As filed with the Securities and Exchange Commission on August 2, 2019.

1933 Act File No. 333-210386

1940 Act File No. 811-23153

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-2

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933	☒
PRE-EFFECTIVE AMENDMENT NO.	☐
POST-EFFECTIVE AMENDMENT NO. 2	☒

REGISTRATION STATEMENT

UNDER

THE INVESTMENT COMPANY ACT OF 1940	☒
AMENDMENT NO. 6	☒

NEXPOINT LATIN AMERICAN

OPPORTUNITIES FUND

Principal Executive Offices

300 Crescent Court, Suite 700

Dallas, Texas 75201

(972) 628-4100

Agent for Service

Lauren Thedford, Esq.

300 Crescent Court, Suite 700

Dallas, Texas 75201

(972) 628-4100

Copies of information to:

Jon-Luc Dupuy, Esq.

K&L Gates LLP

State Street Financial Center, 1 Lincoln Street

Boston, Massachusetts 02111

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box.  ☒

It is proposed that this filing will become effective when declared effective pursuant to section 8(c).

CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933

Title of Securities Being Registered	Amount Being Registered(1)	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(1)(2)
Shares of Beneficial Interest	4,712,535	$21.22	$99,999,992.70	$12,450

(1)	Estimated solely for the purpose of calculating the registration fee, in accordance with Rule 457(a) of the Securities Act of 1933.
(2)

A filing fee of $5,035.00 was initially paid in connection with the filing of this registration statement on March 24, 2016. An additional filing fee of $7,415.00 was paid in connection with the filing of Pre-Effective Amendment No. 2 on March 13, 2018.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

NexPoint Latin American Opportunities Fund

Maximum Offering of 4,712,535 Class A, Class C, Class L and Class Z Shares

Shares of Beneficial Interest

The Fund. NexPoint Latin American Opportunities Fund (the “Fund”) is a continuously offered, non-diversified, closed-end management investment company that intends to operate as an interval fund.

This Prospectus provides the information that a prospective investor should know about the Fund before investing. You are advised to read this Prospectus carefully and to retain it for future reference. Additional information about the Fund, including a Statement of Additional Information (“SAI”) dated April 30, 2019, as amended August 2, 2019, has been filed with the Securities and Exchange Commission (“SEC”). The SAI is available upon request and without charge by writing the Fund at NexPoint Latin American Opportunities Fund, c/o DST Systems, Inc., 430 W. 7th Street, Suite 219424, Kansas City, Missouri 64105-1407, or by calling toll-free (844) 485-9167. You may request the Fund’s SAI, annual and semi-annual reports when available, and other information about the Fund or make shareholder inquiries by calling (844) 485-9167 or by visiting www.NexPointFunds.com. The SAI, which is incorporated by reference into (legally made a part of) this Prospectus, is also available on the SEC’s website at www.sec.gov. The address of the SEC’s website is provided solely for the information of prospective shareholders and is not intended to be an active link.

Investment Objective. The Fund’s investment objective is to seek capital appreciation and income. There can be no assurance that the Fund will achieve this objective.

Investment Strategy. The Fund pursues its investment objective by investing, under normal circumstances, at least 80% of its total assets (defined as net assets plus the amount of any borrowing for investment purposes) (the “80% Policy”) in debt and equity securities of Latin American issuers and other investments that are tied economically to Latin America (“Latin American Securities”). Latin America includes all countries located in Central and South America, as well as the islands of the Caribbean whose official language is Spanish and Puerto Rico, with a focus on the following countries: Argentina, Brazil, Chile, Colombia, Ecuador, Guatemala, Mexico, Peru, Panama and Venezuela. The Fund will invest in Latin American companies of various sizes, including foreign subsidiaries of U.S. companies, but may also invest in the sovereign debt of Latin American governments. The Fund may invest, without limitation, in securities and other instruments that are unrated or rated below investment grade (Ba/BBB or lower), which are commonly referred to as “junk securities.” Junk securities are subject to greater risk of loss of principal and interest and may be less liquid than investment grade securities. The Fund may also invest in Latin American Securities through other income-producing strategies, including futures, currency forwards, interest rate swaps, options and sovereign credit default swaps, for both hedging and speculative purposes.

Securities Offered. The Fund intends to engage in a continuous offering of four classes of shares of beneficial interest of the Fund: Class A shares, Class C shares, Class L shares and Class Z shares. The Fund is authorized as a Delaware statutory trust to issue an unlimited number of shares. The Fund is offering to sell, through its principal underwriter, NexPoint Securities, Inc. (formerly, Highland Capital Funds Distributor, Inc.) (the “Distributor”), under the terms of this Prospectus, up to 4,712,535 shares of beneficial interest, at the net asset value (“NAV”) per share plus the applicable sales load.

See “Fees and Fund Expenses” and “Plan of Distribution”. The Distributor is not required to sell any specific number or dollar amount of the Fund’s shares, but will use reasonable efforts to sell the shares. The Fund is not required to raise a minimum amount of proceeds from this offering to commence operations. Assets that cannot be invested in securities of Latin American Securities as described in the section of this Prospectus entitled, “Investment Objective, Policies and Strategies—Investment Strategy” will be invested in cash or cash equivalents. The Fund’s continuous offering is expected to continue in reliance on Rule 415 under the Securities Act of 1933 until the date the Fund has sold 4,712,535 shares, or such shorter date as the Fund’s Board of Trustees (the “Board”) may determine.

Use of Leverage. Based on current market conditions, the Fund does not presently intend within the next 12 months as of the date of this Prospectus to issue preferred stock or borrow funds for investment purposes, but may do so if the Fund’s Board determines it is in the best interest of common shareholders. The Fund is permitted to use leverage up to 33.33% of the Fund’s total assets. The Fund may issue preferred shares, borrow money and issue debt securities (collectively, “traditional leverage”). In addition, the Fund may enter into reverse repurchase agreements, swaps, futures, forward contracts, securities lending, short sales, and other derivative transactions, that have similar effects as leverage (collectively, “effective leverage”). The Fund may also invest in real estate investment trusts (“REITs”) that derive their income from the ownership, leasing, or financing of Latin American real estate, business development companies and master limited partnerships, which may incur higher levels of leverage. Accordingly, the Fund, through these investments, may be exposed to higher levels of leverage than the Fund is permitted to incur itself, including a greater risk of loss with respect to such investments as a result of higher leverage employed by such entities.

The Fund has no operating history, and its shares have no history of public trading. In addition, investors should understand that:

•	the Fund does not currently intend to list its shares on any securities exchange;

•	there is no secondary market for the Fund’s shares, and the Fund does not expect that such a market will develop at this time; and

•	your investment in the Fund will be illiquid.

Before investing, you should therefore consider the following factors:

•	You may not have access to the money you invest for an extended period of time.

•	You may not be able to sell your shares at the time of your choosing regardless of how the Fund performs.

•	Because you may not be able to sell your shares at the time of your choosing, you may not be able to reduce your exposure in a market downturn.

•	An investment in the Fund may not be suitable for investors who may need the money they invested in a specified timeframe.

•	The amount of distributions that the Fund may pay, if any, is uncertain.

•

The Fund may pay distributions in significant part from sources that may not be available in the future and that are unrelated to the Fund’s performance, such as from offering proceeds, borrowings, and amounts from the Fund’s affiliates that are subject to repayment by investors. All or a portion of a distribution may consist of a return of capital. Because a return of capital may reduce a shareholder’s tax basis, it will increase the amount of gain or decrease the amount of loss on a subsequent disposition of the shareholder’s shares.

The Fund has implemented a share repurchase program, but it is only required to repurchase up to 5% of its outstanding shares per quarter. The Fund intends to begin repurchasing shares at the end of the second full quarter following the effectiveness of this Registration Statement. In addition, the Fund may in the future determine to list its shares on a public securities exchange, but even if an active secondary market in the Fund’s shares were to develop as a result, closed-end fund shares frequently trade at a discount from their NAV. Investing in the Fund involves a considerable degree of risk. See “Risk Factors” on page 41 of this Prospectus.

Neither the SEC nor any state securities commission has approved or disapproved these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Class A Shares	Class C Shares	Class L Shares	Class Z Shares
Public Offering Price Per Share	$21.22	$20.00	$20.89	$20.00
Maximum Sales Load as a Percentage of Purchase Amount[1,2]	5.75%	None	4.25%	None
Proceeds to the Fund[3]	$20.00	$20.00	$20.00	$20.00

(1)

For Class A shares, “maximum sales load” includes (i) broker commissions of 5.00% of the Fund’s public offering price per Class A share and (ii) distributor fees of 0.75% of the Fund’s public offering price per Class A share. For Class L shares, “maximum sales load” includes (i) broker commissions of 3.50% of the Fund’s public offering price per Class L share and (ii) distributor fees of 0.75% of the Fund’s public offering price per Class L share. The table above does not include distribution fees paid on Class C and Class L shares that will accrue at annual rates equal to 0.75% and 0.25%, respectively, of the Fund’s average daily net assets attributable to Class C and Class L shares and are payable on a quarterly basis.

(2)

The Adviser and/or its affiliates, in their discretion and from their own resources (which may include the Adviser’s legitimate profits from the management fee it receives from the Fund), may pay additional compensation to brokers or dealers in connection with the sale and distribution of Fund shares. There is no limit on the amount of additional compensation paid by the Adviser or its affiliates, subject to the limitations imposed by FINRA. In addition, the Fund, the Adviser and/or their respective affiliates may pay a servicing fee to the Distributor and to other selected broker-dealers and other financial industry professionals for providing ongoing services in respect of holders of Class A, Class C and Class L shares with whom they have distributed shares of the Fund. The Fund’s (and, indirectly, Class A, Class C and Class L holders’) share of such servicing fees will not exceed an annual rate of 0.25% of the Fund’s average daily net asset value attributable to Class A, Class C and Class L shares, respectively. See “Plan of Distribution.”

(3)

Assumes all shares currently registered are sold in the continuous offering. The Fund will also bear certain ongoing offering costs associated with the Fund’s continuous offering of shares. The Fund estimates that it will incur in connection with this offering approximately $75,000, or $0.01 per Class A share, of offering and other expenses. The net proceeds to the Fund after payment of the maximum sales load and the estimated offering expenses of $75,000 will be approximately $94.2 million, or $19.98 per Class A share, assuming the Fund raises $100,000,000 in this offering. See “Fund Expenses.” Offering costs incurred by the Fund will immediately reduce the Fund’s NAV and the value of the shares that you purchase in this offering. The Adviser has agreed to pay or reimburse the Fund for organizational and offering expenses incurred in connection with the Fund’s commencement of operations and initial offering of shares, and will not seek to recoup such fees.

NexPoint Securities, Inc.

The date of this Prospectus is April 30, 2019.

PROSPECTUS SUMMARY

The following summary highlights information contained elsewhere in this Prospectus. This summary may not contain all of the information that you should consider before investing in the Fund. You should review the more detailed information contained in this Prospectus and in the Statement of Additional Information, especially the information set forth under the heading “Risk Factors.”

The Fund

NexPoint Latin American Opportunities Fund (the “Fund”) is a continuously offered, non-diversified, closed-end management investment company that intends to operate as an interval fund. See “The Fund.” As an interval fund, the Fund will offer to make repurchases of no less than 5% of its outstanding shares at net asset value (“NAV”), on a quarterly basis, unless such offer is suspended or postponed in accordance with regulatory requirements. See “Quarterly Repurchases of Shares.”

Investment Objective and Policies

Investment Objective. The Fund’s investment objective is to seek capital appreciation and income. There can be no assurance that the Fund will achieve this objective. The Fund’s investment objective is non-fundamental and may be changed by the Board of Trustees (the “Board”) without shareholder approval. Shareholders will, however, receive at least 60 days’ prior notice of any change in this investment objective.

Investment Strategy. The Fund pursues its investment objective by investing, under normal circumstances, at least 80% of its total assets (defined as net assets plus the amount of any borrowing for investment purposes) (the “80% Policy”) in debt and equity securities of Latin American issuers and other investments that are tied economically to Latin America (“Latin American Securities”). Latin America includes all countries located in Central and South America, as well as the islands of the Caribbean whose official language is Spanish and Puerto Rico, with a focus on the following countries: Argentina, Brazil, Chile, Colombia, Ecuador, Guatemala, Mexico, Peru, Panama and Venezuela. The Fund will invest in Latin American companies of various sizes, including foreign subsidiaries of U.S. companies, but may also invest in the sovereign debt of Latin American governments.

The Fund may invest in subsidiaries of U.S. companies that are tied economically to countries located in Latin America. An investment in a subsidiary of a U.S. company will be deemed to be tied economically to a particular country in Latin America if the issuer: (i) has its principal place of business in such country; or (ii) generates more than 50 percent of its revenues from business in that country.

The securities in which the Fund may invest include, but are not limited to, common stock, preferred stock, convertible securities, trust or partnership interests, depositary receipts, warrants, rights, structured notes, notes, government bonds, public and private bonds, senior secured debt, mezzanine debt, unsecured debt and asset-backed securities. Debt securities include corporate debt obligations and debt securities, including those of Latin American government issuers, that are rated non-investment grade (i.e., rated Ba or lower by Moody’s Investors Service, Inc. (“Moody’s”), BB+ or lower by Standard & Poor’s Ratings Group (“S&P”), or BB by Fitch, Inc. (“Fitch”) or comparably rated by another nationally recognized statistical rating organization (“NRSRO”), or, if unrated, determined by the Adviser to be of comparable credit quality). The Fund’s investments in non-investment grade investments and those deemed to be of similar quality are considered speculative with respect to the issuer’s capacity to pay interest and repay principal and are commonly referred to as “junk” or “high yield” securities. See “Risk Factors — Non-Investment Grade Securities Risk.”

The Fund may also use other income-producing strategies, including options, swaps and other derivative instruments, for both hedging and speculative purposes. Certain derivative positions may be used for purposes of the Fund’s compliance with its 80% Policy if such instruments have economic characteristics similar to a direct investment in Latin American Securities. The Fund will use the market value of derivative instruments for purposes of calculating compliance with its 80% Policy.

In addition, the Fund may seek to gain exposure to Latin American real estate markets, in whole or in part, through investments in real estate investment trusts (“REITs”) that have a Latin American focus. The Fund will limit its investments in real estate, including REITs, to no more than 25% of its total assets. The Fund may also invest in Latin American Securities through master limited partnerships (“MLPs”) and exchange traded funds (“ETFs”), which may be affiliates of the Fund. The Fund intends to limit its investments in related entities to the extent necessary to qualify as a regulated investment company (“RIC”) for tax purposes. In general, and subject to certain exceptions not applicable here, a RIC is not permitted to invest more than 25% of its total assets in any one issuer, or in any two or more issuers that the taxpayer controls and that are determined to be engaged in the same or similar trades or businesses or related trades or businesses.

NexPoint Advisors, L.P., the Fund’s investment adviser (“NexPoint” or the “Adviser”) considers a number of factors to determine whether an investment is tied economically to Latin America. An investment must meet at least one of the following criteria and will often meet several of the criteria listed below:

•	the primary trading market;

•	the issuer’s domicile, sources of revenue, and location of assets;

•	whether the investment is included in an index representative of a particular country in Latin America or the Latin American region; and

•	the source of government guarantees (if any).

The Fund intends to allocate its investments in Latin American equity and debt securities (including debt and high yield securities); and approximately 20% in other assets that are not included in the 80% Policy, such as non-Latin American securities and/or alternative strategies (including convertible hedging and swaps, business development companies (“BDCs”) and related swap products). Convertible hedging is a trading strategy that consists of a long position in a company’s convertible bond or debenture, and a short position in the underlying common shares. However, the Adviser, in its sole discretion, may vary its allocation among asset classes significantly depending on market conditions, prevailing economic trends and the amount of assets under management at any given time to the extent consistent with the Fund’s investment policy and other limitations set forth in this Prospectus. The Adviser will manage interest rate, default, currency and systemic risks through a variety of trading methods and market tools, including derivative hedging instruments, as it deems appropriate. The investment strategies of the Fund allow the Adviser to assess what it considers to be the best opportunities in the marketplace and quickly adjust the Fund’s trading strategies and market focus to changing conditions. Accordingly, the Fund may experience high portfolio turnover.

The Fund intends to invest and trade in listed and unlisted, public and private, rated and unrated, debt and equity instruments and other obligations, including structured debt and equity instruments and financial derivatives. Securities and other instruments that are unrated or rated below investment grade (Ba/BBB or lower), are commonly referred to as “junk securities.” Junk securities are subject to greater risk of loss of principal and interest and may be less liquid than investment grade securities. Certain of the equity securities acquired by the Fund may be securities or other instruments that are sold in private placements and that are neither listed on an exchange, nor traded over the counter. The Fund may also receive equity or equity-related securities in connection with a workout transaction.

From time to time, the Adviser may also invest a portion of the Fund’s assets in short-term U.S. government obligations, certificates of deposit, commercial paper and other money market instruments, including repurchase agreements with respect to such obligations and pooled investment vehicles (for example, money market funds) that invest in these obligations, to enable the Fund to make investments quickly, to serve as collateral with respect to certain of its investments, and for other cash management purposes. A greater percentage of Fund assets may be invested in such obligations if the Adviser believes that a defensive position is appropriate because of the outlook for security prices or in order to respond to adverse market, economic, business or political conditions.

The principal derivative instruments the Fund intends to employ for hedging and/or speculative purposes include futures (primarily currency futures), currency forwards, interest rate swaps, options and sovereign credit default swaps. The Fund intends to use such instruments primarily to hedge against interest rate, foreign currency, geopolitical and volatility risk.

The Fund may also lend securities and engage in short sales of securities. Subject to the requirements of the Investment Company Act of 1940, as amended (the “1940 Act”) and the Internal Revenue Code of 1986, as amended (the “Code”), the Fund will not make a short sale if, after giving effect to such sale, the market value of all securities sold short by the Fund exceeds 25% of the value of its total assets. The Fund may make short sales “against the box” without respect to such limitations.

For more information on the Fund’s investment strategy, see the section of this Prospectus entitled “Investment Objective, Policies and Strategies – Investment Strategy.” The Fund may not be able to achieve its investment objective. For a discussion of the risks associated with an investment in the Fund, see “Risk Factors.”

Leverage. Based on current market conditions, the Fund does not presently intend within the next 12 months as of the date of this Prospectus to issue preferred stock or borrow funds for investment purposes, but may do so if the Fund’s Board determines it is in the best interest of common shareholders. The Fund is permitted to use leverage up to 33.33% of the Fund’s total assets, as permitted by the 1940 Act. There can be no assurance that any leveraging strategy the Fund employs will be successful during any period in which it is employed. The Fund may also invest in REITs that derive their income from the ownership, leasing, or financing of Latin American real estate, BDCs and MLPs, which may incur higher levels of leverage. Accordingly, the Fund, through these investments, may be exposed to higher levels of leverage than the Fund is permitted to, including a greater risk of loss with respect to such investments as a result of higher leverage employed by such entities. See “Investment Objective, Policies and Strategies.”

The Fund may issue preferred shares, borrow money and issue debt securities (collectively, “traditional leverage”). The Fund is permitted to obtain traditional leverage using any form or combination of financial leverage instruments, including through funds borrowed from banks or other financial institutions (i.e., a credit facility), margin facilities or notes issued by the Fund and the leverage attributable to similar transactions entered into by the Fund. Although it has no current intention to do so, the Fund may also issue preferred shares of beneficial interest in an aggregate amount of up to 33.33% of the Fund’s total assets immediately after such issuance. If the Fund uses traditional leverage, the amount of fees paid to the Adviser for its services will be higher than if the Fund does not use traditional leverage, because the fees paid are calculated based on total assets, which includes assets purchased with leverage. Therefore, the Adviser has a financial incentive to use traditional leverage, which creates a conflict of interest between the Adviser and common shareholders, as only the common shareholders would bear the fees and expenses incurred through the Fund’s use of traditional leverage, including the issuance of Preferred Shares, if any. The Fund’s willingness to use traditional leverage, and the extent to which traditional leverage is used at any time, will depend on many factors. See “Fund Expenses.”

In addition, the Fund may enter into reverse repurchase agreements, swaps, futures, forward contracts, securities lending, short sales, and other derivative transactions, that have similar effects as leverage (collectively, “effective leverage”). To the extent the Fund uses effective leverage, such transactions will be included in calculating the aggregate amount of leverage for purposes of the Fund’s 33.33% leverage limitation, provided that effective leverage incurred through the use of covered positions will not be counted toward the Fund’s 33.33% leverage limitation. The Fund may obtain effective leverage through the use of forward foreign currency exchange contracts, futures contracts, call and put options (including options on futures contracts, swaps, bonds, stocks and indexes), swaps (including credit default, index, basis, total return, volatility and currency swaps), forward contracts, loans of portfolio securities, short sales, when-issued, delayed delivery or forward commitment transactions and other derivative instruments. In addition, the Fund may invest in the securities of companies whose capital structures are highly leveraged. The Fund may use effective leverage opportunistically, though not at all times, and may choose to increase or decrease its effective leverage, or use different types or combinations of leveraging instruments, based on the Adviser’s assessment of market conditions, the investment environment and the costs that the Fund would incur as a result of such effective leverage. There is no assurance that the Fund will utilize any form or combination of effective leverage. To the extent the Fund uses effective leverage, such transactions (with the exception of the use of covered positions) will be included in calculating the aggregate amount of leverage for purposes of the Fund’s 33.33% leverage limitation set forth above.

Policies. The Fund’s 80% Policy with respect to investments in Latin American Securities is not fundamental and may be changed by the Board without shareholder approval. However, shareholders will be given at least 60 days’ prior notice of any change in the 80% Policy. Prior to investing in a REIT, the Adviser will review the REIT’s prospectus or offering memorandum, financial statements, and any available third party research, and may also meet with the REIT’s management team in order to determine whether it has a Latin American focus consistent with the Fund’s investment objective and strategies. Following the Fund’s investment in a REIT, the Adviser will continue to monitor the REIT on an ongoing basis, reviewing all relevant information as it becomes available. If at any point the Adviser has reason to believe that the REIT’s investment strategy has changed, or that its underlying asset mix has changed in a way that no longer meets the Fund’s investment object and strategies, the Adviser will promptly reclassify the investment for purposes of testing the Fund’s compliance with its 80% Policy. If the Fund were to temporarily fall out of compliance with its 80% Policy as a result of reclassifying an investment, the Fund would take one or more of the following actions in order to come back into compliance with its 80% Policy: (i) restricting additional investments that do not fall within the 80% Policy, (ii) selling one or more investments that are outside of the 80% Policy, (iii) deploying new capital raised in the Offering in investments that fall within the 80% Policy, or (iv) if available, utilizing borrowings from a credit facility to make investments that fall within the 80% Policy.

The Fund concentrates investments in Latin American Securities, meaning that, under normal circumstances, it invests 25% or more of its total assets in securities of Latin American Issuers and other investments that are tied economically to Latin America. The Fund may not, however, invest 25% or more of its total assets in securities of companies or entities engaged in any one industry or group of industries, except for Latin American Securities (the “Concentration Policy”). The Concentration Policy is fundamental and may not be changed by the Board without shareholder approval. The Fund’s Statement of Additional Information (“SAI”) contains a list of all of the fundamental and non-fundamental investment policies of the Fund, under the heading “Investment Objectives and Policies.”

Investment Adviser and Fees

NexPoint Advisors, L.P., which serves as Adviser to the Fund, is registered with the Securities and Exchange Commission (“SEC”) as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”) and is an affiliate of Highland Capital Management, L.P. (“Highland”). The Adviser will have access to Highland and its resources through a shared services agreement (the “Shared Services Agreement”).

The Adviser also externally manages NexPoint Strategic Opportunities Fund (“NHF”), a registered closed-end fund whose shares trade on the New York Stock Exchange (“NYSE”); NexPoint Capital, Inc., a non-traded business development company (a “BDC”); NexPoint Real Estate Strategies Fund (“NRESF”) and NexPoint Healthcare Opportunities Fund (NHOF), registered closed-end funds that operate as interval funds; and the following registered closed-end funds that intend to operate as interval funds but have not yet commenced operations: NexPoint Discount Strategies Fund (“NDSF”), NexPoint Energy and Materials Opportunities Fund (“NEMO”), NexPoint Strategic Income Fund (“NSIF”) and NexPoint Event-Driven Fund (“NEDF”). Highland Capital Management Fund Advisors, L.P., an affiliate of the Adviser, manages Highland Floating Rate Opportunities Fund (“HFRO”) and Highland Global Allocation Fund (“HGLB”), registered closed-end funds whose shares trade on the NYSE.

The Adviser’s senior management team has experience across private lending, private equity, real estate investing and other investment strategies. Collectively, the Adviser’s affiliates manage approximately $10.0 billion in assets as of January 31, 2019, including approximately $177 million in investments economically tied to Latin America.

Pursuant to an investment advisory agreement with the Fund (the “Investment Advisory Agreement”), the Adviser will be entitled to receive a monthly management fee at the annual rate of 1.25% of the Fund’s Daily Gross Assets. “Daily Gross Assets” is the amount equal to total assets, less any liabilities, but excluding liabilities evidencing leverage.

The Adviser and the Fund have entered into an expense limitation and reimbursement agreement (the “Expense Limitation Agreement”) under which the Adviser has agreed contractually to waive its fees and to pay, absorb or reimburse the ordinary operating expenses of the Fund (including organizational and offering expenses, but excluding: (i) distribution and shareholder servicing fees, interest, taxes, dividend expenses on short sales, brokerage commissions and other transaction costs, and other expenditures which are capitalized in accordance with generally accepted accounting principles; (ii) expenses incurred indirectly by the Fund as a result of investments in other investment companies and pooled investment vehicles; (iii) other expenses attributable to, and incurred as a result of, the Fund’s investments; (iv) expenses payable by the Fund under any Sub-Administration Agreement; and (v) litigation expenses and extraordinary expenses not incurred in the ordinary course of the Fund’s business), to the extent that they exceed 1.75% per annum of the Fund’s average Daily Gross Assets (the “Expense Limitation”). If the Fund incurs expenses excluded from the Expense Limitation Agreement, the Fund’s expense ratio would be higher and could exceed the Expense Limitation. In consideration of the Adviser’s agreement to limit the Fund’s expenses, the Fund has agreed to repay the Adviser in the amount of any fees waived and Fund expenses paid or absorbed (other than organizational and initial offering expenses, which are those expenses incurred by the Fund prior to the commencement of the offering of Fund shares) to the extent that: (1) the reimbursement for fees and expenses will be made only if payable not more than three years from the date on which such fees are foregone or expenses are incurred by the Adviser; and (2) such recoupment does not cause the Fund’s ordinary operating expenses plus recoupment to exceed the Expense Limitation in effect at the time the expenses were paid or waived or any expense limitation in effect at the time of recoupment. The Expense Limitation Agreement will remain in effect at least until one year after the date of the Prospectus, unless and until the Board approves its modification or termination. The Expense Limitation Agreement may be terminated only by the Board. After the expiration of the Expense Limitation Agreement, the agreement may be renewed at the discretion of the Adviser and the Board. See “Management of the Fund.”

Transfer Agent and Fund Administrator

DST Systems, Inc. (“DST”) serves as the transfer agent of the Fund. The Adviser serves as the Fund’s Administrator. SEI Global Funds Services (“SEI”) serves as the Fund’s Sub-Administrator. See “Management of the Fund.”

Distribution Fees

Class C shares will pay to the Distributor a distribution fee (the “Distribution Fee”) that will accrue at an annual rate equal to 0.75% of the Fund’s average daily net assets attributable to Class C shares, and is payable on a quarterly basis. Class L shares will pay to the Distributor a Distribution Fee that will accrue at an annual rate equal to 0.25% of the Fund’s average daily net assets attributable to Class L shares, and is payable on a quarterly basis. Class A and Class Z shares are not subject to a Distribution Fee. See “Plan of Distribution.”

Shareholder Servicing Fee

The Fund (and, indirectly, Class A, Class C and Class L shareholders) will pay a monthly shareholder servicing fee at an annual rate of up to 0.25% of the average daily net assets of Class A, Class C and Class L shares, respectively.

Closed-End Fund Structure

Closed-end funds differ from open-end management investment companies (commonly referred to as mutual funds) in that closed-end funds do not typically redeem their shares at the option of the shareholder. Rather, closed-end fund shares typically trade in the secondary market via a stock exchange. Unlike many closed-end funds, however, the Fund’s shares will not be listed on a stock exchange. Instead, the Fund will operate as an interval fund, meaning that the Fund will provide limited liquidity to shareholders by offering to repurchase a limited amount of shares (at least 5%) on a quarterly basis, which is discussed in more detail below. An investment in the Fund is suitable only for investors who can bear the risks associated with the limited liquidity of the shares and should be viewed as a long-term investment. The Fund is subject to continuous asset in-flows, although not subject to continuous out-flows. The Board may, in the future, seek shareholder approval to list the Fund’s shares on a national securities exchange depending on market conditions and other factors.

Share Classes

The Fund intends to offer four different classes of shares: Class A, Class C, Class L and Class Z shares. The Fund has received exemptive relief from the SEC to issue multiple classes of shares and to impose asset-based distribution fees and early-withdrawal charges. An investment in any share class of the Fund represents an investment in the same assets of the Fund. However, the purchase restrictions and ongoing fees and expenses for each share class are different. The fees and expenses for the Fund are set forth in “Fees and Fund Expenses.” If an investor has hired an intermediary and is eligible to invest in more than one class of shares, the intermediary may help determine which share class is appropriate for that investor. When selecting a share class, you should consider which share classes are available to you, how much you intend to invest, how long you expect to own shares, and the total costs and expenses associated with a particular share class.

Each investor’s financial considerations are different. You should speak with your financial advisor to help you decide which share class is best for you. Not all financial intermediaries offer all classes of shares. If your financial intermediary offers more than one class of shares, you should carefully consider which class of shares to purchase

Investor Suitability

An investment in the Fund involves a considerable amount of risk. It is possible that you may lose money. An investment in the Fund is suitable only for investors who can bear the risks associated with the limited liquidity of the shares and should be viewed as a long-term investment. Before making your investment decision, you should (i) consider the suitability of this investment with respect to your investment objectives and personal financial situation and (ii) consider factors such as your personal net worth, income, age, risk tolerance and liquidity needs.

Repurchases of Shares

The Fund is an interval fund and, as such, has adopted a fundamental policy to make quarterly repurchase offers, at NAV, of no less than 5% of the shares outstanding. There is no guarantee that shareholders will be able to sell all of the shares they desire in a quarterly repurchase offer because shareholders, in total, may wish to sell more than 5% of the Fund’s shares. If the amount of repurchase requests exceeds the number of shares the Fund offers to repurchase, the Fund will repurchase shares on a pro rata basis. Limited liquidity will be provided to shareholders only through the Fund’s quarterly repurchases. The Fund will maintain liquid securities or cash or, if available, will borrow in amounts sufficient to meet quarterly redemption requirements. See “Quarterly Repurchases of Shares.”

Summary of Risks

Investing in the Fund involves risks, including the risk that you may receive little or no return on your investment or that you may lose part or all of your investment. Consequently, you can lose money by investing in the Fund. No assurance can be given that the Fund will achieve its investment objective, and investment results may vary substantially over time and from period to period. An investment in the Fund is not appropriate for all investors.

An investment in the Fund is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency.

Structural Risks:

New Offering with No Operating History. The Fund is a closed-end investment company with no history of operations. If the Fund commences operations under inopportune market or economic conditions, it may not be able to achieve its investment objective.

Substantial Conflicts of Interest. As a result of the Fund’s arrangements with Highland, there may be times when Highland, the Adviser or their affiliates have interests that differ from those of the Fund’s shareholders, giving rise to a conflict of interest. The Fund’s officers serve or may serve as officers, directors or principals of entities that operate in the same or a related line of business as the Fund does, or of investment funds managed by the Adviser or its affiliates. Similarly, the Adviser or its affiliates may have other clients with similar, different or competing investment objectives. In serving in these multiple capacities, they may have obligations to other clients or investors in those entities, the fulfillment of which may not be in the best interests of the Fund or its shareholders. For example, the Fund’s officers have, and will continue to have, management responsibilities for other investment funds, accounts or other investment vehicles managed or sponsored by the Adviser and its affiliates. The Fund’s investment objective may overlap, in part or in whole, with the investment objective of such affiliated investment funds, accounts or other investment vehicles. As a result, those individuals may face conflicts in the allocation of investment opportunities among the Fund and other investment funds or accounts advised by or affiliated with the Adviser. The Adviser will seek to allocate investment opportunities among eligible accounts in a manner that is fair and equitable over time and consistent with its allocation policy. However, the Fund can offer no assurance that such opportunities will be allocated to it fairly or equitably in the short-term or over time.

Closed-End Fund (“CEF”) Risk. The Fund is a CEF. Closed-end funds differ from open-end management investment companies (commonly referred to as mutual funds) in that closed-end funds may list their shares for trading on a securities exchange and do not redeem their shares at the option of the shareholder. By comparison, mutual funds issue securities redeemable at NAV at the option of the shareholder and typically engage in a continuous offering of their shares. Mutual funds are subject to continuous asset in-flows and out-flows that can complicate portfolio management, whereas closed-end funds generally can stay more fully invested in securities consistent with the closed-end fund’s investment objective and policies. In addition, in comparison to open-end funds, closed-end funds have greater flexibility in their ability to make certain types of investments, including investments in illiquid securities.

Leverage Risk. Based on current market conditions, the Fund does not presently intend within the next 12 months as of the date of this Prospectus to issue preferred stock or borrow funds for investment purposes, but may do so if the Fund’s Board determines it is in the best interest of common shareholders. The Fund is permitted to use leverage up to 33.33% of the Fund’s total assets as permitted by the 1940 Act. The use of leverage, such as borrowing money to purchase securities, will cause the Fund to incur additional expenses and may significantly magnify the Fund’s losses in the event of underperformance of the Latin American Securities held by the Fund. Interest payments and fees incurred in connection with such borrowings may reduce the amount of distributions available to the Fund’s shareholders. The Fund may also invest in REITs that derive their income from the ownership, leasing, or financing of Latin American real estate, BDCs and MLPs, which may incur higher levels of leverage. Accordingly, the Fund, through these investments, may be exposed to higher levels of leverage than the Fund is permitted to incur itself, including a greater risk of loss with respect to such investments as a result of higher leverage employed by such entities.

No Minimum Amount of Proceeds Required. The Fund is not required to raise a minimum amount of proceeds from this offering in order to commence operations. In order for the Fund to have viable operations, the Adviser believes the Fund will need to raise approximately $3.0 million in proceeds from this offering. To the extent that the Fund is unable to raise such amount in a timely manner or at all, it would have a negative impact on the ability of the Fund to diversify its portfolio and meet the asset diversification requirements to qualify as a RIC under the Code.

Distribution Policy Risk. The Fund’s distribution policy may, under certain circumstances, have certain adverse consequences to the Fund and its shareholders because it may result in a return of capital resulting in less of a shareholder’s assets being invested in the Fund and, over time, increase the Fund’s expense ratio. The distribution policy also may cause the Fund to sell a security at a time it would not otherwise do so in order to manage the distribution of income and gain. Pending the investment of the net proceeds in accordance with the investment objective and policies, all or a portion of the Fund’s distributions may consist of a return of capital (i.e. from your original investment).

Liquidity Risk. There is currently no secondary market for the shares and the Fund expects that no secondary market will develop. Limited liquidity is provided to shareholders only through the Fund’s quarterly repurchase offers for no less than 5% of the shares outstanding at NAV. There is no guarantee that shareholders will be able to sell all of the shares they desire in a quarterly repurchase offer.

Market Risk. An investment in the Fund’s shares is subject to investment risk, including the possible loss of the entire principal amount invested. An investment in the Fund’s shares represents an indirect investment in the securities of Latin American Securities and other securities owned by the Fund. The value of these securities, like other market investments, may move up or down, sometimes rapidly and unpredictably.

Non-Diversification Risk. Non-diversification risk is the risk that an investment in the Fund could fluctuate in value more than an investment in a diversified fund. As a non-diversified fund for purposes of the 1940 Act, the Fund may invest a larger portion of its assets in the securities of fewer issuers than a diversified fund. The Fund’s investment in fewer issuers may result in the Fund’s shares being more sensitive to the economic results of those issuers. An investment in the Fund could fluctuate in value more than an investment in a diversified fund.

Repurchase Policy Risk. Quarterly repurchases by the Fund of its shares typically will be funded from available cash or sales of portfolio securities. However, payment for repurchased shares may require the Fund to liquidate portfolio holdings earlier than the Adviser otherwise would liquidate such holdings, potentially resulting in losses, and may increase the Fund’s portfolio turnover. The Adviser may take measures to attempt to avoid or minimize such potential losses and turnover, and instead of liquidating portfolio holdings, may borrow money to finance repurchases of shares. If the Fund borrows to finance repurchases, interest on any such borrowings will negatively affect shareholders who do not tender their shares in a repurchase offer by increasing the Fund’s expenses and reducing net investment income. The Fund’s quarterly repurchase offers are a shareholder’s only means of liquidity with respect to his or her shares.

Securities Market Risk. Securities market risk is the risk that the value of securities owned by the Fund may go up or down, sometimes rapidly or unpredictably, due to factors affecting particular companies or the securities markets generally. A general downturn in the securities market may cause multiple asset classes to decline in value simultaneously. Many factors can affect this value and you may lose money by investing in the Fund.

Portfolio Turnover Risk. Portfolio turnover risk is the risk that the Fund’s portfolio turnover will increase the Fund’s transaction costs and may result in increased realization of net short-term capital gains (which are taxable to shareholders as ordinary income when distributed to them), higher taxable distributions and lower after-tax performance.

Risks Relating to Fund’s Tax Status. To remain eligible for the special tax treatment accorded to RICs and their shareholders under the Code, the Fund must meet certain source of income, asset diversification and annual distribution requirements. If the Fund were to fail to comply with the income, diversification or distribution requirements, all of its taxable income regardless of whether timely distributed to shareholders would be subject to corporate-level tax and all of its distributions from earnings and profits (including from net long-term capital gains) would be taxable to shareholders as ordinary income. In any such event, the resulting corporate taxes could substantially reduce the Fund’s net assets, the amount of income available for distribution and the amount of its distributions. Any such failure would have a material adverse effect on the Fund and its shareholders.

RIC-Related Risks of Investments Generating Non-Cash Taxable Income. Certain of the Fund’s investments will require the Fund to recognize taxable income in a taxable year in excess of the cash generated on those investments during that year. In particular, the Fund expects that a portion of its investments in loans and other debt obligations will be treated as having “market discount” and/or “original issue discount” for U.S. federal income tax purposes, which, in some cases, could be significant. Because the Fund may be required to recognize income in respect of these investments before or without receiving cash representing such income, the Fund may have difficulty satisfying the annual distribution requirements applicable to RICs and avoiding Fund-level U.S. federal income or excise taxes. Accordingly, the Fund may be required to sell portfolio securities, including at potentially disadvantageous times or prices, raise additional debt or equity capital, or reduce new investments, to obtain the cash needed to make these income distributions. If the Fund liquidates portfolio securities to raise cash, the Fund may realize gain or loss on such liquidations; in the event the Fund realizes net long-term or short-term capital gains from such liquidation transactions, its shareholders may receive larger capital gain or ordinary dividends, respectively, than they would in the absence of such transactions.

Valuation Risk. Portfolio securities may be valued using techniques other than market quotations, under the circumstances described under “Determination of Net Asset Value.” The value established for a portfolio security may be different than what would be produced through the use of another methodology or if it had been priced using market quotations. Portfolio securities that are valued using techniques other than market quotations, including “fair valued” securities, may be subject to greater fluctuation in their value from one day to the next than would be the case if market quotations were used. In addition, there is no assurance that the Trust could sell a portfolio security for the value established for it at any time and it is possible that the Trust would incur a loss because a portfolio security is sold at a discount to its established value.

Fair value is defined as the amount for which assets could be sold in an orderly disposition over a reasonable period of time, taking into account the nature of the asset. Fair value pricing, however, involves judgments that are inherently subjective and inexact, since fair valuation procedures are used only when it is not possible to be sure what value should be attributed to a particular asset or when an event will affect the market price of an asset and to what extent. As a result, fair value pricing may not reflect actual market value, and it is possible that the fair value determined for a security will be materially different from the value that actually could be or is realized upon the sale of that asset.

Investment-Related Risks:

Latin American Market Risk. Under normal market conditions, the Fund expects to invest at least 80% of its total assets in Latin American Securities. As a result, the Fund’s portfolio may be more sensitive to, and possibly more adversely affected by, regulatory, economic or political factors or trends relating to Latin America than that of a fund that invests globally. If Latin American Securities fall out of favor, it may cause the Fund to underperform funds that do not concentrate in a single region of the world. See “Risk Factors—Latin American Market Risk” and also see generally “Risk Factors—Investment-Related Risks” for risks specific to investing in issuers of certain countries.

Emerging Markets Risk. Investing in securities of issuers based in emerging markets entails all of the risks of investing in securities of non-U.S. issuers, but to a heightened degree. These heightened risks include: (i) greater risks of expropriation, confiscatory taxation, nationalization, and less social, political and economic stability; (ii) the smaller size of the markets for such securities and a lower volume of trading, resulting in lack of liquidity and in price volatility; and (iii) certain national policies which may restrict the Fund’s investment opportunities including restrictions on investing in issuers or industries deemed sensitive to relevant national interests.

Geographic Concentration Risk. From time to time, the Fund may invest a substantial amount of its assets in issuers located in a single country or a limited number of countries. If the Fund concentrates its investments in this manner, it assumes the risk that economic, political and social conditions in those countries will have a significant impact on its investment performance.

Equity Securities Risk. The Fund expects to invest in equity securities. Equity risk is the risk that the value or market price of equity securities held by the Fund will fall due to general market or economic conditions, perceptions regarding the industries in which the issuers of securities held by the Fund participate, changes in interest rates, and the particular circumstances and performance of particular companies whose securities the Fund holds. The price of an equity security of an issuer may be particularly sensitive to general movements in the stock market, or a drop in the stock market may depress the price of most or all of the equity securities held by the Fund. In addition, equity securities held by the Fund may decline in price if the issuer fails to make anticipated distributions or dividend payments because, among other reasons, the issuer experiences a decline in its financial condition.

Selection Risk. Different types of equity securities tend to shift into and out of favor with investors, depending on market and economic conditions. The performance of funds that invest in Latin American Securities may at times be better or worse than the performance of funds that focus on other types of securities or that have a broader investment style.

Debt Securities Risk. The Fund may invest in debt securities. When the Fund invests in debt securities, the value of your investment in the Fund will fluctuate with changes in interest rates. Typically, a rise in interest rates causes a decline in the value of debt securities. In general, the market price of debt securities with longer maturities will increase or decrease more in response to changes in interest rates than shorter-term securities. Other risk factors include credit risk (the debtor may default) and prepayment risk (the debtor may pay its obligation early, reducing the amount of interest payments). These risks could affect the value of a particular investment, possibly causing the Fund’s share price and total return to be reduced or to fluctuate more than other types of investments. This kind of market risk is generally greater for funds investing in debt securities with longer maturities.

Non-Payment Risk. Debt securities are subject to the risk of non-payment of scheduled interest and/or principal. Nonpayment would result in a reduction of income to the Fund, a reduction in the value of the security experiencing nonpayment and a potential decrease in the NAV of the Fund. There can be no assurance that the liquidation of any collateral would satisfy the borrower’s obligation in the event of non-payment of scheduled interest or principal payments, or that such collateral could be readily liquidated.

REIT Risk. REITs may be affected by changes in the real estate markets generally as well as changes in the values of the properties owned by the REIT or securing the mortgages owned by the REIT. REITs are dependent upon management skill and are not diversified. REITs are also subject to heavy cash flow dependency, defaults by borrowers, self-liquidation, and the possibility of failing to qualify for special tax treatment under the Code, and to maintain an exemption under the 1940 Act. For example, because a REIT may acquire debt securities of issuers primarily engaged in or related to the real estate industry, it also could conceivably own real estate directly as a result of a default on such securities. Any rental income or income from the disposition of such real estate could adversely affect its ability to retain its tax status, which would have adverse tax consequences on its shareholders. Finally, certain REITs may be self-liquidating at the end of a specified term, and run the risk of liquidating at an economically inopportune time.

Derivatives Risk. Derivatives risk is a combination of several risks, including the risks that: (1) an investment in a derivative instrument may not correlate well with the performance of the securities or asset class to which the Fund seeks exposure, (2) derivative contracts, including options, may expire worthless and the use of derivatives may result in losses to the Fund, (3) a derivative instrument entailing leverage may result in a loss greater than the principal amount invested, (4) derivatives not traded on an exchange may be subject to credit risk, for example, if the counterparty does not meet its obligations, and (5) derivatives not traded on an exchange may be subject to liquidity risk and the related risk that the instrument is difficult or impossible to value accurately.

The principal derivative instruments the Fund intends to employ for hedging and/or speculative purposes include futures (primarily currency futures), currency forwards, interest rate swaps, options and sovereign credit default swaps. The Fund intends to use such instruments primarily to hedge against interest rate, foreign currency, geopolitical and volatility risk. The use of currency derivatives transactions can result in the Fund incurring losses as a result of the imposition of exchange controls, suspension of settlements or the inability of the Fund to deliver or receive a specified currency. As a general matter, when the Fund establishes certain derivative instrument positions, such as certain futures, options and forward contract positions, it will segregate liquid assets (such as cash, U.S. Treasury bonds or commercial paper) equivalent to the Fund’s outstanding obligations under the contract or in connection with the position. In addition, changes in laws or regulations may make the use of derivatives more costly, may limit the availability of derivatives, or may otherwise adversely affect the use, value or performance of derivatives.

Hedging Risk. Hedging risk is the risk that, although intended to limit or reduce investment risk, hedging strategies may also limit or reduce the potential for profit. There is no assurance that hedging strategies will be successful.

U.S. Federal Income Tax Matters

The Fund intends to elect to be taxed for U.S. federal income tax purposes, and intends to qualify annually thereafter, as a RIC under Subchapter M of the Code. As a RIC, the Fund generally will not have to pay fund-level U.S. federal income taxes on any ordinary income or capital gain that it distributes to its shareholders from its taxable earnings and profits. Even if the Fund qualifies as a RIC, it generally will be subject to U.S. federal corporate income tax on its undistributed taxable income and could be subject to U.S. federal excise, state, local and foreign taxes. To obtain and maintain RIC tax treatment, the Fund must meet specified source-of-income and asset diversification requirements and distribute annually at least 90% of its ordinary income and net short-term capital gain in excess of net long-term capital loss, if any. See “U.S. Federal Income Tax Matters.”

Distribution Policy

The Fund’s distribution policy is to make quarterly distributions to shareholders. The Board has the ultimate discretion as to whether such distributions will be in stock or in cash. However, this distribution policy is subject to change and there is no guarantee the target rate will be achieved. Unless a shareholder elects otherwise, the shareholder’s distributions will be reinvested in additional shares under the Fund’s distribution reinvestment policy. Shareholders who elect not to participate in the Fund’s distribution reinvestment policy will receive all distributions in cash paid to the shareholder of record (or, if the shares are held in street or other nominee name, then to such nominee). See “Distribution Policy” and “Distribution Reinvestment Policy.”

Custodian

BNY Mellon (“BNY”) will serve as the Fund’s custodian. See “Management of the Fund.”

FEES AND FUND EXPENSES

The following table is intended to assist you in understanding the costs and expenses that an investor in this offering will bear directly or indirectly. We caution you that some of the percentages indicated in the table below are estimates and may vary. The information in the table below includes the fees and expenses expected to be incurred during the twelve months following effectiveness of the offering. The Adviser has agreed to pay or reimburse the Fund for organizational and offering expenses incurred in connection with the Fund’s commencement of operations and initial offering of shares, and will not seek to recoup such fees.

	Class A Shares	Class C Shares	Class L Shares	Class Z Shares
Shareholder Transaction Expenses[1]
Maximum Sales Load (as a percent of offering price)[2]	5.75%	None	4.25%	None
Contingent Deferred Sales Charge[3]	1.00%	1.00%	None	None
Exchange Fee	None	None	None	None
Annual Expenses (as a percentage of net assets attributable to common shares)
Management Fees[4]	1.25%	1.25%	1.25%	1.25%
Other Expenses[5]	1.03%	1.03%	1.03%	1.03%
Distribution Fee[6]	None	0.75%	0.25%	None
Shareholder Servicing Fee[7]	0.25%	0.25%	0.25%	None
Acquired Fund Fees and Expenses[8]	None	None	None	None

Total Annual Expenses	2.53%	3.28%	2.78%	2.28%
Fee Waiver[9]	0.53%	0.53%	0.53%	0.53%

Total Annual Expenses (after fee waiver)[10]	2.00%	2.75%	2.25%	1.75%

[1]

The amounts shown in the table assume that the Fund sells $100.0 million worth of its shares of beneficial interest during the twelve months following effectiveness of the registration statement, that the Fund’s net offering proceeds from such sales equal approximately $94.18 million, and that the Fund’s average net assets during such period equal one-half of the net offering proceeds, or approximately $47.09 million. Actual expenses will depend on the number of shares the Fund sells in this offering and the amount of leverage it employs. If the Fund is unable to raise $100.0 million during the twelve months following effectiveness of the registration statement, its expenses as a percentage of the offering price may be significantly higher. There can be no assurance that the Fund will sell $100.0 million worth of its common shares during the twelve months following effectiveness of the registration statement.

[2]

A portion of the sales load payable on Class A and Class L shares will be a reallowance to participating broker-dealers (see pages 81 and 83 of this Prospectus). In addition, up to 0.75% of this sales load will be paid to the Fund’s Distributor. There are no sales loads on reinvested distributions. The Fund reserves the right to waive broker commissions.

[3]

Class A shares purchased without an initial sales charge in accounts aggregating $500,000 or more may be subject to a 1.00% contingent deferred sales charge on shares redeemed during the first 18 months after their purchase. Class C shares are subject to a 1.00% contingent deferred sales charge for redemptions of shares within 18 months after their purchase.

[4]

The SEC requires that the “management fees” percentage be shown as a percentage of net assets attributable to common shareholders, rather than gross assets, which include assets that have been funded with borrowed monies, because common shareholders bear all of this cost.

[5]

Other expenses include accounting, legal, auditing, printing and transfer fees, as well as fees payable to the Fund’s independent trustees. The amount shown in the Fees and Fund Expenses table reflects the amount of all such other expenses expected to be incurred during the twelve months following effectiveness of the registration statement.

[6]

Class C shares will pay to the Distributor a Distribution Fee that will accrue at an annual rate equal to 0.75% of the Fund’s average daily net assets attributable to Class C shares, and is payable on a quarterly basis. Class L shares will pay to the Distributor a Distribution Fee that will accrue at an annual rate equal to 0.25% of the Fund’s average daily net assets attributable to Class L shares, and is payable on a quarterly basis. These Distribution fees may be paid to broker or financial intermediaries as compensation to sell Fund shares. Class A and Class Z shares are not subject to Distribution Fees. See “Plan of Distribution.”

[7]

Shareholder Servicing Fees may be used to compensate financial industry professionals for providing ongoing services in respect of clients with whom they have distributed shares of the Fund. Please refer to page 81 of this Prospectus for information.

[8]

Acquired Fund Fees and Expenses are the indirect costs of investing in other investment companies. These indirect costs may include performance fees paid to the Acquired Fund’s adviser or its affiliates. It does not include brokerage or transaction costs incurred by the Acquired Funds. The operating expenses in this fee table will not correlate to the expense ratio in the Fund’s financial highlights because the financial statements include only the direct operating expenses incurred by the Fund. We believe that the amounts under this line item will be less than 1 basis point. Therefore, any such estimated amounts are included in other expenses.

[9]

The Adviser and the Fund have entered into an Expense Limitation Agreement under which the Adviser has agreed contractually to waive its fees and to pay, absorb or reimburse the ordinary annual operating expenses of the Fund (including organizational and offering expenses, but excluding: (i) distribution and shareholder servicing fees, interest, taxes, dividend expenses on short sales, brokerage commissions and other transaction costs, and other expenditures which are capitalized in accordance with generally accepted accounting principles; (ii) expenses incurred indirectly by the Fund as a result of investments in other investment companies and pooled investment vehicles; (iii) other expenses attributable to, and incurred as a result of, the Fund’s investments; (iv) expenses payable by the Fund under any Sub-Administration Agreement; and (v) litigation expenses and extraordinary expenses not incurred in the ordinary course of the Fund’s business), to the extent that they exceed 1.75% per annum of the Fund’s average Daily Gross Assets (the “Expense Limitation”). If the Fund incurs expenses excluded from the Expense Limitation Agreement, the Fund’s expense ratio would be higher and could exceed the Expense Limitation. In consideration of the Adviser’s agreement to limit the Fund’s expenses, the Fund has agreed to repay the Adviser in the amount of any fees waived and Fund expenses paid or absorbed (other than organizational and initial offering expenses, which are those expenses incurred by the Fund prior to the commencement of the offering of Fund shares) to the extent that: (1) the reimbursement for fees and expenses will be made only if payable not more than three years from the date on which such fees are foregone or expenses are incurred by the Adviser; and (2) such recoupment does not cause the Fund’s ordinary operating expenses plus recoupment to exceed the Expense Limitation in effect at the time the expenses were paid or waived or any expense limitation in effect at the time of recoupment. The Expense Limitation Agreement will remain in effect at least until one year after the date of the Prospectus, unless and until the Board approves its modification or termination. The Expense Limitation Agreement may be terminated only by the Board. After the expiration of the Expense Limitation Agreement, the agreement may be renewed at the discretion of the Adviser and the Board. See “Management of the Fund.”

[10]

The values included in the “Total Annual Expenses” line item correspond to the Expense Limitation for the Fund. The values in the “Fees and Fund Expenses” table are presented as a percentage of net assets, while the Expense Limitation for each share class, pursuant to the Expense Limitation Agreement, is calculated based on average Daily Gross Assets, but converted and expressed as a percentage of net assets for purposes of the fees and fund expenses table presentation.

The Fees and Fund Expenses Table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. You may qualify for sales charge discounts on purchases of shares if you and your family invest, or agree to invest in the future, at least $50,000 in the Fund. More information about these and other discounts is available from your financial professional and the “Plan of Distribution—Purchasing Shares” section of this Prospectus. More information about management fees, fee waivers and other expenses is available in “Management of the Fund”.

EXAMPLE

The following example illustrates the hypothetical expenses that you would pay on a $1,000 investment assuming annual expenses attributable to shares remain unchanged and shares earn a 5% annual return. The example reflects total annual expenses after fee waivers and expense reimbursements for the one-year period and the first year of the three-, five-, and ten-year periods:

Example	1 Year	3 Years	5 Years	10 Years
Class A Shares	$77	$127	$180	$324
Class C Shares
If you do not sell your shares	$28	$96	$167	$354
If you sold all of your shares at the end of the period	$38	$96	$167	$354
Class L Shares	$64	$120	$179	$337
Class Z Shares	$18	$66	$117	$257

The example should not be considered a representation of actual future expenses. Actual expenses may be higher or lower than those shown.

If shareholders request repurchase proceeds be paid by wire transfer, such shareholders will be assessed an outgoing wire transfer fee at prevailing rates charged by DST, currently $10.00. The purpose of the above table is to help a holder of shares understand the fees and expenses that such holder would bear directly or indirectly. There can be no assurance that the Expense Limitation Agreement will be renewed. In the event the Expense Limitation Agreement is terminated by either party, investors will likely bear higher expenses.

FINANCIAL HIGHLIGHTS

Because the Fund has no performance history as of the date of this Prospectus, a financial highlights table for the Fund has not been included in this Prospectus.

THE FUND

The Fund is a continuously offered, non-diversified, closed-end management investment company that intends to operate as an interval fund. The Fund was organized as a Delaware statutory trust on February 18, 2016 and has no operating history. The Fund’s principal office is located at 300 Crescent Court, Suite 700, Dallas, Texas 75201, and its telephone number is (972) 628-4100.

USE OF PROCEEDS

The net proceeds of the continuous offering of shares will be invested in accordance with the Fund’s investment objective and policies (as stated below) and are expected to be invested within 30-60 days of receipt. The Fund is not required to raise a minimum amount of proceeds from this offering in order to commence operations. The Adviser will pay the Fund’s organizational and initial offering expenses incurred with respect to the Fund’s initial offering. Once the Fund commences operations, the Fund will pay offering expenses incurred with respect to the offering of its shares from the proceeds of the offering, less amounts advanced under the Expense Limitation. Pending investment of the net proceeds in accordance with the Fund’s investment objective and policies, the Fund will invest in money market or short-term, high quality fixed-income mutual funds. Investors should expect, therefore, that before the Fund has fully invested the proceeds of the offering in accordance with its investment objective and policies, the Fund’s assets would earn interest income at a modest rate which may be less than the Fund’s distribution rate. The Fund’s distributions may exceed its earnings and profits, especially during any period before the Fund has invested substantially all of the proceeds from this offering. As a result, a portion of the distributions the Fund makes may represent a return of capital for tax purposes. A return of capital is a return of your investment rather than a return of earnings or gains derived from your investment activities. Any invested capital that is returned to shareholders will be reduced by the Fund’s fees and expenses, as well as the applicable sales load, which is non-refundable.

INVESTMENT OBJECTIVE, POLICIES AND STRATEGIES

Investment Objective and Policies

Investment Objective. The Fund’s investment objective is to seek capital appreciation and income. There can be no assurance that the Fund will achieve this objective. The Fund’s investment objective is non-fundamental and may be changed by the Board without shareholder approval. Shareholders will, however, receive at least 60 days’ prior notice of any change in this investment objective.

Investment Strategy. The Fund pursues its investment objective by investing, under normal circumstances, at least 80% of its total assets (defined as net assets plus the amount of any borrowing for investment purposes) (the “80% Policy”) in debt and equity securities of Latin American issuers and other investments that are tied economically to Latin America (“Latin American Securities”). Latin America includes all countries located in Central and South America, as well as the islands of the Caribbean whose official language is Spanish and Puerto Rico, with a focus on the following countries: Argentina, Brazil, Chile, Colombia, Ecuador, Guatemala, Mexico, Peru, Panama and Venezuela. The Fund will invest in Latin American companies of various sizes, including foreign subsidiaries of U.S. companies, but may also invest in the sovereign debt of Latin American governments.

The Fund may invest in subsidiaries of U.S. companies that are tied economically to countries located in Latin America. An investment in a subsidiary of a U.S. company will be deemed to be tied economically to a particular country in Latin America if the issuer: (i) has its principal place of business in such country; or (ii) generates more than 50 percent of its revenues from business in that country.

The securities in which the Fund may invest include, but are not limited to, common stock, preferred stock, convertible securities, trust or partnership interests, depositary receipts, warrants, rights, structured notes, notes, government bonds, public and private bonds, senior secured debt, mezzanine debt, unsecured debt and asset-backed securities. Debt securities include corporate debt obligations and debt securities, including those of Latin American government issuers, that are rated non-investment grade (i.e., rated Ba or lower by Moody’s Investors Service, Inc. (“Moody’s”), BB+ or lower by Standard & Poor’s Ratings Group (“S&P”), or BB by Fitch, Inc. (“Fitch”) or comparably rated by another nationally recognized statistical rating organization (“NRSRO”), or, if unrated, determined by the Adviser to be of comparable credit quality). The Fund’s investments in non-investment grade investments and those deemed to be of similar quality are considered speculative with respect to the issuer’s capacity to pay interest and repay principal and are commonly referred to as “junk” or “high yield” securities. See “Risk Factors — Non-Investment Grade Securities Risk.”

The Fund may also use other income-producing strategies, including options, swaps and other derivative instruments, for both hedging and speculative purposes. Certain derivative positions may be used for purposes of the Fund’s compliance with its 80% Policy if such instruments have economic characteristics similar to a direct investment in Latin American Securities. The Fund will use the market value of derivative instruments for purposes of calculating compliance with its 80% Policy.

In addition, the Fund may seek to gain exposure to Latin American real estate markets, in whole or in part, through investments in real estate investment trusts (“REITs”) that have a Latin American focus. The Fund will limit its investments in real estate, including REITs, to no more than 25% of its total assets. The Fund may also invest in Latin American Securities through master limited partnerships (“MLPs”) and exchange traded funds

(“ETFs”), which may be affiliates of the Fund. The Fund intends to limit its investments in related entities to the extent necessary to qualify as a regulated investment company (“ RIC”) for tax purposes. In general, and subject to certain exceptions not applicable here, a RIC is not permitted to invest more than 25% of its total assets in any one issuer, or in any two or more issuers that the taxpayer controls and that are determined to be engaged in the same or similar trades or businesses or related trades or businesses.

The Adviser considers a number of factors to determine whether an investment is tied economically to Latin America. An investment must meet at least one of the following criteria and will often meet several of the criteria listed below:

•	the primary trading market;

•	the issuer’s domicile, sources of revenue, and location of assets;

•	whether the investment is included in an index representative of a particular country in Latin America or the Latin American region; and

•	the source of government guarantees (if any).

For purposes of the determination of whether an investment is tied economically to Latin America due to its inclusion in an index representative of a particular country in Latin America, the Fund will consider the following indices:

•	Argentina Merval Index (MERVAL)

•	Argentina Burcap Index (BURCAP)

•	Bolsas y Mercados Argentinos (BYMA AR)

•	M.AR Merval Argentina IX (MAR)

•	Indice Bolsa General (IBG)

•	Brazil Ibovespa Index (IBOV)

•	Brazil IBRX Index (IBX)

•	Brazil Electric.Enrgy IX (IBOVIEE)

•	Brazil Corp Gov Index (IGCX)

•	Brazil Val/Bov 2 Tier IX (IVBX2)

•	Brazil IBRX-50 Index (IBX50)

•	Chile Stock Mkt Select (IPSA)

•	Chile Stock Mkt General (IGPA)

•	Chile Inter-10 Index (INTER10)

•	Chile 65 Index (CHILE65)

•	Chile Large Cap Index (CHLRGCAP)

•	Chile Small Cap Index (CHSMLCAP)

•	Colombia COLCAP Index (COLCAP)

•	Colombia COLSC Index (COLSC)

•	Colombia COLIR Index (COLIR)

•	Colombia COLEQTY Index (COLEQTY)

•	BCT Corp Costa Rica Index (CRSMBCT)

•	Bolsa de Panama General (BVPSBVPS)

•	S&P/BVLPeruGeneralTRPEN (SPBLPGPT)

•	S&P/BVLLIMA25TRPEN (SPBL25PT)

•	Mexico IPC Index (MEXBOL)

•	Mexico INMEX Index (INMEX)

•	Mexico IMC30 Index (IMC30)

•	MSE Total Return Index (IRT)

•	Venezuela Stock Market Index (IBVC)

The Fund intends to allocate its investments in Latin American equity and debt securities (including debt and high yield securities); and approximately 20% in other assets that are not included in the 80% Policy, such as non-Latin American securities and/or alternative strategies (including, convertible hedging and swaps and related swap products). Convertible hedging is a trading strategy that consists of a long position in a company’s convertible bond or debenture, and a short position in the underlying common shares. However, the Adviser, in its sole discretion, may vary its allocation among asset classes significantly depending on market conditions, prevailing economic trends and the amount of assets under management at any given time to the extent consistent with the Fund’s investment policy and other limitations included in this Prospectus. The Adviser will manage interest rate, default, currency and systemic risks through a variety of trading methods and market tools, including derivative hedging instruments, as it deems appropriate. The investment strategies of the Fund allow the Adviser to assess what it considers to be the best opportunities in the marketplace and quickly adjust the Fund’s trading strategies and market focus to changing conditions. Accordingly, the Fund may experience high portfolio turnover.

The Fund intends to invest and trade in listed and unlisted, public and private, rated and unrated, debt and equity instruments and other obligations, including structured debt and equity instruments and financial derivatives. Certain of the equity securities acquired by the Fund may be securities or other instruments that are sold in private placements and that are neither listed on an exchange, nor traded over the counter. The Fund may also receive equity or equity-related securities in connection with a workout transaction.

From time to time, the Adviser may also invest a portion of the Fund’s assets in short-term U.S. government obligations, certificates of deposit, commercial paper and other money market instruments, including repurchase agreements with respect to such obligations and pooled investment vehicles (for example, money market funds) that invest in these obligations, to enable the Fund to make investments quickly, to serve as collateral with respect to certain of its investments, and for other cash management purposes. A greater percentage of Fund assets may be invested in such obligations if the Adviser believes that a defensive position is appropriate because of the outlook for security prices or in order to respond to adverse market, economic, business or political conditions.

The principal derivative instruments the Fund intends to employ for hedging and/or speculative purposes include futures (primarily currency futures), currency forwards, interest rate swaps, options and sovereign credit default swaps. The Fund intends to use such instruments primarily to hedge against interest rate, foreign currency, geopolitical and volatility risk. The Fund may also lend securities and engage in short sales of securities.

The Fund may not be able to achieve its investment objective. For a discussion of the risks associated with an investment in the Fund, see “Risk Factors.”

Leverage. Based on current market conditions, the Fund does not presently intend within the next 12 months as of the date of this Prospectus to issue preferred stock or borrow funds for investment purposes, but may do so if the Fund’s Board of Trustees (the “Board”) determines it is in the best interest of common shareholders. The Fund is permitted to use leverage up to 33.33% of the Fund’s total assets as permitted by the Investment Company Act of 1940, as amended (the “1940 Act”). The Fund may also invest in one or more REITs that derive their income from the ownership, leasing, or financing of Latin American real estate, business development companies (“BDCs”) and MLPs, which may incur higher levels of leverage. Accordingly, the Fund, through these investments, may be exposed to higher levels of leverage than the Fund is permitted to incur itself, including a greater risk of loss with respect to such investments as a result of higher leverage employed by such entities. See “Investment Objective, Policies and Strategies.”

The Fund may issue preferred shares, borrow money and issue debt securities (collectively, “traditional leverage”). The Fund is permitted to obtain traditional leverage using any form or combination of financial leverage instruments, including through funds borrowed from banks or other financial institutions (i.e., a credit facility), margin facilities or notes issued by the Fund and the leverage attributable to similar transactions entered into by the Fund. Although it has no current intention to do so, the Fund may also issue preferred shares of beneficial interest in an aggregate amount of up to 33.33% of the Fund’s total assets immediately after such issuance. If the Fund uses traditional leverage, the amount of fees paid to the Adviser for its services will be higher than if the Fund does not use traditional leverage, because the fees paid are calculated based on total assets, which includes assets purchased with leverage. Therefore, the Adviser has a financial incentive to use traditional leverage, which creates a conflict of interest between the Adviser and common shareholders, as only the common shareholders would bear the fees and expenses incurred through the Fund’s use of traditional leverage, including the issuance of Preferred Shares, if any. The Fund’s willingness to use traditional leverage, and the extent to which traditional leverage is used at any time, will depend on many factors. See “Fund Expenses.”

In addition, the Fund may enter into reverse repurchase agreements, swaps, futures, forward contracts, securities lending, short sales, and other derivative transactions, that have similar effects as leverage (collectively, “effective leverage”). To the extent the Fund uses effective leverage, such transactions will be included in calculating the aggregate amount of leverage for purposes of the Fund’s 33.33% leverage limitation, provided that effective leverage incurred through the use of covered positions will not be counted toward the Fund’s 33.33% leverage limitation. The Fund may obtain effective leverage through the use of forward foreign currency exchange contracts, futures contracts, call and put options (including options on futures contracts, swaps, bonds, stocks and indexes), swaps (including credit default, index, basis, total return, volatility and currency swaps), forward contracts, loans of portfolio securities, short sales, when-issued, delayed delivery or forward commitment transactions and other derivative instruments. In addition, the Fund may invest in the securities of companies whose capital structures are highly leveraged. The Fund may use effective leverage opportunistically, though not at all times, and may choose to increase or decrease its effective leverage, or use different types or combinations of leveraging instruments, based on the Adviser’s assessment of market conditions, the investment environment and the costs that the Fund would incur as a result of such effective leverage. There is no assurance that the Fund will utilize any form or combination of effective leverage. To the extent the Fund uses effective leverage, such transactions (with the exception of the use of covered positions) will be included in calculating the aggregate amount of leverage for purposes of the Fund’s 33.33% leverage limitation set forth above.

The Fund’s use of leverage is subject to risks and will cause the Fund’s net asset value (“NAV”) to be more volatile than if leverage was not used. For example, a rise in short-term interest rates, which currently are near historically low levels, will cause the Fund’s NAV to decline more than if the Fund had not used leverage. A reduction in the Fund’s NAV may cause a reduction in the market price of its shares. There is no assurance that the Fund’s leveraging strategies, if employed, will be successful. See “Risk Factors—Leverage Risk.”

Policies. The Fund’s 80% Policy with respect to investments in Latin American Securities is not fundamental and may be changed by the Board without shareholder approval. However, shareholders will be given at least

60 days’ prior notice of any change in the 80% Policy. Prior to investing in a REIT, the Adviser will review the REIT’s prospectus or offering memorandum, financial statements, and any available third party research, and may also meet with the REIT’s management team in order to determine whether it has a Latin American focus consistent with the Fund’s investment objective and strategies. Following the Fund’s investment in a REIT, the Adviser will continue to monitor the REIT on an ongoing basis, reviewing all relevant information as it becomes available. If at any point the Adviser has reason to believe that the REIT’s investment strategy has changed, or that its underlying asset mix has changed in a way that no longer meets the Fund’s investment object and strategies, the Adviser will promptly reclassify the investment for purposes of testing the Fund’s compliance with its 80% Policy.

The Fund concentrates investments in Latin American Securities, meaning that, under normal circumstances, it invests 25% or more of its total assets in securities of Latin American Issuers and other investments that are tied economically to Latin America. The Fund may not, however, invest 25% or more of its total assets in securities of companies or entities engaged in any one industry or group of industries, except for Latin American Securities (the “Concentration Policy”). The Concentration Policy is fundamental and may not be changed by the Board without shareholder approval. The Fund’s Statement of Additional Information (“SAI”) contains a list of all of the fundamental and non-fundamental investment policies of the Fund, under the heading “Investment Objectives and Policies.”

Investment Highlights

Fully Integrated Platform. The Adviser has entered into an agreement with Highland Capital Management, L.P. (“Highland”), its affiliate, pursuant to which Highland makes available to NexPoint experienced investment professionals and other resources of Highland and its affiliates. Highland was founded in 1993 to focus on credit and alternative investments and, with its affiliates, including NexPoint, had approximately $10.0 billion of capital under management as of January 31, 2019. The Fund will have access to Highland and its affiliates, a fully integrated commercial finance, investment, management, and servicing platform. The resources available to the investment team provide the capability to pursue complex transactions in an efficient and expeditious manner. As a result, the Adviser is more accountable directly to the Fund and its shareholders by directly managing Fund investments in most cases while charging the Fund a single layer of fees (fees paid to entities managed by an affiliate will be rebated back to the Fund. See “Management of the Fund — Investment Adviser”).

History as a Fiduciary. Highland and its affiliates have invested and managed substantial amounts of equity capital from individual and institutional investors since its formation in 1993. In addition to making capital decisions to maximize returns for investors, Highland fosters a culture of fiduciary responsibility throughout the company.

Access to a Large Institutional Investment Platform. Through Highland and its affiliates, the Fund has access to a fully integrated, broad institutional investment platform that, as of January 31, 2019, managed approximately $10.0 billion across multiple strategies and product types. Highland was founded in 1993 by James Dondero and Mark Okada. Highland’s position in the markets gives it access to unique sourcing opportunities for investments not typically available to retail investors in a registered fund product. Highland has trading, financing and banking relationships with the largest banks. As of January 31, 2019, the Adviser and its affiliates managed approximately $177 million in investments economically tied to Latin America. Highland operates its investment process on one platform, giving all funds managed by Highland access to the entire benefits and opportunities Highland and its affiliates have to offer. Additionally, through Highland, the Fund has access to an institutional class back office staff and top tier outside service providers, such as SEI Global Funds Services (“SEI”), among others.

Investment Selection, Diversification and Criteria Used in Selecting Investments

Investment Selection. The Fund’s investment strategy utilizes the Adviser’s rigorous investment and risk management processes to evaluate potential investments. The process begins with top-down overlay, idea generation, intensive fundamental analysis, and concludes with stock selection and portfolio construction. The Adviser bases its top-down analysis on macroeconomic risks and structural changes in Latin American Securities and its bottom-up fundamental analysis in finance and policy. The Adviser focuses on businesses that exhibit competitive advantages and value creation.

The Adviser will perform its own research and analysis, as well as utilizing third-party research. The types of research sources and analysis tools the Adviser will use when making investment decisions include, but are not limited to, review of relevant legislation affecting Latin American Securities, industry contacts, consultants, company press releases, company conference calls, conversations with company management teams, buy-side contacts, sell-side contacts, brokers, third-party research, independent research of financial and corporate information, third-party research databases, and news services. The Adviser will make investments without regard to a company’s level of capitalization or the tax consequences of the investment (short or long term capital gains).

The Adviser’s investment process is described below:

As previously mentioned, the Adviser’s investment process begins with a top-down overlay, followed by idea generation and research, intensive fundamental analysis, stock selection and portfolio construction.

The Fund will be actively managed, and the Adviser will utilize its financial and industry experience to identify the absolute and relative value investments that, in the Adviser’s view, present the best opportunities. The results of the Adviser’s analysis and comprehensive investment process will influence the weightings of positions held by the Fund.

Financing Strategy. Based on current market conditions, the Fund does not presently intend within the next 12 months as of the date of this Prospectus to issue preferred stock or borrow funds for investment purposes, but may do so if the Fund’s Board determines it is in the best interest of common shareholders. The Fund is permitted to use leverage up to 33.33% of the Fund’s total assets as permitted by the 1940 Act. The Adviser may elect for the Fund to obtain one or more credit facilities with financial institutions, which may be secured by the Fund’s investments. The intent of these borrowings will be to generate positive returns in excess of the costs associated with such borrowings. In addition, or alternatively, the Adviser may seek to leverage investments on a case-by-case basis. The Fund is authorized to borrow money in connection with its investment activities, subject to the limits of the asset coverage requirement of the 1940 Act. The Fund also may borrow money to satisfy repurchase requests from Fund shareholders and to otherwise provide the Fund with temporary liquidity. The 1940 Act requires a registered investment company to satisfy an asset coverage requirement of 300% of its indebtedness, including amounts borrowed, measured at the time indebtedness occurs. This means that the value of the Fund’s total indebtedness may not exceed one-third of the value of its total assets, including the value of the assets purchased with the proceeds of its indebtedness.

Diversification of Asset Managers. On occasion, the Fund may identify and invest side-by-side with one or more unaffiliated asset managers. Using information generally available to investors, the Adviser will evaluate asset managers based on their experience, track record, current portfolios, and ability to weather economic cycles by employing effective risk management and mitigation strategies.

Other Information Regarding Investment Strategy. Under normal circumstances, the Fund intends to maintain long positions in equity and debt securities; however, the Fund may at times establish hedging or speculative positions. Hedging or speculative positions may include short sales and derivatives, such as options, swaps and futures contracts. Under normal market conditions, no more than 25% of the Fund’s total assets, as measured at the time of investment using market values, will be in hedging or speculative positions. The Fund’s investments in derivatives will be included under the percentage limitation noted above. The Adviser intends to use hedging or speculative positions to lower the Fund’s volatility, but it may also use hedging or speculative positions to seek to enhance the Fund’s return.

A short sale is a transaction in which the Fund sells a security that it does not own in anticipation of a decline in the market price of the security. To complete the short sale, the Fund must arrange through a broker to borrow the security in order to deliver it to the buyer. The Fund is obligated to replace the borrowed security by purchasing it at a market price at or prior to the time it must be returned to the lender. The price at which the Fund is required to replace the borrowed security may be more or less than the price at which the security was sold by the Fund. The Fund will incur a loss if the price of the security sold short increases between the date of the short sale and the date on which the Fund replaces the borrowed security. The Fund will realize a gain if the price of the security declines between those dates. Subject to the requirements of the 1940 Act and the Code, the Fund will not make a short sale if, after giving effect to such sale, the market value of all securities sold short by the Fund exceeds 25% of the value of its total assets. The Fund may make short sales “against the box” without respect to such limitations. Please see “Portfolio Investments-Short Sales” for a discussion regarding short sales “against the box.”

The Fund generally seeks to hold securities for the long term, but may liquidate positions in order to change the Fund’s asset allocation or to generate cash to invest in more attractive opportunities, which may result in a larger portion of any net gains being realized as short-term capital gains. In addition, a negative change in the fundamental or qualitative characteristics of an investment may cause the Adviser to sell a security. Finally, the Adviser may sell a security when its price approaches, meets or exceeds the Adviser’s target price. This may result in a high rate of portfolio turnover. See “Risks—Portfolio Turnover Risk.”

Portfolio Investments

The Fund may invest in the following types of securities, subject to certain limitations as set forth below. The Fund is under no obligation to invest in any of these securities:

Latin American Securities. Under normal market conditions, the Fund expects to invest at least 80%, but may invest up to 100%, of its total assets in Latin American Securities, including debt and equity securities of corporate issuers and debt securities of government issuers. Because evidences of ownership of such securities usually are held outside the United States, the Fund would be subject to additional risks if it invested in Latin American Securities, which include possible adverse political and economic developments, seizure or nationalization of foreign deposits and adoption of governmental restrictions which might adversely affect or restrict the payment of principal and interest on the Latin American Securities to investors located outside the country of the issuer, whether from currency blockage or otherwise.

Since Latin American Securities may be purchased with and payable in foreign currencies, the value of these assets as measured in U.S. dollars may be affected favorably or unfavorably by changes in currency rates and exchange control regulations.

Common Stocks. The Fund may acquire an interest in common stocks in various ways, including upon the default of a senior loan secured by such common stock, in a workout or restructuring or by acquiring common stock for investment. The Fund may also acquire warrants or other rights to purchase a borrower’s common stock in connection with the making of a senior loan. Common stocks of a corporation or other entity entitle the holder to a pro rata share of the profits, if any, of the corporation without preference over any other shareholder or class of shareholders, including holders of such entity’s preferred stocks and other senior equity securities. Common stock usually carries with it the right to vote and frequently an exclusive right to do so.

Preferred Stocks. The Fund may invest in preferred stocks. Preferred stocks are equity securities, but they have many characteristics of fixed income securities, such as a fixed dividend payment rate and/or a liquidity preference over the issuer’s common shares. However, because preferred stocks are equity securities, they may be more susceptible to risks traditionally associated with equity investments than the Fund’s fixed income securities.

The market value of preferred stocks may be affected by favorable and unfavorable changes impacting companies in the utilities and financial services sectors, which are prominent issuers of preferred stocks, and by actual and anticipated changes in tax laws, such as changes in U.S. federal corporate income tax rates or the dividends-received deduction. Because the claim on an issuer’s earnings represented by traditional preferred stocks may become onerous when interest rates fall below the rate payable on such stocks, the issuer may redeem the stocks. Thus, in declining interest rate environments in particular, the Fund’s holdings of higher rate-paying fixed rate preferred stocks may be reduced and the Fund would be unable to acquire securities of comparable credit quality paying comparable rates with the redemption proceeds.

Fixed rate preferred stocks have fixed dividend rates. They can be perpetual, with no mandatory redemption date, or issued with a fixed mandatory redemption date. Certain issues of preferred stock are convertible into other equity securities. Perpetual preferred stocks provide a fixed dividend throughout the life of the issue, with no mandatory retirement provisions, but may be callable. Sinking fund preferred stocks provide for the redemption of a portion of the issue on a regularly scheduled basis with, in most cases, the entire issue being retired at a future date. The value of fixed rate preferred stocks can be expected to vary inversely with interest rates.

Adjustable rate preferred stocks have a variable dividend rate that is determined periodically, typically quarterly, according to a formula based on a specified premium or discount to the yield on particular U.S. Treasury securities, typically the highest base-rate yield of one of three U.S. Treasury securities: the 90-day Treasury bill; the 10-year Treasury note; and either the 20-year or 30-year Treasury bond or other index. The premium or discount to be added to or subtracted from this base-rate yield is fixed at the time of issuance and cannot be changed without the approval of the holders of the adjustable rate preferred stock. Some adjustable rate preferred stocks have a maximum and a minimum rate and in some cases are convertible into common stocks.

Auction rate preferred stocks pay dividends that adjust based on periodic auctions. Such preferred stocks are similar to short-term corporate money market instruments in that an auction rate preferred stockholder has the opportunity to sell the preferred stock at par in an auction, normally conducted at least every 49 days, through which buyers set the dividend rate in a bidding process for the next period. The dividend rate set in the auction depends on market conditions and the credit quality of the particular issuer. Typically, the auction rate preferred stock’s dividend rate is limited to a specified maximum percentage of an external commercial paper index as of the auction date. Further, the terms of the auction rate preferred stocks generally provide that they are redeemable by the issuer at certain times or under certain conditions. In early 2008, auction rate preferred stocks became subject to numerous “failed” auctions, causing securities previously thought to be liquid to become illiquid. It is not known when, if ever, these auction markets will begin to function again. Special tax considerations may apply to the Fund’s investments in preferred stock.

Convertible Securities. The Fund’s investment in fixed income securities may include convertible securities. A convertible security is a bond, debenture, note, preferred stock or other security that may be converted into or exchanged for a prescribed amount of common stock or other equity security of the same or a different issuer within a particular period of time at a specified price or formula. A convertible security entitles the holder to receive interest paid or accrued on debt or the dividend paid on preferred stock until the convertible security matures or is redeemed, converted or exchanged. Before conversion, convertible securities have characteristics similar to nonconvertible income securities in that they ordinarily provide a stable stream of income with generally higher yields than those of common stocks of the same or similar issuers, but lower yields than comparable nonconvertible securities.

The value of a convertible security is influenced by changes in interest rates, with investment value declining as interest rates increase and increasing as interest rates decline. The credit standing of the issuer and other factors also may have an effect on the convertible security’s investment value. Convertible securities rank senior to common stock in a corporation’s capital structure but are usually subordinated to comparable nonconvertible securities. Convertible securities may be subject to redemption at the option of the issuer at a price established in the convertible security’s governing instrument.

Depending on the relationship of the conversion price to the market value of the underlying securities, convertible securities may trade more like equity securities than debt instruments.

Senior Loans. Senior loans hold the most senior position in the capital structure of a business entity, are typically secured with specific collateral and have a claim on the general assets of the borrower that is senior to that held by subordinated debtholders and stockholders of the borrower. The proceeds of senior loans primarily are used to finance leveraged buyouts, recapitalizations, mergers, acquisitions, stock repurchases, and, to a lesser extent, to finance internal growth and for other corporate purposes. Senior loans typically have rates of interest which are redetermined either daily, monthly, quarterly or semi-annually by reference to a base lending rate, plus a premium. These base lending rates generally are the London Interbank Offered Rate (“LIBOR”), the prime rate offered by one or more major U.S. banks or the certificate of deposit rate or other base lending rates used by commercial lenders.

Senior loans will generally be supported by liens in the Fund’s favor on all or a portion of the assets of the portfolio company or on assets of affiliates of the portfolio company. Although the Fund may seek to dispose of such collateral in the event of default, it may be delayed in exercising such rights or its rights may be contested by others. In addition, the value of the collateral may deteriorate so that the collateral is insufficient for the Fund to recover its investment in the event of default.

The Fund also may invest in unsecured loans, other floating rate debt securities such as notes, bonds and asset-backed securities (such as securities issued by special purchase funds investing in bank loans), investment grade and below-investment grade fixed income debt obligations and money market instruments, such as commercial paper. The Fund also may purchase obligations issued in connection with a restructuring pursuant to Chapter 11 of the U.S. Bankruptcy Code.

Loans and other corporate debt obligations are subject to the risk of non-payment of scheduled interest or principal. Such non-payment would result in a reduction of income to the Fund, a reduction in the value of the investment and a potential decrease in the NAV of the Fund. Liquidation of any collateral securing a senior loan may not satisfy a borrower’s obligation in the event of non-payment of scheduled interest or principal payments, or that such collateral could be readily liquidated. In the event of bankruptcy of a borrower, the Fund could experience delays or limitations with respect to its ability to realize the benefits of the collateral securing a senior loan. To the extent that a senior loan is collateralized by stock in the borrower or its subsidiaries, such stock may lose all or substantially all of its value in the event of the bankruptcy of a borrower. Some senior loans are subject to the risk that a court, pursuant to fraudulent conveyance or other similar laws, could subordinate senior loans to presently existing or future indebtedness of the borrower or take other action detrimental to the holders of senior loans including, in certain circumstances, invalidating such senior loans or causing interest previously paid to be refunded to the borrower. If interest were required to be refunded, it could negatively affect the Fund’s performance. To the extent a senior loan is subordinated in the capital structure, it will have characteristics similar to other subordinated debtholders, including a greater risk of nonpayment of interest or principal.

Many loans in which the Adviser anticipates the Fund will invest, and the issuers of such loans, may not be rated by a rating agency, will not be registered with the Commission or any state securities commission and will not be listed on any national securities exchange. The amount of public information available with respect to issuers of senior loans will generally be less extensive than that available for issuers of registered or exchange listed securities. In evaluating the creditworthiness of borrowers, the Adviser will consider, and may rely in part, on analyses performed by others. The Adviser does not view ratings as the determinative factor in its investment decisions and relies more upon its credit analysis abilities than upon ratings. Borrowers may have outstanding debt obligations that are rated below investment grade by a rating agency. A high percentage of senior loans held by the Fund may be rated, if at all, below investment grade by independent rating agencies. In the event senior loans are not rated, they are likely to be the equivalent of below investment grade quality. Debt securities which are unsecured and rated below investment grade (i.e., Ba and below by Moody’s Investors Service, Inc. (“Moody’s”) or BB and below by Standard & Poor’s Ratings Group, a division of The McGraw-Hill Companies, Inc. (“S&P”)) and comparable unrated bonds, are viewed by the rating agencies as having speculative characteristics and are commonly known as “junk bonds.” Because senior loans are senior in a borrower’s capital structure and are often secured by specific collateral, the Adviser believes that senior loans have more favorable loss recovery rates as compared to most other types of below investment grade debt obligations. However, the Fund’s actual loss recovery experience may not be consistent with the Adviser’s prior experience and the Fund’s senior loans may not achieve any specific loss recovery rates.

No active trading market may exist for many senior loans, and some senior loans may be subject to restrictions on resale. The Fund is not limited in the percentage of its assets that may be invested in senior loans and other securities deemed to be illiquid. A secondary market may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods, which may impair the ability to realize full value on the disposition of an illiquid senior loan, and cause a material decline in the Fund’s NAV.

Senior loans generally are arranged through private negotiations between a borrower and a group of financial institutions initially represented by an agent who is usually one of the originating lenders. In larger transactions, it is common to have several agents. Generally, however, only one such agent has primary responsibility for ongoing administration of a senior loan. Agents are typically paid fees by the borrower for their services. The agent is primarily responsible for negotiating the credit agreement which establishes the terms and conditions of the senior loan and the rights of the borrower and the lenders. The agent is also responsible for monitoring collateral and for exercising remedies available to the lenders such as foreclosure upon collateral.

Credit agreements may provide for the termination of the agent’s status in the event that it fails to act as required under the relevant credit agreement, becomes insolvent, enters Federal Deposit Insurance Corporation (“FDIC”) receivership or, if not FDIC insured, enters into bankruptcy. Should such an agent, lender or assignor with respect to an assignment interpositioned between the Fund and the borrower become insolvent or enter FDIC receivership or bankruptcy, any interest in the senior loan of such person and any loan payment held by such person for the benefit of the Fund should not be included in such person’s or entity’s bankruptcy estate. If, however, any such amount were included in such person’s or entity’s bankruptcy estate, the Fund would incur certain costs and delays in realizing payment or could suffer a loss of principal or interest. In this event, the Fund could experience a decrease in NAV.

The Fund’s investments in senior loans may take one of several forms, including acting as one of the group of lenders originating a senior loan, purchasing an assignment of a portion of a senior loan from a third party or acquiring a participation in a senior loan. When the Fund is a member of the originating syndicate for a senior loan, it may share in a fee paid to the syndicate. When the Fund acquires a participation in, or an assignment of, a senior loan, it may pay a fee to, or forego a portion of interest payments from, the lender selling the participation or assignment. The Fund will act as lender, or purchase an assignment or participation, with respect to a senior loan only if the agent is determined by the Adviser to be creditworthy.

When the Fund is one of the original lenders, it will have a direct contractual relationship with the borrower and can enforce compliance by the borrower with terms of the credit agreement. It also may have negotiated rights with respect to any funds acquired by other lenders through setoff. Original lenders also negotiate voting and consent rights under the credit agreement. Actions subject to lender vote or consent generally require the vote or consent of the majority of the holders of some specified percentage of the outstanding principal amount of the senior loan. Certain decisions, such as reducing the interest rate, or extending the maturity of a senior loan, or releasing collateral securing a senior loan, among others, frequently require the unanimous vote or consent of all lenders affected.

When the Fund is a purchaser of an assignment, it typically succeeds to all the rights and obligations under the credit agreement of the assigning lender and becomes a lender under the credit agreement with the same rights and obligations as the assigning lender. Assignments are, however, arranged through private negotiations between potential assignees and potential assignors, and the rights and obligations acquired by the purchaser of an assignment may be more limited than those held by the assigning lender.

The Fund may also invest in participations in senior loans. The rights of the Fund when it acquires a participation are likely to be more limited than the rights of an original lender or an investor who acquired an assignment. Participation by the Fund in a lender’s portion of a senior loan typically means that the Fund has only a contractual relationship with the lender, not with the borrower. This means that the Fund has the right to receive payments of principal, interest and any fees to which it is entitled only from the lender selling the participation and only upon receipt by the lender of payments from the borrower.

With a participation, the Fund will have no rights to enforce compliance by the borrower with the terms of the credit agreement or any rights with respect to any funds acquired by other lenders through setoff against the borrower. In addition, the Fund may not directly benefit from the collateral supporting the senior loan because it may be treated as a general creditor of the lender instead of a senior secured creditor of the borrower. As a result, the Fund may be subject to delays, expenses and risks that are greater than those that exist when the Fund is the original lender or holds an assignment. This means the Fund must assume the credit risk of both the borrower and the lender selling the participation. The Fund will consider a purchase of participations only in those situations where the Adviser considers the participating lender to be creditworthy.

In the event of a bankruptcy or insolvency of a borrower, the obligation of the borrower to repay the senior loan may be subject to certain defenses that can be asserted by such borrower against the Fund as a result of improper conduct of the lender selling the participation. A participation in a senior loan will be deemed to be a senior loan for the purposes of the Fund’s investment objectives and policies.

The Fund may have difficulty disposing of assignments and participations. Because there is no liquid market for such securities, the Fund anticipates that such securities could be sold only to a limited number of institutional investors. The lack of a liquid secondary market will have an adverse impact on the value of such securities and on the Fund’s ability to dispose of particular assignments or participations when necessary to meet the Fund’s liquidity needs or in response to a specific economic event, such as a deterioration in the creditworthiness of the borrower. The lack of a liquid secondary market for assignments and participations also may make it more difficult for the Fund to assign a value to those securities for purposes of valuing the Fund’s investment portfolio and calculating its NAV.

Investing in senior loans involves investment risk. Some borrowers default on their senior loan payments. The Fund attempts to manage this credit risk through multiple different investments within the portfolio and ongoing analysis and monitoring of borrowers. The Fund also is subject to market, liquidity, interest rate and other risks. See “Risk Factors.”

Loans other than senior loans may not be acceptable collateral under the Fund’s current credit facility or under any future credit facilities, or may require a higher collateral-to-loan ratio, and therefore to the extent the Fund invests in such loans its ability to borrow may be reduced.

Second Lien Loans. Second lien loans are loans made by public and private corporations and other non-governmental entities and issuers for a variety of purposes. Second lien loans are second in right of payment to one or more senior loans of the related borrower. Second lien loans typically are secured by a second priority security interest or lien to or on specified collateral securing the borrower’s obligation under the loan and typically have similar protections and rights as senior loans. Second lien loans are not (and by their terms cannot) become subordinate in right of payment to any obligation of the related borrower other than senior loans of such borrower. Second lien loans, like senior loans, typically have adjustable floating rate interest payments. Because second lien loans are second to senior loans, they present a greater degree of investment risk but often pay interest at higher rates reflecting this additional risk. Such investments generally are of below investment grade quality. Other than their subordinated status, second lien loans have many characteristics and risks similar to senior loans discussed above. In addition, second lien loans of below investment grade quality share many of the risk characteristics of non-investment grade securities. As in the case of senior loans, the Fund may purchase interests in second lien loans through assignments or participations.

Second lien loans are subject to the same risks associated with investment in senior loans and non-investment grade securities. Because second lien loans are second in right of payment to one or more senior loans of the related borrower, they therefore are subject to additional risk that the cash flow of the borrower and any property securing the loan may be insufficient to meet scheduled payments after giving effect to the senior secured obligations of the borrower. Second lien loans are also expected to have greater price volatility than senior loans and may be less liquid. There is also a possibility that originators will not be able to sell participations in second lien loans, which would create greater credit risk exposure.

The risks associated with second lien loans are higher than the risks of loans with first priority over the collateral. In the event of default on a second lien loan, the first priority lien holder has first claim to the underlying collateral of the loan. It is possible that no collateral value would remain for the second priority lien holder, resulting in a loss to the Fund.

Other Secured Loans. Secured loans other than senior loans and second lien loans are made by public and private corporations and other non-governmental entities and issuers for a variety of purposes. Such secured loans may rank lower in right of payment to one or more senior loans and second lien loans of the borrower. Such secured loans typically are secured by a lower priority security interest or lien to or on specified collateral securing the borrower’s obligation under the loan, and typically have more subordinated protections and rights than senior loans and second lien loans. Secured loans may become subordinated in right of payment to more senior obligations of the borrower issued in the future. Such secured loans may have fixed or adjustable floating rate interest payments. Because such secured loans may rank lower as to right of payment than senior loans and second lien loans of the borrower, they may present a greater degree of investment risk than senior loans and second lien loans but often pay interest at higher rates reflecting this additional risk. Such investments generally are of below investment grade quality. Other than their more subordinated status, such investments have many characteristics and risks similar to senior loans and second lien loans discussed above. In addition, secured loans of below investment grade quality share many of the risk characteristics of non-investment grade securities. As in the case of senior loans and second lien loans, the Fund may purchase interests in other secured loans through assignments or participations. Other secured loans are subject to the same risks associated with investment in senior loans, second lien loans and non-investment grade securities. Because such loans, however, may rank lower in right of payment to senior loans and second lien loans of the borrower, they may be subject to additional risk that the cash flow of the borrower and any property securing the loan may be insufficient to repay the scheduled payments after giving effect to more senior secured obligations of the borrower. Such secured loans are also expected to have greater price volatility than senior loans and second lien loans and may be less liquid. There is also a possibility that originators will not be able to sell participations in other secured loans, which would create greater credit risk exposure.

Unsecured Loans. Unsecured loans are loans made by public and private corporations and other non-governmental entities and issuers for a variety of purposes. Unsecured loans generally have lower priority in right of payment compared to holders of secured debt of the borrower. Unsecured loans are not secured by a security interest or lien to or on specified collateral securing the borrower’s obligation under the loan. Unsecured loans by their terms may be or may become subordinate in right of payment to other obligations of the borrower, including senior loans, second lien loans and other secured loans. Unsecured loans may have fixed or adjustable floating rate interest payments. Because unsecured loans are subordinate to the secured debt of the borrower, they present a greater degree of investment risk but often pay interest at higher rates reflecting this additional risk. Such investments generally are of non-investment grade quality. Other than their subordinated and unsecured status, such investments have many characteristics and risks similar to senior loans, second lien loans and other secured loans discussed above. In addition, unsecured loans of non-investment grade quality share many of the risk characteristics of non-investment grade securities. As in the case of secured loans, the Fund may purchase interests in unsecured loans through assignments or participations.

Unsecured loans are subject to the same risks associated with investment in senior loans, second lien loans, other secured loans and non-investment grade securities. However, because unsecured loans rank lower in right of payment to any secured obligations of the borrower, they may be subject to the additional risk that the cash flow of the borrower and available assets may be insufficient to meet scheduled payments after giving effect to the secured obligations of the borrower. Unsecured loans are also expected to have greater price volatility than secured loans and may be less liquid. There is also a possibility that loan originators will not be able to sell participations in unsecured loans, which would create greater credit risk exposure.

Mezzanine Debt. The Fund’s assets may include mezzanine loans. Structurally, mezzanine loans usually rank subordinate in priority of payment to senior debt, such as senior bank debt, and are often unsecured. However, mezzanine loans rank senior to common and preferred equity in a borrower’s capital structure. Mezzanine debt is often used in leveraged buyout and real estate finance transactions. Typically, mezzanine loans have elements of both debt and equity instruments, offering the fixed returns in the form of interest payments associated with senior debt, while providing lenders an opportunity to participate in the capital appreciation of a borrower, if any, through an equity interest. This equity interest typically takes the form of warrants. Due to their higher risk profile and often less restrictive covenants as compared to senior loans, mezzanine loans generally earn a higher return than senior secured loans. The warrants associated with mezzanine loans are typically detachable, which allows lenders to receive repayment of their principal on an agreed amortization schedule while retaining their equity interest in the borrower. Mezzanine loans also may include a “put” feature, which permits the holder to sell its equity interest back to the borrower at a price determined through an agreed-upon formula. The Fund believes that mezzanine loans offer an alternative investment opportunity based upon their historical returns and resilience during economic downturns.

Investment Grade Securities. The Fund may invest in a wide variety of bonds that are rated or determined by the Adviser to be of investment grade quality of varying maturities issued by U.S. corporations and other business entities. Bonds are fixed or variable rate debt obligations, including bills, notes, debentures, money market instruments and similar instruments and securities. Bonds generally are used by corporations and other issuers to borrow money from investors for a variety of business purposes. The issuer pays the investor a fixed or variable rate of interest and normally must repay the amount borrowed on or before maturity. Certain bonds are “perpetual” in that they have no maturity date. Some investment grade securities, such as zero coupon bonds, do not pay current interest, but are sold at a discount from their face values. Although more creditworthy and generally less risky than non-investment grade securities, investment grade securities are still subject to market and credit risk. Market risk relates to changes in a security’s value as a result of interest rate changes generally. Investment grade securities have varying levels of sensitivity to changes in interest rates and varying degrees of credit quality. In general, bond prices rise when interest rates fall, and fall when interest rates rise. Longer-term bonds and zero coupon bonds are generally more sensitive to interest rate changes. Credit risk relates to the ability of the issuer to make payments of principal and interest. The values of investment grade securities like those of other debt securities may be affected by changes in the credit rating or financial condition of an issuer. Investment grade securities are generally considered medium- and high-quality securities. Some, however, may possess speculative characteristics, and may be more sensitive to economic changes and to changes in the financial condition of issuers. The market prices of investment grade securities in the lowest investment grade categories may fluctuate more than higher-quality securities and may decline significantly in periods of general or regional economic difficulty. Like non-investment grade securities, such investment grade securities in the lowest investment grade categories may be thinly traded, making them difficult to sell promptly at an acceptable price.

Other Fixed Income Securities. The Fund also may purchase unsecured loans, other floating rate or fixed rate debt securities such as notes, bonds and asset-backed securities (such as securities issued by special purpose funds investing in bank loans), investment grade and below investment grade fixed income debt obligations and money market instruments, such as commercial paper. The high yield securities in which the Fund invests are rated Ba or lower by Moody’s or BB or lower by S&P or are unrated but determined by the Adviser to be of comparable quality. Debt securities rated below investment grade are commonly referred to as “junk securities” and are considered speculative with respect to the issuer’s capacity to pay interest and repay principal. Below investment grade debt securities involve greater risk of loss, are subject to greater price volatility and are less liquid, especially during periods of economic uncertainty or change, than higher rated debt securities. The Fund’s fixed-income securities may have fixed or variable principal payments and all types of interest rate and dividend payment and reset terms, including fixed rate, adjustable rate, zero coupon, contingent, deferred, payment in kind and auction rate features. The Fund may invest in fixed-income securities with a broad range of maturities.

The Fund may invest in zero coupon bonds, deferred interest bonds and bonds or preferred stock on which the interest is payable-in-kind (“PIK bonds”). To the extent the Fund invests in such instruments, they will not contribute to the Fund’s goal of current income. Zero coupon and deferred interest bonds are debt obligations which are issued at a significant discount from face value. While zero coupon bonds do not require the periodic payment of interest, deferred interest bonds provide for a period of delay before the regular payment of interest begins. PIK bonds are debt obligations that provide that the issuer thereof may, at its option, pay interest on such bonds in cash or in the form of additional debt obligations. Such investments may experience greater volatility in market value due to changes in interest rates. The Fund may be required to accrue income on these investments for U.S. federal income tax purposes even though the Fund receives no corresponding interest payment in cash on the investments. As a result, in order to receive the special treatment accorded to RICs and their shareholders under the Internal Revenue Code of 1986, as amended (the “Code”) and to avoid any U.S. federal income or excise taxes at the Fund level, the Fund may be required to pay out as an income distribution each year an amount greater than the total amount of interest and other income the Fund actually received. The Fund may be required to, among other things, sell securities, including at potentially disadvantageous times or prices, to obtain cash needed for income distributions, and may realize gain or loss from such liquidations. In the event the Fund realizes net long-term or short-term capital gains from such liquidation transactions, its shareholders may receive larger capital gain or ordinary dividends, respectively, than they would in the absence of such transactions.

Non-Investment Grade Securities. The Fund may invest a significant portion of its assets in securities rated below investment grade, such as those rated Ba or lower by Moody’s and BB or lower by S&P or securities comparably rated by other rating agencies or in unrated securities determined by the Adviser to be of comparable quality. Securities rated Ba by Moody’s are judged to have speculative elements, their future cannot be considered as well assured and often the protection of interest and principal payments may be very moderate. Securities rated BB by S&P are regarded as having predominantly speculative characteristics and, while such obligations have less near-term vulnerability to default than other speculative grade debt, they face major ongoing uncertainties or exposure to adverse business, financial or economic conditions which could lead to inadequate capacity to meet timely interest and principal payments. Securities rated C are regarded as having extremely poor prospects of ever attaining any real investment standing. Securities rated D are in default and the payment of interest and/or repayment of principal is in arrears. The Fund may purchase securities rated as low as D. When the Adviser believes it to be in the best interests of the Fund’s shareholders, the Fund will reduce its investment in lower grade securities.

Lower grade securities, though generally high-yielding, are characterized by high risk. They may be subject to certain risks with respect to the issuing entity and to greater market fluctuations than certain lower yielding, higher rated securities. The secondary market for lower grade securities may be less liquid than that of higher rated securities. Adverse conditions could make it difficult at times for the Fund to sell certain securities or could result in lower prices than those used in calculating the Fund’s NAV.

The prices of debt securities generally are inversely related to interest rate changes; however, the price volatility caused by fluctuating interest rates of securities also is inversely related to the coupon of such securities. Accordingly, below investment grade securities may be relatively less sensitive to interest rate changes than higher quality securities of comparable maturity, because of their higher coupon. This higher coupon is what the investor receives in return for bearing greater credit risk. The higher credit risk associated with below investment grade securities potentially can have a greater effect on the value of such securities than may be the case with higher quality issues of comparable maturity, and may cause the value of the Fund’s securities to fluctuate. Distressed debt securities often are priced based on estimated recovery value and are less sensitive to interest rate movement.

Lower grade securities may be particularly susceptible to economic downturns. It is likely that an economic recession could severely disrupt the market for such securities and may have an adverse impact on the value of such securities. In addition, it is likely that any such economic downturn could adversely affect the ability of the issuers of such securities to repay principal and pay interest thereon and increase the incidence of default for such securities.

The ratings of Moody’s, S&P and any other rating agencies represent their opinions as to the quality of the obligations which they undertake to rate. Ratings are relative and subjective and, although ratings may be useful in evaluating the safety of interest and principal payments, they do not evaluate the market value risk of such obligations. Although these ratings may be an initial criterion for selection of portfolio investments, the Adviser also will independently evaluate these securities and the ability of the issuers of such securities to pay interest and principal. To the extent that the Fund invests in lower grade securities that have not been rated by a rating agency, the Fund’s ability to achieve its investment objectives will be more dependent on the Adviser’s credit analysis than would be the case when the Fund invests in rated securities.

Asset-Backed Securities. The Fund may invest a portion of its assets in asset-backed securities. Asset-backed securities are generally issued as pass-through certificates, which represent undivided fractional ownership interests in an underlying pool of assets, or as debt instruments, which are also known as collateralized obligations, and are generally issued as the debt of a special purpose entity organized solely for the purpose of owning such assets and issuing such debt. Asset-backed securities are often backed by a pool of assets representing the obligations of a number of different parties. Credit card receivables are generally unsecured, and the debtors are entitled to the protection of a number of state and federal consumer credit laws which give debtors the right to setoff certain amounts owed on the credit cards, thereby reducing the balance due. Most issuers of automobile receivables permit the servicers to retain possession of the underlying obligations. If the servicer were to sell these obligations to another party, there is a risk that the purchaser would acquire an interest superior to that of the holders of the related automobile receivables. In addition, because of the large number of vehicles involved in a typical issuance and technical requirements under state laws, the trustee for the holders of the automobile receivables may not have an effective security interest in all of the obligations backing such receivables. Therefore, there is a possibility that recoveries on repossessed collateral may not, in some cases, be able to support payments on these securities.

Collateralized Loan Obligations and Bond Obligations. The Fund may invest in collateralized debt obligations (“CDOs”), which include collateralized bond obligations (“CBOs”) and collateralized loan obligations (“CLOs”). CDOs are asset-backed securities that are securitizing certain financial assets by issuing securities in the form of negotiable paper that are issued by a financing company (generally called a Special Purpose Vehicle or an “SPV”) that was created to reapportion the risk and return characteristics of a pool of assets, whose underlying collateral is typically a portfolio of loans, bonds or other debt securities, other structured finance securities and/or synthetic instruments. These securitized assets are, as a rule, corporate financial assets brought into a pool according to specific diversification rules. The SPV is a company founded solely for the purpose of securitizing these claims and its only asset is the diversified asset pool. On this basis, marketable securities are issued which, due to the diversification of the underlying risk, are generally considered to represent a lower level of risk than the original assets. The redemption of the securities issued by the SPV takes place at maturity out of the cash flow generated by the collateral. CDOs may charge management fees and administrative expenses, which are in addition to those of a fund.

Where the underlying collateral is a portfolio of loans, which may include, among others, domestic and foreign senior secured loans, senior unsecured loans, and subordinate corporate loans, including loans that may be rated below investment grade or equivalent unrated loans, a CDO is referred to as a CLO. The assets, typically senior loans, are used as collateral supporting the various debt and equity tranches issued by the SPV. Where the underlying collateral is a portfolio of bonds, a CDO is referred to as a CBO. The key feature of the CLO or CBO structure is the prioritization of the cash flows from a pool of collateral securities among the several tranches of the CLO or CBO. Multiple tranches of securities are issued by the CLO or CBO, offering investors various maturity and credit risk characteristics. Tranches are categorized as senior, mezzanine, and subordinated/equity, according to their degree of risk. The most senior tranche of a CDO or CBO has the greatest collateralization and pays the lowest interest rate. If there are defaults or the collateral otherwise underperforms, scheduled payments to senior tranches take precedence over those of mezzanine tranches, and scheduled payments to mezzanine tranches take precedence over those to subordinated/equity tranches. Lower tranches represent lower degrees of credit quality and pay higher interest rates intended to compensate for the attendant risks. The return on the lower tranches is especially sensitive to the rate of defaults in the collateral pool. The lowest tranche (i.e. the “equity” or “residual” tranche) specifically receives the residual interest payments (i.e., money that is left over after the higher tranches have been paid) rather than a fixed interest rate. CDOs or CBOs are subject to the risk of prepayment.

An equity tranche is the riskiest type of tranche as it bears the first loss from defaults from the bonds or loans in the SPV and serves to protect the other, more senior tranches from default in all but the most severe circumstances (though such protection is not complete). Since it is partially protected from defaults, a senior tranche from a CBO trust or CLO trust typically has higher ratings and lower yields than its underlying securities, and can be rated investment grade. Despite the protection from the equity tranche, CBO or CLO tranches can experience substantial losses due to actual defaults, increased sensitivity to defaults due to collateral default and disappearance of protecting tranches, market anticipation of defaults, as well as aversion to CBO or CLO securities as a class. Further, the value of CLOs or CBOs may be affected by changes in the market’s perception of the creditworthiness of the servicing agent for the pool, the originator of the pool, or the financial institution or fund providing the credit support or enhancement. The Fund may invest in both equity and debt tranches issued by the SPV. The Fund will only invest in equity tranches through the secondary market. Under normal market conditions, the Fund expects to invest in the lower tranches of CBOs and CLOs, including equity tranches.

Distressed Debt. The Fund is authorized to invest in the securities and other obligations of distressed and bankrupt issuers, including debt obligations that are in covenant or payment default. Such investments generally trade significantly below par and are considered speculative. The repayment of defaulted obligations is subject to significant uncertainties. Defaulted obligations might be repaid only after lengthy workout or bankruptcy proceedings, during which the issuer might not make any interest or other payments. Typically such workout or bankruptcy proceedings result in only partial recovery of cash payments or an exchange of the defaulted obligation for other debt or equity securities of the issuer or its affiliates, which may in turn be illiquid or speculative. The Fund may invest in securities of a company for purposes of gaining control.

Stressed Debt. The Fund is authorized to invest in securities and other obligations of stressed issuers. Stressed issuers are issuers that are not yet deemed distressed or bankrupt and whose debt securities are trading at a discount to par, but not yet at distressed levels. An example would be an issuer that is in technical default of its credit agreement, or undergoing strategic or operational changes, which results in market pricing uncertainty.

Credit Derivatives. The Fund may engage in credit derivative transactions for hedging or capital appreciation purposes. There are two broad categories of credit derivatives: default price risk derivatives and market spread derivatives. Default price risk derivatives are linked to the price of reference securities or loans after a default by the issuer or borrower, respectively. Market spread derivatives are based on the risk that changes in market factors, such as credit spreads, can cause a decline in the value of a security, loan or index.

There are currently three basic transactional forms for credit derivatives: swaps, options and structured instruments. The use of credit derivatives is a highly specialized activity which involves strategies and risks different from those associated with ordinary portfolio security transactions. If the Adviser is incorrect in its forecasts of default risks, market spreads or other applicable factors, the investment performance of the Fund would diminish compared with what it would have been if these techniques were not used. Moreover, even if the Adviser is correct in its forecasts, there is a risk that a credit derivative position may correlate imperfectly with the price of the asset or liability being purchased. There is no limit on the amount of credit derivative transactions that may be entered into by the Fund. The Fund’s risk of loss in a credit derivative transaction varies with the form of the transaction. For example, if the Fund purchases a default option on a security, and if no default occurs with respect to the security, the Fund’s loss is limited to the premium it paid for the default option. In contrast, if there is a default by the grantor of a default option, the Fund’s loss will include both the premium that it paid for the option and the decline in value of the underlying security that the default option protects.

The principal risks relating to the use of futures contracts and other derivative transactions are: (i) less than perfect correlation between the prices of the instrument and the market value of the securities in the Fund’s investment portfolio; (ii) possible lack of a liquid secondary market for closing out a position in such instruments; (iii) losses resulting from interest rate or other market movements not anticipated by the Adviser; and (iv) the obligation to meet additional variation margin or other payment requirements, all of which could result in the Fund being in a worse position than if such techniques had not been used.

Credit Default Swaps. The Fund may enter into credit default swap agreements for hedging or capital appreciation purposes. The “buyer” in a credit default contract is obligated to pay the “seller” a periodic stream of payments over the term of the contract provided that no event of default on an underlying reference obligation has occurred. If an event of default occurs, the seller must pay the buyer the “par value” (full notional value) of the reference obligation in exchange for the reference obligation. The Fund may be either the buyer or seller in the transaction. If the Fund is a buyer and no event of default occurs, the Fund loses its investment and recovers nothing. However, if an event of default occurs, the buyer receives full notional value for a reference obligation that may have little or no value. As a seller, the Fund receives income throughout the term of the contract, which typically is between six months and three years, provided that there is no default event.

Credit default swaps involve greater risks than if the Fund had invested in the reference obligation directly. In addition to general market risks, credit default swaps are subject to illiquidity risk, counterparty risk and credit risks. The Fund will enter into swap agreements only with counterparties that are judged by the Adviser to present acceptable credit risk to the Fund. A buyer also will lose its investment and recover nothing should no event of default occur. If an event of default were to occur, the value of the reference obligation received by the seller, coupled with the periodic payments previously received, may be less than the full notional value it pays to the buyer, resulting in a loss of value to the seller. Credit default swaps also involve the risk of imperfect correlation between the value of such instruments and the underlying assets and may involve commissions or other costs. When buying protection under a swap, the risk of loss with respect to swaps generally is limited to the net amount of payments that the Fund is contractually obligated to make. When selling protection under a swap, however, the risk of loss is often the notional value of the underlying asset, which can result in a loss substantially greater than the amount invested in the swap itself. In addition, collateral posting requirements are individually negotiated and there is no regulatory requirement that a counterparty post collateral to secure its obligations or a specified amount of cash, depending upon the terms of the swap, under a credit default swap. Furthermore, there is no requirement that a party be informed in advance when a credit default swap agreement is transferred. Accordingly, the Fund may have difficulty identifying the party responsible for payment of its claims. The notional value of credit default swaps with respect to a particular investment is often larger than the total par value of such investment outstanding and, in event of a default, there may be difficulties in making the required deliveries of the reference investments, possibly delaying payments. The market for credit default swaps has become more volatile recently as the creditworthiness of certain counterparties has been questioned and/or downgraded. If a counterparty’s credit becomes significantly impaired, multiple requests for collateral posting in a short period of time could increase the risk that the Fund may not receive adequate collateral. There is no readily available market for trading credit default swaps. The Fund generally may exit its obligations under a credit default swap only by terminating the contract and paying applicable breakage fees, or by entering into an offsetting credit default swap position, which may cause the Fund to incur more losses. If the Fund uses credit default swaps to leverage its portfolio, the Fund will be exposed to additional risks, including the risk that the Fund’s use of leverage will magnify the effect of any losses the Fund incurs since if an event of default occurs the seller must pay the buyer the full notional value of the reference obligation. The Fund will at all times segregate liquid securities or cash in an amount at least equal to the notional amount of the credit default swap due to the buyer if the credit event occurs. Such segregation will ensure that the Fund has assets available to satisfy its obligations and will limit any potential leveraging of the Fund’s portfolio with respect to the transaction. Such segregation will not limit the Fund’s exposure to loss.

The Fund is generally not limited in the amount it may invest in credit default swaps and all other derivatives. The Fund may use derivatives for speculative purposes.

Credit-Linked Notes. The Fund may invest in credit-linked notes (“CLNs”) for risk management purposes and to vary its portfolio. A CLN is a derivative instrument. It is a synthetic obligation between two or more parties where the payment of principal and/or interest is based on the performance of some obligation (a reference obligation). In addition to credit risk of the reference obligations and interest rate risk, the buyer/seller of the CLN is subject to counterparty risk.

Money Market Instruments. The Fund may invest in money market instruments, which include short-term U.S. government securities, U.S. dollar-denominated, high quality commercial paper (unsecured promissory notes issued by corporations to finance their short-term credit needs), certificates of deposit, bankers’ acceptances and repurchase agreements relating to any of the foregoing, and pooled investment vehicles (for example, money market funds) that invest in these obligations. U.S. government securities include Treasury notes, bonds and bills, which are direct obligations of the U.S. government backed by the full faith and credit of the U.S. and securities issued by agencies and instrumentalities of the U.S. government, which may be guaranteed by the U.S. Treasury, may be supported by the issuer’s right to borrow from the U.S. Treasury or may be backed only by the credit of the federal agency or instrumentality itself.

U.S. Government Securities. As a hedge or liquidity vehicle, the Fund may invest from time to time in U.S. government securities, including debt obligations of varying maturities issued by the U.S. Treasury or issued or guaranteed by an agency or instrumentality of the U.S. government, including the Federal Housing Administration, Federal Financing Bank, Farmers Home Administration, Export-Import Bank of the United States, Small Business Administration, Government National Mortgage Association, General Services Administration, Central Bank for Cooperatives, Federal Farm Credit Banks, Federal Home Loan Banks, Federal Home Loan Mortgage Corporation (“FHLMC”), Federal National Mortgage Association (“FNMA”), Maritime Administration, Tennessee Valley Authority, District of Columbia Armory Board and various institutions that previously were or currently are part of the Farm Credit System (which has been undergoing reorganization since 1987). Some U.S. government securities, such as U.S. Treasury bills, Treasury notes and Treasury bonds, which differ only in their interest rates, maturities and times of issuance, are supported by the full faith and credit of the U.S. government. Others are supported by (i) the right of the issuer to borrow from the U.S. Treasury, such as securities of the Federal Home Loan Banks; (ii) the discretionary authority of the U.S. government to purchase the agency’s obligations; or (iii) only the credit of the issuer. The U.S. government may not in the future continue to provide financial support to U.S. government agencies, authorities or instrumentalities that are not supported by the full faith and credit of the United States. To the extent the Fund invests in U.S. Government securities that are not backed by the full faith and credit of the U.S. Treasury, such investments may involve a greater risk of loss of principal and interest since the Fund must look principally or solely to the issuing or guaranteeing agency or instrumentality for repayment.

Securities guaranteed as to principal and interest by the U.S. government, its agencies, authorities or instrumentalities include (i) securities for which the payment of principal and interest is backed by an irrevocable letter of credit issued by the U.S. government or any of its agencies, authorities or instrumentalities; and (ii) participations in loans made to non-U.S. governments or other entities that are so guaranteed. The secondary market for certain of these participations is limited and therefore may be regarded as illiquid.

Master Limited Partnerships. The Fund may invest in MLPs. MLPs typically are characterized as “publicly traded partnerships” that qualify to be treated as partnerships for U.S. federal income tax purposes and are principally engaged in one or more aspects of the exploration, production, processing, transmission, marketing, storage or delivery of energy-related commodities, such as natural gas, natural gas liquids, coal, crude oil or refined petroleum products. The Fund’s MLP investments include investments that offer economic exposure to public MLPs in the form of common or subordinated units issued by MLPs, securities of entities holding primarily general partner or managing member interests in MLPs, debt securities of MLPs, and securities that are derivatives of interests in MLPs, including I-Shares, and derivative instruments in which the Fund may invest that have economic characteristics of MLP securities. The Fund intends to limit its investments in MLPs and related entities to the extent necessary to qualify as a RIC for tax purposes. In general, a RIC is not permitted to invest more than 25% of its total assets in qualified publicly-traded partnerships.

Real Estate Investment Trusts. The Fund may invest in REITs. REITs are pooled investment vehicles that invest in income-producing real estate or real estate-related loans or interests. REITs are generally classified as equity REITs, mortgage REITs or a combination of equity and mortgage REITs. Equity REITs invest the majority of their assets directly in real property and derive income primarily from the collection of rents. Equity REITs can also realize capital gains by selling properties that have appreciated in value. Mortgage REITs invest the majority of their assets in real estate mortgages and derive income from the collection of interest payments. REITs are not taxed on income distributed to shareholders provided they comply with the applicable requirements of the Code. The Fund will indirectly bear its proportionate share of any management and other expenses paid by REITs in which it invests in addition to the expenses paid by the Fund. Debt securities issued by REITs are, for the most part, general and unsecured obligations and are subject to risks associated with REITs.

Structured Investments. The Fund may invest a portion of its assets in interests in entities organized and operated solely for the purpose of restructuring the investment characteristics of securities. This type of restructuring involves the deposit with or purchase by an entity, such as a corporation or a trust, of specified instruments and the issuance by that entity of one or more classes of securities (“Structured Investments”) backed by, or representing interests in the underlying instruments. The cash flow on the underlying instruments may be apportioned among the newly issued Structured Investments to create securities with different investment characteristics such as varying maturities, payment priorities and interest rate provisions, and the extent of the payments made with respect to Structured Investments is dependent on the extent of the cash flow on the underlying instruments. Because Structured Investments of the type in which the Fund anticipates it will invest typically involve no credit enhancement, their credit risk generally will be equivalent to that of the underlying instruments.

The Fund is permitted to invest in a class of Structured Investments that is either subordinated or not subordinated to the right of payment of another class. Subordinated Structured Investments typically have higher yields and present greater risks than unsubordinated Structured Investments.

Certain issuers of Structured Investments may be deemed to be “investment companies” as defined in the 1940 Act. As a result, the Fund’s investment in these Structured Investments may be limited by the restrictions contained in the 1940 Act. Structured Investments are typically sold in private placement transaction, and there currently is no active trading market for Structured Investments.

Zero Coupon Securities. The securities in which the Fund invests may include zero coupon securities, which are debt obligations that are issued or purchased at a significant discount from face value. The discount approximates the total amount of interest the security will accrue and compound over the period until maturity or the particular interest payment date at a rate of interest reflecting the market rate of the security at the time of issuance. Zero coupon securities do not require the periodic payment of interest. These investments benefit the issuer by mitigating its need for cash to meet debt service, but generally require a higher rate of return to attract investors who are willing to defer receipt of cash. These investments may experience greater volatility in market value than securities that make regular payments of interest. The Fund is generally required to accrue income on these investments for U.S. federal income tax purposes even though the Fund receives no corresponding interest payment in cash on the investments. As a result, in order to receive the special treatment accorded to RICs and their shareholders under the Code and to avoid any U.S. federal income or excise taxes at the Fund level, the Fund may be required to pay out as an income distribution each year an amount greater than the total amount of interest or other income the Fund actually received. The Fund may be required to, among other things, sell portfolio securities, including at potentially disadvantageous times or prices, to obtain cash needed for these income distributions, and may realize gain or loss from such liquidations. In the event the Fund realizes net long-term or short-term capital gains from such liquidation transactions, its shareholders may receive larger capital gain or ordinary dividends, respectively, than they would in the absence of such transactions.

Deferred Payment Obligations. Deferred payment securities are securities that remain zero coupon securities until a predetermined date, at which time the stated coupon rate becomes effective and interest becomes payable at regular intervals. Deferred payment securities are subject to greater fluctuations in value and may have lesser liquidity in the event of adverse market conditions than comparably rated securities paying cash interest at regular interest payment periods. Because, during the period before interest payments begin on deferred payment securities, the Fund will not receive cash payments on a current basis in respect of income it is required to accrue on these securities for U.S. federal income tax purposes, the Fund may be required to pay out as an income distribution each year an amount greater than the total amount of interest and other income the Fund actually received, in order to receive the special treatment accorded to RICs and their shareholders under the Code and to avoid any U.S. federal income or excise taxes at the Fund level. The Fund may be required to, among other things, sell portfolio securities, including at potentially disadvantageous times or prices, to obtain cash needed for these income distributions, and may realize gain or loss from such liquidations. In the event the Fund realizes net long-term or short-term capital gains from such liquidation transactions, its shareholders may receive larger capital gain or ordinary dividends, respectively, than they would in the absence of such transactions.

Derivative Transactions. In addition to the credit and senior loan based derivatives discussed above the Fund may, but is not required to, use various derivative transactions described below to earn income, facilitate portfolio management and mitigate risks. Such derivative transactions are generally accepted under modern portfolio management theory and are regularly used by many mutual funds and other institutional investors. Although the Adviser seeks to use the practices to further the Fund’s investment objectives, no assurance can be given that these practices will achieve this result. With changes in the market or the Adviser’s strategy, it is possible that these instruments may be a more significant part of the Fund’s investment approach in the future.

The Fund may purchase and sell derivative instruments such as exchange-listed and over-the-counter put and call options on securities, financial futures, equity, fixed-income and interest rate indices, and other financial instruments, purchase and sell financial futures contracts and options thereon, enter into various interest rate transactions such as swaps, caps, floors or collars and enter into various currency transactions such as currency forward contracts, currency futures contracts, currency swaps or options on currency or currency futures or credit transactions and credit default swaps. The Fund also may purchase derivative instruments that combine features of these instruments. The Fund generally seeks to use derivative transactions as a portfolio management or hedging technique to seek to protect against possible adverse changes in the market value of senior loans or other securities held in or to be purchased for the Fund’s investment portfolio, protect the value of the Fund’s investment portfolio, facilitate the sale of certain securities for investment purposes, manage the effective interest rate exposure of the Fund, protect against changes in currency exchange rates, manage the effective maturity or duration of the Fund’s investment portfolio, or establish positions in the derivatives markets as a temporary substitute for purchasing or selling particular securities.

Derivative transactions have risks, including the imperfect correlation between the value of such instruments and the underlying assets, the possible default of the other party to the transaction or illiquidity of the derivative instruments. Furthermore, the ability to use derivative transactions successfully depends on the Adviser’s ability to predict pertinent market movements, which cannot be assured. Thus, the use of derivative transactions may result in losses greater than if they had not been used, may require the Fund to sell or purchase portfolio securities at inopportune times or for prices other than current market values, may limit the amount of appreciation the Fund can realize on an investment, or may cause the Fund to hold a security that it might otherwise sell. The use of currency transactions can result in the Fund incurring losses as a result of the imposition of exchange controls, suspension of settlements or the inability of the Fund to deliver or receive a specified currency. Additionally, amounts paid by the Fund as premiums and cash or other assets held in margin accounts with respect to derivative transactions are not otherwise available to the Fund for investment purposes. In addition, the Fund’s derivative transactions are generally subject to numerous special and complex tax rules. Because the tax rules applicable to such transactions may be uncertain under current law, an adverse determination or future IRS guidance with respect to these rules (which determination or guidance could be retroactive) may affect whether the Fund has made sufficient distributions, and otherwise satisfied the relevant requirements, to maintain its qualification as a RIC and avoid fund-level U.S. federal income or excise taxes. Therefore, the Fund’s investments in derivative instruments may be limited by these or other U.S. federal income tax considerations.

Recently enacted legislation provides for new regulation of certain portions of the derivatives market, including clearing, margin, reporting, recordkeeping, and registration requirements. Because the legislation leaves much to rule making, its ultimate impact remains unclear. New regulations could, among other things, restrict the Fund’s ability to engage in derivatives transactions (for example, by making certain types of derivatives transactions no longer available to the Fund) and/or increase the costs of such derivatives transactions (for example, by increasing margin or capital requirements), and the Fund may be unable to execute its investment strategy as a result.

A more complete discussion of derivative transactions and their risks is contained in the SAI.

Other Derivatives; Future Developments. The above discussion relates to the Fund’s proposed use of certain types of derivatives currently available. However, the Fund is not limited to the transactions described above. In addition, the relevant markets and related regulations are constantly changing and, in the future, the Fund may use derivatives not currently available or widely in use.

Swaps. Swap contracts may be purchased or sold to obtain investment exposure and/or to hedge against fluctuations in securities prices, currencies, interest rates or market conditions, to change the duration of the overall portfolio or to mitigate default risk. In a standard “swap” transaction, two parties agree to exchange the returns (or differentials in rates of return) on different currencies, securities, baskets of currencies or securities, indices or other instruments, which returns are calculated with respect to a “notional value,” i.e., the designated reference amount of exposure to the underlying instruments. The Fund intends to enter into swaps primarily on a net basis, i.e., the two payment streams are netted out, with the Fund receiving or paying, as the case may be, only the net amount of the two payments. If the other party to a swap contract entered into on net basis defaults, the Fund’s risk of loss will consist of the net amount of payments that the Fund is contractually entitled to receive. The net amount of the excess, if any, of the Fund’s obligations over its entitlements will be maintained in a segregated account by the Fund’s custodian. The Fund will not enter into a swap agreement unless the claims-paying ability of the other party thereto is considered to be an acceptable credit risk to the Fund by the Adviser. If there is a default by the other party to such a transaction, the Fund will have contractual remedies pursuant to the agreements related to the transaction. Swap instruments are not exchange-listed securities and may be traded only in the over-the-counter market.

Interest Rate Swaps. Interest rate swaps involve the exchange by the Fund with another party of their respective commitments to pay or receive interest (e.g., an exchange of fixed rate payments for floating rate payments). The Fund may use interest rate swaps for risk management purposes and as a speculative investment.

Currency Swaps. Currency swaps involve the exchange of the two parties’ respective commitments to pay or receive fluctuations with respect to a notional amount of two different currencies (e.g., an exchange of payments with respect to fluctuations in the value of the U.S. dollar relative to the Japanese yen). The Fund may enter into currency swap contracts and baskets thereof for risk management purposes and as a speculative investment.

Repurchase Agreements. The Fund may enter into repurchase agreements with broker-dealers, member banks of the Federal Reserve System and other financial institutions. Repurchase agreements are loans or arrangements under which the Fund purchases securities and the seller agrees to repurchase the securities within a specific time and at a specific price. The repurchase price is generally higher than the Fund’s purchase price, with the difference being income to the Fund. Under the direction of the Board, the Adviser reviews and monitors the creditworthiness of any institution which enters into a repurchase agreement with the Fund. The counterparty’s obligations under the repurchase agreement are collateralized with U.S. Treasury and/or agency obligations with a market value of not less than 100% of the obligations, valued daily. Collateral is held by the Fund’s custodian in a segregated, safekeeping account for the benefit of the Fund. Repurchase agreements afford the Fund an opportunity to earn income on temporarily available cash at relatively low risk. In the event of commencement of bankruptcy or insolvency proceedings with respect to the seller of the security before repurchase of the security under a repurchase agreement, the Fund may encounter delay and incur costs before being able to sell the security. Such a delay may involve loss of interest or a decline in price of the security. If the court characterizes the transaction as a loan and the Fund has not perfected a security interest in the security, the Fund may be required to return the security to the seller’s estate and be treated as an unsecured creditor of the seller. As an unsecured creditor, the Fund would be at risk of losing some or all of the principal and interest involved in the transaction.

Reverse Repurchase Agreements. A reverse repurchase agreement is an investment technique under which the Fund sells an underlying debt security and simultaneously obtains the commitment of the purchaser (generally, a commercial bank or a broker or dealer) to sell the security back to the Fund at an agreed upon price on an agreed upon date. The repurchase price is generally higher than the Fund’s sale price. Reverse repurchase agreements could involve certain risks in the event of default or insolvency of the other party, including possible delays or restrictions upon the Fund’s ability to dispose of the underlying securities. An additional risk is that the market value of securities sold by the Fund under a reverse repurchase agreement could decline below the price at which the Fund is obligated to repurchase them. Reverse repurchase agreements will be considered borrowings by the Fund and as such would be subject to any restrictions on borrowing.

Reverse repurchase agreements are also generally subject to earmarking and coverage requirements, with the result that the Fund will designate on its books and records on an ongoing basis cash, U.S. government securities, or other liquid securities in an amount at least equal to the Fund’s obligations under the reverse repurchase agreement.

Restricted and Illiquid Securities. Certain of the Fund’s investments may be illiquid. Illiquid securities are subject to legal or contractual restrictions on disposition or lack an established secondary trading market. The sale of restricted and illiquid securities often requires more time and results in higher brokerage charges or dealer discounts and other selling expenses than does the sale of securities eligible for trading on national securities exchanges or in the over-the-counter markets. Restricted securities may sell at a price lower than similar securities that are not subject to restrictions on resale.

Pay-in-kind (“PIK”) Securities. PIK securities are securities which pay interest through the issuance of additional debt or equity securities. Similar to zero coupon obligations, PIK securities also carry additional risk as holders of these types of securities realize no cash until the cash payment date unless a portion of such securities is sold. If the issuer defaults, the Fund may obtain no return at all on its investment. The market price of PIK securities is affected by interest rate changes to a greater extent, and therefore tends to be more volatile, than that of securities which pay interest in cash. Additionally, the Fund may be required to accrue income on certain PIK securities for U.S. federal income tax purposes even though the Fund receives no corresponding interest payment in cash on the investments. As a result, in order to receive the special treatment accorded to RICs and their shareholders under the Code and to avoid any U.S. federal income or excise taxes at the Fund level, the Fund may be required to pay out as an income distribution each year an amount greater than the total amount of interest or other income the Fund actually received. The Fund may be required to, among other things, sell portfolio securities, including at potentially disadvantageous times or prices, to obtain cash needed for these income distributions, and may realize gain or loss from such liquidations. In the event the Fund realizes net long-term or short-term capital gains from such liquidation transactions, its shareholders may receive larger capital gain or ordinary dividends, respectively, than they would in the absence of such transactions.

When-Issued, Delayed-Delivery and Forward Commitment Purchases. The Fund may purchase securities on a “when-issued” basis and may purchase or sell securities on a “forward commitment” basis in order to acquire the security or to offset against anticipated changes in interest rates and prices. When such transactions are negotiated, the price, which is generally expressed in yield terms, is fixed at the time the commitment is made, but delivery and payment for the securities take place at a later date. When-issued securities and forward commitments may be sold prior to the settlement date, but the Fund will enter into when-issued and forward commitments only with the intention of actually receiving or delivering the securities, as the case may be. If the Fund disposes of the right to acquire a when-issued security prior to its acquisition or disposes of its right to deliver or receive against a forward commitment, it might incur a gain or loss. At the time the Fund enters into a transaction on a when-issued or forward commitment basis, it will designate on its books and records cash or liquid securities equal to at least the value of the when-issued or forward commitment securities. The value of these assets will be monitored daily to ensure that their marked to market value will at all times equal or exceed the corresponding obligations of the Fund. There is always a risk that the securities may not be delivered and that the Fund may incur a loss. Settlements in the ordinary course, which may take substantially more than five business days, are not treated by the Fund as when-issued or forward commitment transactions and accordingly are not subject to the foregoing restrictions.

Short Sales. The Fund may attempt to limit exposure to a possible market decline in the value of its portfolio securities through short sales of securities that the Adviser believes possess volatility characteristics similar to those being hedged. In addition, the Fund intends to use short sales for non-hedging purposes to pursue its investment objectives. Subject to the requirements of the 1940 Act and the Code, the Fund will not make a short sale if, after giving effect to such sale, the market value of all securities sold short by the Fund exceeds 25% of the value of its total assets. The Fund may make short sales “against the box” (as described below) without respect to such limitations.

A short sale is a transaction in which the Fund sells a security it does not own in anticipation that the market price of that security will decline. When the Fund makes a short sale, it must borrow the security sold short from a broker-dealer and deliver it to the buyer upon conclusion of the sale. The Fund may have to pay a fee to borrow particular securities and is often obligated to pay over any payments received on such borrowed securities.

The Fund’s obligation to replace the borrowed security will be secured by collateral deposited with the broker-dealer, usually cash, U.S. government securities or other liquid securities. The Fund will also be required to designate on its books and records similar collateral with its custodian to the extent, if any, necessary so that the aggregate collateral value is at all times at least equal to the current market value of the security sold short. Depending on arrangements made with the broker-dealer from which it borrowed the security regarding payment over of any payments received by the Fund on such security, the Fund may not receive any payments (including interest) on its collateral deposited with such broker-dealer.

If the price of the security sold short increases between the time of the short sale and the time the Fund replaces the borrowed security, the Fund will incur a loss; conversely, if the price declines, the Fund will realize a gain. Any gain will be decreased, and any loss increased, by the transaction costs described above. Although the Fund’s gain is limited to the price at which it sold the security short, its potential loss is unlimited.

The Fund may also sell a security short if it owns at least an equal amount of the security sold short or another security convertible or exchangeable for an equal amount of the security sold short without payment of further compensation (a short sale against the box). In a short sale against the box, the short seller is exposed to the risk of being forced to deliver stocks that it holds to close the position if the borrowed stock is called in by the lender, which would cause gain or loss to be recognized on the delivered stock. The Fund expects normally to close its short sales against the box by delivering newly acquired stock.

Purchasing securities to close out the short position can itself cause the price of the securities to rise further, thereby exacerbating the loss. Short-selling exposes the Fund to unlimited risk with respect to that security due to the lack of an upper limit on the price to which an instrument can rise. Although the Fund reserves the right to utilize short sales, and currently intends to utilize short sales, the Adviser is under no obligation to utilize short sales at all. Special tax considerations will apply to the Fund’s short sales.

Lending of Assets. Under the Fund’s current securities lending agreement, loans must be secured continuously by collateral maintained on a current basis at an amount at least equal to the market value of the securities loaned. The Fund generally accepts cash (U.S. and foreign currency), securities issued or guaranteed by the U.S. government or its agencies or instrumentalities, or sovereign debt as collateral for these lending transactions, although in the future, it may accept other types of collateral. The Fund continues to receive the equivalent of the interest or dividends paid by the issuer on the securities loaned as well as the benefit of an increase and the detriment of any decrease in the market value of the securities loaned and would also receive compensation based on investment of the collateral. The Fund would not, however, have the right to vote any securities having voting rights during the existence of the loan, but would have the right to call the loan in anticipation of an important vote to be taken among holders of the securities or of the giving or withholding of consent on a material matter affecting the investment (although it may not always be able to call the loan in time to vote or consent, or may choose not to for various reasons).

As with other extensions of credit, there are risks of delay in recovery or even loss of rights in the collateral should the borrower of the securities fail financially. In addition, any income or gains and losses from investing and reinvesting any cash collateral delivered by a borrower pursuant to a loan are generally at the Fund’s risk, and to the extent any such losses reduce the amount of cash below the amount required to be returned to the borrower upon the termination of any loan, the Fund may be required to pay or cause to be paid to such borrower or another entity an amount equal to such shortfall in cash.

Options. An option on a security is a contract that gives the holder of the option, in return for a premium, the right to buy from (in the case of a call) or sell to (in the case of a put) the writer of the option the security underlying the option at a specified exercise or “strike” price. The writer of an option on a security has the obligation upon exercise of the option to deliver the underlying security upon payment of the exercise price or to pay the exercise price upon delivery of the underlying security. Certain options, known as “American style” options, may be exercised at any time during the term of the option. Other options, known as “European style” options, may be exercised only on the expiration date of the option.

If an option written by the Fund expires unexercised, the Fund realizes on the expiration date a capital gain equal to the premium received by the Fund at the time the option was written. If an option purchased by the Fund expires unexercised, the Fund realizes a capital loss equal to the premium paid. Prior to the earlier of exercise or expiration, an exchange-traded option may be closed out by an offsetting purchase or sale of an option of the same series (type, underlying security, exercise price and expiration). There can be no assurance, however, that a closing purchase or sale transaction can be effected when or at the price the Fund desires. The Fund may sell put or call options it has previously purchased, which could result in a net gain or loss depending on whether the amount realized on the sale is more or less than the premium and other transaction costs paid on the put or call option when purchased. The Fund will realize a capital gain from a closing purchase transaction if the cost of the closing option is less than the premium received from writing the option, or, if it is more, the Fund will realize a capital loss. If the premium received from a closing sale transaction is more than the premium paid to purchase the option, the Fund will realize a capital gain or, if it is less, the Fund will realize a capital loss.

Futures Contracts and Options on Futures Contracts. The sale of a futures contract creates an obligation by the Fund, as seller, to deliver the specific type of financial instrument called for in the contract at a specified future time for a specified price. Options on futures contracts are similar to options on securities except that an option on a futures contract gives the purchaser the right in return for the premium paid to assume a position in a futures contract (a long position if the option is a call and a short position if the option is a put).

At the time a futures contract is purchased or sold, the Fund must allocate cash or securities as a deposit payment (“initial margin”). It is expected that the initial margin that the Fund will pay may range from approximately 1% to approximately 5% of the value of the securities or commodities underlying the contract. In certain circumstances, however, such as periods of high volatility, the Fund may be required by an exchange to increase the level of its initial margin payment. Additionally, initial margin requirements may be increased generally in the future by regulatory action. An outstanding futures contract is valued daily and the payment in case of “variation margin” may be required, a process known as “marking to the market.” Transactions in listed options and futures are usually settled by entering into an offsetting transaction, and are subject to the risk that the position may not be able to be closed if no offsetting transaction can be arranged.

Forward Foreign Currency Contracts. The Fund may enter into forward currency contracts to purchase or sell foreign currencies for a fixed amount of U.S. dollars or another foreign currency. A forward currency contract involves an obligation to purchase or sell a specific currency at a future date, which may be any fixed number of days from the date of the forward currency contract agreed upon by the parties, at a price set at the time the forward currency contract is entered into. Forward currency contracts are traded directly between currency traders (usually large commercial banks) and their customers.

Short-Term Debt Securities; Temporary Defensive Position; Invest-Up Period. During the period in which the net proceeds of this offering of common shares are being invested, during periods of adverse market conditions, during periods in which the Adviser determines that it is temporarily unable to follow the Fund’s investment strategy or that it would not be in the best interest of the Fund to do so or pending reinvestment of proceeds received in connection with the sale of a portfolio security or the issuance of additional securities or borrowing money by the Fund, all or any portion of the Fund’s assets may be invested in cash or cash equivalents. The Adviser’s determination that it is temporarily unable to follow the Fund’s investment strategy or that it is impractical to do so will generally occur only in situations in which a market disruption event has occurred and where trading in the securities selected through application of the Fund’s investment strategy is extremely limited or absent. In such a case, the market price of the Fund’s securities may be adversely affected, and the Fund may not pursue or achieve its investment objectives.

The percentage limitations described in this section apply at the time of investment and do not require the Fund to sell securities due to subsequent changes in the value of the Fund’s portfolio investments.

RISK FACTORS

An investment in the Fund’s shares is subject to risks. The value of the Fund’s investments will increase or decrease based on changes in the prices of the investments it holds. This will cause the value of the Fund’s shares to increase or decrease. You could lose money by investing in the Fund. By itself, the Fund does not constitute a complete investment program. Before investing in the Fund you should consider carefully the following risks the Fund faces through its investments. The risks set out below are not the only risks the Fund faces, but they are the principal risks associated with an investment in the Fund as well as generally associated with an investment in a fund with investment objectives, investment policies, capital structure or trading markets similar to the Fund’s. Additional risks and uncertainties not currently known to the Fund or that are currently immaterial also may materially adversely affect the Fund’s business, financial condition and/or operating results. If any of the following events occur, the Fund’s business, financial condition and results of operations could be materially adversely affected.

Structural Risks:

New Offering with No Operating History. The Fund is a closed-end investment company with no history of operations. If the Fund commences operations under inopportune market or economic conditions, it may not be able to achieve its investment objective. In addition, because the Fund is not required to raise a minimum amount of proceeds from this offering in order to commence operations, the Fund may experience high expenses, subject to the Fund’s Expense Limitation Agreement (see “Fees and Fund Expenses”), to the extent it is thinly capitalized.

Substantial Conflicts of Interest. The Adviser and/or its general partner, limited partners, officers, affiliates and employees provide investment advice to other parties and manage other accounts and private investment vehicles similar to the Fund. For the purposes of this section, the term “Highland” shall include the Adviser and its affiliated investment advisors, including Highland Capital Management, L.P. and its affiliates. In connection with such other investment management activities, the Adviser and/or its general partner, limited partners, officers, affiliates and employees may decide to invest the funds of one or more other accounts or recommend the investment of funds by other parties, rather than the Fund’s monies, in a particular security or strategy. In addition, the Adviser and such other persons will determine the allocation of funds from the Fund and such other accounts to investment strategies and techniques on whatever basis they consider appropriate or desirable in their sole and absolute discretion.

Highland has built a professional working environment, a firm-wide compliance culture and compliance procedures and systems designed to protect against potential incentives that may favor one account over another. Highland has adopted policies and procedures that address the allocation of investment opportunities, execution of portfolio transactions, personal trading by employees and other potential conflicts of interest that are designed to ensure that all client accounts are treated equitably over time. Nevertheless, Highland furnishes advisory services to numerous clients in addition to the Fund, and Highland may, consistent with applicable law, make investment recommendations to other clients or accounts (including accounts that have performance or higher fees paid to Highland or in which the portfolio manager has a personal interest in the receipt of such fees) that may be the same as or different from those made to the Fund. In addition, Highland, its affiliates and any of their partners, directors, officers, stockholders or employees may or may not have an interest in the securities whose purchase and sale the Adviser recommends to the Fund. Actions with respect to securities of the same kind may be the same as or different from the action that the Adviser, or any of its affiliates, or any of their partners, directors, officers, stockholders or employees or any member of their families may take with respect to the same securities. Moreover, the Adviser may refrain from rendering any advice or services concerning securities of companies of which any of the Adviser’s (or its affiliates’) partners, directors, officers or employees are directors or officers, or companies as to which the Adviser or any of its affiliates or partners, directors, officers and employees of any of them has any substantial economic interest or possesses material non-public information. In addition to its various policies and procedures designed to address these issues, Highland includes disclosure regarding these matters to its clients in both its Form ADV and investment advisory agreements.

The Adviser, its affiliates or their partners, directors, officers or employees similarly serve or may serve other entities that operate in the same or related lines of business, including accounts managed by an investment adviser affiliated with the Adviser. Accordingly, these individuals may have obligations to investors in those entities or funds or to other clients, the fulfillment of which might not be in the best interests of the Fund. As a result, the Adviser will face conflicts in the allocation of investment opportunities to the Fund and other funds and clients. In order to enable such affiliates to fulfill their fiduciary duties to each of the clients for which they have responsibility, the Adviser will endeavor to allocate investment opportunities in a fair and equitable manner, pursuant to policies and procedures adopted by the Adviser and its advisory affiliates that are designed to manage potential conflicts of interest, which may, subject to applicable regulatory constraints, involve pro rata co-investment by the Funds and such other clients or may involve a rotation of opportunities among the Funds and such other clients. The Fund will only make investments in which the Adviser or an affiliate hold an interest to the extent permitted under the 1940 Act and Securities and Exchange Commission (“SEC”) staff interpretations or pursuant to the terms and conditions of the exemptive order received by the Adviser and certain funds affiliated with the Fund, dated April 19, 2016. For example, exemptive relief is not required for the Fund to invest in syndicated deals and secondary loan market transactions in which the Adviser or an affiliate has an interest where price is the only negotiated point. The order applies to all “Investment Companies,” which includes future closed-end investment companies registered under the 1940 Act that are managed by the Adviser, which includes the Fund. The Fund, therefore, may in the future invest in accordance with the terms and conditions of the exemptive order. The terms and conditions of the order include, among other things: (i) that the Adviser will make an independent determination regarding the appropriateness of the investment in light of the Fund’s then-current circumstances; (ii) that the Adviser will determine the appropriate level of investment for the Fund; (iii) if the aggregate amount, including the amount proposed to be invested by other participants, exceeds the amount of the investment opportunity, the investment opportunity will be allocated among the Fund and the other participants pro rata; (iv) reporting to and approval by the Fund’s Board; and (iv) that the Fund has the right to decline participation in co-investment opportunities. To mitigate any actual or perceived conflicts of interest, allocation of limited offering securities (such as initial public offerings (“IPOs”) and registered secondary offerings) to principal accounts that do not include third party investors may only be made after all other client account orders for the security have been filled. However, there can be no assurance that such policies and procedures will in every case ensure fair and equitable allocations of investment opportunities, particularly when considered in hindsight.

Conflicts may arise in cases when clients and/or the Adviser and other affiliated entities invest in different parts of an issuer’s capital structure, including circumstances in which one or more clients own private securities or obligations of an issuer and other clients may own public securities of the same issuer. In addition, one or more clients may invest in securities, or other financial instruments, of an issuer that are senior or junior to securities, or financial instruments, of the same issuer that are held by or acquired for, one or more other clients. For example, if such issuer encounters financial problems, decisions related to such securities (such as over the terms of any workout or proposed waivers and amendments to debt covenants) may raise conflicts of interests. In such a distressed situation, a client holding debt securities of the issuer may be better served by a liquidation of the issuer in which it may be paid in full, whereas a client holding equity securities of the issuer might prefer a reorganization that holds the potential to create value for the equity holders. In the event of conflicting interests within an issuer’s capital structure, Highland will generally pursue the strategy that Highland believes best reflects what would be expected to be negotiated in an arm’s length transaction, but in all instances with due consideration being given to Highland’s fiduciary duties to each of its accounts (without regard to the nature of the accounts involved or fees received from such accounts). This strategy may be recommended by one or more Highland investment professionals. A single person may represent more than one part of an issuer’s capital structure. The recommended course of action will be presented to the conflicts committee for final determination as to how to proceed. Highland may elect, but is not required, to assign different teams to make recommendations for different parts of the capital structure as the conflicts committee determines in its discretion. In the event any Highland personnel serve on the board of the subject company, they generally recuse themselves from voting on any board matter with respect to a transaction that has an asymmetrical impact on the capital structure. Highland personnel board members may still make recommendations to the conflicts committee. If any such persons are also on the conflicts committee, they may recuse themselves from the committee’s determination. A portfolio manager with respect to any applicable Highland registered investment company clients (“Retail Accounts”) participates in such discussions, but makes an independent determination as to which course of action he or she determines is in the best interest of the applicable Retail Accounts. Highland may use external counsel for guidance and assistance.

The Adviser and its affiliates have both subjective and objective procedures and policies in place designed to manage potential conflicts of interest involving clients so that, for example, investment opportunities are allocated in a fair and equitable manner among the Fund and such other clients. An investment opportunity that is suitable for multiple clients of the Adviser and its affiliates may not be capable of being shared among some or all of such clients due to the limited scale of the opportunity or other factors, including regulatory restrictions imposed by the 1940 Act. There can be no assurance that the Adviser’s or its affiliates’ efforts to allocate any particular investment opportunity fairly among all clients for whom such opportunity is appropriate will result in an allocation of all or part of such opportunity to the Fund. Not all conflicts of interest can be expected to be resolved in favor of the Fund.

Another type of conflict may arise if one client account buys a security and another client account sells or shorts the same security. Currently, such opposing positions are generally not permitted within the same account without prior trade approval by the Adviser’s Chief Compliance Officer. However, a portfolio manager may enter into opposing positions for different clients to the extent each such client has a different investment objective and each such position is consistent with the investment objective of the applicable client. In addition, transactions in investments by one or more affiliated client accounts may have the effect of diluting or otherwise disadvantaging the values, prices or investment strategies of other client accounts.

Because certain client accounts may have investment objectives, strategies or legal, contractual, tax or other requirements that differ (such as the need to take tax losses, realize profits, raise cash, diversification, etc.), an affiliated advisor may purchase, sell or continue to hold securities for certain client accounts contrary to other recommendations. In addition, an affiliated advisor may be permitted to sell securities or instruments short for certain client accounts and may not be permitted to do so for other affiliated client accounts.

As a result of the Fund’s arrangements with Highland, there may be times when Highland, the Adviser or their affiliates have interests that differ from those of the Fund’s shareholders, giving rise to a conflict of interest. The Fund’s officers serve or may serve as officers, directors or principals of entities that operate in the same or a related line of business as the Fund does, or of investment funds managed by the Adviser or its affiliates. Similarly, the Adviser or its affiliates may have other clients with similar, different or competing investment objectives. In serving in these multiple capacities, they may have obligations to other clients or investors in those entities, the fulfillment of which may not be in the best interests of the Fund or its shareholders. For example, the Fund’s officers have, and will continue to have, management responsibilities for other investment funds, accounts or other investment vehicles managed or sponsored by the Adviser and its affiliates. The Fund’s investment objective may overlap, in part or in whole, with the investment objective of such affiliated investment funds, accounts or other investment vehicles. The Adviser will seek to allocate investment opportunities among eligible accounts in a manner that is fair and equitable over time and consistent with its allocation policy. However, the Fund can offer no assurance that such opportunities will be allocated to it fairly or equitably in the short-term or over time.

The Adviser may direct the Fund to acquire or dispose of investments in cross trades between the Fund and other clients of the Adviser or its affiliates in accordance with applicable legal and regulatory requirements. In addition, to the extent permitted by the 1940 Act and SEC staff interpretations, the Fund may make and/or hold an investment, including an investment in securities, in which the Adviser and/or its affiliates have a debt, equity or participation interest, and the holding and sale of such investments by the Fund may enhance the profitability of the Adviser’s own investments in such companies.

Closed-End Fund (“CEF”) Risk. The Fund is a CEF. Closed-end funds differ from open-end management investment companies (commonly referred to as mutual funds) in that closed-end funds may list their shares for trading on a securities exchange and do not redeem their shares at the option of the shareholder. By comparison, mutual funds issue securities redeemable at NAV at the option of the shareholder and typically engage in a continuous offering of their shares. Mutual funds are subject to continuous asset in-flows and out-flows that can complicate portfolio management, whereas closed-end funds generally can stay more fully invested in securities consistent with the closed-end fund’s investment objective and policies. In addition, in comparison to open-end funds, closed-end funds have greater flexibility in their ability to make certain types of investments, including investments in illiquid securities.

Leverage Risk. Based on current market conditions, the Fund does not presently intend within the next 12 months as of the date of this Prospectus to issue preferred stock or borrow funds for investment purposes, but may do so if the Fund’s Board determines it is in the best interest of common shareholders. The Fund is permitted to use leverage up to 33.33% of the Fund’s total assets as permitted by the 1940 Act. The use of leverage, such as borrowing money to purchase securities, will cause the Fund to incur additional expenses and may significantly magnify the Fund’s losses in the event of underperformance of the Latin American Securities held by the Fund. Interest payments and fees incurred in connection with such borrowings may reduce the amount of distributions available to the Fund’s shareholders. The Fund may also invest in REITs that derive their income from the ownership, leasing, or financing of Latin American real estate, BDCs and MLPs, which may incur higher levels of leverage. Accordingly, the Fund, through these investments, may be exposed to higher levels of leverage than the Fund is permitted to incur itself, including a greater risk of loss with respect to such investments as a result of higher leverage employed by such entities.

No Minimum Amount of Proceeds Required. The Fund is not required to raise a minimum amount of proceeds from this offering in order to commence operations. In order for the Fund to have viable operations, the Adviser believes the Fund will need to raise approximately $3.0 million in proceeds from this offering. There can be no assurance that the Fund will raise such amount in a timely manner. To the extent that the Fund is unable to raise such amount in a timely manner or at all, it would have a negative impact on the ability of the Fund to diversify its portfolio and meet the asset diversification requirements to qualify as a RIC under the Code.

Management Fee Risk. The management fee paid to the Adviser is based on the Fund’s Daily Gross Assets. As a result, investors in the Fund’s shares will invest on a “gross” basis and receive distributions on a “net” basis after expenses, resulting in a lower rate of return than one might achieve through direct investments. Because the management fee is based on the Fund’s gross assets, the Adviser will benefit if and when the Fund issues additional equity, incurs debt or uses leverage. The use of leverage will increase the likelihood of default under any credit facility or other debt instruments the Fund enters into, which would disfavor the holders of Fund shares, including investors in this offering.

Distribution Policy Risk. The Fund’s distribution policy may, under certain circumstances, have certain adverse consequences to the Fund and its shareholders because it may result in a return of capital resulting in less of a shareholder’s assets being invested in the Fund and, over time, increase the Fund’s expense ratio. A return of capital may also reduce a shareholder’s tax basis, resulting in higher taxes when the shareholder sells his or her shares, and may cause a shareholder to pay taxes even if he or she sells such shares for less than the original purchase price. The distribution policy also may cause the Fund to sell a security at a time it would not otherwise do so in order to manage the distribution of income and gain. The initial distribution will be declared on a date determined by the Board. If the Fund’s investments are delayed, the initial distribution may consist principally of a return of capital. Pending the investment of net proceeds in accordance with the Fund’s investment objective and policies, all or a portion of the Fund’s distributions may consist of a return of capital (i.e. from your original investment). Shareholders should not assume that the source of a distribution from the Fund is net profit. Shareholders should note that return of capital will reduce the tax basis of their shares (but not below zero) and potentially increase the taxable gain, if any, upon disposition of their shares.

Liquidity Risk. The Fund is a closed-end investment company structured as an “interval fund” and designed for long-term investors. Unlike many closed-end investment companies, the Fund’s shares are not listed on any securities exchange and are not publicly traded. There is currently no secondary market for the shares and the Fund expects that no secondary market will develop. Limited liquidity is provided to shareholders only through the Fund’s quarterly repurchase offers for no less than 5% of the shares outstanding at NAV. There is no guarantee that shareholders will be able to sell all of the shares they desire in a quarterly repurchase offer. The Fund’s investments are also subject to liquidity risk. Liquidity risk exists when particular investments of the Fund would be difficult to purchase or sell, possibly preventing the Fund from selling such illiquid securities at an advantageous time or price, or possibly requiring the Fund to dispose of other investments at unfavorable times or prices in order to satisfy its obligations. Funds with principal investment strategies that involve securities of companies with smaller market capitalizations, derivatives or securities with substantial market and/or credit risk tend to have the greatest exposure to liquidity risk.

Market Risk. An investment in shares is subject to investment risk, including the possible loss of the entire principal amount invested. An investment in shares represents an indirect investment in the securities owned by the Fund. The value of these securities, like other market investments, may move up or down, sometimes rapidly and unpredictably. The value of your shares at any point in time may be worth less than the value of your original investment, even after taking into account any reinvestment of dividends and distributions.

Non-Diversification Risk. Non-diversification risk is the risk that an investment in the Fund could fluctuate in value more than an investment in a diversified fund. As a non-diversified fund for purposes of the 1940 Act, the Fund may invest a larger portion of its assets in the securities of fewer issuers than a diversified fund. The Fund’s investment in fewer issuers may result in the Fund’s shares being more sensitive to the economic results of those issuers. An investment in the Fund could fluctuate in value more than an investment in a diversified fund.

Repurchase Policy Risk. Quarterly repurchases by the Fund of its shares typically will be funded from available cash or sales of portfolio securities. However, payment for repurchased shares may require the Fund to liquidate portfolio holdings earlier than the Adviser otherwise would liquidate such holdings, potentially resulting in losses, and may increase the Fund’s portfolio turnover. The Adviser may take measures to attempt to avoid or minimize such potential losses and turnover, and instead of liquidating portfolio holdings, may borrow money to finance repurchases of shares. If the Fund borrows to finance repurchases, interest on any such borrowings will negatively affect shareholders who do not tender their shares in a repurchase offer by increasing the Fund’s expenses and reducing net investment income. To the extent the Fund finances repurchase proceeds by selling investments, the Fund may hold a larger proportion of its gross assets in less liquid securities. Also, the sale of securities to fund repurchases could reduce the market price of those securities, which in turn would reduce the Fund’s NAV.

Repurchase of shares will tend to reduce the amount of outstanding shares and, depending upon the Fund’s investment performance, its net assets. A reduction in the Fund’s net assets may increase the Fund’s expense ratio, to the extent that additional shares are not sold. In addition, the repurchase of shares by the Fund may be a taxable event to shareholders.

The Fund’s quarterly repurchase offers are a shareholder’s only means of liquidity with respect to his or her shares. The shares are not traded on a national securities exchange and no secondary market exists for the shares, nor does the Fund expect a secondary market for its shares to exist in the future.

Securities Market Risk. Securities market risk is the risk that the value of securities owned by the Fund may go up or down, sometimes rapidly or unpredictably, due to factors affecting particular companies or the securities markets generally. A general downturn in the securities market may cause multiple asset classes to decline in value simultaneously. Many factors can affect this value and you may lose money by investing in the Fund.

Portfolio Turnover Risk. Portfolio turnover risk is the risk that the Fund’s portfolio turnover will increase the Fund’s transaction costs and may result in increased realization of net short-term capital gains (which are taxable to shareholders as ordinary income when distributed to them), higher taxable distributions and lower after-tax performance.

Securities Lending Risk. Securities lending is subject to the risk that loaned securities may not be available to the Fund on a timely basis and the Fund may, therefore, lose the opportunity to sell the securities at a desirable price. Any loss in the market price of securities loaned by the Fund that occurs during the term of the loan would be borne by the Fund and would adversely affect the Fund’s performance. Also, there may be delays in recovery, or no recovery, of securities loaned should the borrower of the securities fail financially while the loan is outstanding. In addition, voting rights with respect to loaned securities generally pass to the borrower. The Fund, as the lender, retains the right to recall the loans and obtain the return of the securities loaned in order to vote the loaned securities. However, in many circumstances the Fund may be unable to recall the securities in time to vote or may determine that the benefits to the Fund of voting are outweighed by the indirect or direct costs of such a recall. In these circumstances, loaned securities may be voted or not voted in a manner adverse to the best interests of the Fund. All of the aforementioned risks may be greater for Non-U.S. Securities.

These lending transactions must be fully collateralized at all times, but involve some credit risk to the Fund if the borrower or the party (if any) guaranteeing the loan should default on its obligation and the Fund is delayed in or prevented from recovering the collateral. In addition, any income or gains and losses from investing and reinvesting any cash collateral delivered by a borrower pursuant to a loan are generally at the Fund’s risk, and to the extent any such losses reduce the amount of cash below the amount required to be returned to the borrower upon the termination of any loan, the Fund may be required to pay or cause to be paid to such borrower or another entity an amount equal to such shortfall in cash. The Fund generally accepts cash (U.S. and foreign currency), securities issued or guaranteed by the U.S. government or its agencies or instrumentalities, or sovereign debt as collateral for these lending transactions, although in the future may accept other types of collateral.

Risks Relating to Fund’s Tax Status. To remain eligible for the special tax treatment accorded to RICs and their shareholders under the Code, the Fund must meet certain source of income, asset diversification and annual distribution requirements. Very generally, in order to qualify as a RIC, the Fund must derive at least 90% of its gross income for each taxable year from dividends, interest, payments with respect to certain securities loans, gains from the sale or other disposition of stock, securities or foreign currencies, or other income derived with respect to its business of investing in stock or other securities. In some cases, if the Fund fails to meet these income requirements at the end of a taxable year, it will be able to cure such failure by paying a Fund-level tax to avoid the loss of its RIC status; such tax could be substantial. The Fund must also meet certain asset diversification requirements at the end of each quarter of each of its taxable years. Failure to meet these diversification requirements on the last day of a quarter will result in the Fund’s loss of RIC status, unless it is able to cure such failure, for instance, by disposing of certain investments, including at disadvantageous times and prices, and, in some cases, by paying a Fund-level tax.

In addition, in order to be eligible for the special tax treatment accorded RICs, the Fund must meet the annual distribution requirement, requiring it to distribute with respect to each taxable year at least 90% of the sum of its “investment company taxable income” (generally-its taxable ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any) and its net tax-exempt income (if any), to its shareholders. Because the Fund currently maintains a credit facility, a margin facility, and may use additional debt financing in the future, the Fund is subject to certain asset coverage ratio requirements under the 1940 Act that could, under certain circumstances, restrict the Fund from making the distributions necessary to satisfy this annual distribution requirement and to avoid corporate-level U.S. federal income or excise taxes. Any taxable income (including net long-term capital gains) that the Fund is unable to distribute will be subject to fund-level tax at the applicable corporate income tax rate. Further, if the Fund fails to meet the annual distribution requirement or either of the RIC qualification requirements in respect of a taxable year and is ineligible to or otherwise does not cure such failure for any such year, all of its taxable income regardless of whether timely distributed to shareholders will be subject to fund-level tax at the applicable corporate income tax rate and all of its distributions from earnings and profits (including from net long-term capital gains) will be taxable to shareholders as ordinary income.

In any such event, the resulting corporate taxes could substantially reduce its net assets, the amount of income available for distribution and the amount of its distributions. Such a failure would have a material adverse effect on the Fund and its shareholders. In addition, in some cases, the Fund could be required to recognize unrealized gains, pay substantial taxes and interest and make substantial distributions in order to re-qualify as a RIC.

RIC-Related Risks of Investments Generating Non-Cash Taxable Income. Certain of the Fund’s investments will require the Fund to recognize taxable income in a taxable year in excess of the cash generated on those investments during that year. In particular, the Fund expects that a substantial portion of its investments in loans and other debt obligations will be treated as having “market discount” and/or “original issue discount” for U.S. federal income tax purposes, which, in some cases, could be significant. Because the Fund may be required to recognize income in respect of these investments before or without receiving cash representing such income, the Fund may have difficulty satisfying the annual distribution requirements applicable to RICs and avoiding Fund-level U.S. federal income or excise taxes. Accordingly, the Fund may be required to sell portfolio securities, including at potentially disadvantageous times or prices, raise additional debt or equity capital, or reduce new investments, to obtain the cash needed to make these income distributions. If the Fund liquidates portfolio securities to raise cash, the Fund may realize gain or loss on such liquidations; in the event the Fund realizes net long-term or short-term capital gains from such liquidation transactions, its shareholders may receive larger capital gain or ordinary dividends, respectively, than they would in the absence of such transactions.

Operational and Technology Risk. The Fund, its service providers, and other market participants increasingly depend on complex information technology and communications systems to conduct business functions. These systems are subject to a number of different threats or risks that could adversely affect the Fund and its shareholders, despite the efforts of the Fund and its service providers to adopt technologies, processes, and practices intended to mitigate these risks. For example, unauthorized third parties may attempt to improperly access, modify, disrupt the operations of, or prevent access to these systems of the Fund, the Fund’s service providers, counterparties, or other market participants or data within them (a “cyber-attack”).

Power or communications outages, acts of god, information technology equipment malfunctions, operational errors, and inaccuracies within software or data processing systems may also disrupt business operations or impact critical data. Market events also may trigger a volume of transactions that overloads current information technology and communication systems and processes, impacting the ability to conduct the Fund’s operations.

Cyber-attacks, disruptions, or failures that affect the Fund’s service providers or counterparties may adversely affect the Fund and its shareholders, including by causing losses for the Fund or impairing Fund operations. For example, the Fund’s or its service providers’ assets or sensitive or confidential information may be misappropriated, data may be corrupted, and operations may be disrupted (e.g., cyberattacks or operational failures may cause the release of private shareholder information or confidential Fund information, interfere with the processing of shareholder transactions, impact the ability to calculate the Fund’s NAV, and impede trading). In addition, cyber-attacks, disruptions, or failures may cause reputational damage and subject the Fund or its service providers to regulatory fines, litigation costs, penalties or financial losses, reimbursement or other compensation costs, and/or additional compliance costs.

While the Fund and its service providers may establish business continuity and other plans and processes to address the possibility of cyber-attacks, disruptions, or failures, there are inherent limitations in such plans and systems, including that they do not apply to third parties, such as other market participants, as well as the possibility that certain risks have not been identified or that unknown threats may emerge in the future.

Similar types of operational and technology risks are also present for issuers of the Fund’s investments, which could have material adverse consequences for such issuers, and may cause the Fund’s investments to lose value. In addition, cyber-attacks involving a Fund counterparty could affect such counterparty’s ability to meet its obligations to the Fund, which may result in losses to the Fund and its shareholders. Furthermore, as a result of cyber-attacks, disruptions, or failures, an exchange or market may close or issue trading halts on specific securities or the entire market, which may result in the Funds being, among other things, unable to buy or sell certain securities or financial instruments or unable to accurately price its investments. The Fund cannot directly control any cybersecurity plans and systems put in place by its service providers, Fund counterparties, issuers in which the Fund invests, or securities markets and exchanges.

Valuation Risk. Portfolio securities may be valued using techniques other than market quotations, under the circumstances described under “Determination of Net Asset Value.” The value established for a portfolio security may be different than what would be produced through the use of another methodology or if it had been priced using market quotations. Portfolio securities that are valued using techniques other than market quotations, including “fair valued” securities, may be subject to greater fluctuation in their value from one day to the next than would be the case if market quotations were used. In addition, there is no assurance that the Trust could sell a portfolio security for the value established for it at any time and it is possible that the Trust would incur a loss because a portfolio security is sold at a discount to its established value.

Fair value is defined as the amount for which assets could be sold in an orderly disposition over a reasonable period of time, taking into account the nature of the asset. Fair value pricing, however, involves judgments that are inherently subjective and inexact, since fair valuation procedures are used only when it is not possible to be sure what value should be attributed to a particular asset or when an event will affect the market price of an asset and to what extent. As a result, fair value pricing may not reflect actual market value, and it is possible that the fair value determined for a security will be materially different from the value that actually could be or is realized upon the sale of that asset.

Investment-Related Risks:

Latin American Market Risk. Under normal market conditions, the Fund expects to invest at least 80% of its total assets in Latin American Securities. The economies of countries in Latin America are all considered emerging market economies and, as such, have historically suffered from social, political, and economic instability. For investors, this has meant additional risk caused by periods of regional conflict, political corruption, totalitarianism, protectionist measures, nationalization, hyperinflation, debt crises, sudden and large currency devaluation, and intervention by the military in civilian and economic spheres.

High interest, inflation (in some cases substantial and prolonged), and unemployment rates generally characterize each economy. Because commodities such as agricultural products, minerals, and metals represent a significant percentage of exports of many Latin American countries, the economies of those countries are particularly sensitive to fluctuations in commodity prices. The economic growth of most Latin American countries is highly dependent on commodity exports, and the economies of certain Latin American countries, particularly Mexico and Venezuela, are highly dependent on oil exports. As a result, these economies are particularly susceptible to fluctuations in the price of oil and other commodities and currency fluctuations. Investments in the region may also be subject to currency risks, such as restrictions on the flow of money in and out of the country, extreme volatility relative to the U.S. dollar, and devaluation, all of which could decrease the value of the Fund. Governments of many Latin American countries exercise substantial influence over many aspects of the private sector, and any such exercise could have a significant effect on companies in which the Fund invests.

Other Latin American market risks include foreign exchange controls, difficulties in pricing securities, defaults on sovereign debt, difficulties in enforcing favorable legal judgments in local courts and political and social instability. As a result, the Fund’s portfolio may be more sensitive to, and possibly more adversely affected by, regulatory, economic or political factors or trends relating to Latin America than that of a fund that invests globally. If Latin American Securities fall out of favor, it may cause the Fund to underperform funds that do not concentrate in a single region of the world.

A number of Latin American countries are among the largest debtors of developing countries and have a long history of reliance on foreign debt and default. The majority of the region’s economies have become highly dependent upon foreign credit and loans from external sources to fuel their state-sponsored economic plans. Most countries have been forced to restructure their loans or risk default on their debt obligations. In addition, interest on the debt is subject to market conditions and may reach levels that would impair economic activity and create a difficult and costly environment for borrowers. Accordingly, these governments may be forced to reschedule or freeze their debt repayment, which could negatively affect local markets. Because of their dependence on foreign credit and loans, a number of Latin American economies faced significant economic difficulties and some economies fell into recession as the recent global financial crisis tightened international credit supplies. While the region has recently shown some mixed signs of economic improvement, recovery from past economic downturns in Latin America has historically been slow, and any such recovery, if sustained, may be gradual.

Emerging Markets Risk. Investing in securities of issuers based in emerging markets entails all of the risks of investing in securities of non-U.S. issuers, but to a heightened degree. These heightened risks include: (i) greater risks of expropriation, confiscatory taxation, nationalization, and less social, political and economic stability; (ii) the smaller size of the markets for such securities and a lower volume of trading, resulting in lack of liquidity and in price volatility; and (iii) certain national policies which may restrict the Fund’s investment opportunities including restrictions on investing in issuers or industries deemed sensitive to relevant national interests.

Geographic Concentration Risk. From time to time, the Fund may invest a substantial amount of its assets in issuers located in a single country or a limited number of countries. If the Fund concentrates its investments in this manner, it assumes the risk that economic, political and social conditions in those countries will have a significant impact on its investment performance.

Risk of Investing in Argentina. Argentina has experienced high interest rates, economic volatility, inflation, currency devaluations and high unemployment rates. The economy is heavily dependent on exports and commodities. Most recently, Argentina defaulted on its debt after a U.S. court ruled that payments to a majority of bondholders (who had settled for lower rates of repayment) could not be made so long as holdout bondholders were not paid the full value of their bonds. In addition to restricting Argentina’s ability to issue new debt, and therefore fund its government, the ruling increases the risk of default on all sovereign debt containing such clauses, of which there is still an estimated $100 billion outstanding, which might adversely impact returns in the Fund. Argentina’s willingness and ability to repay its sovereign debt is currently in question, and the possibility of default is not unlikely, which could limit its ability to borrow in the future.

Risk of Investing in Mexico. Mexico is dependent on, among other things, the U.S. economy and any change in the price or demand for Mexican exports may have an adverse impact on the Mexican economy. Incidents involving Mexico’s security may have an adverse effect on the Mexican economy and cause uncertainty in its financial markets. In the past, Mexico has experienced high interest rates, economic volatility and high unemployment rates. Mexico has been destabilized by local insurrections, social upheavals, and drug related violence. Recurrence of these or similar conditions may adversely impact the Mexican economy. Changes in political parties or other Mexican political events may affect the economy and cause instability. Historically, Mexico has experienced substantial economic instability resulting from, among other things, periods of very high inflation and significant devaluations of the Mexican currency, the peso. Mexico is highly dependent on commodity exports, especially oil exports. As a result, Mexico is particularly susceptible to fluctuations in the price of oil and other commodities and currency fluctuations. The recent global financial crisis weakened the global demand for oil and other commodities and, as a result, Mexico has faced significant economic difficulties.

Risk of Investing in Colombia. The United States and the European Union are Colombia’s largest export markets. A significant decline in the economic growth of any of Colombia’s major trading partners, such as the United States or the European Union, could have a material adverse impact on Colombia’s balance of trade and adversely affect Colombia’s economic growth. Economic instability in Colombia has been caused by many different factors including high interest rates, changes in currency values, changes in commodity prices, such as the recent decline in oil prices, high levels of inflation, exchange controls, wage and price controls, changes in economic or tax policies, the imposition of trade barriers and internal security issues. In addition, Colombia could be adversely affected by negative economic or financial developments in other emerging market countries.

Risk of Investing in Chile. Chile’s economy is heavily dependent on trading with key partners. Any increases or decreases in the volume of this trading, changes in taxes or tariffs, or variance in political relationships between nations may impact the Chilean economy overall in a way that would be adverse to the Fund’s investments. Additionally, investment in Chile may be subject to any positive or adverse effects of the varying nature of its economic landscape with respect to expropriation and/or nationalization of assets, strengthened or lessened restrictions on and government intervention in international trade, confiscatory taxation, political instability, including authoritarian and/or military involvement in governmental decision making, armed conflict, the impact on the economy as a result of civil war and social instability as a result of religious, ethnic and/or socioeconomic unrest.

Risk of Investing in Peru. The Peruvian economy is dependent on the economies of other Central and South American countries, Europe, Asia, particularly China, and the United States as key trading partners. The agriculture, fisheries and mining sectors of Peru’s economy account for a large portion of its exports. Any changes in these sectors, a reduction in spending on Peruvian products and services by any of these trading partners, or a downturn in any of these economies could adversely affect the Peruvian economy. Peru has experienced high interest rates, economic volatility, inflation, currency devaluations and high unemployment rates. In addition, commodities (such as oil, gas and minerals) represent a significant percentage of Peru’s exports and many economies in this region are particularly sensitive to fluctuations in commodity prices. Peru has also experienced periods of political instability and social unrest in the past. Peru continues to experience significant unemployment in certain regions as well as widespread underemployment. Heavy regulation of labor is pervasive in Peru and may stifle Peruvian economic growth. These situations may cause uncertainty in the Peruvian market and may adversely affect the performance of the Peruvian economy. Peru is located in a part of the world that has historically been prone to natural disasters such as earthquakes, volcanoes, droughts, floods and tsunamis.

Risk of Investing in Brazil. The Brazilian economy has historically been exposed to high rates of inflation and a high level of debt, each of which may reduce and/or prohibit economic growth. Brazil has experienced economic instability resulting from, among other things, periods of very high inflation, persistent structural public sector deficits and significant devaluations of its currency leading also to a high degree of price volatility in both the Brazilian equity and foreign currency markets. Investments in Brazil are subject to special risks, including exposure to currency fluctuations, governmental restrictions on the outflow of profits to investors abroad, less liquidity, less developed or efficient trading markets, lack of comprehensive or publicly available company information, political instability and differing regulatory, accounting, auditing and financial standards. Brazilian companies may also be adversely affected by high interest and unemployment rates, and are particularly sensitive to fluctuations in commodity prices.

Risk of Investing in Venezuela. The Fund’s investments in Venezuela may subject the Fund to legal, regulatory, political, currency, security, expropriation and/or nationalization of assets and economic risk specific to Venezuela. Venezuela is heavily dependent on the export of commodities. Accordingly, Venezuela’s economy is strongly affected by international commodity prices and is particularly vulnerable to global demand for these products.

Risk of Investing in Panama. The Fund’s investments in Panama may be subject to political instability, differing or changing regulatory standards, lack of judicial independence, and a shortage of skilled workers. Although Panama benefits from stable and consistent economic policies and a government that supports trade and open markets, historically, Panama has been dependent on global trade and therefore may experience adverse consequences due to the recent global financial crisis.

Risks of Investing in Guatemala. Although Guatemala has one of the largest economies in Central America, it has historically experienced social and political instability, poor infrastructure, and vulnerability to external shocks, such as commodities prices and natural catastrophes. Mining operations in Guatemala have in the past been the subject of protest and social conflict, and foreign investors have experienced significant delays in negotiating petroleum contracts.

Risk of Investing in Ecuador. Ecuador’s economy is generally dependent on the export of agricultural products and oil. The Ecuadorian economy may experience adverse consequences due to its poor diversification, dependency on oil, history of sovereign default, and state intervention. A number of U.S. companies operating in Ecuador, primarily in regulated sectors such as petroleum and electricity, have filed for international arbitration due to investment disputes.

Equity Securities Risk. The Fund expects to invest in equity securities. Equity risk is the risk that the value or market price of equity securities held by the Fund will fall due to general market or economic conditions, perceptions regarding the industries in which the issuers of securities held by the Fund participate, changes in interest rates, and the particular circumstances and performance of particular companies whose securities the Fund holds. The price of an equity security of an issuer may be particularly sensitive to general movements in the stock market, or a drop in the stock market may depress the price of most or all of the equity securities held by the Fund. In addition, equity securities held by the Fund may decline in price if the issuer fails to make anticipated distributions or dividend payments because, among other reasons, the issuer experiences a decline in its financial condition.

Selection Risk. Different types of equity securities tend to shift into and out of favor with investors, depending on market and economic conditions. The performance of funds that invest in Latin American Securities may at times be better or worse than the performance of funds that focus on other types of securities or that have a broader investment style.

Debt Securities Risk. The Fund may invest in debt securities. When the Fund invests in debt securities, the value of your investment in the Fund will fluctuate with changes in interest rates. Typically, a rise in interest rates causes a decline in the value of debt securities. In general, the market price of debt securities with longer maturities will increase or decrease more in response to changes in interest rates than shorter-term securities. Other risk factors include credit risk (the debtor may default) and prepayment risk (the debtor may pay its obligation early, reducing the amount of interest payments). These risks could affect the value of a particular investment, possibly causing the Fund’s share price and total return to be reduced or to fluctuate more than other types of investments. This kind of market risk is generally greater for funds investing in debt securities with longer maturities. In the course of investing in such investments, we may come into possession of material nonpublic information and, because of prohibitions on trading in securities of issuers while in possession of such information, we may be unable to enter into a transaction in a publicly-traded security for that issuer when it would otherwise be advantageous for us to do so. Alternatively, we may choose not to receive material nonpublic information about an issuer of such loans, with the result that we may have less information about such issuers than other investors who transact in such assets.

Non-Payment Risk. Debt securities are subject to the risk of non-payment of scheduled interest and/or principal. Nonpayment would result in a reduction of income to the Fund, a reduction in the value of the security experiencing nonpayment and a potential decrease in the NAV of the Fund. There can be no assurance that the liquidation of any collateral would satisfy the borrower’s obligation in the event of non-payment of scheduled interest or principal payments, or that such collateral could be readily liquidated.

Illiquidity of Investments. The investments made by the Fund may be very illiquid, and consequently, the Fund may not be able to sell such investments at prices that reflect the Adviser’s assessment of their fair value or the amount paid for such investments by the Fund. Illiquidity may result from the absence of an established market for the investments as well as legal, contractual or other restrictions on their resale by the Fund and other factors. Furthermore, the nature of the Fund’s investments, especially those in financially stressed and distressed companies, may require a long holding period prior to being able to determine whether the investment will be profitable or not. There is no limit on the amount of the Fund’s investment portfolio that can be invested in illiquid securities.

Risks of Investing in High-Yield Securities, also Known as “Junk Securities.” The Fund’s investments may consist of investments that may generally be characterized as “high-yield securities” or “junk securities.” Such securities are typically rated below investment grade by one or more nationally recognized statistical rating organizations or are unrated but of comparable credit quality to obligations rated below investment grade, and have greater credit and liquidity risk than more highly rated obligations. High-yield securities are generally unsecured and may be subordinate to other obligations of the obligor. The lower rating of high-yield securities reflects a greater possibility that adverse changes in the financial condition of the issuer or in general economic conditions (including, for example, a substantial period of rising interest rates or declining earnings) or both may impair the ability of the issuer to make payment of principal and interest. Many issuers of high-yield securities are highly leveraged, and their relatively high debt to equity ratios create increased risks that their operations might not generate sufficient cash flow to service their obligations. Overall declines in the high-yield bond and other markets may adversely affect such issuers by inhibiting their ability to refinance their obligations at maturity.

High-yield securities are often issued in connection with leveraged acquisitions or recapitalizations in which the issuers incur a substantially higher amount of indebtedness than the level at which they had previously operated. High-yield securities that are debt instruments have historically experienced greater default rates than has been the case for investment grade securities. The Fund may also invest in equity securities issued by entities whose obligations are unrated or are rated below investment grade.

The Fund is authorized to invest in obligations of issuers that are generally trading at significantly higher yields than had been historically typical of the applicable issuer’s obligations. Such investments may include debt obligations that have a heightened probability of being in covenant or payment default in the future. Such investments generally are considered highly speculative. The repayment of defaulted obligations is subject to significant uncertainties. Defaulted obligations might be repaid only after lengthy workout or bankruptcy proceedings, during which the issuer might not make any interest or other payments. Typically such workout or bankruptcy proceedings result in only partial recovery of cash payments or an exchange of the defaulted security for other debt or equity securities of the issuer or its affiliates, which may in turn be illiquid or highly speculative.

High-yield securities purchased by the Fund are subject to certain additional risks to the extent that such obligations may be unsecured and subordinated to substantial amounts of senior indebtedness, all or a significant portion of which may be secured. Moreover, such obligations purchased by the Fund may not be protected by financial covenants or limitations upon additional indebtedness and are unlikely to be secured by collateral.

Non-Investment Grade Securities Risk. The Fund may invest in securities that are rated, at the time of investment, non-investment grade quality (rated “Ba/BB” or below), or securities that are unrated but determined to be of comparable quality by the Adviser. Securities of non-investment grade quality are regarded as having predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal, and are commonly referred to as “junk bonds.” Non-investment grade securities and unrated securities of comparable credit quality are subject to the increased risk of an issuer’s inability to meet principal and interest payment obligations. The value of high yield, lower quality bonds is affected by the creditworthiness of the issuers of the securities and by general economic and specific industry conditions. These securities may be subject to greater price volatility due to such factors as specific corporate or municipal developments, interest rate sensitivity, negative perceptions of the junk bond markets generally and less secondary market liquidity. Issuers of high yield bonds are not as strong financially as those with higher credit ratings. These issuers are more vulnerable to financial setbacks and recession than more creditworthy issuers, which may impair their ability to make interest and principal payments. Non-investment grade securities may be particularly susceptible to economic downturns, specific corporate or municipal developments, interest rate sensitivity, negative perceptions of the junk bond markets generally and less secondary market liquidity. An economic recession could disrupt severely the market for such securities and may have an adverse impact on the value of such securities. In addition, any such economic downturn could adversely affect the ability of the issuers of such securities to repay principal and pay interest thereon and increase the incidence of default for such securities. Non-investment grade securities, though higher yielding, are characterized by high risk. They may be subject to certain risks with respect to the issuing entity and to greater market fluctuations than certain lower yielding, higher rated securities. The retail secondary market for non-investment grade securities may be less liquid than that for higher rated securities. Adverse conditions could make it difficult at times for the Fund to sell certain securities or could result in lower prices than those used in calculating the Fund’s NAV. Because of the substantial risks associated with investments in non-investment grade securities, you could lose money on your investment in shares of the Fund, both in the short-term and the long-term.

Fixed Income Securities Risks. In addition to the risks described elsewhere in this Prospectus, fixed income securities are also subject to certain risks, including:

Issuer Risk. The value of a specific security can be more volatile than the market as a whole and can perform differently from the value of the market as a whole, for reasons related to the issuer, such as management performance, financial leverage and reduced demand for the issuer’s goods and services.

Credit Risk. Credit risk is the risk that one or more debt obligations in the Fund’s portfolio will decline in price, or fail to pay interest or principal when due, because the issuer of the obligation experiences a decline in its financial status.

Interest Rate Risk. Interest rate risk is the risk that debt securities, and the Fund’s net assets, may decline in value because of changes in interest rates. Generally, fixed rate debt securities will decrease in value when interest rates rise and increase in value when interest rates decline. This means that the NAV of the common shares will fluctuate with interest rate changes and the corresponding changes in the value of the Fund’s debt security holdings.

Reinvestment Risk. The Fund reinvests the cash flows received from a security. The additional income from such reinvestment, sometimes called interest-on-interest, is reliant on the prevailing interest rate levels at the time of reinvestment. There is a risk that the interest rate at which interim cash flows can be reinvested will fall. Reinvestment risk is greater for longer holding periods and for securities with large, early cash flows such as high-coupon bonds. Reinvestment risk also applies generally to the reinvestment of the proceeds the Fund receives upon the maturity or sale of a portfolio security.

Prepayment Risk. Prepayment risk is the risk that during periods of falling interest rates, issuers of debt securities may repay higher rate securities before their maturity dates. This may cause the Fund to lose potential price appreciation and to be forced to reinvest the unanticipated proceeds at lower interest rates. This may adversely affect the NAV of the Fund’s shares.

REIT Risk. REITs may be affected by changes in the real estate markets generally as well as changes in the values of the properties owned by the REIT or securing the mortgages owned by the REIT. REITs are dependent upon management skill and are not diversified. REITs are also subject to heavy cash flow dependency, defaults by borrowers, self-liquidation, and the possibility of failing to qualify for special tax treatment under the Code and to maintain an exemption under the 1940 Act. For example, because a REIT may acquire debt securities of issuers primarily engaged in or related to the real estate industry, it also could conceivably own real estate directly as a result of a default on such securities. Any rental income or income from the disposition of such real estate could adversely affect its ability to retain its tax status, which would have adverse tax consequences on its shareholders. Finally, certain REITs may be self-liquidating at the end of a specified term, and run the risk of liquidating at an economically inopportune time.

Credit/Default Risk. Loans and other debt obligation investments are subject to the risk of non-payment of scheduled principal and interest. Changes in economic conditions or other circumstances may reduce the capacity of the party obligated to make principal and interest payments on such instruments and may lead to defaults. Such non-payments and defaults may reduce the value of the shares and income distributions. The value of loans and other income investments also may decline because of concerns about the issuer’s ability to make principal and interest payments. In addition, the credit ratings of loans or other income investments may be lowered if the financial condition of the party obligated to make payments with respect to such instruments changes. Because the Fund will invest in non-investment grade securities, it will be exposed to a greater amount of credit risk than a fund that invests solely in investment grade securities. The prices of lower grade instruments are generally more sensitive to negative developments, such as a decline in the issuer’s revenues or a general economic downturn, than are the prices of higher grade instruments. Credit ratings assigned by rating agencies are based on a number of factors and do not necessarily reflect the issuer’s current financial condition or the volatility or liquidity of the security. In the event of bankruptcy of the issuer of loans or other income investments, the Fund could experience delays or limitations with respect to its ability to realize the benefits of any collateral securing the instrument. In order to enforce its rights in the event of a default, bankruptcy or similar situation, the Fund may be required to retain legal or similar counsel and incur additional costs.

Counterparty Risk. The Fund will be subject to credit risk with respect to the counterparties to the derivative contracts purchased or sold by the Fund. Recently, several broker-dealers and other financial institutions have experienced extreme financial difficulty, sometimes resulting in bankruptcy of the institution. Although the Adviser monitors the creditworthiness of the Fund’s counterparties, there can be no assurance that the Fund’s counterparties will not experience similar difficulties, possibly resulting in losses to the Fund. If a counterparty becomes bankrupt, or otherwise fails to perform its obligations under a derivative contract due to financial difficulties, the Fund may experience significant delays in obtaining any recovery under the derivative contract in a bankruptcy or other reorganization proceeding. The Fund may obtain only a limited recovery or may obtain no recovery in such circumstances.

Failure of Futures Commission Merchants and Clearing Organizations. The Fund may deposit funds required to margin open positions in the derivative instruments subject to the Commodity Exchange Act of 1936, as amended (“CEA”) with a clearing broker registered as a “futures commission merchant” (“FCM”). The CEA requires an FCM to segregate all funds received from customers with respect to any orders for the purchase or sale of U.S. domestic futures contracts and cleared swaps from the FCM’s proprietary assets. Similarly, the CEA requires each FCM to hold in a separate secure account all funds received from customers with respect to any orders for the purchase or sale of foreign futures contracts and segregate any such funds from the funds received with respect to domestic futures contracts. However, all funds and other property received by a clearing broker from its customers are held by the clearing broker on a commingled basis in an omnibus account and may be freely accessed by the clearing broker, which may also invest any such funds in certain instruments permitted under the applicable regulation. There is a risk that assets deposited by the Fund with any swaps or futures clearing broker as margin for futures contracts or cleared swaps may, in certain circumstances, be used to satisfy losses of other clients of the Fund’s clearing broker. In addition, the assets of the Fund may not be fully protected in the event of the clearing broker’s bankruptcy, as the Fund would be limited to recovering only a pro rata share of all available funds segregated on behalf of the clearing broker’s combined domestic customer accounts.

Similarly, the CEA requires a clearing organization approved by the U.S. Commodity Futures Trading Commission (“CFTC”) as a derivatives clearing organization to segregate all funds and other property received from a clearing member’s clients in connection with domestic futures, swaps and options contracts from any funds held at the clearing organization to support the clearing member’s proprietary trading. Nevertheless, with respect to futures and options contracts, a clearing organization may use assets of a non-defaulting customer held in an omnibus account at the clearing organization to satisfy payment obligations of a defaulting customer of the clearing member to the clearing organization. As a result, in the event of a default or the clearing broker’s other clients or the clearing broker’s failure to extend own funds in connection with any such default, the Fund would not be able to recover the full amount of assets deposited by the clearing broker on its behalf with the clearing organization.

Convertible Securities Risk. Convertible securities may offer higher income than the common stocks into which they are convertible and include fixed-income or zero coupon debt securities, which may be converted or exchanged at a stated or determinable exchange ratio into underlying shares of common stock. Prior to their conversion, convertible securities may have characteristics similar to both non-convertible debt securities and equity securities. While convertible securities generally offer lower yields than non-convertible debt securities of similar quality, their prices may reflect changes in the value of the underlying common stock. Convertible securities entail less credit risk than the issuer’s common stock.

ETF Risk. The value of ETFs can be expected to increase and decrease in value in proportion to increases and decreases in the indices that they are designed to track. The volatility of different index tracking stocks can be expected to vary in proportion to the volatility of the particular index they track. ETFs are traded similarly to stocks of individual companies. Although an ETF is designed to provide investment performance corresponding to its index, it may not be able to exactly replicate the performance of its index because of its operating expenses and other factors.

Derivatives Risk. Derivatives risk is a combination of several risks, including the risks that: (1) an investment in a derivative instrument may not correlate well with the performance of the securities or asset class to which the Fund seeks exposure, (2) derivative contracts, including options, may expire worthless and the use of derivatives may result in losses to the Fund, (3) a derivative instrument entailing leverage may result in a loss greater than the principal amount invested, (4) derivatives not traded on an exchange may be subject to credit risk, for example, if the counterparty does not meet its obligations, and (5) derivatives not traded on an exchange may be subject to liquidity risk and the related risk that the instrument is difficult or impossible to value accurately.

The principal derivative instruments the Fund intends to employ for hedging and/or speculative purposes include futures (primarily currency futures), currency forwards, interest rate swaps, options and sovereign credit default swaps. The Fund intends to use such instruments primarily to hedge against interest rate, foreign currency, geopolitical and volatility risk. The use of currency derivatives transactions can result in the Fund incurring losses as a result of the imposition of exchange controls, suspension of settlements or the inability of the Fund to deliver or receive a specified currency. As a general matter, when the Fund establishes certain derivative instrument positions, such as certain futures, options and forward contract positions, it will segregate liquid assets (such as cash, U.S. Treasury bonds or commercial paper) equivalent to the Fund’s outstanding obligations under the contract or in connection with the position. In addition, changes in laws or regulations may make the use of derivatives more costly, may limit the availability of derivatives, or may otherwise adversely affect the use, value or performance of derivatives.

Hedging Risk. Hedging risk is the risk that, although intended to limit or reduce investment risk, hedging strategies may also limit or reduce the potential for profit. There is no assurance that hedging strategies will be successful.

Non-U.S. Securities Risk. Investing in foreign securities typically involves more risks than investing in U.S. securities, and includes risks associated with: political and economic developments - the political, economic and social structures of some foreign countries may be less stable and more volatile than those in the United States; trading practices - government supervision and regulation of foreign securities and currency markets, trading systems and brokers may be less than in the United States; availability of information - foreign issuers may not be subject to the same disclosure, accounting and financial reporting standards and practices as U.S. issuers; and limited markets - the securities of certain foreign issuers may be less liquid (harder to sell) and more volatile.

To the extent the Fund invests in investment vehicles that hold securities that are denominated in foreign currencies, the value of securities denominated in foreign currencies can change significantly when foreign currencies strengthen or weaken relative to the U.S. dollar. Currency rates in foreign countries may fluctuate significantly over short periods of time for a number of reasons, including changes in interest rates and the imposition of currency controls or other political developments in the United States or abroad. These currency movements may negatively impact the value of the Fund even when there is no change in the value of the security in the issuer’s home country.

The risks of foreign investments may be greater in developing or emerging market countries.

Foreign Currency Risk. The Fund may invest in companies whose securities are denominated or quoted in currencies other than U.S. dollars or have significant operations or markets outside of the United States. In such instances, the Fund will be exposed to currency risk, including the risk of fluctuations in the exchange rate between U.S. dollars (in which the Fund’s shares are denominated) and such foreign currencies, the risk of currency devaluations and the risks of non-exchangeability and blockage. As non-U.S. securities may be purchased with and payable in currencies of countries other than the U.S. dollar, the value of these assets measured in U.S. dollars may be affected favorably or unfavorably by changes in currency rates and exchange control regulations. Fluctuations in currency rates may adversely affect the ability of the Adviser to acquire such securities at advantageous prices and may also adversely affect the performance of such assets.

Certain non-U.S. currencies, primarily in developing countries, have been devalued in the past and might face devaluation in the future. Currency devaluations generally have a significant and adverse impact on the devaluing country’s economy in the short and intermediate term and on the financial condition and results of companies’ operations in that country. Currency devaluations may also be accompanied by significant declines in the values and liquidity of equity and debt securities of affected governmental and private sector entities generally. To the extent that affected companies have obligations denominated in currencies other than the devalued currency, those companies may also have difficulty in meeting those obligations under such circumstances, which in turn could have an adverse effect upon the value of the Fund’s investments in such companies. There can be no assurance that current or future developments with respect to foreign currency devaluations will not impair the Fund’s investment flexibility, its ability to achieve its investment objective or the value of certain of its foreign currency-denominated investments.

Non-U.S. Tax Implication. Income realized from or the proceeds of dispositions of the Fund’s non-U.S. investments may be subject to non-U.S. withholding or other taxes. The Fund may otherwise be subject to non-U.S. taxation on repatriation proceeds generated from those investments or to other transaction-based non-U.S. taxes on those investments. Those withholding taxes or other taxes as well as any U.S. withholding taxes applicable to the Fund’s investments, including in respect of investments in the Fund’s wholly-owned subsidiaries, if any, will reduce the return on investments.

Initial Public Offerings Risk. The Fund may invest in shares of companies through IPOs. IPOs and companies that have recently gone public have the potential to produce substantial gains for the Fund. However, the Fund may not have access to or invest in IPOs that are ultimately profitable for investors. The investment performance of the Fund during periods when it is unable to invest significantly or at all in IPOs may be lower than during periods when the Fund is able to do so. Securities issued in IPOs are subject to many of the same risks as investing in companies with smaller market capitalizations. Securities issued in IPOs have no trading history, and information about the companies may be available for limited periods of time. In addition, the prices of securities sold in IPOs may be highly volatile or may decline shortly after the IPO.

Risk of Investing in Other Investment Companies. The Fund may invest in the securities of other investment companies, which can include open-end funds, closed-end funds, unit investment trusts and business development companies (also referred to as “Underlying Funds”) to the extent that such investments are consistent with the Fund’s investment objectives and principal investment strategies and permissible under the

1940 Act. The Fund does not count investments in other investment companies for purposes of satisfying the 80% Policy and the Concentration Policy described under “Investment Objectives and Policies,” unless the Fund has daily access to the holdings of the Underlying Fund and is able to determine whether such holdings are Latin American Securities. Under one provision of the 1940 Act, the Fund may not acquire the securities of other investment companies if, as a result, (i) more than 10% of the Fund’s total assets would be invested in securities of other investment companies, (ii) such purchase would result in more than 3% of the total outstanding voting securities of any one investment company being held by the Fund or (iii) more than 5% of the Fund’s total assets would be invested in any one investment company. Other provisions of the 1940 Act are less restrictive, provided that the Fund is able to meet certain conditions. These limitations do not apply to the acquisition of shares of any investment company in connection with a merger, consolidation, reorganization or acquisition of substantially all of the assets of another investment company.

Small and Mid-Cap Securities Risk. The Fund may invest in companies with small or medium-sized capitalizations. Securities issued by small and medium-sized companies can be more volatile than, and perform differently from, larger company securities. There may be less trading in a small or medium-sized company’s securities, which means that buy and sell transactions in those securities could have a larger impact on the security’s price than is the case with larger company securities. Small or medium-sized companies may have fewer business lines; changes in any one line of business, therefore, may have a greater impact on a small or medium-sized company’s security price than is the case for a larger company. In addition, small or medium-sized company securities may not be well known to the investing public.

Legal and Regulatory Risks. Legal and regulatory changes could occur and may adversely affect the Fund and its ability to pursue its investment strategies and/or increase the costs of implementing such strategies. New or revised laws or regulations may be imposed by the CFTC, the Commission, the U.S. Federal Reserve, other banking regulators, other governmental regulatory authorities or self-regulatory organizations that supervise the financial markets that could adversely affect the Fund. In particular, these agencies are empowered to promulgate a variety of new rules pursuant to recently enacted financial reform legislation in the United States. The Fund also may be adversely affected by changes in the enforcement or interpretation of existing statutes and rules by these governmental regulatory authorities or self-regulatory organizations. Congress recently enacted legislation that provides for new regulation of the derivatives market, including clearing, margin, reporting, recordkeeping, and registration requirements. Because the legislation leaves much to agency rule making, its ultimate impact remains unclear. New regulations could, among other things, restrict the Fund’s ability to engage in derivatives transactions (for example, by making certain types of derivatives transactions no longer available to the Fund) and/or increase the costs of such derivatives transactions (for example, by increasing margin or capital requirements), and the Fund may be unable to execute its investment strategy as a result. It is unclear how the regulatory changes will affect counterparty risk.

The CFTC and certain futures exchanges have established limits, referred to as “position limits,” on the maximum net long or net short positions which any person may hold or control in particular options and futures contracts; those position limits may also apply to certain other derivatives positions the Fund may wish to take.

Under the exchange rules, all positions owned or controlled by the same person or entity, even if in different accounts, may be aggregated for purposes of determining whether the applicable position limits have been exceeded. Thus, even if the Fund does not intend to exceed applicable position limits, it is possible that different clients managed by the Adviser and its affiliates may be aggregated for this purpose. Therefore it is possible that the trading decisions of the Adviser may have to be modified and that positions held by the Fund may have to be liquidated in order to avoid exceeding such limits. The modification of investment decisions or the elimination of open positions, if it occurs, may adversely affect the performance of the Fund.

Legislation Risk. At any time after the date of this Prospectus, legislation may be enacted that could negatively affect the assets of the Fund. Legislation or regulation may change the way in which the Fund itself is regulated.

The Adviser cannot predict the effects of any new governmental regulation that may be implemented, and there can be no assurance that any new governmental regulation will not adversely affect the Fund’s ability to achieve its investment objective.

Risks of Investing in a Fund with Anti-Takeover Provisions. The Declaration of Trust includes provisions that could have the effect of limiting the ability of other entities or persons to acquire control of the Fund or to change the composition of the Board, and could have the effect of depriving the Fund’s shareholders of an opportunity to sell their shares at a premium over prevailing market prices, if any, by discouraging a third party from seeking to obtain control of the Fund.

Management Risk. The Fund is subject to management risk because it has an actively managed portfolio. The Adviser will apply investment techniques and risk analysis in making investment decisions for the Fund, but there can be no guarantee that these will produce the desired results.

Senior Loans Risk. The Fund may invest in senior loans made to corporations and other non-governmental entities and issuers (a “Borrower”). Senior loans typically hold the most senior position in the capital structure of a business entity, are typically secured with specific collateral and typically have a claim on the assets and/or stock of the Borrower that is senior to that held by subordinated debt holders and stockholders of the Borrower. Senior loans in which the Fund will invest are generally rated below investment grade or unrated but believed by the Adviser to be of below investment grade quality and are considered speculative because of the credit risk of their issuers. The risks associated with such senior loans are similar to the risks of other lower grade securities, although senior loans are typically senior and secured in contrast to subordinated and unsecured debt securities. Senior loans’ higher standing has historically resulted in generally higher recoveries in the event of a corporate reorganization. Although the senior loans in which the Fund will invest generally will be secured by specific collateral, there can be no assurance that liquidation of such collateral would satisfy the Borrower’s obligation in the event of non-payment of scheduled interest or principal or that such collateral could be readily liquidated. In the event of the bankruptcy of a Borrower, the Fund could experience delays or limitations with respect to its ability to realize the benefits of the collateral securing a senior loan. In addition, because their interest payments are adjusted for changes in short-term interest rates, investments in senior loans generally have less interest rate risk than other lower grade securities, which may have fixed interest rates.

Second Lien Loans Risk. Second lien loans are subject to the same risks associated with investment in senior loans and non-investment grade securities. However, second lien loans are second in right of payment to senior loans and therefore are subject to additional risk that the cash flow of the borrower and any property securing the loan may be insufficient to meet scheduled payments after giving effect to the senior secured obligations of the borrower. Second lien loans are expected to have greater price volatility than senior loans and may be less liquid. There is also a possibility that originators will not be able to sell participations in second lien loans, which would create greater credit risk exposure.

Other Secured Loans Risk. Secured loans other than senior loans and second lien loans are subject to the same risks associated with investment in senior loans, second lien loans and non-investment grade securities. However, such loans may rank lower in right of payment than any outstanding senior loans and second lien loans of the borrower and therefore are subject to additional risk that the cash flow of the borrower and any property securing the loan may be insufficient to meet scheduled payments after giving effect to the higher-ranking secured obligations of the borrower. Lower-ranking secured loans are expected to have greater price volatility than senior loans and second lien loans and may be less liquid. There is also a possibility that originators will not be able to sell participations in lower-ranking secured loans, which would create greater credit risk exposure.

Unsecured Loans Risk. Unsecured loans are subject to the same risks associated with investment in senior loans, second lien loans, other secured loans and non-investment grade securities. However, because unsecured loans have lower priority in right of payment to any higher ranking obligations of the borrower and are not backed by a security interest in any specific collateral, they are subject to additional risk that the cash flow of the borrower and available assets may be insufficient to meet scheduled payments after giving effect to any higher ranking obligations of the borrower. Unsecured loans are expected to have greater price volatility than senior loans, second lien loans and other secured loans and may be less liquid. There is also a possibility that originators will not be able to sell participations in unsecured loans, which would create greater credit risk exposure.

Loans other than senior loans may not be acceptable collateral under the Fund’s current credit facility or under any future credit facilities, or may require a higher collateral-to-loan ratio, and therefore to the extent the Fund invests in such loans its ability to borrow may be reduced.

Asset-backed Securities Risk. Payment of interest and repayment of principal on asset-backed securities is largely dependent upon the cash flows generated by the assets backing the securities and, in certain cases, supported by letters of credit, surety bonds or other credit enhancements. Asset-backed security values may also be affected by the creditworthiness of the servicing agent for the pool, the originator of the loans or receivables and any entities providing the credit enhancement. In addition, the underlying assets are subject to prepayments that shorten the securities’ weighted average maturity and may lower their return.

Investing in Obligations of Stressed, Distressed and Bankrupt Issuers Risk. The Fund is authorized to invest in the securities and other obligations of stressed, distressed and bankrupt issuers, including debt obligations that are in covenant or payment default. There is no limit on the amount of the Fund’s investment portfolio that can be invested in stressed, distressed or bankrupt issuers, and the Fund may invest for purposes of control. Such investments generally trade significantly below par and are considered highly speculative. The repayment of defaulted obligations is subject to significant uncertainties. Defaulted obligations might be repaid only after lengthy workout or bankruptcy proceedings, during which the issuer might not make any interest or other payments. Typically such workout or bankruptcy proceedings result in only partial recoveries, which may be in the form of cash payments or an exchange of the defaulted obligation for other debt or equity securities of the issuer or its affiliates, which may in turn be illiquid or highly speculative. It is also possible that there could be limited or no recovery for creditors in a bankruptcy or workout.

There are a number of significant risks inherent in the bankruptcy process, including, without limitation, those set forth in this paragraph. First, many events in a bankruptcy are the product of contested matters and adversary proceedings and are beyond the control of the creditors. While creditors are generally given an opportunity to object to significant actions, a bankruptcy court in the exercise of its broad equitable powers may approve actions that are contrary to the interests of the Fund. Second, a bankruptcy filing by an issuer may adversely and permanently affect the issuer. The issuer may lose its market position and key employees and otherwise become incapable of restoring itself as a viable entity. If for this or any other reason the proceeding is converted to a liquidation, the value of the issuer may not equal the liquidation value that was believed to exist at the time of the investment. Third, the duration of a bankruptcy proceeding is difficult to predict. A creditor’s return on investment can be adversely affected by delays while the plan of reorganization is being negotiated (or, in some cases, litigated), approved by the creditors and confirmed by the bankruptcy court and until it ultimately becomes effective. Fourth, the administrative costs in connection with a bankruptcy proceeding are frequently high and would be paid out of the debtor’s estate prior to any return to creditors. For example, if a proceeding involves protracted or difficult litigation, or turns into a liquidation, substantial assets may be devoted to administrative costs. Fifth, bankruptcy law permits the classification of “substantially similar” claims in determining the classification of claims in a reorganization. Because the standard for classification is vague, there exists the risk that the Fund’s influence with respect to the class of securities or other obligations it owns can be lost by increases in the number and amount of claims in that class or by different classification and treatment. Sixth, in certain circumstances in which the Fund acquires claims against the issuer to obtain a control position with respect to a class or classes of claims, the Fund’s influence with respect to all of the class or classes of securities or other obligations it owns can be lost if the bankruptcy court designates the Fund’s vote or votes on the Chapter 11 plan as a result of the Fund’s claim purchases. Seventh, in the early stages of the bankruptcy process it is often difficult to estimate the extent of, or even to identify, any contingent claims that might be made. Eighth, especially in the case of investments made prior to the commencement of bankruptcy proceedings, creditors can lose their ranking and priority if they exercise “domination and control” over a debtor and other creditors can demonstrate that they have been harmed by such actions. Ninth, certain claims that have priority by law (for example, claims for taxes) may be substantial.

Credit Default Swaps Risk. The Fund may enter into credit default swap agreements, which may have as reference obligations one or more debt securities or an index of such securities. In a credit default swap, one party (the “protection buyer”) is obligated to pay the other party (the “protection seller”) a stream of payments over the term of the contract, provided that no credit event, such as a default or, in some instances, a downgrade in credit rating, occurs on the reference obligation. If a credit event occurs, the protection seller must generally pay the protection buyer the “par value” (the agreed-upon notional value) of the referenced debt obligation in exchange for an equal face amount of deliverable reference obligations.

The Fund may be either the protection buyer or protection seller in a credit default swap. If the Fund is a protection buyer, the Fund would pay the counterparty a periodic stream of payments over the term of the contract and would not recover any of those payments if no credit event were to occur. However, if a credit event occurs, the Fund as a protection buyer has the right to deliver the referenced debt obligations or a specified amount of cash, depending upon the terms of the swap, and receive the par value of such debt obligations from the counterparty protection seller. As a protection seller, the Fund would receive fixed payments throughout the term of the contract if no credit event occurs. If a credit event occurs, however, the value of the obligation received by the Fund (e.g., bonds which defaulted), plus the periodic payments previously received, may be less than the par value of the obligation, or cash received, resulting in a loss to the protection seller. Furthermore, the Fund as a protection seller would effectively add leverage to its portfolio because it will have investment exposure to the notional amount of the swap.

Credit default swap agreements are subject to greater risk than a direct investment in the reference obligation. Like all swap agreements, credit default swaps are subject to liquidity, credit and counterparty risks. In addition, collateral posting requirements are individually negotiated and there is no regulatory requirement that a counterparty post collateral to secure its obligations under a credit default swap. Furthermore, there is no requirement that a party be informed in advance when a credit default swap agreement is sold. Accordingly, the Fund may have difficulty identifying the party responsible for payment of its claims. The notional value of credit default swaps with respect to a particular investment is often larger than the total par value of such investment outstanding and, in event of a default, there may be difficulties in making the required deliveries of the reference investments, possibly delaying payments.

In the past, the market for credit default swaps has become more volatile as the creditworthiness of certain counterparties has been questioned and/or downgraded. If a counterparty’s credit becomes significantly impaired, multiple requests for collateral posting in a short period of time could increase the risk that the Fund may not receive adequate collateral. There is no readily available market for trading credit default swaps. The Fund generally may exit its obligations under a credit default swap only by terminating the contract and paying applicable breakage fees, or by entering into an offsetting credit default swap position, which may cause the Fund to incur more losses.

In addition, the Fund may invest in publicly or privately issued interests in investment pools whose underlying assets are credit default, credit-linked, interest rate, currency exchange, equity-linked or other types of swap contracts and related underlying securities or securities loan agreements. The pools’ investment results may be designed to correspond generally to the performance of a specified securities index or “basket” of securities, sometimes a single security.

These types of pools are often used to gain exposure to multiple securities with a smaller investment than would be required to invest directly in the individual securities. They may also be used to gain exposure to foreign securities markets without investing in the foreign securities themselves or the relevant foreign market. To the extent that the Fund invests in pools of swaps and related underlying securities or securities loan agreements whose return corresponds to the performance of a foreign securities index or one or more foreign securities, investing in such pools will involve risks similar to the risks of investing in foreign securities. See “Foreign Securities” below. In addition to the risks associated with investing in swaps generally, the Fund bears the risks and costs generally associated with investing in pooled investment vehicles, such as paying the fees and expenses of the pool and the risk that the pool or the operator of the pool may default on its obligations to the holder of interests in the pool, such as the Fund. Interests in privately offered investment pools of swaps may be considered illiquid or deemed liquid, subject to the Fund’s restrictions on investments in illiquid securities.

MLP Risk. The Fund may invest in MLP securities. MLPs typically are characterized as “publicly traded partnerships” that qualify to be treated as partnerships for U.S. federal income tax purposes and are principally engaged in one or more aspects of the exploration, production, processing, transmission, marketing, storage or delivery of energy-related commodities, such as natural gas, natural gas liquids, coal, crude oil or refined petroleum products (collectively, the energy industry). As a result, holders of MLP securities will be subject to risks related to the energy industry, including: (i) fluctuations in commodity prices; (ii) reduced volumes of natural gas or other energy commodities available for transporting, processing, storing or distributing; (iii) slowdowns in new construction and acquisitions; (iv) reduced demand for commodities such as crude oil, natural gas and refined petroleum products; (v) depletion of natural gas reserves or other commodities; (vi) extreme weather and environmental hazards; (vii) stricter laws, regulations or enforcement policies; and (viii) dangers inherent to the energy industry, such as leaks, fires, explosions, damage to facilities and equipment resulting from natural disasters, inadvertent damage to facilities and equipment and terrorist acts.

Generally, an MLP is operated under the supervision of one or more managing general partners. Limited partners (like the Fund when it invests in an MLP) are not involved in the day-to-day management of the partnership. The Fund also may invest in companies who serve (or whose affiliates serve) as the general partner of an MLP. These investments may not be taxed as partnerships for U.S. Federal income tax purposes. Conflicts of interest may exist among unit holders, subordinated unit holders and the general partner of an MLP, including those arising from incentive distribution payments. General Partners typically have limited fiduciary duties to an MLP, which could allow a general partner to favor its own interests over the MLP’s interests. Additionally, general partners of MLPs often have limited call rights that may require MLP unit holders to sell their common units at an undesirable time or price.

Holders of MLP securities have limited control and voting rights on matters affecting the partnership. Holders of securities issued by a MLP are exposed to a remote possibility of liability for all of the obligations of that MLP in the event that a court determines that the rights of the holders of MLP securities to vote to remove or replace the general partner of that MLP, to approve amendments to that MLP’s partnership agreement, or to take other action under the partnership agreement of that MLP would constitute “control” of the business of that MLP, or a court or governmental agency determines that the MLP is conducting business in a state without complying with the partnership statute of that state. Holders of MLP securities are also exposed to the risk that they will be required to repay amounts to the MLP that are wrongfully distributed to them.

In addition, MLPs are subject to the risk that they will fail to be treated as partnerships for U.S. federal income tax purposes. If an MLP does not meet current legal requirements to maintain its partnership status, or if it is unable to do so because of tax or other law changes, it would be treated as a corporation for U.S. federal income tax purposes. In that case, the MLP would be obligated to pay U.S. federal income tax (as well as state and local taxes) at the entity level on its taxable income and distributions received by the Fund would be taxable to the Fund as dividend income to the extent of the MLP’s current and accumulated earnings and profits for federal tax purposes. The classification of a MLP as a corporation for U.S. federal income tax purposes could have the effect of reducing the amount of cash available for distribution by the MLP and the value of the Fund’s investment in any such MLP. As a result, the value of the Fund’s shares and the cash available for distribution to Fund shareholders could be materially reduced.

The Fund intends to limit its investments in MLPs and related entities to the extent necessary to qualify as a RIC for tax purposes. In general, a RIC is not permitted to invest, including through corporations in which the RIC owns a 20% or more voting stock interest, more than 25% of its total assets in qualified publicly-traded partnerships.

Short Sales Risk. Short selling involves selling securities that may or may not be owned and borrowing the same securities for delivery to the purchaser, with an obligation to replace the borrowed securities at a later date. Short selling allows the Fund to profit from declines in market prices to the extent such decline exceeds the transaction costs and the costs of borrowing the securities. However, because the borrowed securities must be replaced by purchases at market prices in order to close out the short position, any appreciation in the price of the borrowed securities would result in a loss. The securities necessary to cover a short position may not be available for purchase. Purchasing securities to close out the short position can itself cause the price of the securities to rise further, thereby exacerbating the loss. The Fund may mitigate such losses by replacing the securities sold short before the market price has increased significantly. Under adverse market conditions, the Fund might have difficulty purchasing securities to meet its short sale delivery obligations, and might have to sell portfolio securities to raise the capital necessary to meet its short sale obligations at a time when fundamental investment considerations would not favor such sales. Short sales by the Fund that are not made “against the box” theoretically involve unlimited loss potential, since the market price of securities sold short may continuously increase.

Arbitrage Risk. The Fund engages in capital structure arbitrage and other arbitrage strategies. Arbitrage strategies entail various risks, including the risk that external events, regulatory approvals and other factors will impact the consummation of announced corporate events and/or the prices of certain positions. In addition, hedging is an important feature of capital structure arbitrage. There is no guarantee that the Adviser will be able to hedge the Fund’s investment portfolio in the manner necessary to employ successfully the Fund’s strategy.

Repurchase Agreement Risk. The Fund may enter into repurchase agreements up to a maximum of 33 1/3% of its total assets. Repurchase agreements may be considered loans to the seller, collateralized by the underlying securities. If the seller does not pay the Fund the agreed-upon sum on the repurchase date, the Fund is entitled to sell the underlying collateral. If the value of the collateral declines after the agreement is entered into, and if the seller defaults under a repurchase agreement when the value of the underlying collateral is less than the repurchase price, the Fund could incur a loss of both principal and interest. If the seller were to be subject to a federal bankruptcy proceeding, the ability of the Fund to liquidate the collateral could be delayed or impaired because of certain provisions of the bankruptcy laws.

Ongoing Monitoring Risk. Ongoing monitoring risk is the risk associated with ongoing monitoring of the Agent. On behalf of the several lenders, the Agent generally will be required to administer and manage the senior loans and, with respect to collateralized senior loans, to service or monitor the collateral. Financial difficulties of Agents can pose a risk to the Fund. Unless, under the terms of the loan, the Fund has direct recourse against the Borrower, the Fund may have to rely on the Agent or other financial intermediary to apply appropriate credit remedies against a Borrower.

MANAGEMENT OF THE FUND

The Fund is a party to contractual arrangements with various parties, including, among others, the Adviser, the Distributor, the fund administrator, and the transfer agent, who provide services to the Fund. Shareholders are not parties to, or intended (“third-party”) beneficiaries of, any such contractual arrangements, and such contractual arrangements are not intended to create in any individual shareholder or group of shareholders any right to enforce them against the service providers or to seek any remedy under them against the service providers, either directly or on behalf of the Fund. Neither this Prospectus, nor the related SAI, is intended, or should be read, to be or to give rise to an agreement or contract between the Fund and any investor, or to give rise to any rights in any shareholder or other person other than any rights under federal or state law that may not be waived.

Trustees and Officers

The Board is responsible for the overall management of the Fund, including supervision of the duties performed by the Adviser. The Board is comprised of five trustees (each, a “Trustee”). The Trustees are responsible for the Fund’s overall management, including adopting the investment and other policies of the Fund, electing and replacing officers and selecting and supervising the Fund’s investment adviser. The name and business address of the Trustees and officers of the Fund and their principal occupations and other affiliations during the past five years, as well as a description of committees of the Board, are set forth under “Management” in the SAI.

Investment Adviser

NexPoint Advisors, L.P., which serves as Adviser to the Fund, is registered with the SEC as an investment adviser under the Advisers Act and is an affiliate of Highland. NexPoint has its principal place of business at 300 Crescent Court, Suite 700, Dallas, Texas 75201. James Dondero, along with Mark Okada, founded Highland in April 1993. The Adviser also externally NexPoint Strategic Opportunities Fund (“NHF”), a registered closed-end fund whose shares trade on the New York Stock Exchange (“NYSE”); NexPoint Capital, Inc., a non-traded business development company (a “BDC”); NexPoint Real Estate Strategies Fund (“NRESF”) and NexPoint Healthcare Opportunities Fund (NHOF), registered closed-end funds that operate as interval funds; and the following registered closed-end funds that intend to operate as interval funds but have not yet commenced operations: NexPoint Discount Strategies Fund (“NDSF”), NexPoint Energy and Materials Opportunities Fund (“NEMO”), NexPoint Strategic Income Fund (“NSIF”) and NexPoint Event-Driven Fund (“NEDF”). The Adviser’s senior management team has experience across private lending, private equity, real estate investing and other investment strategies. Collectively, the Adviser’s affiliates manage approximately $10.0 billion in assets as of January 31, 2019. The Adviser is controlled by James Dondero by virtue of his control of its general partner, NexPoint Advisors GP, LLC.

Under the general supervision of the Board, the Adviser will carry out the investment and reinvestment of the net assets of the Fund, will furnish continuously an investment program with respect to the Fund, and determine which securities should be purchased, sold or exchanged. In addition, the Adviser will supervise and provide oversight of the Fund’s service providers. The Adviser, through a Shared Services Agreement with Highland, will furnish to the Fund office facilities, equipment and personnel for servicing the management of the Fund. The Adviser will compensate all Adviser personnel who provide services to the Fund. In return for these services, facilities and payments, the Fund has agreed to pay the Adviser as compensation under the Investment Advisory Agreement a monthly management fee computed at the annual rate of 1.25% of the Daily Gross Assets of the Fund. The Adviser may employ research services and service providers to assist in the Adviser’s market analysis and investment selection.

A discussion regarding the basis for the Board’s initial approval of the Fund’s Investment Advisory Agreement will be available in the Fund’s initial semi-annual report or annual report to shareholders, whichever comes first.

The Adviser and the Fund have entered into an expense limitation and reimbursement agreement (the “Expense Limitation Agreement”) under which the Adviser has agreed contractually to waive its fees and to pay, absorb or reimburse the ordinary operating expenses of the Fund (including organizational and offering expenses, but excluding: (i) distribution and shareholder servicing fees, interest, taxes, dividend expenses on short sales, brokerage commissions and other transaction costs, and other expenditures which are capitalized in accordance with generally accepted accounting principles; (ii) expenses incurred indirectly by the Fund as a result of investments in other investment companies and pooled investment vehicles; (iii) other expenses attributable to, and incurred as a result of, the Fund’s investments; (iv) expenses payable by the Fund under any Sub-Administration Agreement; and (v) litigation expenses and extraordinary expenses not incurred in the ordinary course of the Fund’s business), to the extent that they exceed 1.75% per annum of the Fund’s average Daily Gross Assets (the “Expense Limitation”). If the Fund incurs expenses excluded from the Expense Limitation Agreement, the Fund’s expense ratio would be higher and could exceed the Expense Limitation. In consideration of the Adviser’s agreement to limit the Fund’s expenses, the Fund has agreed to repay the Adviser in the amount of any fees waived and Fund expenses paid or absorbed (other than organizational and initial offering expenses, which are those expenses incurred by the Fund prior to the commencement of the offering of Fund shares) to the extent that: (1) the reimbursement for fees and expenses will be made only if payable not more than three years from the date on which such fees are foregone or expenses are incurred by the Adviser; and (2) such recoupment does not cause the Fund’s ordinary operating expenses plus recoupment to exceed the Expense Limitation in effect at the time the expenses were paid or waived or any expense limitation in effect at the time of recoupment. The Expense Limitation Agreement will remain in effect at least until one year after the date of the Prospectus, unless and until the Board approves its modification or termination. The Expense Limitation Agreement may be terminated only by the Board. After the expiration of the Expense Limitation Agreement, the agreement may be renewed at the discretion of the Adviser and the Board. See “Management of the Fund.”

Portfolio Manager

James Dondero will serve as the portfolio manager and will be primarily responsible for the day-to-day management of the Fund.

James Dondero is the founder and President of the Adviser and co-founder and President of Highland Capital Management, L.P. (“Highland”) (an alternative asset manager specializing in high-yield fixed income investments). Mr. Dondero has over 30 years of experience in the credit and equity markets. Prior to founding Highland in 1993, Mr. Dondero served as Chief Investment Officer of Protective Life’s GIC subsidiary and helped grow the business from concept to over $2 billion between 1989 and 1993. His portfolio management experience includes mortgage-backed securities, investment grade corporates, leveraged bank loans, high-yield bonds, emerging market debt, derivatives, preferred stocks and common stocks. From 1985 to 1989, Mr. Dondero managed approximately $1 billion in fixed income funds for American Express. Prior to American Express, he completed his financial training at Morgan Guaranty Trust Company. Mr. Dondero is a Beta Gamma Sigma graduate of the University of Virginia (1984) with degrees in Accounting and Finance. Mr. Dondero has earned the right to use the Chartered Financial Analyst designation. Mr. Dondero is a Certified Public Accountant and a Certified Management Accountant. Mr. Dondero currently serves as Chairman for NexBank and serves on the Board of Directors of American Banknote Corporation, Cornerstone Healthcare Group, TexMark Timber Treasury, L.P., Jernigan Capital, Inc. and Metro-Goldwyn-Mayer.

The SAI provides additional information about the Fund’s portfolio manager’s compensation, other accounts managed and ownership of Fund shares.

Transfer Agent and Fund Administrator

DST serves as the transfer agent of the Fund. The Adviser serves as the Fund’s Administrator. Under a separate sub-administration agreement, dated July 23, 2018, the Adviser has delegated certain administrative functions to SEI and pays SEI a portion of the fee it receives from the Fund. Under the Sub-Administration Agreement, SEI has agreed to provide fund accounting services; asset data services; fund administration and reporting services; and regulatory administration services, including preparation and filing of various reports with the appropriate regulatory agencies and the SEC for the Fund.

Custodian

BNY Mellon (“BNY”), with principal offices at 240 Greenwich Street, New York, New York 10286, serves as custodian for the securities and cash of the Fund’s portfolio. Under a Custodian Agreement, BNY holds the Fund’s assets in safekeeping and keeps all necessary records and documents relating to its duties.

Fund Expenses

The Adviser is obligated to pay expenses associated with providing the services stated in the Investment Advisory Agreement, including compensation of and office space for its officers and employees connected with investment and economic research, trading and investment management and administration of the Fund. The Adviser is obligated to pay the fees of any Trustee of the Fund who is affiliated with it. The Adviser will provide such services either directly or through a Shared Services Agreement with Highland.

The Fund pays all other expenses incurred in the operation of the Fund, which consist of (i) expenses for legal and independent accountants’ services, (ii) costs of printing proxies, share certificates, if any, and reports to shareholders, (iii) charges of the custodian and transfer agent in connection with the Fund’s distribution reinvestment policy, (iv) fees and expenses of independent Trustees, (v) printing costs, (vi) membership fees in trade associations, (vii) fidelity bond coverage for the Fund’s officers and Trustees, (viii) errors and omissions insurance for the Fund’s officers and Trustees, (ix) brokerage costs, (x) taxes, (xi) costs associated with the Fund’s quarterly repurchase offers, (xii) servicing fees and (xiii) other extraordinary or non-recurring expenses and other expenses properly payable by the Fund. The expenses incurred by the Fund incident to the offering and issuance of shares will be amortized on a straight-line basis over 12 months.

Class C shares will pay a Distribution Fee that will accrue at an annual rate equal to 0.75% of the Fund’s average daily net assets attributable to Class C shares, and is payable on a quarterly basis. Class L shares will pay to the Distributor a Distribution Fee that will accrue at an annual rate equal to 0.25% of the Fund’s average daily net assets attributable to Class L shares, and is payable on a quarterly basis. Class A and Class Z shares are not subject to Distribution Fees. The Fund will also pay a monthly shareholder servicing fee at an annual rate of up to 0.25% of the average daily net assets of Class A, Class C and Class L shares. See “Plan of Distribution.”

Assuming the Fund sells all of the securities registered in this offering within three years of the effective date of the registration statement of which this Prospectus forms a part, it is estimated that the Fund’s other operating expenses will be approximately $75,000 annually, which includes offering costs but does not include management fees, shareholder servicing fees or interest expense. In addition, this estimate does not take into account the effect, if any, of the Expense Limitation Agreement between the Fund and the Adviser. However, no assurance can be given, in light of the Fund’s investment objective and policies and the fact that the Fund’s offering is continuous and shares are sold on an ongoing basis that actual annual operating expenses will not be substantially more or less than this estimate. In addition, there can be no assurance that the Fund will sell all or substantially all of the securities registered in this offering.

The initial operating expenses for a new fund, including start-up costs, which may be significant, may be higher than the expenses of an established fund. Costs incurred in connection with the initial organization of the Fund, estimated at $40,000, will be borne by the Adviser. The Adviser will pay organizational costs and initial offering expenses incurred with respect to the offering of the Fund’s shares. Once the Fund has commenced operations, the Fund will pay offering expenses incurred with respect to the offering of its shares from the proceeds of the offering, less amounts advanced under the Expense Limitation. For tax purposes, offering costs cannot be deducted by the Fund or the Fund’s shareholders. Therefore, for tax purposes, the expenses incurred by the Fund incident to the offering and issuance of shares will be amortized on a straight-line basis over 12 months.

The Investment Advisory Agreement authorizes the Adviser to select brokers or dealers (including affiliates) to arrange for the purchase and sale of Fund securities, including principal transactions. Any commission, fee or other remuneration paid to an affiliated broker or dealer will be paid in compliance with the Fund’s procedures adopted in accordance with Rule 17e-1 under the 1940 Act.

Control Persons

A control person is one who owns, either directly or indirectly more than 25% of the voting securities of a company or acknowledges the existence of control. As of the date of this Prospectus, the Fund could be deemed to be under control of the Adviser, which had voting authority with respect to approximately 100% of the value of the outstanding interests in the Fund on such date. However, it is expected that once the Fund commences investment operations and its shares are sold to the public that the Adviser’ s control will be diluted until such time as the Fund is controlled by its unaffiliated shareholders.

DETERMINATION OF NET ASSET VALUE

The net asset value (or NAV) of shares of the Fund is determined daily, as of the close of regular trading on the NYSE (normally, 4:00 p.m., Eastern time) on each day that the NYSE is open for business. Class A and Class L shares will be offered at NAV plus their respective sales load, while Class C and Class Z shares will be offered at NAV. During the continuous offering, the price of the shares will increase or decrease on a daily basis according to the NAV of the shares.

The Fund uses the following valuation methods to determine either current market value for investments for which market quotations are available or, if not available, the fair value, as determined in good faith pursuant to policies and procedures approved by the Board:

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The market value of each security listed or traded on any recognized securities exchange or automated quotation system will be the last reported sale price at the relevant valuation date on the composite tape or on the principal exchange on which such security is traded. If no sale is reported on that date, or for over-the-counter securities, the Adviser utilizes, when available, pricing quotations from principal market makers. Such quotations may be obtained from third-party pricing services or directly from investment brokers and dealers in the secondary market. Generally, the Fund’s loan and bond positions are not traded on exchanges and consequently are valued based on market prices received from third-party pricing services or broker-dealer sources.

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Dividends declared but not yet received, and rights in respect of securities which are quoted ex-dividend or ex-rights, will be recorded at the fair value thereof, as determined by the Adviser, which may (but need not) be the value so determined on the day such securities are first quoted ex-dividend or ex-rights.

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Listed options, or over-the-counter options for which representative brokers’ quotations are available, will be valued in the same manner as listed or over-the-counter securities as hereinabove provided. Premiums for the sale of such options written by the Fund will be included in the assets of the Fund, and the market value of such options shall be included as a liability.

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The Fund’s non-marketable investments for which market quotations are not readily will generally be valued in such manner as the Adviser determines in good faith to reflect their fair values under procedures established by, and under the general supervision and responsibility of, the Board. The pricing of all assets that are fair valued in this manner will be subsequently reported to and ratified by the Board. Pursuant to the Fund’s pricing procedures, securities for which market quotations are not readily available may include securities that are subject to legal or contractual restrictions on resale, securities for which no or limited trading activity has occurred for a period of time, or securities that are otherwise deemed to be illiquid (i.e., securities that cannot be disposed of within seven days at approximately the price at which the security is currently priced by the Fund). Swaps and other derivatives would generally fall under this category.

When determining the fair value of an asset, the Adviser will seek to determine the price that the Fund might reasonably expect to receive from the current sale of that asset in an arm’s length transaction. Fair value is defined as the amount for which assets could be sold in an orderly disposition over a reasonable period of time, taking into account the nature of the asset. Fair value determinations are based upon all available factors that the Adviser deems relevant. Fair value pricing, however, involves judgments that are inherently subjective and inexact, since fair valuation procedures are used only when it is not possible to be sure what value should be attributed to a particular asset or when an event will affect the market price of an asset and to what extent. As a result, fair value pricing may not reflect actual market value, and it is possible that the fair value determined for a security will be materially different from the value that actually could be or is realized upon the sale of that asset.

Non-Traded Funds will be difficult to value, particularly to the extent that their underlying investments are not publicly traded. In the event a Non-Traded Fund does not report a value to the Fund on a timely basis, the Adviser, acting under the supervision of the Board and pursuant to policies implemented by the Board, will determine the fair value of the Fund’s investment based on the most recent value reported by the Non-Traded Fund, as well as any other relevant information available at the time the Fund values its investments. Following procedures adopted by the Board, in the absence of specific transaction activity in a particular investment fund, the Adviser will consider whether it is appropriate, in light of all relevant circumstances, to value the Fund’s investment at the NAV reported by the Non-Traded Fund at the time of valuation or to adjust the value to reflect a premium or discount.

The Adviser will provide the Board with periodic reports, no less frequently than quarterly, that discuss the functioning of the valuation process, if applicable to that period, and that identify issues and valuation problems that have arisen, if any.

CONFLICTS OF INTEREST

As a general matter, certain conflicts of interest may arise in connection with a portfolio manager’s management of a fund’s investments, on the one hand, and the investments of other accounts for which the portfolio manager is responsible, on the other. For example, it is possible that the various accounts managed could have different investment strategies that, at times, might conflict with one another to the possible detriment of the Fund. Alternatively, to the extent that the same investment opportunities might be desirable for more than one account, possible conflicts could arise in determining how to allocate them. Other potential conflicts might include conflicts created by specific portfolio manager compensation arrangements, and conflicts relating to selection of brokers or dealers to execute Fund portfolio trades and/or specific uses of commissions from Fund portfolio trades (for example, research, or “soft dollars”, if any). The Adviser has adopted policies and procedures and has structured its portfolio managers’ compensation in a manner reasonably designed to safeguard the Fund from being negatively affected as a result of any such potential conflicts. These policies and procedures generally require that the Adviser distribute investment opportunities among client accounts in a fair and equitable manner (i.e., on a pro rata basis, relative to the size of the order) and seek best execution for securities transactions executed on the Fund’s behalf.

If a potential investment is appropriate for either the Fund or another entity managed by the Adviser or its affiliates, the Adviser and its affiliates have an allocation policy that provides that opportunities will be allocated among those accounts for which participation in the respective opportunity is considered appropriate, taking into account, among other considerations: (i) the fiduciary duties owed to the Fund and such other entities managed by the Adviser or its affiliates, (ii) the Fund’s primary mandates and those of such other entities managed by the Adviser or its affiliates, (iii) the capital available to the Fund and such other entities managed by the Adviser or its affiliates, (iv) any restrictions on investment, (v) the sourcing of the transaction, (vi) the size of the transaction, (vii) the amount of potential follow-on investing that may be required for such investment and other investments of the Fund and such other entities managed by the Adviser or its affiliates, (viii) the relation of such opportunity to the Fund’s investment strategy and that of such other entities managed by the Adviser or its affiliates, (ix) reasons of portfolio balance, and (x) any other consideration deemed relevant by the Adviser or its affiliates. The Adviser will allocate investment opportunities across the entities for which such opportunities are appropriate, consistent with its internal conflict of interest and allocation policies. The Adviser will seek to allocate investment opportunities among such entities in a manner that is fair and equitable over time and consistent with its allocation policy. However, there is no assurance that such investment opportunities will be allocated to the Fund fairly or equitably in the short-term or over time and there can be no assurance that the Fund will be able to participate in all such investment opportunities that are suitable for it. Please see “Risk Factors—Conflicts of Interest” for a description of risks associated with conflicts of interest.

Below are policies and procedures developed by Highland and the Adviser to address various conflicts of interest that may involve the fund.

Affiliated Services

In situations where Highland and/or its affiliates, including, without limitation, any of their respective employees, provide services (including serving as an officer or director) to various companies in which the Fund has an interest, the relevant employee(s) must promptly notify Highland’s Chief Compliance Officer of the activity prior to commencement of the service. All compensation in whatever form, including any non-cash compensation such as restricted shares, attributable to Highland and/or its affiliates for providing such services to such companies must be immediately paid to the Fund in proportion to the Fund’s relative ownership of such companies as of the date paid.

Portfolio Management

The Adviser’s policies also require the Adviser and its personnel to (i) ensure that the investment advice provided to the Fund is suitable to the Fund’s investment objectives, needs and circumstances; (ii) ensuring fair and equitable allocations of investment opportunities among the Fund and the Adviser’s other advisory clients and in the aggregation of orders; and (iii) trading for the Fund only on an agency basis.

The portfolio manager and his or her team are responsible for the monitoring and positioning of the investments of the Fund. This includes the evaluation of a variety of factors affecting each investment such as industry and currency risks, concentration and liquidity and the suitability of the investment for the Fund.

The Adviser will not consider (i) performance fees or differences in management fees between accounts in determining allocations, (ii) direct and indirect ownership of the Adviser or its affiliates or employees in an account in determining allocations, and (iii) relative performance of accounts in determining allocations.

The Adviser and/or any of its affiliates may serve as officers, directors or principals of entities that operate in the same or a related line of business as the Fund, or of other investment funds managed by the Adviser or its affiliates. In serving in these multiple capacities, they may have obligations to other clients or investors in those entities, the fulfillment of which may not be in the best interests of the Fund or its shareholders. The Fund may compete with other entities managed by the Adviser and its affiliates for capital and investment opportunities.

There is no limitation or restriction on the Adviser or any of its affiliates with regard to acting as investment manager (or in a similar role) to other parties or persons. This and other future activities of the Adviser and/or its affiliates may give rise to additional conflicts of interest. Such conflicts may be related to obligations that the Adviser or its affiliates have to other clients.

Subject to prior approval of the Board, certain affiliates of the Adviser, including NexBank and Governance Re among others, may provide banking, agency, insurance and other services to the Fund and its subsidiaries for customary fees, and neither the Fund, nor its subsidiaries will have a right to any such fees.

Capital Structure Conflicts

Conflicts may arise in cases when the Fund invests in different parts of an issuer’s capital structure, including circumstances in which one or more advisory clients of Highland or the Adviser own private securities or obligations of an issuer and other clients may own public securities of the same issuer. As discussed above, in the event of conflicting interests within an issuer’s capital structure, Highland will generally pursue the strategy that Highland believes best reflects what would be expected to be negotiated in an arm’s length transaction, but in all instances with due consideration being given to Highland’s fiduciary duties to each of its accounts (without regard to the nature of the accounts involved or the fees received from such accounts). See “Structural Risks—Substantial Conflicts of Interest”.

Affiliated Transactions and Cross Trading

The Adviser may affect client cross-transactions where the Adviser causes a transaction to be effected between the Fund and another client advised by the Adviser or any of its affiliates. The Adviser may engage in a client cross-transaction involving the Fund any time that the Adviser believes such transaction to be fair to the Fund and the other client of the Adviser or its affiliates in accordance with the Adviser’s internal written cross-transaction policies and procedures.

The Adviser may direct the Fund to acquire or dispose of investments in cross trades between the Fund and other clients of the Adviser or its affiliates in accordance with applicable legal and regulatory requirements. In addition, to the extent permitted by the 1940 Act and SEC staff interpretation, the Fund may make and/or hold an investment, including an investment in securities, in which the Adviser and/or its affiliates have a debt, equity or participation interest, and the holding and sale of such investments by the Fund may enhance the profitability of the Adviser’s own investments in such companies.

Participation in Creditor Committees, Underwriting and Other Activities

The Adviser and/or any of its affiliates may participate in creditors or other committees with respect to the bankruptcy, restructuring or workout or foreclosure of the Fund’s investments. In such circumstances, the Adviser and/or any of its affiliates may invest in different parts of an issuer’s capital structure, which may give rise to conflicts. See “Structural Risks—Substantial Conflicts of Interest”.

The Adviser and/or any of its affiliates may act as an underwriter, arranger or placement agent, or otherwise participate in the origination, structuring, negotiation, syndication or offering of investments purchased by the Fund. Such transactions are on an arm’s length basis and may be subject to arm’s length fees. There is no expectation for preferential access to transactions involving investments that are underwritten, originated, arranged or placed by the Adviser and/or any of its affiliates and neither the Fund nor its shareholders shall have the right to any such fees.

Material Non-Public Information

There are generally no ethical screens or information barriers among the Adviser and certain of its affiliates of the type that many firms implement to separate persons who make investment decisions from others who might possess material, non-public information that could influence such decisions. If the Adviser, any of its personnel or its affiliates were to receive material non-public information about an investment or issuer, or have an interest in causing us to acquire a particular investment, the Adviser may be prevented from causing the Fund to purchase or sell such asset due to internal restrictions imposed on the Adviser. Notwithstanding the maintenance of certain internal controls relating to the management of material non-public information, it is possible that such controls could fail and result in the Adviser, or one of its investment professionals, buying or selling an asset while, at least constructively, in possession of material non-public information. Inadvertent trading on material non-public information could have adverse effects on the Adviser’s reputation, result in the imposition of regulatory or financial sanctions, and as a consequence, negatively impact the Adviser’s ability to perform its investment management services to the Fund. In addition, while the Adviser and certain of its affiliates currently operate without information barriers on an integrated basis, such entities could be required by certain regulations, or decide that it is advisable, to establish information barriers. In such event, the Adviser’s ability to operate as an integrated platform could also be impaired, which would limit the Adviser’s access to personnel of its affiliates and potentially impair its ability to manage the Fund’s investments.

Highland and the Adviser believe these policies and procedures are reasonably designed to prevent violations of the federal securities laws with respect to the conflicts identified above.

QUARTERLY REPURCHASES OF SHARES

Once each quarter, the Fund will offer to repurchase at NAV no less than 5% of the outstanding shares of the Fund, unless such offer is suspended or postponed in accordance with regulatory requirements (as discussed below). The offer to purchase shares is a fundamental policy that may not be changed without the vote of the holders of a majority of the Fund’s outstanding voting securities (as defined in the 1940 Act). Shareholders will be notified in writing of each quarterly repurchase offer and the date the repurchase offer ends (the “Repurchase Request Deadline”). Shares will be repurchased at the NAV per share determined as of the close of regular trading on the NYSE no later than the 14th day after the Repurchase Request Deadline, or the next business day if the 14th day is not a business day (each a “Repurchase Pricing Date”).

Shareholders will be notified in writing about each quarterly repurchase offer, how they may request that the Fund repurchase their shares and the “Repurchase Request Deadline,” which is the date the repurchase offer ends. Shares tendered for repurchase by shareholders prior to any Repurchase Request Deadline will be repurchased subject to the aggregate repurchase amounts established for that Repurchase Request Deadline. The time between the notification to shareholders and the Repurchase Request Deadline is generally 30 days, but may vary from no more than 42 days to no less than 21 days. Payment pursuant to the repurchase will be made by checks to the shareholder’s address of record, or credited directly to a predetermined bank account on the Purchase Payment Date, which will be no more than seven days after the Repurchase Pricing Date. The Board may establish other policies for repurchases of shares that are consistent with the 1940 Act, regulations thereunder and other pertinent laws.

Determination of Repurchase Offer Amount

The Board, or a committee thereof, in its sole discretion, will determine the number of shares that the Fund will offer to repurchase (the “Repurchase Offer Amount”) for a given Repurchase Request Deadline. The Repurchase Offer Amount will be no less than 5% and no more than 25% of the total number of shares outstanding on the Repurchase Request Deadline. However, investors should not rely on repurchase offers being made in amounts in excess of 5% of Fund assets.

If shareholders tender for repurchase more than the Repurchase Offer Amount for a given repurchase offer, the Fund will repurchase the shares on a pro rata basis. However, the Fund may accept all shares tendered for repurchase by shareholders who own less than one hundred shares and who tender all of their shares, before prorating other amounts tendered. In addition, the Fund will accept the total number of shares tendered in connection with required minimum distributions from an individual retirement account (“IRA”) or other qualified retirement plan. It is the shareholder’s obligation to both notify and provide the Fund supporting documentation of a required minimum distribution from an IRA or other qualified retirement plan.

Notice to Shareholders

Approximately 30 days (but no less than 21 days and more than 42 days) before each Repurchase Request Deadline, the Fund shall send to each shareholder of record and to each beneficial owner of the shares that are the subject of the repurchase offer a notification (“Shareholder Notification”). The Shareholder Notification will contain information shareholders should consider in deciding whether or not to tender their shares for repurchase. The notice also will include detailed instructions on how to tender shares for repurchase, state the Repurchase

Offer Amount and identify the dates of the Repurchase Request Deadline, the scheduled Repurchase Pricing Date, and the date the repurchase proceeds are scheduled for payment (the “Repurchase Payment Deadline”), which will be no more than seven days after the Repurchase Pricing Date. The notice also will set forth the NAV that has been computed no more than seven days before the date of notification, and how shareholders may ascertain the NAV after the notification date.

Repurchase Price

The repurchase price of the shares will be the NAV of the share class as of the close of regular trading on the NYSE on the Repurchase Pricing Date. You may call (844) 485-9167 to learn the NAV. The notice of the repurchase offer also will provide information concerning the NAV, such as the NAV as of a recent date or a sampling of recent NAVs, and a toll-free number for information regarding the repurchase offer.

Repurchase Amounts and Payment of Proceeds

Shares tendered for repurchase by shareholders prior to any Repurchase Request Deadline will be repurchased subject to the aggregate Repurchase Offer Amount established for that Repurchase Request Deadline. Payment pursuant to the repurchase offer will be made by check to the shareholder’s address of record, or credited directly to a predetermined bank account on the Repurchase Payment Deadline. The Board may establish other policies for repurchases of shares that are consistent with the 1940 Act, regulations thereunder and other pertinent laws.

If shareholders tender for repurchase more than the Repurchase Offer Amount for a given repurchase offer, the Board may, but is not required to, authorize the Fund to repurchase an additional amount of shares not to exceed 2% of the outstanding shares of the Fund on the Repurchase Request Deadline. If the Fund determines not to repurchase more than the Repurchase Offer Amount, or if shareholders tender shares in an amount exceeding the Repurchase Offer Amount plus 2% of the outstanding shares on the Repurchase Request Deadline, the Fund will repurchase the shares on a pro rata basis. However, the Fund may accept all shares tendered for repurchase by shareholders who own less than one hundred shares and who tender all of their shares, before prorating other amounts tendered.

Contingent Deferred Sales Charge (“CDSC”)

Selling brokers, or other financial intermediaries that have entered into distribution agreements with the Distributor with respect to the sale of Class A and Class C shares, may receive a commission of up to 1.00% of the purchase price of Class A or Class C shares of $5,000,000 or more. Shareholders who tender for repurchase of such shareholder’s Class A or Class C shares within 18 months of purchase will be subject to a CDSC of 1.00% of the original purchase price, which will be deducted from repurchase proceeds, if (i) the original purchase was for amounts of $500,000 or more and (ii) the shares were purchased without an initial sales charge. The Distributor may waive the imposition of the CDSC in the following situations: (1) shareholder death or (2) shareholder disability. Any such waiver does not imply that the CDSC will be waived at any time in the future or that such CDSC will be waived for any other shareholder. Class L and Class Z shares will not be subject to an early withdrawal charge.

Suspension or Postponement of Repurchase Offer

The Fund may suspend or postpone a repurchase offer only: (a) if making or effecting the repurchase offer would cause the Fund to lose its status as a RIC under the Code; (b) for any period during which the NYSE or any market on which the securities owned by the Fund are principally traded is closed, other than customary weekend and holiday closings, or during which trading in such market is restricted; (c) for any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or (d) for such other periods as the Commission may by order permit for the protection of shareholders of the Fund.

Liquidity Requirements

The Fund must maintain liquid assets equal to the Repurchase Offer Amount from the time that the notice is sent to shareholders until the Repurchase Pricing Date. The Fund will ensure that a percentage of its net assets equal to at least 100% of the Repurchase Offer Amount consists of assets that can be sold or disposed of in the ordinary course of business at approximately the price at which the Fund has valued the investment within the time period between the Repurchase Request Deadline and the Repurchase Payment Deadline. The Board has adopted procedures that are reasonably designed to ensure that the Fund’s assets are sufficiently liquid so that the Fund can comply with the repurchase offer and the liquidity requirements described in the previous paragraph. If, at any time, the Fund falls out of compliance with these liquidity requirements, the Board will take whatever action it deems appropriate to ensure compliance.

Consequences of Repurchase Offers

Repurchase offers will typically be funded from available cash or sales of portfolio securities. Payment for repurchased shares, however, may require the Fund to liquidate portfolio holdings earlier than the Adviser otherwise would, thus increasing the Fund’s portfolio turnover and potentially causing the Fund to realize losses. The Adviser intends to take measures to attempt to avoid or minimize such potential losses and turnover, and instead of liquidating portfolio holdings, may borrow money to finance repurchases of shares. If the Fund borrows to finance repurchases, interest on that borrowing will negatively affect shareholders who do not tender their shares in a repurchase offer by increasing the Fund’s expenses and reducing any net investment income. To the extent the Fund finances repurchase amounts by selling Fund investments, the Fund may hold a larger proportion of its assets in less liquid securities. The sale of portfolio securities to fund repurchases also could reduce the market price of those underlying securities, which in turn would reduce the Fund’s NAV.

Repurchase of the Fund’s shares will tend to reduce the amount of outstanding shares and, depending upon the Fund’s investment performance, its net assets. A reduction in the Fund’s net assets would increase the Fund’s expense ratio, to the extent that additional shares are not sold and expenses otherwise remain the same (or increase). In addition, the repurchase of shares by the Fund will be a taxable event to shareholders.

The Fund is intended as a long-term investment. The Fund’s quarterly repurchase offers are a shareholder’s only means of liquidity with respect to his or her shares. Shareholders have no rights to redeem or transfer their shares, other than limited rights of a shareholder’s descendants to redeem shares in the event of such shareholder’s death pursuant to certain conditions and restrictions. The shares are not traded on a national securities exchange and no secondary market exists for the shares, nor does the Fund expect a secondary market for its shares to exist in the future.

DISTRIBUTION POLICY

The Fund’s distribution policy is to make quarterly distributions to shareholders. The Fund’s Board has the ultimate discretion as to whether such distributions will be in stock or in cash. If, for any distribution, investment company taxable income (which term includes net short-term capital gain), if any, and net tax-exempt income, if any, is less than the amount of the distribution, then assets of the Fund will be sold and the difference will generally be a tax-free return of capital distributed from the Fund’s assets. The Fund’s final distribution for each calendar year will include any remaining investment company taxable income and net tax-exempt income undistributed during the year, as well as all net capital gain realized during the year. If the total distributions made in any calendar year exceed investment company taxable income, net tax-exempt income and net capital gain, such excess distributed amount would be treated as ordinary dividend income to the extent of the Fund’s current and accumulated earnings and profits. Distributions in excess of the earnings and profits would first be a tax-free return of capital to the extent of the adjusted tax basis in the shares. After such adjusted tax basis is reduced to zero, the distribution would constitute capital gain (assuming the shares are held as capital assets).

This distribution policy may, under certain circumstances, have certain adverse consequences to the Fund and its shareholders because it may result in a return of capital resulting in less of a shareholder’s assets being invested in the Fund which, over time, would increase the Fund’s expense ratio and reduce shareholder returns. The distribution policy also may cause the Fund to sell a security at a time it would not otherwise do so in order to manage the distribution of income and gain. The initial distribution will be declared on a date determined by the Board. If the Fund’s investments are delayed, the initial distribution may consist principally of a return of capital.

Unless the registered owner of shares elects to receive cash, all dividends declared on shares will be automatically reinvested in additional shares of the Fund. See “Distribution Reinvestment Policy.”

The dividend distribution described above may result in the payment of approximately the same amount or percentage to the Fund’s shareholders each period.

Shareholders receiving periodic payments from the Fund may be under the impression that they are receiving net profits. However, all or a portion of a distribution may consist of a return of capital. Shareholders should not assume that the source of a distribution from the Fund is net profit. A return of capital is not taxable to a shareholder unless it exceeds a shareholder’s tax basis in the shares. Returns of capital reduce a shareholder’s tax cost (or “tax basis”). Once a shareholder’s tax basis is reduced to zero, any further return of capital would be taxable. Shareholders should note that return of capital will reduce the tax basis of their shares and potentially increase the taxable gain, if any, upon disposition of their shares. As required under Section 19(a) of the 1940 Act, the Fund will provide a notice to shareholders at the time of distribution when such distribution does not consist solely of net income. Additionally, each distribution payment will be accompanied by a written statement which discloses the source or sources of each distribution. The IRS requires you to report these amounts, excluding returns of capital, on your income tax return for the year declared. The Fund will provide disclosures, with each distribution, that estimate the percentages of the current and year-to-date distributions that represent (1) net investment income, (2) capital gains and (3) return of capital. At the end of the year, the Fund may be required under applicable law to re-characterize distributions made previously during that year among (1) ordinary income, (2) capital gains and (3) return of capital for tax purposes. An additional distribution may be made in December, and other additional distributions may be made with respect to a particular fiscal year in order to comply with applicable law. Shareholders should read any written disclosure provided pursuant to Section 19(a) and Rule 19a-1 carefully and should not assume that the source of any distribution from the Fund is net profit.

The Board reserves the right to change the quarterly distribution policy from time to time.

DISTRIBUTION REINVESTMENT POLICY

The Fund will operate under a distribution reinvestment policy administered by DST (the “Agent”). Pursuant to the policy, the Fund’s income dividends or capital gains or other distributions (each, a “Distribution” and collectively, “Distributions”), net of any applicable U.S. withholding tax, are reinvested in shares of the Fund.

Shareholders automatically participate in the distribution reinvestment policy, unless and until an election is made to withdraw from the policy on behalf of such participating shareholder. Shareholders who do not wish to have Distributions automatically reinvested should so notify the Agent in writing at NexPoint Latin American Opportunities Fund, c/o DST Systems, Inc., 430 W. 7th Street, Suite 219424, Kansas City, Missouri 64105-1407. Such written notice must be received by the Agent 30 days prior to the record date of the Distribution or the shareholder will receive such Distribution in shares through the distribution reinvestment policy. Under the distribution reinvestment policy, the Fund’s Distributions to shareholders are reinvested in full and fractional shares as described below.

When the Fund declares a Distribution, the Agent, on the shareholder’s behalf, will receive additional authorized shares from the Fund either newly-issued or repurchased from shareholders by the Fund and held as treasury stock. The number of shares to be received when Distributions are reinvested will be determined by dividing the amount of the Distribution by the Fund’s NAV per share.

The Agent will maintain all shareholder accounts and furnish written confirmations of all transactions in the accounts, including information needed by shareholders for personal and tax records. The Agent will hold shares in the account of the shareholders in non-certificated form in the name of the participant, and each shareholder’s proxy, if any, will include those shares purchased pursuant to the distribution reinvestment policy. Each participant, nevertheless, has the right to request certificates for whole and fractional shares owned. The Fund will issue certificates in its sole discretion. The Agent will distribute all proxy solicitation materials, if any, to participating shareholders.

In the case of shareholders, such as banks, brokers or nominees, that hold shares for others who are beneficial owners participating under the distribution reinvestment policy, the Agent will administer the distribution reinvestment policy on the basis of the number of shares certified from time to time by the record shareholder as representing the total amount of shares registered in the shareholder’s name and held for the account of beneficial owners participating under the distribution reinvestment policy.

Neither the Agent nor the Fund shall have any responsibility or liability beyond the exercise of ordinary care for any action taken or omitted pursuant to the distribution reinvestment policy, nor shall they have any duties, responsibilities or liabilities except as expressly set forth herein. Neither shall they be liable hereunder for any act done in good faith or for any good faith omissions to act, including, without limitation, failure to terminate a participant’s account prior to receipt of written notice of his or her death or with respect to prices at which shares are purchased or sold for the participants account and the terms on which such purchases and sales are made, subject to applicable provisions of the federal securities laws.

The automatic reinvestment of Distributions will not relieve participants of any federal, state or local income tax that may be payable (or required to be withheld) on such Distributions. See “U.S. Federal Income Tax Matters.”

The Fund reserves the right to amend or terminate the distribution reinvestment policy. There is no direct service charge to participants with regard to purchases under the distribution reinvestment policy; however, the Fund reserves the right to amend the distribution reinvestment policy to include a service charge payable by the participants.

All correspondence concerning the distribution reinvestment policy should be directed to the Agent at NexPoint Latin American Opportunities Fund, c/o DST Systems, Inc., 430 W. 7th Street, Suite 219424 Kansas City, Missouri 64105-1407. Certain transactions can be performed by calling the toll free number (844) 455-9167.

U.S. FEDERAL INCOME TAX MATTERS

The following briefly summarizes some of the important federal income tax consequences to shareholders of investing in the Fund’s shares, reflects the federal tax law as of the date of this Prospectus, and does not address special tax rules applicable to certain types of investors, such as corporate, tax-exempt and foreign investors. Investors should consult their tax advisers regarding other federal, state or local tax considerations that may be applicable in their particular circumstances, as well as any proposed tax law changes.

The following is a summary discussion of certain U.S. federal income tax consequences that may be relevant to a shareholder of the Fund that acquires, holds and/or disposes of shares of the Fund, and reflects provisions of the Code existing Treasury regulations, rulings published by the IRS, and other applicable authority, as of the date of this Prospectus. These authorities are subject to change by legislative or administrative action, possibly with retroactive effect. The following discussion is only a summary of some of the important tax considerations generally applicable to investments in the Fund and the discussion set forth herein does not constitute tax advice.

For more detailed information regarding tax considerations, see the SAI. There may be other tax considerations applicable to particular investors such as those holding shares in a tax-advantaged account such as an IRA or 401(k) plan. In addition, income earned through an investment in the Fund may be subject to state, local and foreign taxes.

The Fund intends to elect to be treated and to qualify each year for taxation as a RIC under Subchapter M of the Code. In order for the Fund to qualify as a RIC, it must meet an income test each year and asset diversification tests each quarter. If the Fund so qualifies and satisfies certain distribution requirements, the Fund (but not its shareholders) will not be subject to federal income tax to the extent it distributes its investment company taxable income and net capital gains (the excess of net long-term capital gains over net short-term capital loss) in a timely manner to its shareholders in the form of dividends or capital gain distributions. The Code imposes a 4% nondeductible excise tax on RICs, such as the Fund, to the extent they do not meet certain distribution requirements by the end of each calendar year. The Fund anticipates meeting these distribution requirements.

The Fund intends to make distributions of investment company taxable income after payment of the Fund’s operating expenses no less frequently than annually. Unless a shareholder is ineligible to participate or elects otherwise, all distributions will be automatically reinvested in additional shares of the Fund pursuant to the distribution reinvestment policy. For U.S. federal income tax purposes, all dividends are generally taxable whether a shareholder takes them in cash or they are reinvested pursuant to the policy in additional shares of the Fund. Distributions of the Fund’s investment company taxable income (including short-term capital gains) will generally be treated as ordinary income to the extent of the Fund’s current and accumulated earnings and profits.

Distributions of the Fund’s net capital gains (“capital gain dividends”), if any, are taxable to shareholders as capital gains, regardless of the length of time shares have been held by shareholders. Distributions, if any, in excess of the Fund’s earnings and profits will first reduce the adjusted tax basis of a holder’s shares and, after that basis has been reduced to zero, will constitute capital gains to the shareholder of the Fund (assuming the shares are held as a capital asset). A corporation that owns Fund shares generally will not be entitled to the dividends received deduction with respect to all of the dividends it receives from the Fund. Fund dividend payments that are attributable to qualifying dividends received by the Fund from certain domestic corporations may be designated by the Fund as being eligible for the dividends received deduction. There can be no assurance as to what portion of Fund dividend payments, if any, may be classified as qualifying dividends. Dividends received from REITs and certain foreign corporations generally will not constitute qualified dividend income. The determination of the character for U.S. federal income tax purposes of any distribution from the Fund (i.e. ordinary income dividends, capital gains dividends, qualified dividends or return of capital distributions) will be made as of the end of the Fund’s taxable year. Generally, no later than 60 days after the close of its taxable year, the Fund will provide shareholders with a written notice designating the amount of any capital gain distributions and any other distributions.

If you sell, exchange or otherwise dispose of any of your shares of the Fund (including (i) exchanging them for shares of another eligible Fund as described in “Exchange of Shares” below or (ii) through a redemption) you will generally recognize a gain or loss in an amount equal to the difference between your tax basis in such shares of the Fund and the amount you receive upon disposition of such shares. If you hold your shares as capital assets, any such gain or loss will be long-term capital gain or loss if you have held (or are treated as having held) such shares for more than one year at the time of sale. All or a portion of any loss you realize on a taxable sale or exchange of your shares of a Fund will be disallowed if you acquire other shares of the Fund (whether through the automatic reinvestment of dividends or otherwise) within a 61-day period beginning 30 days before and ending 30 days after your sale or exchange of the shares. In such case, the basis of the shares acquired will be adjusted to reflect the disallowed loss.

In addition, any loss realized upon a taxable sale or exchange of Fund shares held (or deemed held) by you for six months or less will be treated as long-term, rather than short-term, to the extent of any capital gain dividends received (or deemed received) by you with respect to those shares.

The Fund will inform its shareholders of the source and tax status of all distributions promptly after the close of each calendar year.

DESCRIPTION OF CAPITAL STRUCTURE AND SHARES

The Fund is an unincorporated statutory trust established under the laws of the State of Delaware upon the filing of a Certificate of Trust with the Secretary of State of Delaware on February 18, 2016. The Fund’s Agreement and Declaration of Trust (the “Declaration of Trust”) provides that the Trustees of the Fund may authorize separate classes of shares of beneficial interest. The Trustees have authorized an unlimited number of shares. The Fund does not intend to hold annual meetings of its shareholders.

The Declaration of Trust, which has been filed with the SEC, permits the Fund to issue an unlimited number of full and fractional shares of beneficial interest, no par value. The Fund offers four different classes of shares: Class A, Class C, Class L and Class Z shares. The Fund has received exemptive relief from the SEC to issue multiple classes of shares and to impose asset-based distribution fees and early-withdrawal charges (See IC Release No. 28908, September 22, 2009). An investment in any share class of the Fund represents an investment in the same assets of the Fund. However, the minimum investment amounts, sales loads, and ongoing fees and expenses for each share class are different. The fees and expenses for the Fund are set forth in “Fees and Fund Expenses.” The details of each share class are set forth in “Plan of Distribution.”

Holders of shares will be entitled to the payment of dividends when, as and if declared by the Board. The Fund currently intends to make dividend distributions to its shareholders after payment of Fund operating expenses including interest on outstanding borrowings, if any, no less frequently than quarterly. Unless the registered owner of shares elects to receive cash, all dividends declared on shares will be automatically reinvested for shareholders in additional shares of the same class of the Fund. See “Distribution Policy.” The 1940 Act may limit the payment of dividends to the holders of shares.

Each whole share shall be entitled to one vote as to matters on which it is entitled to vote pursuant to the terms of the Declaration of Trust on file with the SEC. Upon liquidation of the Fund, after paying or adequately providing for the payment of all liabilities of the Fund, and upon receipt of such releases, indemnities and refunding agreements as they deem necessary for their protection, the Trustees may distribute the remaining assets of the Fund among its shareholders. The shares are not liable to further calls or to assessment by the Fund. There are no pre-emptive rights associated with the shares. The Declaration of Trust provides that the Fund’s shareholders are not liable for any liabilities of the Fund. Although shareholders of an unincorporated statutory trust established under Delaware law, in certain limited circumstances, may be held personally liable for the obligations of the Fund as though they were general partners, the provisions of the Declaration of Trust described in the foregoing sentence make the likelihood of such personal liability remote.

The Fund generally will not issue share certificates. However, upon written request to the Fund’s transfer agent, a share certificate may be issued at the Fund’s discretion for any or all of the full shares credited to an investor’s account. Share certificates that have been issued to an investor may be returned at any time. The Fund’s transfer agent will maintain an account for each shareholder upon which the registration of shares are recorded, and transfers, permitted only in rare circumstances, such as death or bona fide gift, will be reflected by bookkeeping entry, without physical delivery. The transfer agent will require that a shareholder provide requests in writing, accompanied by a valid signature guarantee form, when changing certain information in an account such as wiring instructions or telephone privileges.

The following table shows the amounts of Fund shares that have been authorized and are outstanding as of April 25, 2019:

(1)	(2)	(3)	(4)
Title of Class	Amount Authorized	Amount Held by Fund or for its Account	Amount Outstanding Excluding Amount Shown Under (3)
Class A	Unlimited	None	0
Class C	Unlimited	None	0
Class L	Unlimited	None	0
Class Z	Unlimited	None	5,050

ANTI-TAKEOVER PROVISIONS IN THE DECLARATION OF TRUST

The Declaration of Trust includes provisions that could have the effect of limiting the ability of other entities or persons to acquire control of the Fund or to change the composition of the Board, and could have the effect of depriving the Fund’s shareholders of an opportunity to sell their shares at a premium over prevailing market prices, if any, by discouraging a third party from seeking to obtain control of the Fund. These provisions may have the effect of discouraging attempts to acquire control of the Fund, which attempts could have the effect of increasing the expenses of the Fund and interfering with the normal operation of the Fund. The Trustees are elected for indefinite terms and do not stand for reelection. A Trustee may be removed from office without cause only by a written instrument signed or adopted by a majority of the remaining Trustees or by a vote of the holders of at least two-thirds of the class of shares of the Fund that are entitled to elect a Trustee and that are entitled to vote on the matter. The Declaration of Trust does not contain any other specific inhibiting provisions that would operate only with respect to an extraordinary transaction such as a merger, reorganization, tender offer, sale or transfer of substantially all of the Fund’s asset, or liquidation.

PLAN OF DISTRIBUTION

NexPoint Securities, Inc. (formerly, Highland Capital Funds Distributor, Inc.), located at 300 Crescent Court, Suite 700, Dallas, Texas 75201, serves as the Fund’s principal underwriter, within the meaning of the 1940 Act, and acts as the distributor of the Fund’s shares on a reasonable efforts basis, subject to various conditions. The Fund’s shares are offered for sale through the Distributor at NAV plus the applicable sales load. The Distributor also may enter into selected dealer agreements with other broker dealers for the sale and distribution of the Fund’s shares. The Fund’s continuous offering is expected to continue in reliance on Rule 415 under the Securities Act of 1933 until the date the Fund has sold 4,712,535 shares, or such shorter date as the Board may determine. No arrangement has been made to place funds received in an escrow, trust or similar account. The Distributor is not required to sell any specific number or dollar amount of the Fund’s shares, but will use its reasonable efforts to sell the shares. Shares of the Fund will not be listed on any national securities exchange and the Distributor will not act as a market marker in Fund shares.

On a quarterly basis, Class C shares will pay a Distribution Fee that will accrue at an annual rate equal to 0.75% of the Fund’s average daily net assets attributable to Class C shares, and Class L shares will pay a Distribution Fee that will accrue at an annual rate equal to 0.25% of the Fund’s average daily net assets attributable to Class L shares. Class A and Class Z shares are not subject to Distribution Fees. Class A, Class C and Class L shares are subject to a monthly shareholder servicing fee at an annual rate of up to 0.25% of the average daily net assets of the Fund attributable to each respective share class.

Additional Broker Dealer Compensation

The Adviser or its affiliates, in the Adviser’s discretion and from their own resources (which may include the Adviser’s legitimate profits from the management fee it receives from the Fund), may pay additional compensation to brokers or dealers in connection with the sale and distribution of Fund shares (the “Additional Compensation”). There is no limit on the amount of additional compensation paid by the Adviser or its affiliates, subject to the limitations imposed by the Financial Industry Regulatory Authority, Inc. (“FINRA”). In return for the Additional Compensation, the Fund may receive certain marketing advantages including access to a broker’s or dealer’s registered representatives, placement on a list of investment options offered by a broker or dealer, or the ability to assist in training and educating the broker’s or dealer’s registered representatives. The Additional Compensation may differ among brokers or dealers in amount or in the manner of calculation: payments of Additional Compensation may be fixed dollar amounts, or based on the aggregate value of outstanding shares held by shareholders introduced by the broker or dealer, or determined in some other manner. The receipt of Additional Compensation by a selling broker or dealer may create potential conflicts of interest between an investor and its broker or dealer who is recommending the Fund over other potential investments. The payment of Additional Compensation may also have the effect of increasing the Fund’s assets under management, which would increase management fees payable to the Adviser.

Additionally, the Fund, the Adviser and/or their respective affiliates, may pay a servicing fee to the Distributor and to other selected securities dealers and other financial industry professionals for providing ongoing services in respect of clients with whom they have distributed shares of the Fund. Such services may include electronic processing of client orders, electronic fund transfers between clients and the Fund, account reconciliations with the Fund’s transfer agent, facilitation of electronic delivery to clients of Fund documentation, monitoring client accounts for back-up withholding and any other special tax reporting obligations, maintenance of books and records with respect to the foregoing, and such other information and liaison services as the Fund or the Adviser may reasonably request. Pursuant to a Shareholder Servicing Plan and Agreement, the Fund’s (and, indirectly, Class A, Class C and Class L holders’) share of such servicing fees will not exceed an annual rate of 0.25% of the Fund’s average daily NAV.

Prior to the initial public offering of shares, the Adviser purchased $101,000 in shares of the Fund, which amount is in excess of the net worth requirements of Section 14(a) of the 1940 Act.

Purchasing Shares

Investors may purchase shares directly from the Fund in accordance with the instructions below. Investors may buy and sell shares of the Fund through financial intermediaries and their agents that have made arrangements with the Fund and are authorized to buy and sell shares of the Fund (collectively, “Financial Intermediaries”). Orders will be priced at the appropriate price next computed after it is received by a Financial Intermediary. A Financial Intermediary may hold shares in an omnibus account in the Financial Intermediary’s name or the Financial Intermediary may maintain individual ownership records. The Fund may pay the Financial Intermediary for maintaining individual ownership records as well as providing other shareholder services. Financial intermediaries may charge fees for the services they provide in connection with processing your transaction order or maintaining an investor’s account with them. Investors should check with their Financial Intermediary to determine if their account is subject to these arrangements. Financial Intermediaries are responsible for placing orders correctly and promptly with the Fund, forwarding payment promptly. Orders transmitted with a Financial Intermediary before the close of regular trading (generally 4:00 p.m., Eastern Time) on a day that the NYSE is open for business, will be priced based on the Fund’s NAV next computed after it is received by the Financial Intermediary.

By Mail

To make an initial purchase by mail, complete an account application and mail the application, together with a check made payable to NexPoint Latin American Opportunities Fund to:

Regular Mail

NexPoint Latin American Opportunities Fund

c/o DST Systems, Inc.

P.O. Box 219424 Kansas City, Missouri 64121-9424

Express Mail

NexPoint Latin American Opportunities Fund

c/o DST Systems, Inc.

430 W. 7th Street, Suite 219424

Kansas City, Missouri 64105-1407

All checks must be in U.S. Dollars drawn on a domestic bank. The Fund will not accept payment in cash or money orders. The Fund also does not accept cashier’s checks in amounts of less than $500. To prevent check fraud, the Fund will neither accept third party checks, Treasury checks, credit card checks, traveler’s checks or starter checks for the purchase of shares, nor post-dated checks, post-dated on-line bill pay checks, or any conditional purchase order or payment.

It is the policy of the Fund not to accept applications under certain circumstances or in amounts considered disadvantageous to shareholders. The Fund reserves the right to reject any application.

By Wire – Initial Investment

To make an initial investment in the Fund, the transfer agent must receive a completed account application before an investor wires funds. Investors may mail or overnight deliver an account application to the transfer agent. Upon receipt of the completed account application, the transfer agent will establish an account. The account number assigned will be required as part of the instruction that should be provided to an investor’s bank to send the wire. An investor’s bank must include both the name of the Fund, the account number, and the investor’s name so that monies can be correctly applied. If you wish to wire money to make an investment in the Fund, please call the Fund at (844) 485-9167 for wiring instructions and to notify the Fund that a wire transfer is coming. Any commercial bank can transfer same-day funds via wire. The Fund will normally accept wired funds for investment on the day received if they are received by the Fund’s designated bank before the close of regular trading on the NYSE. Your bank may charge you a fee for wiring same-day funds. The bank should transmit funds by wire to:

ABA #: (number provided by calling toll-free number above)

Credit: DST Systems, Inc.

Account #: (number provided by calling toll-free number above)

Further Credit:

NexPoint Latin American Opportunities Fund

(shareholder registration)

(shareholder account number)

By Wire – Subsequent Investments

Before sending a wire, investors must contact the transfer agent to advise them of the intent to wire funds. This will ensure prompt and accurate credit upon receipt of the wire. Wired funds must be received prior to 4:00 p.m. Eastern time to be eligible for same day pricing. The Fund, and its agents, including the transfer agent and custodian, are not responsible for the consequences of delays resulting from the banking or Federal Reserve wire system, or from incomplete wiring instructions.

Automatic Investment Plan – Subsequent Investments

You may participate in the Fund’s Automatic Investment Plan, an investment plan that automatically moves money from your bank account and invests it in the Fund through the use of electronic funds transfers or automatic bank drafts. You may elect to make subsequent investments by transfers of a minimum of $50 on specified days of each month into your established Fund account. Please contact the Fund at (844) 485-9167 for more information about the Fund’s Automatic Investment Plan.

By Telephone

Investors may purchase additional shares of the Fund by calling (844) 485-9167. If an investor elected this option on the account application, and the account has been open for at least 15 days, telephone orders will be accepted via electronic funds transfer from your bank account through the Automated Clearing House (ACH) network. Banking information must be established on the account prior to making a purchase. Orders for shares received prior to 4 p.m. Eastern time will be purchased at the appropriate price calculated on that day.

Telephone trades must be received by or prior to market close. During periods of high market activity, shareholders may encounter higher than usual call waits. Please allow sufficient time to place your telephone transaction.

In compliance with the USA Patriot Act of 2001, DST will verify certain information on each account application as part of the Fund’s Anti-Money Laundering Program. As requested on the application, investors must supply full name, date of birth, social security number and permanent street address. Mailing addresses containing only a P.O. Box will not be accepted. Investors may call DST at (844) 485-9167 for additional assistance when completing an application.

If DST does not have a reasonable belief of the identity of a customer, the account will be rejected or the customer will not be allowed to perform a transaction on the account until such information is received. The Fund also may reserve the right to close the account within 5 business days if clarifying information/documentation is not received.

Exchange of Shares

Shareholders of the Fund whose shares are repurchased during a Repurchase Offer may exchange those shares for shares of the same share class of any other closed-end interval fund managed by the Adviser or its affiliates. As of the date of this Prospectus, the Adviser manages the following daily NAV, closed-end interval funds, which are available for shareholders to exchange their shares: NexPoint Real Estate Strategies Fund and NexPoint Healthcare Opportunities Fund. Such exchanges will be effected at the daily NAV per share. Such exchanges will be effected at the daily NAV per share. Such exchanges will be available during all Repurchase Offer periods, subject to the limitations set forth below. Call (844) 485-9167 for the Prospectus of the fund being purchased, including applicable investment minimums, and read it carefully before investing.

Your exchange privilege will be revoked if the exchange activity is considered excessive. In addition, the Fund may reject any exchange request for any reason, including if it does not think that the exchange is in the best interests of the Fund and/or its shareholders. The Fund may also terminate your exchange privilege if the Adviser determines that your exchange activity is likely to adversely impact its ability to manage the Fund or if the Fund otherwise determines that your exchange activity is contrary to its short-term trading policies and procedures.

Unless you are a tax-exempt investor or your account is part of a tax-deferred retirement account or other tax-advantaged arrangement, an exchange is generally a taxable event, and you may realize a gain or a loss for U.S. federal income tax purposes. See “U.S. Federal Income Tax Matters.” To exchange by telephone, call (844) 485-9167. Please have your account and taxpayer identification number available when calling.

Financial Consultants – Subsequent Investments

Investors may purchase additional shares of the Fund by contacting their financial consultants, such as a broker or investment adviser, and such intermediaries can arrange additional purchases for them.

Share Class Considerations

When selecting a share class, you should consider the following:

•	which share classes are available to you;

•	how much you intend to invest;

•	how long you expect to own the shares; and

•	total costs and expenses associated with a particular share class.

Each investor’s financial considerations are different. You should speak with your financial advisor to help you decide which share class is best for you. Not all financial intermediaries offer all classes of shares. If your financial intermediary offers more than one class of shares, you should carefully consider which class of shares to purchase.

Class A Shares

Class A shares are sold at the prevailing NAV per Class A share plus the applicable sales load (which may be reduced as described below); however, the following are additional features that should be taken into account when purchasing Class A shares:

•

a minimum initial investment of $500 for regular accounts and $50 for retirement plan accounts, and a minimum subsequent investment of (i) $50 under the Fund’s automatic investment program and (ii) $50 if not made pursuant to the automatic investment program;

•	a monthly shareholder servicing fee at an annual rate of up to 0.25% of the average daily net assets of the Fund attributable to Class A shares; and

•

shareholders tendering Class A shares fewer than 18 months after the original purchase date may be subject to a CDSC of 1.00%, which will be deducted from repurchase proceeds, if (i) the original purchase was for amounts of $500,000 or more and (ii) the shares were purchased without an initial sales charge.

The price of the Class A shares during the Fund’s continuous offering will fluctuate over time with the NAV of the Class A shares. Investors in Class A shares will pay a sales load based on the amount of their investment, which may range from 0.0% to 5.75%, as set forth in the table below. A reallowance will be made from the sales load paid by each investor as shown on the table below. There are no sales loads on reinvested distributions. The Fund reserves the right to waive broker commissions. The following sales loads apply to your purchases of Class A shares of the Fund:

Amount Invested	Dealer Reallowance	Distributor Fee	Total Sales Load as a % of Offering Price	Total Sales Load as a % of Amount Invested
Under $50,000	5.00%	0.75%	5.75%	6.10%
$50,000 to $99,999	4.50%	0.50%	5.00%	5.26%
$100,000 to $249,999	3.50%	0.50%	4.00%	4.17%
$250,000 to $499,999	2.50%	0.50%	3.00%	3.09%
$500,000 and above*	* *	None	* *	see below

*

Class A shares bought without an initial sales charge in accounts aggregating $500,000 or more at the time of purchase are subject to a 1.00% CDSC if the shares are sold within 18 months of purchase. Subsequent Class A share purchases that bring a shareholder’s account value above $500,000 are not subject to a front-end sales charge, but are subject to a CDSC if redeemed within 18 months of purchase. The 18-month period begins on the day the purchase is made. The CDSC does not apply to load waived shares purchased for certain retirement plans or other eligible fee-based programs.

**	A selling broker may receive a commission on purchases of Class A shares of $500,000 or above as detailed below:

Amount Invested	Dealer Reallowance
Less than $5,000,000	1.00%
$5,000,000 to less than $25,000,000	0.50%
$25,000,000 or more	0.25%

You may be able to buy Class A shares without a sales charge (i.e., “load-waived”) when you are:

•	reinvesting dividends or distributions;

•	participating in an investment advisory or agency commission program under which you pay a fee to an investment advisor or other firm for portfolio management or brokerage service;

•	exchanging an investment in Class A (or equivalent type) shares of another fund for an investment in the Fund;

•	a current or former director or Trustee of the Fund;

•

an employee (including the employee’s spouse, domestic partner, children, grandchildren, parents, grandparents, siblings or any dependent of the employee, as defined in section 152 of the Code) of the Fund’s Adviser or its affiliates or of a broker-dealer authorized to sell shares of the Fund;

•	purchasing shares through the Fund’s Adviser; or

•	purchasing shares through a financial services firm (such as a broker-dealer, investment adviser or financial institution) that has a special arrangement with the Fund.

In addition, concurrent purchases of Class A shares by related accounts may be combined to determine the application of the sales load. The Fund will combine purchases made by an investor, the investor’s spouse or domestic partner, and dependent children when it calculates the sales load.

It is the investor’s responsibility to determine whether a reduced sales load would apply. The Fund is not responsible for making such determination. To receive a reduced sales load, notification must be provided at the time of the purchase order. If you purchase Class A shares directly from the Fund, you must notify the Fund in writing. Otherwise, notice should be provided to the financial intermediary through whom the purchase is made so they can notify the Fund.

Right of Accumulation

For the purposes of determining the applicable reduced sales charge, the right of accumulation allows you to include prior purchases of Class A shares of the Fund as part of your current investment as well as reinvested dividends. To qualify for this option, you must be either:

•	an individual;

•	an individual and spouse purchasing shares for your own account or trust or custodial accounts for your minor children; or

•

a fiduciary purchasing for any one trust, estate or fiduciary account, including employee benefit plans created under Sections 401, 403 or 457 of the Code, including related plans of the same employer.

If you plan to rely on this right of accumulation, you must notify the Fund’s Distributor at the time of your purchase. You will need to give the Distributor your account numbers. Existing holdings of family members or other related accounts of a shareholder may be combined for purposes of determining eligibility. If applicable, you will need to provide the account numbers of your spouse and your minor children as well as the ages of your minor children.

Class C Shares

Class C shares are sold at the prevailing NAV per Class C share; however, the following are additional features that should be taken into account when purchasing Class C shares:

•

a minimum initial investment of $500 for regular accounts and $50 for retirement plan accounts, and a minimum subsequent investment of (i) $50 under the Fund’s automatic investment program and (ii) $50 if not made pursuant to the automatic investment program;

•	a monthly shareholder servicing fee at an annual rate of up to 0.25% of the average daily net assets of the Fund attributable to Class C shares;

•	a Distribution Fee which will accrue at an annual rate equal to 0.75% of the average daily net assets of the Fund attributable to Class C shares; and

•

an early withdrawal charge equal to 1.0% of the original purchase price of Class C shares repurchased by the Fund for repurchases of Class C shares within 18 months following such shareholder’s initial purchase.

•	The Distributor will pay your financial advisor an up-front commission of 1.00% on sales of Class C shares.

The price of the Class C shares during the Fund’s continuous offering will fluctuate over time with the NAV of the Class C shares. Investors in Class C shares will not pay any upfront sales charges. A selling broker may receive commissions on purchases of Class C shares over $1,000,000.

Class L Shares

Class L shares are sold at the prevailing NAV per Class L share plus the applicable sales load (which may be reduced as described below); however, the following are additional features that should be taken into account when purchasing Class L shares:

•

a minimum initial investment of $2,500 for regular accounts and $1,000 for retirement plan accounts, and a minimum subsequent investment of (i) $50 under the Fund’s automatic investment program and (ii) $50 if not made pursuant to the automatic investment program;

•	a monthly shareholder servicing fee at an annual rate of up to 0.25% of the average daily net assets of the Fund attributable to Class L shares; and

•	a Distribution Fee which will accrue at an annual rate equal to 0.25% of the average daily net assets of the Fund attributable to Class L shares.

Investors purchasing Class L shares will pay a sales load based on the amount of their investment in the Fund. The sales load payable by each investor depends upon the amount invested by such investor in the Fund, but may range from 1.25% to 4.25%, as set forth in the table below. A reallowance to participating broker-dealers will be made by the Distributor from the sales load paid by each investor. A portion of the sales load, up to 0.75%, is paid to the Fund’s Distributor. There are no sales loads on reinvested distributions. The Fund reserves the right to waive broker commissions. The following sales loads apply to your purchases of Class L shares of the Fund:

Amount Invested	Dealer Reallowance	Dealer Manager Fee	Total Sales Load as a % of Offering Price	Total Sales Load as a % of Amount Invested
Under $250,000	3.50%	0.75%	4.25%	4.44%
$250,000 to $499,999	2.50%	0.75%	3.25%	3.36%
$500,000 to $999,999	1.50%	0.50%	2.00%	2.04%
$1,000,000 and above	1.00%	0.25%	1.25%	1.27%

You may be able to buy Class L shares without a sales charge (i.e., “load-waived”) when you are:

•	reinvesting dividends or distributions;

•	participating in an investment advisory or agency commission program under which you pay a fee to an investment advisor or other firm for portfolio management or brokerage service;

•	exchanging an investment in Class L (or equivalent type) shares of another fund for an investment in the Fund;

•	a current or former director or Trustee of the Fund;

•

an employee (including the employee’s spouse, domestic partner, children, grandchildren, parents, grandparents, siblings or any dependent of the employee, as defined in section 152 of the Code) of the Fund’s Adviser or its affiliates or of a broker-dealer authorized to sell shares of the Fund;

•	purchasing shares through the Fund’s Adviser; or

•	purchasing shares through a financial services firm (such as a broker-dealer, investment adviser or financial institution) that has a special arrangement with the Fund.

In addition, concurrent purchases of Class L shares by related accounts may be combined to determine the application of the sales load. The Fund will combine purchases made by an investor, the investor’s spouse or domestic partner, and dependent children when it calculates the sales load.

It is the investor’s responsibility to determine whether a reduced sales load would apply. The Fund is not responsible for making such determination. To receive a reduced sales load, notification must be provided at the time of the purchase order. If you purchase Class L shares directly from the Fund, you must notify the Fund in writing. Otherwise, notice should be provided to the financial intermediary through whom the purchase is made so they can notify the Fund.

Right of Accumulation

For the purposes of determining the applicable reduced sales charge, the right of accumulation allows you to include prior purchases of Class L shares of the Fund as part of your current investment as well as reinvested dividends. To qualify for this option, you must be either:

•	an individual;

•	an individual and spouse purchasing shares for your own account or trust or custodial accounts for your minor children; or

•

a fiduciary purchasing for any one trust, estate or fiduciary account, including employee benefit plans created under Sections 401, 403 or 457 of the Code, including related plans of the same employer.

If you plan to rely on this right of accumulation, you must notify the Fund’s Distributor at the time of your purchase. You will need to give the Distributor your account numbers. Existing holdings of family members or other related accounts of a shareholder may be combined for purposes of determining eligibility. If applicable, you will need to provide the account numbers of your spouse and your minor children as well as the ages of your minor children.

Class Z Shares

Class Z shares will be sold at the prevailing NAV per Class Z share and are not subject to any upfront sales charge. The Class Z shares are not subject to a Distribution Fee, early withdrawal charges, or a monthly shareholder servicing fee. Class Z shares may only be available through certain financial intermediaries. Because the Class Z shares of the Fund are sold at the prevailing NAV per Class Z share without an upfront sales charge, the entire amount of your purchase is invested immediately. However, Class Z shares require a minimum investment of $100,000 and a minimum subsequent investment in any amount. The Fund reserves the right to waive minimum investment amounts.

Shareholder Service Expenses

The Fund has adopted a “Shareholder Servicing Plan and Agreement” (the “Plan”) under which the Fund may compensate financial industry professionals for providing ongoing services in respect of clients with whom they have distributed shares of the Fund. The Plan operates in a manner consistent with Rule 12b-1 under the 1940 Act, which regulates the manner in which an open-end investment company may directly or indirectly bear the expenses of distributing its shares. Although the Fund is not an open-end investment company, it has undertaken to comply with the terms of Rule 12b-1 as a condition of an exemptive order under the 1940 Act which permits it to have a multi-class structure, CDSCs and distribution and shareholder servicing fees. Such services may include electronic processing of client orders, electronic fund transfers between clients and the Fund, account reconciliations with the Fund’s transfer agent, facilitation of electronic delivery to clients of Fund documentation, monitoring client accounts for back-up withholding and any other special tax reporting obligations, maintenance of books and records with respect to the foregoing, and such other information and liaison services as the Fund or the Adviser may reasonably request. Under the Shareholder Servicing Plan and Agreement, the Fund may incur expenses on an annual basis equal to 0.25% of its average net assets.

In addition to payments under the Plan, from time to time the Fund may pay broker-dealers and other intermediaries’ account-based fees for networking and account maintenance. In addition, the Adviser and/or the Distributor may, from time to time, at their own expense out of the revenues they receive from the Fund and/or its own financial resources, make cash payments to broker-dealers and other financial intermediaries (directly and not as an expense of a Fund) as an incentive to sell shares of the Fund and/or to promote retention of customer assets in the Fund. Such cash payments may be calculated on sales of shares of the Fund (“Sales-Based Payments”) or on the average daily net assets of the Fund attributable to that particular broker-dealer or other financial intermediary (“Asset-Based Payments”). Each of the Adviser and/or the Distributor may agree to make such cash payments to a broker-dealer or other financial intermediary in the form of either or both Sales-Based Payments and Asset-Based Payments.

The Adviser and/or the Distributor may also make other cash payments to broker-dealers or other financial intermediaries in addition to or in lieu of Sales-Based Payments and Asset-Based Payments, in the form of payment for travel expenses, including lodging, incurred in connection with trips taken by qualifying registered representatives of those broker-dealers or other financial intermediaries and their families to places within or outside the United States; meeting fees; entertainment; transaction processing and transmission charges; advertising or other promotional expenses; allocable portions, based on shares of the Fund sold, of salaries and bonuses of registered representatives of an affiliated broker-dealer or other financial intermediary that is a financial advisor; or other expenses as determined in the Adviser or the Distributor’s discretion, as applicable. In certain cases these other payments could be significant to the broker-dealers or other financial intermediaries. Any payments described above will not change the price paid by investors for the purchase of the shares of the Fund, the amount that the Fund will receive as proceeds from such sales, or the amounts payable under the Plan.

LEGAL MATTERS

Certain legal matters regarding the validity of the shares offered hereby have been passed upon for the Fund by former legal counsel.

REPORTS TO SHAREHOLDERS

The Fund will send to its shareholders unaudited semi-annual and audited annual reports, including a list of investments held.

Householding

In an effort to decrease costs, the Fund intends to reduce the number of duplicate annual and semi-annual reports by sending only one copy of each to those addresses shared by two or more accounts and to shareholders reasonably believed to be from the same family or household. Once implemented, a shareholder must call (844) 485-9167 to discontinue householding and request individual copies of these documents. Once the Fund receives notice to stop householding, individual copies will be sent beginning thirty days after receiving your request. This policy does not apply to account statements.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Cohen & Company, Ltd. has been appointed the independent registered public accounting firm for the Fund as of December 6, 2018. Cohen & Company, Ltd. is located at 1350 Euclid Avenue, Suite 800, Cleveland, Ohio 44115. Prior to December 6, 2018, another independent registered public accounting firm served as the Fund’s auditor.

ADDITIONAL INFORMATION

The Prospectus and the SAI do not contain all of the information set forth in the Registration Statement that the Fund has filed with the SEC (file No. 333-210386). The complete Registration Statement may be obtained from the SEC at www.sec.gov. See the cover page of this Prospectus for information about how to obtain a paper copy of the Registration Statement or SAI without charge.

PRIVACY NOTICE

FACTS	WHAT DOES NEXPOINT LATIN AMERICAN OPPORTUNITIES FUND DO WITH YOUR PERSONAL INFORMATION?

Why?	Financial companies choose how they share your personal information. Federal law gives consumers the right to limit some but not all sharing. Federal law also requires us to tell you how we collect, share, and protect your personal information. Please read this notice carefully to understand what we do.

What?	The types of personal information we collect and share depend on the product or service you have with us. This information can include:

	• Social Security number • Assets • Retirement Assets • Transaction History • Checking Account Information	• Purchase History • Account Balances • Account Transactions • Wire Transfer Instructions

When you are no longer our customer, we continue to share your information as described in this notice.

How?	All financial companies need to share customers’ personal information to run their everyday business. In the section below, we list the reasons financial companies can share their customers’ personal information; the reasons NexPoint Latin American Opportunities Fund chooses to share; and whether you can limit this sharing.

Reasons we can share your personal information	Does NexPoint Latin American Opportunities Fund share?	Can you limit this sharing?
For our everyday business purposes— such as to process your transactions, maintain your account(s), respond to court orders and legal investigations, or report to credit bureaus	Yes	No

For our marketing purposes— to offer our products and services to you	No	We don’t share

For joint marketing with other financial companies	No	We don’t share

For our affiliates’ everyday business purposes— information about your transactions and experiences	No	We don’t share

For our affiliates’ everyday business purposes— information about your creditworthiness	No	We don’t share

For nonaffiliates to market to you	No	We don’t share

Questions? Call (844) 485-9167

Who we are

Who is providing this notice? NexPoint Latin American Opportunities Fund

What we do

How does NexPoint Latin American Opportunities Fund protect my personal information?

To protect your personal information from unauthorized access and use, we use security measures that comply with federal law. These measures include computer safeguards and secured files and buildings.

Our service providers are held accountable for adhering to strict policies and procedures to prevent any misuse of your nonpublic personal information.

How does NexPoint Latin American Opportunities Fund collect my personal information?

We collect your personal information, for example, when you

•  Open an account

•  Provide account information

•  Give us your contact information

•  Make deposits or withdrawals from your account

•  Make a wire transfer

•  Tell us where to send the money

•  Tells us who receives the money

•  Show your government-issued ID

•  Show your driver’s license

We also collect your personal information from other companies.

Why can’t I limit all sharing?

Federal law gives you the right to limit only

•  Sharing for affiliates’ everyday business purposes – information about your creditworthiness

•  Affiliates from using your information to market to you

•  Sharing for nonaffiliates to market to you

State laws and individual companies may give you additional rights to limit sharing.

Definitions

Affiliates	Companies related by common ownership or control. They can be financial and nonfinancial companies. • NexPoint Latin American Opportunities Fund does not share with our affiliates.

Nonaffiliates

Companies not related by common ownership or control. They can be financial and nonfinancial companies

•  NexPoint Latin American Opportunities Fund does not share with nonaffiliates so they can market to you.

Joint marketing	A formal agreement between nonaffiliated financial companies that together market financial products or services to you. • NexPoint Latin American Opportunities Fund does not jointly market.

PROSPECTUS

NexPoint Latin American Opportunities Fund

Maximum Offering of 4,712,535 Class A, Class C, Class L and Class Z Shares

Shares of Beneficial Interest

April 30, 2019

Distributor

NexPoint Securities, Inc.

All dealers that buy, sell or trade the Fund’s shares, whether or not participating in this offering, may be required to deliver a prospectus when acting on behalf of the Fund’s Distributor.

You should rely only on the information contained in this Prospectus. The Fund has not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The Fund is not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

NHOF-PROS-0419

STATEMENT OF ADDITIONAL INFORMATION

NEXPOINT LATIN AMERICAN

OPPORTUNITIES FUND

Principal Executive Offices

300 Crescent Court

Suite 700

Dallas, Texas 75201

(972) 628-4100

This Statement of Additional Information (“SAI”) is not a prospectus. This SAI should be read in conjunction with the prospectus of NexPoint Latin American Opportunities Fund, dated April 30, 2019 (the “Prospectus”), as it may be supplemented from time to time. The Prospectus is hereby incorporated by reference into this SAI (legally made a part of this SAI). Capitalized terms used but not defined in this SAI have the meanings given to them in the Prospectus. This SAI does not include all information that a prospective investor should consider before purchasing the Fund’s securities.

You should obtain and read the Prospectus and any related Prospectus supplement prior to purchasing any of the Fund’s securities. A copy of the Prospectus may be obtained without charge by calling the Fund toll-free at (844) 485-9167 or by visiting the Fund’s website at www.NexPointFunds.com. Information on the website is not incorporated herein by reference. The registration statement of which the Prospectus is a part can be reviewed and copied at the Public Reference Room of the SEC at 100 F Street NE, Washington, D.C. You may obtain information on the operation of the Public Reference Room by calling the SEC at 202-551-8090. The Fund’s filings with the SEC are also available to the public on the SEC’s Internet web site at www.sec.gov. Copies of these filings may be obtained, after paying a duplicating fee, by electronic request at the following E-mail address: publicinfo@sec.gov, or by writing the SEC’s Public Reference Section, 100 F Street NE, Washington, D.C. 20549-0102.

April 30, 2019, as amended August 2, 2019

GENERAL INFORMATION AND HISTORY

The Fund is a continuously offered, non-diversified, closed-end management investment company that intends to operate as an interval fund (the “Fund”). The Fund is a non-diversified investment company, which means that the Fund is not limited by the Investment Company Act of 1940, as amended (the “ 1940 Act”) with respect to the proportion of its assets that may be invested in the securities of a single issuer. As a regulated investment company (“RIC”), however, the Fund will be required to comply with certain asset diversification tests at the end of each quarter of each of its taxable years. The Fund was organized as a Delaware statutory trust on February 18, 2016. The Fund’s principal office is located at 300 Crescent Court, Suite 700, Dallas, Texas 75201, and its telephone number is (844) 485-9167. The investment objective and principal investment strategies of the Fund, as well as the principal risks associated with the Fund’s investment strategies, are set forth in the Prospectus. Certain additional investment information is set forth below.

INVESTMENT OBJECTIVE AND POLICIES

Investment Objective

The Fund’s investment objective is to seek capital appreciation and income. There can be no assurance that the Fund will achieve this objective. The Fund’s investment objective is non-fundamental and may be changed by the Board without shareholder approval. Shareholders will, however, receive at least 60 days’ prior notice of any change in this investment objective.

Fundamental Policies

The Fund’s stated fundamental policies, which may only be changed by the affirmative vote of a majority of the outstanding voting securities of the Fund (the shares), are listed below. For the purposes of this SAI, “majority of the outstanding voting securities of the Fund” means the vote, at an annual or special meeting of shareholders, duly called, (a) of 67% or more of the shares present at such meeting, if the holders of more than 50% of the outstanding shares are present or represented by proxy; or (b) of more than 50% of the outstanding shares, whichever is less. The Fund may not:

(1)

Borrow money, except to the extent permitted by the 1940 Act (which currently limits borrowing to no more than 33-1/3% of the value of the Fund’s total assets, including the value of the assets purchased with the proceeds of its indebtedness, if any). The Fund may borrow for investment purposes, for temporary liquidity, or to finance repurchases of its shares.

(2)

Issue senior securities, except to the extent permitted by Section 18 of the 1940 Act (which currently limits the issuance of a class of senior securities that is indebtedness to no more than 33-1/3% of the value of the Fund’s total assets or, if the class of senior security is stock, to no more than 50% of the value of the Fund’s total assets).

(3)	Purchase securities on margin.

(4)

Underwrite securities of other issuers, except insofar as the Fund may be deemed an underwriter under the Securities Act of 1933, as amended (the “Securities Act”), in connection with the disposition of its portfolio securities. The Fund may invest in restricted securities (those that must be registered under the Securities Act before they may be offered or sold to the public).

(5)

Invest 25% or more of the value of its total assets in the securities of companies or entities engaged in any one industry or group of industries except that, under normal circumstances, the Fund will invest over 25% of its total assets in Latin American Securities. This limitation does not apply to investment in the securities of the U.S. Government, its agencies or instrumentalities. For purposes of this limitation, the Fund will define an industry or group of industries by reference to Standard & Poor’s Global Industry Classification Standard codes for industry classifications.

(6)

Purchase or sell commodities, unless acquired as a result of ownership of securities or other investments, except that the Fund may purchase and sell forward and futures contracts and options to the full extent permitted under the 1940 Act, sell foreign currency contracts in accordance with any rules of the U.S. Commodity Futures Trading Commission (“CFTC”), invest in securities or other instruments backed by or linked to commodities, and invest in companies that are engaged in a commodities business or have a significant portion of their assets in commodities, and may invest in commodity pools and other entities that purchase and sell commodities and commodity contracts.

(7)

Make loans to others, except (a) where each loan is represented by a note executed by the borrower, (b) through the purchase of debt securities in accordance with its investment objective and policies, (c) to the extent the entry into a repurchase agreement, in a manner consistent with the Fund’s investment policies or as otherwise permitted under the 1940 Act, is deemed to be a loan, and (d) by loaning portfolio securities.

(8)

Purchase or sell real estate, except that the Fund may invest in securities of companies that deal in real estate or are engaged in the real estate business, including real estate investment trusts (“REITs”), and instruments secured by real estate or interests therein and the Fund may acquire, hold and sell real estate acquired through default, liquidation, or other distributions of an interest in real estate as a result of the Fund’s ownership of such other assets.

In addition, the Fund has adopted a fundamental policy that it will make quarterly repurchases offers for no less than for 5% of the Fund’s shares outstanding at net asset value (“NAV”) less any repurchase fee, unless suspended or postponed in accordance with regulatory requirements, and each repurchase pricing shall occur no later than the 14th day after the Repurchase Request Deadline, or the next business day if the 14th is not a business day.

If a restriction on the Fund’s investments is adhered to at the time an investment is made, a subsequent change in the percentage of Fund assets invested in certain securities or other instruments, or change in average duration of the Fund’s investment portfolio, resulting from changes in the value of the Fund’s total assets, will not be considered a violation of the restriction; provided, however, that the asset coverage requirement applicable to borrowings shall be maintained in the manner contemplated by applicable law.

Non-Fundamental Policies

The following are additional investment limitations of the Fund and may be changed by the Board without shareholder approval.

80% Investment Policy. The Fund pursues its investment objective by investing, under normal circumstances, at least 80% of its total assets (defined as net assets plus the amount of any borrowing for investment purposes) in the debt and equity securities of Latin American issuers and other investments that are tied economically to Latin America (“Latin American Securities”). Latin America includes all countries located in Central and South America, as well as the islands of the Caribbean whose official language is Spanish and Puerto Rico, with a focus on the following countries: Argentina, Brazil, Chile, Colombia, Ecuador, Guatemala, Mexico, Peru, Panama and Venezuela. The Fund will invest in Latin American companies of various sizes, including foreign subsidiaries of U.S. companies, but may also invest in the sovereign debt of Latin American governments.

NexPoint Advisors, L.P., the Fund’s investment adviser (“NexPoint” or the “Adviser”) considers a number of factors to determine whether an investment is tied economically to Latin America. An investment must meet at least one of the following criteria and will often meet several of the criteria listed below:

•	the primary trading market;

•	the issuer’s domicile, sources of revenue, and location of assets;

•	whether the investment is included in an index representative of a particular country in Latin America or the Latin American region; and

•	the source of government guarantees (if any).

Shareholders of the Fund will be provided with at least 60 days’ prior notice of any change in the Fund’s 80% Policy. The notice will be provided in a separate written document containing the following, or similar, statement, in boldface type: “Important Notice Regarding Change in Investment Policy.” The statement will also appear on the envelope in which the notice is delivered, unless the notice is delivered separately from other communications to the shareholder.

If a restriction on a Fund’s investments is adhered to at the time an investment is made, a subsequent change in the percentage of Fund assets invested in certain securities or other instruments, or change in average duration of a Fund’s investment portfolio, resulting from changes in the value of a Fund’s total assets, will not be considered a violation of the restriction; provided, however, that the asset coverage requirement applicable to borrowings shall be maintained in the manner contemplated by applicable law.

Covered Obligations. Consistent with Securities and Exchange Commission (“SEC”) staff guidance, financial instruments that involve obligations to make future payments to third parties will not be viewed as creating any senior security provided that the Fund covers its obligations as described below. Those financial instruments can include, among others, (i) securities purchased on a when-issued, delayed delivery, and to be announced basis, (ii) futures contracts, (iii) forward currency contracts, (iv) written options, and (vi) securities sold short. Consistent with SEC staff guidance, the Fund will consider its obligations involving such a financial instrument as “covered” when the Fund (1) maintains an offsetting financial position, or (2) segregates liquid assets (constituting cash, cash equivalents or other liquid portfolio securities) equal to the Fund’s exposures relating to the financial instrument, as determined on a daily basis. Dedicated Fund compliance policies and procedures, which the Board of Trustees (the “Board”) has approved, govern the kinds of transactions that can be deemed to be offsetting transactions for purposes of (1) above, and the amounts of assets that need to be segregated for purposes of (2) above. The Fund will seek to value financial instruments on a mark-to-market basis, but may also rely on the instrument’s notional value or upon valuations provided by third party pricing services, subject to the approval of the Board.

The Fund may write covered put and call options on securities. The Fund will realize fees (referred to as “premiums”) for granting the rights evidenced by the options. A put option embodies the right of its purchaser to compel the writer of the option to purchase from the option holder an underlying security at a specified price at any time during the option period. In contrast, a call option embodies the right of its purchaser to compel the writer of the option to sell to the option holder an underlying security at a specified price at any time during the option period.

In the case of a call option on a security, the option is “covered” if the Fund owns the security underlying the call or has an absolute and immediate right to acquire that security without additional cash consideration (or, if additional cash consideration is required, cash or other assets determined to be liquid by the Adviser in such amount are segregated) upon conversion or exchange of other securities held by the Fund. For a call option on an index, the option is covered if the Fund segregates assets determined to be liquid by the Adviser in an amount equal to the contract value of the index. A call option is also covered if the Fund holds a call on the same security or index as the call written where the exercise price of the call held is (i) equal to or less than the exercise price of the call written, or (ii) greater than the exercise price of the call written, provided the difference is maintained by the Fund in segregated assets determined to be liquid by the Adviser. A put option on a security or an index is “covered” if the Fund segregates assets determined to be liquid by the Adviser equal to the exercise price. A put option is also covered if the Fund holds a put on the same security or index as the put written where the exercise price of the put held is (i) equal to or greater than the exercise price of the put written, or (ii) less than the exercise price of the put written, provided the Fund segregates assets determined to be liquid by Adviser in an amount equal to the amount of the difference.

Non-Principal Investment Strategies

Collateralized Loan Obligations and Bond Obligations. The Fund may invest in collateralized debt obligations (“CDOs”), which include collateralized bond obligations (“CBOs”) and collateralized loan obligations (“CLOs”).

CDOs are asset-backed securities that are securitizing certain financial assets by issuing securities in the form of negotiable paper that are issued by a financing company (generally called a Special Purpose Vehicle or an “SPV”) that was created to reapportion the risk and return characteristics of a pool of assets, whose underlying collateral is typically a portfolio of loans, bonds or other debt securities, other structured finance securities and/or synthetic instruments. These securitized assets are, as a rule, corporate financial assets brought into a pool according to specific diversification rules. The SPV is a company founded solely for the purpose of securitizing these claims and its only asset is the diversified asset pool. On this basis, marketable securities are issued which, due to the diversification of the underlying risk, are generally considered to represent a lower level of risk than the original assets. The redemption of the securities issued by the SPV takes place at maturity out of the cash flow generated by the collateral. CDOs may charge management fees and administrative expenses, which are in addition to those of a fund.

Where the underlying collateral is a portfolio of loans, which may include, among others, domestic and foreign senior secured loans, senior unsecured loans, and subordinate corporate loans, including loans that may be rated below investment grade or equivalent unrated loans, a CDO is referred to as a CLO. The assets, typically senior loans, are used as collateral supporting the various debt and equity tranches issued by the SPV. Where the underlying collateral is a portfolio of bonds, a CDO is referred to as a CBO. The key feature of the CLO or CBO structure is the prioritization of the cash flows from a pool of collateral securities among the several tranches of the CLO or CBO. Multiple tranches of securities are issued by the CLO or CBO, offering investors various maturity and credit risk characteristics. Tranches are categorized as senior, mezzanine, and subordinated/equity, according to their degree of risk. The most senior tranche of a CDO or CBO has the greatest collateralization and pays the lowest interest rate. If there are defaults or the collateral otherwise underperforms, scheduled payments to senior tranches take precedence over those of mezzanine tranches, and scheduled payments to mezzanine tranches take precedence over those to subordinated/equity tranches. Lower tranches represent lower degrees of credit quality and pay higher interest rates intended to compensate for the attendant risks. The return on the lower tranches is especially sensitive to the rate of defaults in the collateral pool. The lowest tranche (i.e. the “equity” or “residual” tranche) specifically receives the residual interest payments (i.e., money that is left over after the higher tranches have been paid) rather than a fixed interest rate. CDOs or CBOs are subject to the risk of prepayment.

An equity tranche is the riskiest type of tranche as it bears the first loss from defaults from the bonds or loans in the SPV and serves to protect the other, more senior tranches from default in all but the most severe circumstances (though such protection is not complete). Since it is partially protected from defaults, a senior tranche from a CBO trust or CLO trust typically has higher ratings and lower yields than its underlying securities, and can be rated investment grade. Despite the protection from the equity tranche, CBO or CLO tranches can experience substantial losses due to actual defaults, increased sensitivity to defaults due to collateral default and disappearance of protecting tranches, market anticipation of defaults, as well as aversion to CBO or CLO securities as a class. Further, the value of CLOs or CBOs may be affected by changes in the market’s perception of the creditworthiness of the servicing agent for the pool, the originator of the pool, or the financial institution or fund providing the credit support or enhancement. The Fund may invest in both equity and debt tranches issued by the SPV. The Fund will only invest in equity tranches through the secondary market. Under normal market conditions, the Fund expects to invest in the lower tranches of CBOs and CLOs, including equity tranches.

Risk of Investing in Other Investment Companies. Although not a principal investment strategy of the Fund, the Fund may invest in the securities of other investment companies, some of which may have a Latin American focus and which may include open-end funds, closed-end funds, unit investment trusts and business development companies (also referred to as “Underlying Funds”) to the extent that such investments are consistent with the Fund’s investment objectives and principal investment strategies and permissible under the 1940 Act. The Fund does not count investments in other investment companies for purposes of satisfying the 80% Policy and the Concentration Policy described under “Investment Objectives and Policies,” unless the Fund has daily access to the holdings of the Underlying Fund and is able to determine whether such holdings are Latin American Securities. Under one provision of the 1940 Act, the Fund may not acquire the securities of other RICs if, as a result, (i) more than 10% of the Fund’s total assets would be invested in securities of other RICs, (ii) such purchase would result in more than 3% of the total outstanding voting securities of any one RIC being held by the Fund or (iii) more than 5% of the Fund’s total assets would be invested in any one RIC. Other provisions of the 1940 Act are less restrictive, provided that the Fund is able to meet certain conditions. These limitations do not apply to the acquisition of shares of any RIC in connection with a merger, consolidation, reorganization or acquisition of substantially all of the assets of another investment company.

The Fund, as a holder of the securities of other RICs, will bear its pro rata portion of the other investment companies’ expenses, including advisory fees. These expenses will be in addition to the direct expenses incurred by the Fund.

Exchange Traded Funds. Although not a principal investment strategy of the Fund, subject to the limitations on investment in other RICs, the Fund may invest in exchange traded funds (“ETFs”). ETFs, such as SPDRs, NASDAQ 100 Index Trading Stock (QQQs), iShares and various country index funds, are funds whose shares are traded on a national securities exchange or the National Association of Securities Dealers’ Automatic Quotation System (NASDAQ). ETFs may be based on underlying equity or fixed income securities. SPDRs, for example, seek to provide investment results that generally correspond to the performance of the component common stocks of the S&P 500. ETFs do not sell individual shares directly to investors and only issue their shares in large blocks known as “creation units.” The investor purchasing a creation unit may sell the individual shares on a secondary market. Therefore, the liquidity of ETFs depends on the adequacy of the secondary market. An ETF’s investment objective may not be achieved. ETFs based on an index may not replicate and maintain exactly the composition and relative weightings of securities in the index and for these and other reasons the returns of an ETF may diverge significantly from the index which it is designed to track. ETFs are subject to the risks of investing in the underlying securities. The Fund, as a holder of the securities of the ETF, will bear its pro rata portion of the ETF’s expenses, including advisory fees. These expenses are in addition to the direct expenses of the Fund’s own operations.

Zero Coupon Securities. The securities in which the Fund invests may include zero coupon securities, which are debt obligations that are issued or purchased at a significant discount from face value. The discount approximates the total amount of interest the security will accrue and compound over the period until maturity or the particular interest payment date at a rate of interest reflecting the market rate of the security at the time of issuance. Zero coupon securities do not require the periodic payment of interest. These investments benefit the issuer by mitigating its need for cash to meet debt service, but generally require a higher rate of return to attract investors who are willing to defer receipt of cash. These investments may experience greater volatility in market value than securities that make regular payments of interest. The Fund is generally required to accrue income on these investments for U.S. federal income tax purposes even though the Fund receives no corresponding interest payment in cash on the investments. As a result, in order to receive the special treatment accorded to RICs and their shareholders under the Internal Revenue Code of 1986, as amended (the “Code”) and to avoid any U.S. federal income or excise taxes at the Fund level, the Fund may be required to pay out as an income distribution each year an amount greater than the total amount of interest or other income the Fund actually received. The Fund may be required to, among other things, sell portfolio securities, including at potentially disadvantageous times or prices, to obtain cash needed for these income distributions, and may realize gain or loss from such liquidations. In the event the Fund realizes net long-term or short-term capital gains from such liquidation transactions, its shareholders may receive larger capital gain or ordinary dividends, respectively, than they would in the absence of such transactions.

Senior Loan Based Derivatives. The Fund may obtain exposure to senior loans and baskets of senior loans through the use of derivative instruments. The Adviser reserves the right to utilize these instruments and similar instruments that may be available in the future. For example, the Fund may invest in a derivative instrument known as the Loan-Only Credit Default Swap Index (“LCDX”), a tradeable index with 100 equally-weighted underlying single-name long-only credit default swaps (“LCDS”). Each underlying LCDS references an issuer whose loans trade in the secondary leveraged loan market. The Fund can either buy the Index (take on credit exposure) or sell the Index (pass credit exposure to a counterparty). In either case, the Fund is in essence taking a macro view of the market as a whole rather than on a particular issuer. To compensate investors for the change in the value of the Index over time, an upfront payment is made at the time of a trade to account for the change in the present value of the Index since inception. The payment is the difference between par (or 100) and the amount of the purchase price, plus or minus (depending on whether the Fund is a buyer or seller of the Index) accrued interest. Each version of the Index launches with a fixed coupon which the seller of the Index pays quarterly (and the buyer of the Index receives quarterly). The amount of payments received or paid is the coupon times the notional amount. While investing in these types of derivatives will increase the universe of debt securities to which the Fund is exposed, such investments entail risks that are not typically associated with investments in other debt securities. The liquidity of the market for these types of instruments will be subject to liquidity in the secured loan and derivatives markets. The Fund may also be subject to the risk that the counterparty in a derivative transaction will default on its obligations. These transactions generally involve the risk of loss due to unanticipated adverse changes in securities prices, interest rates, the inability to close out a position, imperfect correlation between a position and the desired hedge, uncertainty regarding the tax rules applicable to these transactions and portfolio management constraints on securities subject to such transactions. The potential loss on derivative instruments may be substantially greater than the initial investment therein.

Investments in the Index may involve greater risks than if the Fund had invested in the reference obligation directly. The Fund will not engage in these transactions for speculative purposes and will use them only as a means to hedge or manage the risks associated with assets held in, or anticipated to be purchased for, the investment portfolio or obligations incurred by the Fund.

Money Market Instruments. The Fund may invest in money market instruments, which include short-term U.S. government securities, U.S. dollar-denominated, high quality commercial paper (unsecured promissory notes issued by corporations to finance their short-term credit needs), certificates of deposit, bankers’ acceptances and repurchase agreements relating to any of the foregoing, and pooled investment vehicles (for example, money market funds) that invest in these obligations. U.S. government securities include Treasury notes, bonds and bills, which are direct obligations of the U.S. government backed by the full faith and credit of the U.S. and securities issued by agencies and instrumentalities of the U.S. government, which may be guaranteed by the U.S. Treasury, may be supported by the issuer’s right to borrow from the U.S. Treasury or may be backed only by the credit of the federal agency or instrumentality itself.

U.S. Government Securities. U.S. government securities in which the Fund invests include debt obligations of varying maturities issued by the U.S. Treasury or issued or guaranteed by an agency or instrumentality of the U.S. government, including the Federal Housing Administration, Federal Financing Bank, Farmers Home Administration, Export-Import Bank of the United States, Small Business Administration, Government National Mortgage Association (GNMA), General Services Administration, Central Bank for Cooperatives, Federal Farm Credit Banks, Federal Home Loan Banks, Federal Home Loan Mortgage Corporation (FHLMC), Federal National Mortgage Association (FNMA), Maritime Administration, Tennessee Valley Authority, District of Columbia Armory Board and various institutions that previously were or currently are part of the Farm Credit System (which has been undergoing reorganization since 1987). Some U.S. government securities, such as U.S. Treasury bills, Treasury notes and Treasury bonds, which differ only in their interest rates, maturities and times of issuance, are supported by the full faith and credit of the U.S. government. Others are supported by (i) the right of the issuer to borrow from the U.S. Treasury, such as securities of the Federal Home Loan Banks; (ii) the discretionary authority of the U.S. government to purchase the agency’s obligations; or (iii) only the credit of the issuer. The U.S. government may not in the future continue to provide financial support to U.S. government agencies, authorities or instrumentalities that are not supported by the full faith and credit of the United States. To the extent the Fund invests in U.S. Government securities that are not backed by the full faith and credit of the U.S. Treasury, such investments may involve a greater risk of loss of principal and interest since the Fund must look principally or solely to the issuing or guaranteeing agency or instrumentality for repayment.

Securities guaranteed as to principal and interest by the U.S. government, its agencies, authorities or instrumentalities include (i) securities for which the payment of principal and interest is backed by an irrevocable letter of credit issued by the U.S. government or any of its agencies, authorities or instrumentalities; and (ii) participations in loans made to non-U.S. governments or other entities that are so guaranteed. The secondary market for certain of these participations is limited and therefore may be regarded as illiquid.

In September 2008, the U.S. Treasury Department placed FNMA and FHLMC into conservatorship. The companies remain in conservatorship, and the effect that this conservatorship will have on the companies’ debt and equity securities is unclear. Although the U.S. government has recently provided financial support to FNMA and FHLMC, there can be no assurance that it will support these or other government-sponsored enterprises in the future. In addition, any such government support may benefit the holders of only certain classes of an issuer’s securities.

Capital Structure Arbitrage. Capital structure arbitrage typically involves establishing long and short positions in securities (or their derivatives) at different tiers within an issuer’s capital structure in ratios designed to maintain a generally neutral overall exposure to the issuer while exploiting a pricing inefficiency. Some issuers may also have more than one class of shares or an equivalent vehicle that trades in a different market (e.g., European equities and their American Depository Receipt counterparts). This strategy seeks to profit from the disparity in prices between the various related securities in anticipation that over time all tiers and classes will become more efficiently priced relative to one another.

Pair Trades. Pair trades involve the establishment of a long position in one security and a short position in another security at the same time. A pair trade attempts to minimize the effect of larger market trends and emphasizes the performance of one security relative to another.

Special Situations. The Fund may invest in companies undergoing work-outs, liquidations, reorganizations, bankruptcies, insolvencies or other fundamental changes or similar transactions. In any investment opportunity involving any such type of special situation, there exists the risk that the contemplated transaction either will be unsuccessful, will take considerable time or will result in a distribution of cash or new securities the value of which will be less than the purchase price to the Fund of the securities or other financial instruments in respect of which such distribution is received. Similarly, if an anticipated transaction does not in fact occur, the Fund may be required to sell its investment at a loss. The consummation of such transactions can be prevented or delayed by a variety of factors, including but not limited to (i) intervention of a regulatory agency; (ii) market conditions resulting in material changes in securities prices; (iii) compliance with any applicable bankruptcy, insolvency or securities laws; and (iv) the inability to obtain adequate financing. Because there is substantial uncertainty concerning the outcome of transactions involving financially troubled companies in which the Fund intends to invest, there is a potential risk of loss by the Fund of its entire investment in such companies.

Certain Bankruptcy and Insolvency Issues. Some of the companies in which the Fund invests may be involved in a complex bankruptcy or insolvency proceeding in the United States or elsewhere. There are a number of significant risks inherent in the bankruptcy or insolvency process. The Fund cannot guarantee the outcome of any bankruptcy or insolvency proceeding.

Under U.S. bankruptcy proceedings or other insolvency proceedings, the Fund may risk taking a loss on its investment and having its claim released or discharged against the debtor and third parties. For example, under a plan of reorganization, the Fund could receive a cash distribution for less than its initial investment or receive securities or other financial instruments in exchange for its claims, which then could be discharged and released against the debtor or other third parties. In addition, under U.S. bankruptcy proceedings, a debtor can effectuate a sale of assets with a purchaser acquiring such assets free and clear of any claims or liens underlying the Fund’s investment with the Fund having only potential recourse to the proceeds of the sale.

Under certain circumstances, payments to the Fund may be reclaimed, recharacterized or avoided if any such payment or distribution is later determined by the applicable court to have been a fraudulent conveyance, fraudulent transfer, a preferential payment or otherwise subject to avoidance under applicable law. In addition, especially in the case of investments made prior to the commencement of bankruptcy proceedings, creditors can lose their ranking and priority if they exercise “domination and control” of a debtor and other creditors can demonstrate that they have been harmed by such actions.

Many events in a bankruptcy are often beyond the control of the creditors. While creditors may be given an opportunity to object to or otherwise participate in significant actions, there can be no assurance that a court in the exercise of its broad powers or discretion would not approve actions that would be contrary to the interests of the Fund as a creditor.

The duration of a bankruptcy or insolvency proceeding is difficult to predict. A creditor’s return on investment can be adversely impacted by delays while a plan of reorganization is being negotiated, approved by the creditors, confirmed by the bankruptcy court and until the plan ultimately becomes effective. Similar delays can occur while a court may be considering a sale or other restructuring transaction. In addition, the administrative costs in connection with a bankruptcy or insolvency proceeding are frequently high and will be paid out of the debtor’s estate prior to any return to unsecured creditors or equity holders. If a proceeding involves protracted or difficult litigation, or turns into a liquidation, substantial assets may be devoted to administrative costs. Also, in the early stages of the bankruptcy process, it is often difficult to estimate the extent of, or even to identify, any contingent claims that might be made. Further, certain claims that have priority by law (for example, claims for taxes) may be quite substantial.

The effect of a bankruptcy filing on or by a portfolio company may adversely and permanently affect the portfolio company. The portfolio company may lose its market position, going concern value and key employees and otherwise become incapable of restoring itself as a viable entity. If for this or any other reason the proceeding is converted to a liquidation, the liquidation value of the portfolio company may not equal the liquidation value that was believed to exist at the time of the investment.

Co-Investments. Opportunities for co-investments may arise when the Adviser or its affiliates become aware of investment opportunities that may be appropriate for the Fund and its affiliates’ other clients. The Fund will only make investments in which the

Adviser or an affiliate hold an interest to the extent permitted under the 1940 Act and SEC staff interpretations or pursuant to the terms and conditions of the exemptive order received by the Adviser and certain funds affiliated with the Fund, dated April 19, 2016. For example, exemptive relief is not required for the Fund to invest in syndicated deals and secondary loan market transactions in which the Adviser or an affiliate has an interest where price is the only negotiated point. The order applies to all “Investment Companies,” which includes future closed-end investment companies registered under the 1940 Act that are managed by the Adviser, which includes the Fund. The Fund, therefore, may in the future invest in accordance with the terms and conditions of the exemptive order. The terms and conditions of the order include, among other things: (i) that the Adviser will make an independent determination regarding the appropriateness of the investment in light of the Fund’s then-current circumstances; (ii) that the Adviser will determine the appropriate level of investment for the Fund; (iii) if the aggregate amount, including the amount proposed to be invested by other participants, exceeds the amount of the investment opportunity, the investment opportunity will be allocated among the Fund and the other participants pro rata; (iv) reporting to and approval by the Fund’s Board; and (iv) that the Fund has the right to decline participation in co-investment opportunities.

Investment opportunities that are presented to an affiliate’s other clients may be referred to the Fund and vice versa. For each such referral, the Adviser intends to independently analyze and evaluate whether the co-investment transaction is appropriate for the Fund. In addition, co-investment transactions that are recommended and approved by the Adviser will generally be subject to the review and approval by a committee consisting of independent trustees on the Fund’s Board. For each type of co-investment transaction, the Fund intends to apply a specific protocol, which will be approved by the Fund’s independent trustees and be designed to ensure the fairness to the Fund of the specific type of co-investment transaction. However, neither the Fund nor any affiliates’ other clients will be obligated to invest or co-invest when investment opportunities are referred to by the Fund or them.

Repurchases and Transfers of Shares

Repurchase Offers. The Board has adopted a resolution setting forth the Fund’s fundamental policy that it will conduct quarterly repurchase offers (the “Repurchase Offer Policy”). The Repurchase Offer Policy sets the interval between each repurchase offer at one quarter and provides that the Fund shall conduct a repurchase offer each quarter (unless suspended or postponed in accordance with regulatory requirements). The Repurchase Offer Policy also provides that the repurchase pricing shall occur not later than the 14th day after the Repurchase Request Deadline or the next business day if the 14th day is not a business day. The Fund’s Repurchase Offer Policy is fundamental and cannot be changed without shareholder approval. The Fund may, for the purpose of paying for repurchased shares, be required to liquidate portfolio holdings earlier than the Adviser would otherwise have liquidated these holdings. Such liquidations may result in losses, and may increase the Fund’s portfolio turnover.

Repurchase Offer Policy Summary of Terms.

1.

The Fund will make repurchase offers at periodic intervals pursuant to Rule 23c-3 under the 1940 Act, as that rule may be amended from time to time. Rule 23c-3 establishes requirements that closed-end funds must follow when making repurchase offers to their shareholders.

2.	The repurchase offers will be made in March, June, September and December of each year.

3.

The Fund must receive repurchase requests submitted by shareholders in response to the Fund’s repurchase offer within 21 to 42 days of the date the repurchase offer is made (or the preceding business day if the New York Stock Exchange (“NYSE”) is closed on that day), as specified by the Fund (the “Repurchase Request Deadline”).

4.

The maximum time between the Repurchase Request Deadline and the next date on which the Fund determines the NAV applicable to the purchase of shares (the “Repurchase Pricing Date”) is 14 calendar days (or the next business day if the fourteenth day is not a business day).

The Fund may not condition a repurchase offer upon the tender of any minimum amount of shares. The Fund may deduct from the repurchase proceeds only a repurchase fee that is paid to the Fund and is reasonably intended to compensate the Fund for expenses directly related to the repurchase. The repurchase fee may not exceed 2% of the proceeds. However, the Fund does not currently charge a repurchase fee. The Fund may rely on Rule 23c-3 only so long as the Board satisfies the fund governance standards defined in Rule 0-1(a)(7) under the 1940 Act.

Procedures. All periodic repurchase offers must comply with the following procedures:

Repurchase Offer Amount. Each quarter, the Fund may offer to repurchase at least 5% and no more than 25% of the Fund’s outstanding shares on the Repurchase Request Deadline (the “Repurchase Offer Amount”). The Board shall determine the quarterly Repurchase Offer Amount.

Shareholder Notification. Thirty days before each Repurchase Request Deadline, the Fund shall send to each shareholder of record and to each beneficial owner of the shares that are the subject of the repurchase offer a notification (“Shareholder Notification”) providing the following information:

1.	A statement that the Fund is offering to repurchase its shares from shareholders at NAV;

2.	Any fees applicable to such repurchase, if any;

3.	The Repurchase Offer Amount;

4.

The dates of the Repurchase Request Deadline, Repurchase Pricing Date, and the date by which the Fund must pay shareholders for any shares repurchased (which shall not be more than seven days after the Repurchase Pricing Date) (the “Repurchase Payment Deadline”);

5.	The risk of fluctuation in NAV between the Repurchase Request Deadline and the Repurchase Pricing Date, and the possibility that the Fund may use an earlier Repurchase Pricing Date;

6.	The procedures for shareholders to request repurchase of their shares and the right of shareholders to withdraw or modify their repurchase requests until the Repurchase Request Deadline;

7.	The procedures under which the Fund may repurchase such shares on a pro rata basis if shareholders tender more than the Repurchase Offer Amount;

8.	The circumstances in which the Fund may suspend or postpone a repurchase offer;

9.	The NAV of the shares computed no more than seven days before the date of the notification and the means by which shareholders may ascertain the NAV thereafter; and

10.	The market price, if any, of the shares on the date on which such NAV was computed, and the means by which shareholders may ascertain the market price thereafter.

The Fund must file a Form N-23c-3 (“Notification of Repurchase Offer’’) and three copies of the Shareholder Notification with the SEC within three business days after sending the notification to shareholders.

Notification of Beneficial Owners. Where the Fund knows that shares subject to a repurchase offer are held of record by a broker, dealer, voting trustee, bank, association or other entity that exercises fiduciary powers in nominee name or otherwise, the Fund must follow the procedures for transmitting materials to beneficial owners of securities that are set forth in Rule 14a-13 under the Securities Exchange Act of 1934.

Repurchase Requests. Repurchase requests must be submitted by shareholders by the Repurchase Request Deadline. The Fund shall permit repurchase requests to be withdrawn or modified at any time until the Repurchase Request Deadline, but shall not permit repurchase requests to be withdrawn or modified after the Repurchase Request Deadline.

Repurchase Requests in Excess of the Repurchase Offer Amount. If shareholders tender more than the Repurchase Offer Amount, the Fund may, but is not required to, repurchase an additional amount of shares not to exceed 2% of the outstanding shares of the Fund on the Repurchase Request Deadline. If the Fund determines not to repurchase more than the Repurchase Offer Amount, or if shareholders tender shares in an amount exceeding the Repurchase Offer Amount plus 2% of the outstanding shares on the Repurchase Request Deadline, the Fund shall repurchase the shares tendered on a pro rata basis. This policy, however, does not prohibit the Fund from:

1.

Accepting all repurchase requests by persons who own, beneficially or of record, an aggregate of not more than 100 shares and who tender all of their stock for repurchase, before prorating shares tendered by others, or

2.

Accepting by lot shares tendered by shareholders who request repurchase of all shares held by them and who, when tendering their shares, elect to have either (i) all or none or (ii) at least a minimum amount or none accepted, if the Fund first accepts all shares tendered by shareholders who do not make this election.

Suspension or Postponement of Repurchase Offers. The Fund shall not suspend or postpone a repurchase offer except pursuant to a vote of a majority of the Board, including a majority of the Trustees who are not interested persons of the Fund, and only:

1.	If the repurchase would cause the Fund to lose its status as a RIC under Subchapter M of the Code;

2.

If the repurchase would cause the shares that are the subject of the offer that are either listed on a national securities exchange or quoted in an inter-dealer quotation system of a national securities association to be neither listed on any national securities exchange nor quoted on any inter-dealer quotation system of a national securities association;

3.

For any period during which the NYSE or any other market in which the securities owned by the Fund are principally traded is closed, other than customary week-end and holiday closings, or during which trading in such market is restricted;

4.

For any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or

5.	For such other periods as the SEC may by order permit for the protection of shareholders of the Fund.

If a repurchase offer is suspended or postponed, the Fund shall provide notice to shareholders of such suspension or postponement. If the Fund renews the repurchase offer, the Fund shall send a new Shareholder Notification to shareholders.

Computing Net Asset Value. The Fund’s current NAV shall be computed no less frequently than weekly, and daily on the five business days preceding a Repurchase Request Deadline, on such days and at such specific time or times during the day as set by the Board. Currently, the Board has determined that the Fund’s NAV shall be determined daily following the close of the NYSE. The Fund’s NAV need not be calculated on:

1.	Days on which changes in the value of the Fund’s portfolio securities will not materially affect the current NAV of the shares;

2.	Days during which no order to purchase shares is received, other than days when the NAV would otherwise be computed; or

3.	Customary national, local, and regional business holidays described or listed in the Prospectus.

Liquidity Requirements. From the time the Fund sends a Shareholder Notification to shareholders until the Repurchase Pricing Date, a percentage of the Fund’s assets equal to at least 100% of the Repurchase Offer Amount (the “Liquidity Amount”) shall consist of assets that individually can be sold or disposed of in the ordinary course of business, at approximately the price at which the Fund has valued the investment, within a period equal to the period between a Repurchase Request Deadline and the Repurchase Payment Deadline, or of assets that mature by the next Repurchase Payment Deadline. This requirement means that individual asset must be salable under these circumstances. It does not require that the entire Liquidity Amount must be salable. In the event that the Fund’s assets fail to comply with this requirement, the Board shall cause the Fund to take such action as it deems appropriate to ensure compliance.

Liquidity Policy. The Board may delegate day-to-day responsibility for evaluating liquidity of specific assets to the Adviser, but shall continue to be responsible for monitoring the Adviser’s performance of its duties and the composition of the portfolio. Accordingly, the Board has approved this policy that is reasonably designed to ensure that the Fund’s portfolio assets are sufficiently liquid so that the Fund can comply with its fundamental policy on repurchases and comply with the liquidity requirements in the preceding paragraph.

1.	In evaluating liquidity, the following factors are relevant, but not necessarily determinative:

(a)	The frequency of trades and quotes for the security.

(b)	The number of dealers willing to purchase or sell the security and the number of potential purchasers.

(c)	Dealer undertakings to make a market in the security.

(d)	The nature of the marketplace trades (e.g., the time needed to dispose of the security, the method of soliciting offer and the mechanics of transfer).

(e)	The size of the fund’s holdings of a given security in relation to the total amount of outstanding of such security or to the average trading volume for the security.

2.

If market developments impair the liquidity of a security, the Adviser should review the advisability of retaining the security in the portfolio. The Adviser should report to the basis for its determination to retain a security at the next Board meeting.

3.	The Board shall review the overall composition and liquidity of the Fund’s portfolio on a quarterly basis.

4.	These procedures may be modified as the Board deems necessary.

Registration Statement Disclosure. The Fund’s registration statement must disclose its intention to make or consider making such repurchase offers.

Annual Report Disclosure. The Fund shall include in its annual report to shareholders the following:

1.	Disclosure of its fundamental policy regarding periodic repurchase offers.

2.	Disclosure regarding repurchase offers by the Fund during the period covered by the annual report, which disclosure shall include:

(a)	the number of repurchase offers,

(b)	the repurchase offer amount and the amount tendered in each repurchase offer,

(c)	and the extent to which in any repurchase offer the Fund repurchased stock pursuant to the procedures in paragraph (b)(5) of this section.

Advertising. The Fund, or any underwriter for the Fund, must comply, as if the Fund were an open-end company, with the provisions of Section 24(b) of the 1940 Act and the rules thereunder and file, if necessary, with the Financial Industry Regulatory Authority, Inc. (“FINRA”) or the SEC any advertisement, pamphlet, circular, form letter, or other sales literature addressed to or intended for distribution to prospective investors.

Transfers of Shares. No person may become a substituted shareholder without the written consent of the Board, which consent may be withheld for any reason in the sole and absolute discretion of the Board. Shares may be transferred only (i) by operation of law pursuant to the death, bankruptcy, insolvency or dissolution of a shareholder or (ii) with the written consent of the Board, which may be withheld in its sole and absolute discretion. The Board may, in its discretion, delegate to the Adviser its authority to consent to transfers of shares. Each shareholder and transferee is required to pay all expenses, including attorneys and accountants fees, incurred by the Fund in connection with such transfer.

MANAGEMENT OF THE FUND

The Board has overall responsibility to manage and control the business affairs of the Fund, including the complete and exclusive authority to oversee and to establish policies regarding the management, conduct and operation of the Fund’s business. The Board exercises the same powers, authority and responsibilities on behalf of the Fund as are customarily exercised by the board of directors of a registered investment company organized as a corporation. The business of the Fund is managed under the direction of the Board in accordance with the Agreement and Declaration of Trust and the Fund’s Bylaws (the “Governing Documents”), each as amended from time to time, which have been filed with the Securities and Exchange Commission and are available upon request.

The Board consists of five individuals, four of whom are not “interested persons” (as defined under the 1940 Act) of the Fund, the Adviser, or the Fund’s distributor (“Independent Trustees”). Interested Persons generally include affiliates, immediate family members of affiliates, any partner or employee of the Fund’s legal counsel, and any person who has engaged in portfolio transactions for the Fund or who has loaned the Fund money or property within the previous six months. Pursuant to the Governing Documents of the Fund, the Trustees shall elect officers including a President, a Secretary, a Treasurer, a Principal Executive Officer and a Principal Accounting Officer. The Board retains the power to conduct, operate and carry on the business of the Fund and has the power to incur and pay any expenses, which, in the opinion of the Board, are necessary or incidental to carry out any of the Fund’s purposes. The Trustees, officers, employees and agents of the Fund, when acting in such capacities, shall not be subject to any personal liability except for his or her own bad faith, willful misfeasance, gross negligence or reckless disregard of his or her duties.

Trustee Qualifications

Generally, the Fund believes that each Trustee is competent to serve because of their individual overall merits including: (i) experience, (ii) qualifications, (iii) attributes and (iv) skills.

The Fund does not believe any one factor is determinative in assessing a Trustee’s qualifications, but that the collective experience of each Trustee makes them each highly qualified.

Following is a list of the Trustees and executive officers of the Fund and their principal occupation over the last five years.

The “Highland Funds Complex,” as referred to herein consists of: the Fund, each series of Highland Funds I (“HFI”), each series of Highland Funds II (“HFII”), Highland Global Allocation Fund (“HGLB”), Highland Floating Rate Opportunities Fund (“HFRO”), NexPoint Strategic Opportunities Fund (“NHF”), NexPoint Event-Driven Fund (“NEDF”), NexPoint Real Estate Strategies Fund (“NRESF”), NexPoint Strategic Income Fund (“NSIF”), NexPoint Energy and Materials Opportunities Fund (“NEMO”), NexPoint Discount Strategies Fund (“NDSF”), NexPoint Healthcare Opportunities Fund (“NHOF”, and together with the Fund, NEDF, NRESF, NSIF, NEMO and NDSF, the “Interval Funds”), and NexPoint Capital, Inc. (the “BDC”), a closed-end management investment company that has elected to be treated as a business development company under the Investment Company Act.

Name, Date of Birth, Position(s) with the Fund and Length of Time Served, Term of Office[1] and Number of Portfolios in the Highland Funds Complex Overseen by the Trustee	Principal Occupations(s) During the Past Five Years and Other Directorships/ Trusteeships Held During the Past Five Years	Experience, Qualifications, Attributes, Skills for Board Membership During the Past Five Years
Independent Trustees
Dr. Bob Froehlich (4/28/1953) Trustee since March 2016; 3 year term (expiring at 2020 annual meeting) for the Trust. 23 funds

Retired.

Trustee of ARC Realty Finance Trust, Inc. (from January 2013 to May 2016); Director of KC Concessions, Inc. (since January 2013); Trustee of Realty Capital Income Funds Trust (from January 2014 to December 2016); Director of American Realty Capital Healthcare Trust II (from January 2013 to June 2016); Director, American Realty Capital Daily Net Asset Value Trust, Inc. (from November 2012 to July 2016); Director of American Sports Enterprise, Inc. (since January 2013); Director of Davidson Investment Advisors (from July 2009 to July 2016); Chairman and owner, Kane County Cougars Baseball Club (since January 2013); Advisory Board of Directors, Internet Connectivity Group, Inc. (from January 2014 to April 2016); Director of AXAR Acquisition Corp. (formerly AR Capital Acquisition Corp.) (from October 2014 to October 2017); Director of The Midwest League of Professional Baseball Clubs, Inc.; Director of Kane County Cougars Foundation, Inc.; Director of Galen Robotics, Inc.; Chairman and Director of FC Global Realty, Inc. (from May 2017 to June 2018); and Chairman and Director of First Capital Investment Corp. (from March 2017 to March 2018); and Director and Special Advisor to Vault Data, LLC (since February 2018).

Significant experience in the financial industry; significant managerial and executive experience; significant experience on other boards of directors, including as a member of several audit committees.

John Honis[2] (6/16/1958) Trustee since July 2013; 3 year term (expiring at 2021 annual meeting) for the Trust. 23 funds	President of Rand Advisors, LLC since August 2013; Partner of Highland Capital Management, L.P. (“HCM”) from February 2007 until his resignation in November 2014.	Significant experience in the financial industry; significant managerial and executive

Name, Date of Birth, Position(s) with the Fund and Length of Time Served, Term of Office[1] and Number of Portfolios in the Highland Funds Complex Overseen by the Trustee	Principal Occupations(s) During the Past Five Years and Other Directorships/ Trusteeships Held During the Past Five Years	Experience, Qualifications, Attributes, Skills for Board Membership During the Past Five Years
	Manager of Turtle Bay Resort, LLC (August 2011 – December 2018); Manager of American Home Patient (November 2011 to February 2016).	experience, including experience as president, chief executive officer or chief restructuring officer of five telecommunication firms; experience on other boards of directors.

Ethan Powell[3] (6/20/1975)	Trustee of Impact Shares Funds I Trust

Trustee since December 2013; Chairman of the Board since December 2013; 3 year term (expiring at 2022 annual meeting) for the Trust. 23 funds	President and Founder of Impact Shares LLC since December 2015; Trustee/Director of the Highland Funds Complex from June 2012 until July 2013 and since December 2013; Chief Product Strategist of Highland Capital Management Fund Advisors, L.P. (“HCMFA”) from 2012 until December 2015; Senior Retail Fund Analyst of HCM from 2007 until December 2015 and HCMFA from its inception until December 2015; President and Principal Executive Officer of NHF from June 2012 until May 2015; Secretary of NHF from May 2015 until December 2015; Executive Vice President and Principal Executive Officer of HFI and HFII from June 2012 until December 2015; and Secretary of HFI and HFII from November 2010 to May 2015.	Significant experience in the financial industry; significant executive experience including past service as an officer of funds in the Highland Funds Complex; significant administrative and managerial experience.

Name, Date of Birth, Position(s) with the Fund and Length of Time Served, Term of Office[1] and Number of Portfolios in the Highland Funds Complex Overseen by the Trustee	Principal Occupations(s) During the Past Five Years and Other Directorships/ Trusteeships Held During the Past Five Years	Experience, Qualifications, Attributes, Skills for Board Membership During the Past Five Years
Bryan A. Ward (2/4/1955) Trustee since May 2006 3 year term (expiring at 2022 annual meeting). 23 funds

Senior Advisor, CrossFirst Bank since April 2019; Private Investor, BW Consulting, LLC since 2014; Senior Manager, Accenture, LLP (a consulting firm) from 1991 until retirement in 2014.

Director of Equity Metrix, LLC

Significant experience on this and/or other boards of directors/trustees; significant managerial and executive experience; significant experience as a management consultant.

Interested Trustees
Dustin Norris[4] (1/6/1984) Trustee since February 2018; Executive Vice President since April 2019; Nominee for 3 year term expiring at 2021 annual meeting. 23 funds

Head of Distribution and Chief Product Strategist at NexPoint since March 2019; President of NexPoint Securities, Inc. (formerly, Highland Capital Funds Distributor, Inc.) since April 2018; Head of Distribution at HCMFA from November 2017 until March 2019; Secretary of HFRO, GAF, HFI and HFII from October 2017 until April 2019; Assistant Secretary of HFRO and GAF II from August 2017 to October 2017; Chief Product Strategist at HCMFA from September 2015 to March 2019; Director of Product Strategy at HCMFA from May 2014 to September 2015; Assistant Secretary of HFI and HFII from March 2017 to October 2017; Secretary of NHF from December 2015 until April 2019; Assistant Treasurer of NexPoint Real Estate Advisors, L.P. since May 2015; Assistant Treasurer of NexPoint Real Estate Advisors II, L.P. since June 2016; Assistant Treasurer of HFI and HFII from November 2012 to March 2017; Assistant Treasurer of NHF from November 2012 to December 2015; Secretary of the BDC from 2014 until April 2019; and Secretary of the Interval Funds from March 2016 until April 2019.

None

Significant experience in the financial industry; significant managerial and executive experience, including experience as an officer of the Highland Funds Complex since 2012.

[1]

On an annual basis, as a matter of Board policy, the Governance and Compliance Committee reviews each Trustee’s performance and determines whether to extend each such Trustee’s service for another year. Effective June 2013, the Board adopted a retirement policy wherein the Governance and Compliance Committee shall not recommend the continued service as a Trustee of a Board member who is older than 80 years of age at the time the Governance and Compliance Committee reports its findings to the Board.

[2]

Since May 1, 2015, Mr. Honis has been treated as an Independent Trustee of the Trust. Prior to that date, Mr. Honis was treated as an Interested Trustee because he was a partner of an investment adviser affiliated with the Adviser until his resignation in November 2014. As of May 31, 2019, Mr. Honis was entitled to receive aggregate severance and/or deferred compensation payments of approximately $390,000 from another affiliate of the Adviser. In addition, Mr. Honis serves as a trustee of a trust that owns substantially all of the economic interest in an investment adviser affiliated with the Adviser. Mr. Honis indirectly receives an asset-based fee in respect of such interest, which is projected to range from $450,000-$550,000 annually. Additionally, an investment adviser controlled by Mr. Honis has entered into a shared services arrangement with an affiliate of the Adviser, pursuant to which the affiliate provides back office support in exchange for approximately $50,000 per quarter. The affiliated adviser was paid $147,000 and $208,000 in 2017 and 2018, respectively. In light of these relationships between Mr. Honis and affiliates of the Adviser, it is possible that the SEC might in the future determine Mr. Honis to be an interested person of the Trust.

[3]	Prior to December 8, 2017, Mr. Powell was treated as an Interested Trustee of the Fund for all purposes other than compensation and the Trust’s code of ethics.
[4]	On February 7, 2018, Mr. Norris was appointed as an Interested Trustee of the Trust.

Officers*

Name, Date of Birth, Position(s) held with the Trust and Length of Time Served, Term of Office	Principal Occupations(s) During the Past Five Years
James Dondero (6/29/1962) President and Principal Executive Officer since May 2015; Indefinite Term	President of HCM, which he co-founded in 1993; Chairman of the Board of NexPoint Residential Trust, Inc. since May 2015; Portfolio Manager of NHF; GAF; Highland Energy MLP Fund, Highland Small-Cap Equity Fund and Highland Premier Growth Equity Fund (each a series of HFII); Highland Opportunistic Credit Fund (series of HFI); the BDC; and the Interval Funds.

Frank Waterhouse (4/14/1971) Treasurer since May 2015; Principal Financial Officer and Principal Accounting Officer since October 2017; Principal Executive Officer since February 2018; Indefinite Term	Partner and Chief Financial Officer of HCM; Treasurer of the Highland Funds Complex since May 2015.

Clifford Stoops (11/17/1970) Assistant Treasurer since March 2017; Indefinite Term	Chief Accounting Officer at HCM; Assistant Treasurer of the Highland Funds Complex since March 2017.

Jason Post (1/9/1979) Chief Compliance Officer since September 2015; Indefinite Term	Chief Compliance Officer for HCMFA and NexPoint since September 2015; Chief Compliance Officer and Anti-Money Laundering Officer of the Highland Funds Complex since September 2015. Prior to his current role at HCMFA and NexPoint, Mr. Post served as Deputy Chief Compliance Officer and Director of Compliance for HCM.

Dustin Norris (1/6/1984) Executive Vice President since April 2019; Indefinite Term Trustee since February 2018	Head of Distribution and Chief Product Strategist at NexPoint since March 2019; President of NexPoint Securities, Inc. since April 2018; Head of Distribution at HCMFA from November 2017 until March 2019; Chief Product Strategist at HCMFA from September 2015 to March 2019; Director of Product Strategy at HCMFA from May 2014 to September 2015; Officer of the Highland Funds Complex since November 2012.

Name, Date of Birth, Position(s) held with the Trust and Length of Time Served, Term of Office	Principal Occupations(s) During the Past Five Years
Lauren Thedford (1/7/1989) Secretary since April 2019; Indefinite Term	Associate General Counsel at HCM since September 2017; In-House Counsel at HCM from January 2015 until September 2017; Secretary of the Highland Funds Complex since April 2019.

*	The address for each Trustee and Officer is c/o NexPoint Advisors, L.P., 300 Crescent Court, Suite 700, Dallas, Texas 75201.

Board Committees

Audit and Qualified Legal Compliance Committee. Audit and Qualified Legal Compliance Committee. The members of the Audit and Qualified Legal Compliance Committee are Dr. Froehlich and Messrs. Powell and Ward, each of whom is independent for purposes of the 1940 Act. Mr. Ward serves as Chairman of the Audit and Qualified Legal Compliance Committee. The Audit and Qualified Legal Compliance Committee is responsible for approving the Fund’s independent accountants, reviewing with the Fund’s independent accountants the plans and results of the audit engagement, approving professional services provided by the Fund’s independent accountants, reviewing the independence of the Fund’s independent accountants and reviewing the adequacy of the Fund’s internal accounting controls. The Audit and Qualified Legal Compliance Committee is charged with compliance with Rules 205.2(k) and 205.3(c) of Title 17 of the Code of Federal Regulations regarding alternative reporting procedures for attorneys representing the Corporation who appear and practice before the SEC on behalf of the Fund. The Audit and Qualified Legal Compliance Committee is also responsible for aiding the Board in fair value pricing debt and equity securities that are not publicly traded or for which current market values are not readily available. The Board and Audit and Qualified Legal Compliance Committee will use the services of one or more independent valuation firms to help them determine the fair value of these securities. In addition, each member of the Audit and Qualified Legal Compliance Committee meets the current independence and experience requirements of Rule 10A-3 under the Exchange Act. The Audit Committee is also responsible for reviewing and setting Independent Trustee compensation from time to time when considered necessary or appropriate. During the fiscal year ended December 31, 2018, the Audit Committee held five meetings.

The Governance and Compliance Committee. The Fund’s Governance and Compliance Committee’s function is to oversee and make recommendations to the full Board or the Independent Trustees, as applicable, with respect to the governance of the Fund, selection and nomination of Trustees, compensation of Trustees, and related matters, as well as to oversee and assist Board oversight of the Fund’s compliance with legal and regulatory requirements and to seek to address any potential conflicts of interest between the Fund and the Adviser in connection with any potential or existing litigation or other legal proceeding related to securities held by the Fund and the Adviser or another client of the Adviser. The Governance and Compliance Committee is also responsible for at least annually evaluating each Trustee and determining whether to recommend each Trustee’s continued service in that capacity. The Governance and Compliance Committee will consider recommendations for Trustee nominees from shareholders sent to the Secretary of the Fund, 300 Crescent Court, Suite 700, Dallas, Texas 75201. A nomination submission must include all information relating to the recommended nominee that is required to be disclosed in solicitations or proxy statements for the election of Trustees, as well as information sufficient to evaluate the recommended nominee’s ability to meet the responsibilities of a Trustee of the Fund. Nomination submissions must be accompanied by a written consent of the individual to stand for election if nominated by the Board and to serve if elected by the shareholders, and such additional information must be provided regarding the recommended nominee as reasonably requested by the Governance and Compliance Committee. The Governance and Compliance Committee is currently comprised of Dr. Froehlich and Messrs. Honis, Ward and Powell, each of whom is independent for purposes of the 1940 Act. Mr. Powell serves as the Chairman of the Governance and Compliance Committee. Prior to the February 28, 2019-March 1, 2019 Board Meeting, the Governance and Compliance Committee was divided into the Governance Committee and the Compliance Committee, which met two and three times, respectively, during the fiscal year ended December 31, 2018.

The Distribution and Alternatives Oversight Committee.

The members of the Distribution and Alternatives Oversight Committee are Dr. Froehlich and Messrs. Honis, Ward, Norris and Powell. Dr. Froehlich serves as Chairman of the Distribution and Alternatives Oversight Committee. The Distribution and Alternatives Oversight Committee is responsible for reviewing arrangements with financial intermediaries who provide service to the Fund, including Fund payments to financial intermediaries, and for overseeing any funds that, in the Board’s determination, employ alternative investment strategies. Prior to the February 28, 2019-March 1, 2019 Board Meeting, the Distribution and Alternatives Oversight Committee was divided into the Distribution Oversight Committee and the Alternatives Oversight Committee, each of which met two times during the fiscal year ended December 31, 2018.

Board Leadership Structure

The Fund is led by Ethan Powell, who has served as the Chairman of the Board since March 2016. Under certain 1940 Act governance guidelines that apply to the Fund, the Independent Trustees will meet in executive session, at least quarterly. Under the Fund’s governing documents, the Chairman of the Board is responsible for (a) presiding at board meetings, (b) calling special meetings on an as-needed basis, (c) execution and administration of Fund policies including (i) setting the agendas for board meetings and (ii) providing information to board members in advance of each board meeting and between board meetings. The Fund believes that the Chairman, and, as an entity, the full Board, provide effective leadership that is in the best interests of the Fund and each shareholder.

The Board periodically reviews its leadership structure, including the role of the Chairman. The Board also completes an annual self- assessment during which it reviews its leadership and Committee structure and considers whether its structure remains appropriate in light of the Fund’s current operations. The Board believes that its leadership structure, including the current percentage of the Board who are Independent Trustees is appropriate given its specific characteristics. These characteristics include: (i) the extent to which the work of the Board is conducted through the standing committees, each of whose meetings are chaired by an Independent Trustee; (ii) the extent to which the Independent Trustees meet as needed, together with their independent legal counsel, in the absence of members of management and any member of the Board who is considered an “interested person” of the Fund; and (iii) Mr. Honis’ previous position with an affiliate of the Adviser enhance the Board’s understanding of the operations of the Adviser.

Board Oversight of Risk Management

The Board’s role is one of oversight, rather than active management. This oversight extends to the Fund’s risk management processes. These processes are embedded in the responsibilities of officers of, and service providers to, the Fund. For example, the Investment Adviser and other service providers to the Fund are primarily responsible for the management of the Fund’s investment risks. The Board has not established a formal risk oversight committee. However, much of the regular work of the Board and its standing Committees addresses aspects of risk oversight. For example, the Trustees seek to understand the key risks facing the Fund, including those involving conflicts of interest; how management identifies and monitors these risks on an ongoing basis; how management develops and implements controls to mitigate these risks; and how management tests the effectiveness of those controls.

In the course of providing that oversight, the Board will receive a wide range of reports on the Fund’s activities from the Adviser and other service providers, including reports regarding the Fund’s investment portfolio, the compliance of the Fund with applicable laws, and the Fund’s financial accounting and reporting. The Board will also meet periodically with the Fund’s Chief Compliance Officer to receive reports regarding the compliance of the Fund with the federal securities laws and the Fund’s internal compliance policies and procedures and meets with the Fund’s Chief Compliance Officer periodically, including at least annually, to review the Chief Compliance Officer’s annual report. The Board’s Audit and Qualified Legal Compliance Committee will also meet regularly with the Chief Financial Officer and Treasurer and the Fund’s independent public accounting firm to discuss, among other things, the internal control structure of the Fund’s financial reporting function. The Board will also meet periodically with the portfolio manager of the Fund to receive reports regarding the management of the Fund, including its investment risks.

The Board recognizes that not all risks that may affect the Fund can be identified, that it may not be practical or cost-effective to eliminate or mitigate certain risks, that it may be necessary to bear certain risks (such as investment-related risks) to achieve the Fund’s goals, that reports received by the Trustees with respect to risk management matters are typically summaries of the relevant information, and that the processes, procedures and controls employed to address risks may be limited in their effectiveness. As a result of the foregoing and other factors, risk management oversight by the Board and by the Committees is subject to substantial limitations.

Trustee Ownership

The following table indicates the dollar range of equity securities that each Trustee beneficially owned in the Fund and the aggregate dollar range of equity securities owned by the Trustees in all funds overseen by the Trustees in the Highland Funds Complex as of December 31, 2018.

Name of Trustee	Dollar Range of Equity Securities in the Fund	Aggregate Dollar Range of Equity Securities(1) Owned in All Funds of the Highland Funds Complex Overseen by Trustee(2)
Interested Trustees
Dustin Norris(6)	None	Over $100,000

Independent Trustees
Dr. Bob Froehlich	None	Over $100,000
John W. Honis(3)	None	None
Timothy K. Hui(4)	None	Over $100,000
Ethan Powell(5)	None	Over $100,000
Bryan A. Ward	None	Over $100,000

(1)	Based on market value as of December 31, 2018.
(2)	Dollar ranges are as follows: None, $1-$10,000, $10,001-$50,000, $50,001-$100,000 and over $100,000.
(3)	Effective May 1, 2015, Mr. Honis is treated as an Independent Trustee of the Fund.
(4)

Effective March 31, 2019, Mr. Hui resigned as an Independent Trustee of the Trust. Mr. Hui’s resignation was related to a reduction in the size of the Board to five members. There were no material conflicts, disagreements or other issues between

Mr. Hui, the Board of Trustees or HCMFA.

(5)	Prior to December 8, 2017, Mr. Powell was treated as an Interested Trustee of the Fund for all purposes other than compensation and the Fund’s code of ethics.
(6)	On February 7, 2019, Mr. Norris was appointed as an Interested Trustee of the Fund.

Compensation

The executive officers of the Fund and the trustee who is considered an “interested person” of the Fund (as defined in the 1940 Act) receive no direct remuneration from the Fund. Each Independent Trustee receives an annual retainer of $150,000 payable in quarterly installments and allocated among each portfolio in the Highland Funds Complex based on relative net assets. Independent Trustees are reimbursed for actual out-of-pocket expenses relating to attendance at meetings; however, the Chairman of the Board and the Chairman of the Audit Committee each receive an additional payment of $10,000 payable in quarterly installments and allocated among each portfolio in the Highland Funds Complex based on relative net assets. The Independent Trustees do not receive any separate compensation in connection with service on Committees or for attending Board or Committee Meetings. The Trustees do not have any pension or retirement plan.

The table below details the amount of compensation the Trustees are expected to receive from the Fund during the current fiscal year. The Fund does not have a bonus, profit sharing, pension or retirement plan.

Name and Position	Aggregate Compensation From the Fund	Pension or Retirement Benefits Accrued as Part of Fund Expenses	Estimated Annual Benefits Upon Retirement	Total Compensation From the Highland Funds Complex Paid to Trustees
Interested Trustees
Dustin Norris(1)	N/A	N/A	N/A	N/A

Independent Trustees
Dr. Bob Froehlich	$0	$0	$0	$150,000
John W. Honis(2)	$0	$0	$0	$150,000
Timothy K. Hui (3)	$0	$0	$0	$150,000
Ethan Powell(4, 5)	$0	$0	$0	$160,000
Bryan A. Ward(5)	$0	$0	$0	$160,000

(1)	On February 7, 2019, Mr. Norris was appointed as an Interested Trustee of the Fund.
(2)	Effective May 1, 2015, Mr. Honis is treated as an Independent Trustee of the Fund.
(3)

Effective March 31, 2019, Mr. Hui resigned as an Independent Trustee of the Trust. Mr. Hui’s resignation was related to a reduction in the size of the Board to five members. There were no material conflicts, disagreements or other issues between

Mr. Hui, the Board of Trustees or HCMFA.

(4)	Prior to December 8, 2017, Mr. Powell was treated as an Interested Trustee of the Fund for all purposes other than compensation and the Fund’s code of ethics.
(5)	Effective December 31, 2018, the Board approved an aggregate compensation increase of $10,000 payable to each of the Chairman of the Board and the Chairman of the Audit Committee.

CODES OF ETHICS

The Fund and the Adviser have adopted codes of ethics under Rule 17j-1 of the 1940 Act. These codes permit personnel subject to the codes to invest in securities, including securities that may be purchased or held by the Fund. These codes can be reviewed and copied at the Commission’s Public Reference Room in Washington, D.C. Information on the operation of the Public Reference Room may be obtained by calling the Commission at 202-551-8090. The codes of ethics are available on the EDGAR Database on the Commission’s web site (www.sec.gov), and copies of these codes may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the Commission’s Public Reference Section, Washington, D.C. 20549-0102.

PROXY VOTING POLICIES AND PROCEDURES

The Board has delegated the voting of proxies for Fund securities to the Adviser pursuant to the Adviser’s proxy voting policies and procedures. Under these policies and procedures, the Adviser will vote proxies related to Fund securities in the best interests of the Fund and its shareholders. A copy of the Adviser’s proxy voting policies and procedures is attached as Appendix A to this Statement of Additional Information. The Fund’s proxy voting record for the most recent 12-month period ended June 30 is available (i) without charge, upon request, by calling (844) 485-9167 and (ii) on the Commission’s web site (www.sec.gov).

CONTROL PERSONS AND PRINCIPAL HOLDERS

A principal shareholder is any person who owns (either of record or beneficially) 5% or more of the outstanding shares of a fund. A control person is one who owns, either directly or indirectly more than 25% of the voting securities of a company or acknowledges the existence of control. A control person may be able to determine the outcome of a matter put to a shareholder vote.

As of March 31, 2019, the name, address and percentage of ownership of each entity or person that owned of record or beneficially 5% or more of the outstanding shares of the Fund were as follows:

Shares of Beneficial Interest
Name & Address	Percentage of Fund’s Outstanding Shares
NexPoint Advisors, L.P. 300 Crescent Court, Suite 700 Dallas, Texas 75201	100%

As of March 31, 2019, as a result of Mr. Dondero’s controlling interest in the Adviser, the Trustees and officers beneficially owned approximately 100% of the Fund’s outstanding shares.

INVESTMENT ADVISORY AND OTHER SERVICES

The Adviser

NexPoint Advisors, L.P., which serves as Adviser to the Fund, is registered with the SEC as an investment adviser under the Advisers Act and is an affiliate of Highland. The Adviser also externally manages NHF, a registered closed-end fund whose shares trade on the NYSE; NexPoint Capital, Inc., a non-traded BDC; NRESF and NHOF, registered closed-end funds that operate as interval funds; and the following registered closed-end funds that intend to operate as interval funds but have not yet commenced operations: NDSF, NEMO, NSIF and NEDF. HCMFA, an affiliate of the Adviser, manages HFRO and HGLB, registered closed-end funds whose shares trade on the NYSE. The Adviser’s senior management team has experience across private lending, private equity, real estate investing and other investment strategies. Collectively, the Adviser’s affiliates manage approximately $10.0 billion in assets as of January 31, 2019.

Pursuant to the Investment Advisory Agreement with the Fund, the Adviser will be entitled to receive a monthly fee at the annual rate of 1.25% of the Fund’s Daily Gross Assets. “Daily Gross Assets” is the amount equal to total assets, less any liabilities, but excluding liabilities evidencing leverage.

A discussion regarding the basis for the Board’s initial approval of the Fund’s Investment Advisory Agreement will be available in the Fund’s initial semi-annual report or annual report, whichever comes first, to shareholders.

The Adviser and the Fund have entered into an expense limitation and reimbursement agreement (the “Expense Limitation Agreement”) under which the Adviser has agreed contractually to waive its fees and to pay, absorb or reimburse the ordinary operating expenses of the Fund (including organizational and offering expenses, but excluding: (i) distribution and shareholder servicing fees, interest, taxes, dividend expenses on short sales, brokerage commissions and other transaction costs, and other expenditures which are capitalized in accordance with generally accepted accounting principles; (ii) expenses incurred indirectly by the Fund as a result of investments in other investment companies and pooled investment vehicles; (iii) other expenses attributable to, and incurred as a result of, the Fund’s investments; (iv) expenses payable by the Fund under any Sub-Administration Agreement; and (v) litigation expenses and extraordinary expenses not incurred in the ordinary course of the Fund’s business), to the extent that they exceed 1.75% per annum of the Fund’s average Daily Gross Assets (the “Expense Limitation”). If the Fund incurs expenses excluded from the Expense Limitation Agreement, the Fund’s expense ratio would be higher and could exceed the Expense Limitation. In consideration of the Adviser’s agreement to limit the Fund’s expenses, the Fund has agreed to repay the Adviser in the amount of any fees waived and Fund expenses paid or absorbed (other than organizational and initial offering expenses, which are those expenses incurred by the Fund prior to the commencement of the offering of Fund shares) to the extent that: (1) the reimbursement for fees and expenses will be made only if payable not more than three years from the date on which such fees are foregone or expenses are incurred by the Adviser; and (2) such recoupment does not cause the Fund’s ordinary operating expenses plus recoupment to exceed the Expense Limitation in effect at the time the expenses were paid or waived or any expense limitation in effect at the time of recoupment. The Expense Limitation Agreement will remain in effect at least until one year after the date of the prospectus, unless and until the Board approves its modification or termination. The Expense Limitation Agreement may be terminated only by the Board. After the expiration of the Expense Limitation Agreement, the agreement may be renewed at the discretion of the Adviser and the Board. See “Management of the Fund.”

Conflicts of Interest

The Adviser currently or in the future may provide investment advisory and other services, directly and through affiliates, to various affiliated entities and accounts other than the Fund (“Adviser Accounts”). The Fund has no interest in these activities. The Adviser and the investment professionals, who on behalf of the Adviser provide investment advisory services to the Fund, are engaged in substantial activities other than on behalf of the Fund, may have differing economic interests in respect of such activities, and may have conflicts of interest in allocating their time and activity between the Fund and the Adviser Accounts. Such persons devote only so much time to the affairs of the Fund as in their judgment is necessary and appropriate.

Although the Adviser anticipates that the Underlying Fund managers will follow practices similar to those described below, no guarantee or assurances can be made that similar practices will be followed or that an Underlying Fund manager will abide by, and comply with, its stated practices. An Underlying Fund manager may provide investment advisory and other services, directly or through affiliates, to various affiliated entities and accounts other than the Underlying Fund.

Participation in Investment Opportunities

Directors, principals, officers, employees and affiliates of the Adviser may buy and sell securities or other investments for their own accounts and may have actual or potential conflicts of interest with respect to investments made on behalf of the Fund or an Underlying Fund in which the Fund invests. As a result of differing trading and investment strategies or constraints, positions may be taken by directors, principals, officers, employees and affiliates of the Adviser, or by the Adviser for the Adviser Accounts that are the same as, different from or made at a different time than, positions taken for the Fund or an Underlying Fund.

Shareholder Service Expenses

The Fund has adopted a “Shareholder Servicing Plan and Agreement” (the “Plan”) under which the Fund may compensate financial industry professionals for providing ongoing services in respect of clients with whom they have distributed shares of the Fund. The Plan operates in a manner consistent with Rule 12b-1 under the 1940 Act, which regulates the manner in which an open-end investment company may directly or indirectly bear the expenses of distributing its shares. Although the Fund is not an open-end investment company, it has undertaken to comply with the terms of Rule 12b-1 as a condition of an exemptive order under the 1940 Act which permits it to have a multi-class structure, contingent deferred sales charges (“CDSCs”) and distribution and shareholder servicing fees. Such services may include electronic processing of client orders, electronic fund transfers between clients and the Fund, account reconciliations with the Fund’s transfer agent, facilitation of electronic delivery to clients of Fund documentation, monitoring client accounts for back-up withholding and any other special tax reporting obligations, maintenance of books and records with respect to the foregoing, and such other information and liaison services as the Fund or the Adviser may reasonably request. Under the Shareholder Servicing Plan and Agreement, the Fund may incur expenses on an annual basis equal to 0.25% of its average daily net assets of Class A, Class C and Class L shares.

In addition to payments under the Plan, from time to time the Fund may pay broker-dealers and other intermediaries’ account-based fees for networking and account maintenance. In addition, the Adviser and/or the Distributor may, from time to time, at their own expense out of the revenues they receive from the Fund and/or its own financial resources, make cash payments to broker-dealers and other financial intermediaries (directly and not as an expense of a Fund) as an incentive to sell shares of the Fund and/or to promote retention of customer assets in the Fund. Such cash payments may be calculated on sales of shares of the Fund (“Sales-Based Payments”) or on the average daily net assets of the Fund attributable to that particular broker-dealer or other financial intermediary (“Asset-Based Payments”). Each of the Adviser and/or the Distributor may agree to make such cash payments to a broker-dealer or other financial intermediary in the form of either or both Sales-Based Payments and Asset-Based Payments.

The Adviser and/or the Distributor may also make other cash payments to broker-dealers or other financial intermediaries in addition to or in lieu of Sales-Based Payments and Asset-Based Payments, in the form of payment for travel expenses, including lodging, incurred in connection with trips taken by qualifying registered representatives of those broker-dealers or other financial intermediaries and their families to places within or outside the United States; meeting fees; entertainment; transaction processing and transmission charges; advertising or other promotional expenses; allocable portions, based on shares of the Fund sold, of salaries and bonuses of registered representatives of an affiliated broker-dealer or other financial intermediary that is a financial advisor; or other expenses as determined in the Adviser or the Distributor’s discretion, as applicable. In certain cases these other payments could be significant to the broker-dealers or other financial intermediaries. Any payments described above will not change the price paid by investors for the purchase of the shares of the Fund, the amount that the Fund will receive as proceeds from such sales, or the amounts payable under the Plan.

PORTFOLIO MANAGER

James Dondero will serve as the portfolio manager and will be primarily responsible for the day-to-day management of the Fund.

Mr. Dondero is the founder and President NexPoint and co-founder and President of Highland Capital Management, L.P. (“Highland”) (an alternative asset manager specializing in high-yield fixed income investments) and founder and President of the Adviser. Mr. Dondero has over 30 years of experience in the credit and equity markets. Prior to founding Highland and the Adviser, Mr. Dondero served as Chief Investment Officer of Protective Life’s GIC subsidiary and helped grow the business from concept to over $2 billion between 1989 and 1993. His portfolio management experience includes mortgage-backed securities, investment grade corporates, leveraged bank loans, high-yield bonds, emerging market debt, derivatives, preferred stocks and common stocks. From 1985 to 1989, Mr. Dondero managed approximately $1 billion in fixed income funds for American Express. Prior to American Express, he completed his financial training at Morgan Guaranty Trust Company. Mr. Dondero is a Beta Gamma Sigma graduate of the University of Virginia (1984) with degrees in Accounting and Finance. Mr. Dondero has earned the right to use the Chartered Financial Analyst designation. Mr. Dondero is a Certified Public Accountant and a Certified Management Accountant. Mr. Dondero currently serves as Chairman for NexBank and serves on the Board of Directors of American Banknote Corporation, Cornerstone Healthcare Group, TexMark Timber Treasury, L.P., Jernigan Capital, Inc. and Metro-Goldwyn-Mayer.

As of the date of this SAI, the portfolio manager owned no Fund shares.1

[1]

Mr. Dondero controls NexPoint Advisors GP, LLC, the general partner of the Adviser. Through his control of NexPoint Advisors GP, LLC, Mr. Dondero may be viewed as having voting and dispositive power over all of the shares of the Fund’s common stock directly owned by the Adviser. As of the date of this SAI, the Adviser owned zero shares of the Fund.

Compensation of Portfolio Manager

The Fund’s financial arrangements with its portfolio manager, its competitive compensation and its career path emphasis at all levels reflect the value senior management places on key resources. Compensation may include a variety of components and may vary from year to year based on a number of factors, including the pre-tax relative performance of the portfolio manager’s underlying account, the pre-tax combined performance of the portfolio manager’s underlying accounts, and the pre-tax relative performance of the portfolio manager’s underlying accounts measured against other employees.

The principal components of compensation include a base salary, a discretionary bonus and various retirement benefits.

Base compensation. Generally, the portfolio manager will receive base compensation based on his seniority and/or position with the Fund, which may include the amount of assets supervised and other management roles within the Fund. Base compensation is determined by taking into account current industry norms and market data to ensure that the Fund pays a competitive base compensation.

Discretionary compensation. In addition to base compensation, the portfolio manager may receive discretionary compensation, which can be a substantial portion of total compensation. Discretionary compensation can include a discretionary cash bonus paid to recognize specific business contributions and to ensure that the total level of compensation is competitive with the market, as well as participation in incentive plans, including one or more of the following:

Because the portfolio manager’s compensation is based on his individual performance, the Fund does not have a typical percentage split among base salary, bonus and other compensation. Senior portfolio managers who perform additional management functions may receive additional compensation in these other capacities. Compensation is structured such that key professionals benefit from remaining with the Fund.

While such services are useful and important in supplementing its own research and facilities, the Adviser believes the value of such services is not determinable and does not significantly reduce its expenses. Any research or other benefits received by the Adviser from a broker-dealer, for transactions where the Fund will be “paying-up”, will qualify for the safe harbor provisions under Section 28(e) of the Securities Exchange Act of 1934.

As of December 31, 2018, the portfolio manager was responsible for the management of the following types of accounts in addition to the Fund:

James Dondero

Other Accounts By Type	Total Number of Accounts	Total Assets By Account Type (in millions)	Number of Accounts Subject to a Performance Fee	Assets Subject to a Performance Fee (in millions)
Registered Investment Companies	12	$2,95	1	$99
Other Pooled Investment Vehicles	2	$780	2	$780
Other Accounts	0	$0	0	$0

Distributor

NexPoint Securities, Inc. (formerly, Highland Capital Funds Distributor, Inc.) (the “Distributor”), located at 300 Crescent Court, Suite 700, Dallas, Texas 75201, serves as the Fund’s principal underwriter and acts as the distributor of the Fund’s shares on a reasonable efforts basis, subject to various conditions.

ALLOCATION OF BROKERAGE

Specific decisions to purchase or sell securities for the Fund are made by the portfolio manager who is an employee of the Adviser. The Adviser is authorized by the Trustees to allocate the orders placed on behalf of the Fund to brokers or dealers who may, but need not, provide research or statistical material or other services to the Fund or the Adviser for the Fund’s use. Such allocation is to be in such amounts and proportions as the Adviser may determine.

In selecting a broker or dealer to execute each particular transaction, the Adviser will take the following into consideration:

•	the best net price available;

•	the reliability, integrity and financial condition of the broker or dealer;

•	the size of and difficulty in executing the order; and

•	the value of the expected contribution of the broker or dealer to the investment performance of the Fund on a continuing basis.

Brokers or dealers executing a portfolio transaction on behalf of the Fund may receive a commission in excess of the amount of commission another broker or dealer would have charged for executing the transaction if the Adviser determines in good faith that such commission is reasonable in relation to the value of brokerage and research services provided to the Fund. In allocating portfolio brokerage, the Adviser may select brokers or dealers who also provide brokerage, research and other services to other accounts over which the Adviser exercises investment discretion. Some of the services received as the result of Fund transactions may primarily benefit accounts other than the Fund, while services received as the result of portfolio transactions effected on behalf of those other accounts may primarily benefit the Fund. While such services are useful and important in supplementing its own research and facilities, the Adviser believes the value of such services is not determinable and does not significantly reduce its expenses. Any research or other benefits received by the Adviser from a broker-dealer, for transactions where the Fund will be “paying-up”, will qualify for the safe harbor provisions under Section 28(e) of the Securities Exchange Act of 1934.

Affiliated Party Transactions

The Adviser and its affiliates will not purchase securities or other property from, or sell securities or other property to, the Fund, except that the Fund may in accordance with rules under the 1940 Act engage in transactions with accounts that are affiliated with the Fund as a result of common officers, directors, advisers, members, managing general partners or common control. These transactions would be effected in circumstances pursuant to policies adopted by the Trustees pursuant to Rule 17a-7 under the 1940 Act, in which the Adviser determined that it would be appropriate for the Fund to purchase and another client to sell, or the Fund to sell and another client to purchase, the same security or instrument on the same day.

If the Adviser places Fund trades through an affiliated broker, the trades will be executed under a policy adopted by the Trustees pursuant to Section 17(e) and Rule 17(e)(1) under the 1940 Act which places limitations on the securities transactions effected through affiliates. The policy of the Fund with respect to brokerage is reviewed by the Trustees from time to time. Because of the possibility of further regulatory developments affecting the securities exchanges and brokerage practices generally, the foregoing practices may be modified.

TAX STATUS

The following discussion is general in nature and should not be regarded as an exhaustive presentation of all possible tax ramifications. All shareholders should consult a qualified tax adviser regarding their investment in the Fund.

The Fund intends to elect to be treated and to qualify as a RIC under Subchapter M of the Code, which requires compliance with certain requirements concerning the sources of its income, diversification of its assets, and the amount and timing of its distributions to shareholders. Such qualification does not involve supervision of management or investment practices or policies by any government agency or bureau. By so qualifying, the Fund should not be subject to federal income or excise tax on its net investment income or net capital gain, which are distributed to shareholders in accordance with the applicable timing requirements. Net investment income and net capital gain of the Fund will be computed in accordance with Section 852 of the Code. Net investment income is made up of dividends and interest less expenses. Net capital gain for a fiscal year is computed by taking into account any capital loss carryforward of the Fund.

The Fund intends to distribute all of its net investment income, any excess of net short-term capital gains over net long-term capital losses, and any excess of net long-term capital gains over net short-term capital losses in accordance with the timing requirements imposed by the Code and therefore should not be required to pay any federal income or excise taxes. Distributions of net investment income will be made quarterly and net capital gain will be made after the end of each fiscal year, and no later than December 31 of each year. Both types of distributions will be in shares of the Fund unless a shareholder elects to receive cash.

To be treated as a RIC under Subchapter M of the Code, the Fund must also (a) derive at least 90% of its gross income from dividends, interest, payments with respect to securities loans, net income from certain publicly traded partnerships and gains from the sale or other disposition of securities or foreign currencies, or other income (including, but not limited to, gains from options, futures or forward contracts) derived with respect to the business of investing in such securities or currencies, and (b) diversify its holdings so that, at the end of each fiscal quarter, (i) at least 50% of the market value of the Fund’s assets is represented by cash, U.S. government securities and securities of other RICs, and other securities (for purposes of this calculation, generally limited in respect of any one issuer, to an amount not greater than 5% of the market value of the Fund’s assets and 10% of the outstanding voting securities of such issuer) and (ii) not more than 25% of the value of its assets is invested in the securities of (other than U.S. government securities or the securities of other RICs) any one issuer, two or more issuers which the Fund controls and which are determined to be engaged in the same or similar trades or businesses, or the securities of certain publicly traded partnerships.

If the Fund fails to qualify as a RIC under Subchapter M in any fiscal year, it will be treated as a corporation for federal income tax purposes. As such, the Fund would be required to pay income taxes on its net investment income and net realized capital gains, if any, at the applicable corporate income tax rate. Shareholders of the Fund generally would not be liable for income tax on the Fund’s net investment income or net realized capital gains in their individual capacities. Distributions to shareholders, whether from the Fund’s net investment income or net realized capital gains, would be treated as taxable dividends to the extent of current or accumulated earnings and profits of the Fund.

The Fund is subject to a 4% nondeductible excise tax on certain undistributed amounts of ordinary income and capital gain under a prescribed formula contained in Section 4982 of the Code. The formula requires payment to shareholders during a calendar year of distributions representing at least 98% of the Fund’s ordinary income for the calendar year and at least 98.2% of its capital gain net income (i.e., the excess of its capital gains over capital losses) realized during the one-year period ending October 31 during such year plus 100% of any income that was neither distributed nor taxed to the Fund during the preceding calendar year. Under ordinary circumstances, the Fund expects to time its distributions so as to avoid liability for this tax.

The following discussion of tax consequences is for the general information of shareholders that are subject to tax. Shareholders that are IRAs or other qualified retirement plans are exempt from income taxation under the Code.

Distributions of taxable net investment income and the excess of net short-term capital gain over net long-term capital loss are taxable to shareholders as ordinary income.

Distributions of net capital gain (“capital gain dividends”) generally are taxable to shareholders as long-term capital gain, regardless of the length of time the shares of the Fund have been held by such shareholders.

A redemption of Fund shares by a shareholder will result in the recognition of taxable gain or loss in an amount equal to the difference between the amount realized and the shareholder’s tax basis in his or her Fund shares. Such gain or loss is treated as a capital gain or loss if the shares are held as capital assets. However, any loss realized upon the redemption of shares within six months from the date of their purchase will be treated as a long-term capital loss to the extent of any amounts treated as capital gain dividends during such six-month period. All or a portion of any loss realized upon the redemption of shares may be disallowed to the extent shares are purchased (including shares acquired by means of reinvested dividends) within 30 days before or after such redemption.

Distributions of taxable net investment income and net capital gain will be taxable as described above, whether received in additional cash or shares. Shareholders electing to receive distributions in the form of additional shares will have a cost basis for federal income tax purposes in each share so received equal to the net asset value of a share on the reinvestment date.

All distributions of taxable net investment income and net capital gain, whether received in shares or in cash, must be reported by each taxable shareholder on his or her federal income tax return. Dividends or distributions declared in October, November or December as of a record date in such a month, if any, will be deemed to have been received by shareholders on December 31, if paid during January of the following year. Redemptions of shares may result in tax consequences (gain or loss) to the shareholder and are also subject to these reporting requirements. Investing in municipal bonds and other tax-exempt securities is not a principal investment strategy of the Fund. Nonetheless, to the extent the Fund invests in municipal bonds that are not exempt from the alternative minimum tax, some shareholders may be subject to the alternative minimum tax. (Under 2017 legislation commonly known as the Tax Cuts and Jobs Act (the “TCJA”), corporations are no longer subject to the alternative minimum tax for taxable years of the corporation beginning after December 31, 2017.) Investors should consult their tax advisers for more information.

Under the Code, the Fund will be required to report to shareholders and to the Internal Revenue Service (“IRS”) all distributions of taxable income and capital gains as well as gross proceeds from the redemption or exchange of Fund shares, except in the case of certain exempt shareholders. Under the backup withholding provisions of Section 3406 of the Code, distributions of taxable net investment income and net capital gain and proceeds from the redemption or exchange of the shares of a RIC may be subject to withholding of federal income tax in the case of non-exempt shareholders who fail to furnish the investment company with their taxpayer identification numbers (“TIN”) and with required certifications regarding their status under the federal income tax law, or if the Fund is notified by the IRS or a broker that withholding is required due to an incorrect TIN or a previous failure to report taxable interest or dividends. If the withholding provisions are applicable, any such distributions and proceeds, whether taken in cash or reinvested in additional shares, will be reduced by the amounts required to be withheld.

Limitation on Deduction of Net Interest Expense

The TCJA provides a limitation on deductions of business interest. Generally, the provision limits the deduction for net business interest expenses to 30% of a taxpayer’s adjusted taxable income. The deduction for interest expenses is not limited to the extent of any business interest income, which is interest income attributable to a trade or business and not investment income. It is unclear whether RICs should be subject to this rule because, generally, RICs are not viewed as being engaged in a trade or business for federal income tax purposes. If it is determined that the provision applies to RICs, then it would generally impact closed-end funds or business development companies that use leverage (e.g., borrow money, issue debt securities, etc.).

Qualified REIT Dividends

Under the TCJA, “qualified REIT dividends” (i.e., ordinary REIT dividends other than capital gain dividends and portions of REIT dividends designated as qualified dividend income) are treated as eligible for a 20% deduction by noncorporate taxpayers. This deduction, if allowed in full, equates to a maximum effective tax rate of 29.6% (37% top rate applied to income after 20% deduction). Recently issued proposed regulations allow a RIC to pass the character of its qualified REIT dividends through to its shareholders provided certain holding period requirements are met.

Certain Fixed-Income Investments

Gain recognized on the disposition of a debt obligation purchased by a fund at a market discount (generally, at a price less than its principal amount) will be treated as ordinary income to the extent of the portion of the market discount that accrued during the period of time the fund held the debt obligation, unless the fund made a current inclusion election to accrue market discount into income as it accrues. (The TCJA requires certain taxpayers to recognize items of gross income for tax purposes in the year in which the taxpayer recognizes the income for financial accounting purposes. For financial accounting purposes, market discount must be accrued currently on a constant yield to maturity basis, regardless of whether a current inclusion election is made. While the exact scope of this provision is not known at this time, it could cause a fund to recognize income earlier for tax purposes than would otherwise have been the case prior to the enactment of the TCJA.)

If a fund purchases a debt obligation (such as a zero coupon security or pay-in-kind security) that was originally issued at a discount, the fund generally is required to include in gross income each year the portion of the original issue discount that accrues during such year. Therefore, a fund’s investment in such securities may cause the fund to recognize income and make distributions to shareholders before it receives any cash payments on the securities. To generate cash to satisfy those distribution requirements, a fund may have to sell portfolio securities that it otherwise might have continued to hold or to use cash flows from other sources such as the sale of fund shares.

Options, Futures, Forward Contracts and Swap Agreements

To the extent such investments are permissible for the Fund, the Fund’s transactions in options, futures contracts, hedging transactions, forward contracts, straddles and foreign currencies will be subject to special tax rules (including mark-to-market, constructive sale, straddle, wash sale and short sale rules), the effect of which may be to accelerate income to the Fund, defer losses to the Fund, cause adjustments in the holding periods of the Fund’s securities, convert long-term capital gains into short-term capital gains and convert short-term capital losses into long-term capital losses. These rules could therefore affect the amount, timing and character of distributions to shareholders.

To the extent such investments are permissible, certain of the Fund’s hedging activities (including its transactions, if any, in foreign currencies or foreign currency-denominated instruments) are likely to produce a difference between its book income and its taxable income. If the Fund’s book income exceeds its taxable income, the distribution (if any) of such excess book income will be treated as (i) a dividend to the extent of the Fund’s remaining earnings and profits (including earnings and profits arising from tax-exempt income), (ii) thereafter, as a return of capital to the extent of the recipient’s basis in the shares, and (iii) thereafter, as gain from the sale or exchange of a capital asset. If the Fund’s book income is less than taxable income, the Fund could be required to make distributions exceeding book income to qualify as a regular investment company that is accorded special tax treatment.

Passive Foreign Investment Companies

Investment by the Fund in certain “passive foreign investment companies” (“PFICs”) could subject the Fund to a U.S. federal income tax (including interest charges) on distributions received from the company or on proceeds received from the disposition of shares in the company, which tax cannot be eliminated by making distributions to Fund shareholders. However, the Fund may elect to treat a PFIC as a “qualified electing fund” (“QEF election”), in which case the Fund will be required to include its share of the company’s income and net capital gains annually, regardless of whether it receives any distribution from the company.

The Fund also may make an election to mark the gains (and to a limited extent losses) in such holdings “to the market” as though it had sold and repurchased its holdings in those PFICs on the last day of the Fund’s taxable year. Such gains and losses are treated as ordinary income and loss. The QEF and mark-to-market elections may accelerate the recognition of income (without the receipt of cash) and increase the amount required to be distributed for the Fund to avoid taxation. Making either of these elections therefore may require the Fund to liquidate other investments (including when it is not advantageous to do so) to meet its distribution requirement, which also may accelerate the recognition of gain and affect the Fund’s total return.

Foreign Currency Transactions

The Fund’s transactions in foreign currencies, foreign currency-denominated debt securities and certain foreign currency options, futures contracts and forward contracts (and similar instruments) may give rise to ordinary income or loss to the extent such income or loss results from fluctuations in the value of the foreign currency concerned.

Foreign Taxation

Income received by the Fund from sources within foreign countries may be subject to withholding and other taxes imposed by such countries. Tax treaties and conventions between certain countries and the U.S. may reduce or eliminate such taxes. If more than 50% of the value of the Fund’s total assets at the close of its taxable year consists of securities of foreign corporations, the Fund may be able to elect to “pass through” to the Fund’s shareholders the amount of eligible foreign income and similar taxes paid by the Fund. If this election is made, a shareholder generally subject to tax will be required to include in gross income (in addition to taxable dividends actually received) his or her pro rata share of the foreign taxes paid by the Fund, and may be entitled either to deduct (as an itemized deduction) his or her pro rata share of foreign taxes in computing his or her taxable income or to use it as a foreign tax credit against his or her U.S. federal income tax liability, subject to certain limitations. In particular, a shareholder must hold his or her shares (without protection from risk of loss) on the ex-dividend date and for at least 15 more days during the 30-day period surrounding the ex-dividend date to be eligible to claim a foreign tax credit with respect to a gain dividend. No deduction for foreign taxes may be claimed by a shareholder who does not itemize deductions. Each shareholder will be notified within 60 days after the close of the Fund’s taxable year whether the foreign taxes paid by the Fund will “pass through” for that year.

Generally, a credit for foreign taxes is subject to the limitation that it may not exceed the shareholder’s U.S. tax attributable to his or her total foreign source taxable income. For this purpose, if the pass-through election is made, the source of the Fund’s income will flow through to shareholders of the Fund. With respect to the Fund, gains from the sale of securities will be treated as derived from U.S. sources and certain currency fluctuation gains, including fluctuation gains from foreign currency-denominated debt securities, receivables and payables will be treated as ordinary income derived from U.S. sources. The limitation on the foreign tax credit is applied separately to foreign source passive income, and to certain other types of income. A shareholder may be unable to claim a credit for the full amount of his or her proportionate share of the foreign taxes paid by the Fund. The foreign tax credit can be used to offset only 90% of the revised alternative minimum tax imposed on corporations (if applicable, as discussed above) and individuals, and foreign taxes generally are not deductible in computing alternative minimum taxable income.

OTHER INFORMATION

Each share represents a proportional interest in the assets of the Fund. Each share has one vote at shareholder meetings, with fractional shares voting proportionally, on matters submitted to the vote of shareholders. There are no cumulative voting rights. Shares do not have pre-emptive or conversion or redemption provisions. In the event of a liquidation of the Fund, shareholders are entitled to share pro rata in the net assets of the Fund available for distribution to shareholders after all expenses and debts have been paid.

Legal Counsel

K&L Gates LLP, State Street Financial Center, 1 Lincoln Street, Boston, Massachusetts 02111, acts as special legal counsel to the Fund.

Custodian

BNY Mellon (“BNY”), with principal offices at 240 Greenwich Street, New York, New York, 10286, serves as custodian for the securities and cash of the Fund’s portfolio. Under a Custodian Agreement, BNY holds the Fund’s assets in safekeeping and keeps all necessary records and documents relating to its duties.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Cohen & Company, Ltd. has been appointed the independent registered public accounting firm for the Fund as of December 6, 2018. Cohen & Company, Ltd. is located at 1350 Euclid Avenue, Suite 800, Cleveland, Ohio 44115. Prior to December 6, 2018, another independent registered public accounting firm served as the Fund’s auditor.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Trustees of

NexPoint Latin American Opportunities Fund

Opinion on the Financial Statements

We have audited the accompanying statement of assets and liabilities of NexPoint Latin American Opportunities Fund (the “Fund”) as of December 31, 2018, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Fund as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Fund’s management. Our responsibility is to express an opinion on the Fund’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Fund in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our procedures included confirmation of cash owned as of December 31, 2018, by correspondence with the custodian. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Fund’s auditor since 2018.

COHEN & COMPANY, LTD.

Cleveland, Ohio

April 30, 2019

NEXPOINT LATIN AMERICAN OPPORTUNITIES FUND

FINANCIAL STATEMENT

Statement of Assets and Liabilities

As of December 31, 2018

Assets
Cash and cash equivalents (a)	$101,000

Total assets	101,000

Net assets (5,050 Class Z shares issued and outstanding, no par value)	$101,000

Net asset value, offering price, and redemption proceeds per share	$20.00

(a)	Consists of 101,000 shares of Dreyfus Treasury & Agency Cash Management – Institutional Shares. See Note 2.

See Notes to Financial Statement

NOTES TO FINANCIAL STATEMENT

Note 1. Organization

NexPoint Latin American Opportunities Fund (the “Fund”) is a closed-end management investment company. The Fund intends to be continuously offered, non-diversified, and operate as an interval fund that conducts periodic repurchase offers of its shares. The financial statement includes information as of December 31, 2018. The Fund intends to offer four classes of shares of the Fund: Class A, Class C, Class L and Class Z shares. The Fund is authorized as a Delaware statutory trust to issue an unlimited number of shares. The Fund intends to offer to sell, through its principal underwriter, Highland Capital Funds Distributor, Inc. (the “Distributor”), under the terms of the prospectus, up to 4,712,535 shares, at the net asset value (“NAV”) per share plus the applicable sales load. The Distributor is not required to sell any specific number or dollar amount of the Fund’s shares, but will use reasonable efforts to sell the shares. The Fund is not required to raise a minimum amount of proceeds from this offering in order to commence operations. As of the date of this financial statement, the Fund had yet to commence investment operations.

The Fund’s investment objective is to seek capital appreciation and income. There can be no assurance that the Fund will achieve this objective. The Fund pursues its investment objective by investing, under normal circumstances, at least 80% of its total assets (defined as net assets plus the amount of any borrowing for investment purposes) in debt and equity securities of Latin American issuers and other investments that are tied economically to Latin America. Latin America includes, but is not limited to, the regions of Central and South America, such as: Argentina, Brazil, Chile, Colombia, Ecuador, Guatemala, Mexico, Peru, Panama and Venezuela. The Fund will invest primarily in Latin American companies of various sizes, including foreign subsidiaries of U.S. companies, but may also invest in the sovereign debt of Latin American governments.

NexPoint Advisors, L.P. (“NexPoint” or the “Investment Adviser”), an affiliate of Highland Capital Management, L.P. (“Highland”) and Highland Capital Management Fund Advisors, L.P. (“HCMFA”), is the investment adviser to the Fund. NexPoint has contributed $101,000 of initial seed capital in exchange for 5,050 Class Z shares.

Note 2. Significant Accounting Policies

The fund is an investment company that follows the accounting and reporting guidance of Accounting Standards Codification Topic 946 applicable to investment companies. The following summarizes the significant accounting policies consistently followed by the Fund in the preparation of its financial statement.

Use of Estimates

The Fund’s financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”), which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenue and expenses during the reporting period. Changes in the economic environment, financial markets and any other parameters used in determining these estimates could cause actual results to differ.

U.S. Federal Income Tax Status

The Fund is treated as a separate taxpayer for U.S. federal income tax purposes. The Fund intends to qualify each year as a “regulated investment company” under Subchapter M of the Internal Revenue Code of 1986, as amended, and will distribute substantially all of its taxable income and gains, if any, for the tax year, and as such will not be subject to U.S. federal income taxes. In addition, the Fund intends to distribute, in each calendar year, all of its net investment income, capital gains and certain other amounts, if any, such that the Fund should not be subject to U.S. federal excise tax.

Quarterly Repurchases of Shares

Closed-end funds differ from open-end management investment companies (commonly referred to as mutual funds) in that shares of closed-end funds are not redeemable at the option of the shareholder. Rather, closed- end fund shares typically trade in the secondary market via a stock exchange. Unlike many closed-end funds, however, the Fund’s shares will not be listed on a stock exchange. Instead, the Fund will operate as an interval fund, meaning that the Fund will provide limited liquidity to shareholders by offering to repurchase a limited amount of shares (at least 5%) on a quarterly basis. There is no guarantee that shareholders will be able to sell all of the shares they desire in a quarterly repurchase offer because shareholders, in total, may wish to sell more than 5% of the Fund’s shares. If the amount of repurchase requests exceeds

NOTES TO FINANCIAL STATEMENT

the number of shares the Fund offers to repurchase, the Fund will repurchase shares on a pro rata basis. Limited liquidity will be provided to shareholders only through the Fund’s quarterly repurchases. Shareholders will be notified in writing about each quarterly repurchase offer and the deadline for submitting repurchase requests, which is generally 30 days from notification date, but may vary from no more than 42 days to no less than 21 days.

Cash & Cash Equivalents

The Fund considers liquid assets deposited with a bank and certain short-term debt instruments with original maturities of 3 months or less to be cash equivalents. The Fund also considers money market instruments that invest in cash equivalents to be cash investments. These investments represent amounts held with financial institutions that are readily accessible to pay Fund expenses or purchase investments. Cash and cash equivalents are valued at cost plus accrued interest, which approximates market value.

Organization and Offering Costs

Organization costs include the cost of incorporating, such as the cost of legal services and other fees pertaining to the Fund’s organization, and are expensed as incurred. Audit costs prior to commencement of investment operations are also included in organization costs. Offering costs include legal fees pertaining to the preparation of the Fund’s initial registration statement, printing fees associated with the initial registration statement and other offering documents, and other costs pertaining to the public offering of the Fund’s shares. The Investment Adviser has agreed to pay all organization and offering costs necessary to permit the Fund to be declared effective by the SEC and to commence operations. Offering costs incurred by the Fund thereafter will be accounted for as a deferred charge and amortized to expense over 12 months on a straight-line basis. Both organization costs and offering costs, to the extent that they are incurred by the Fund, are subject to an expense limitation agreement as described further in Note 3.

Commitments and Contingencies

In the normal course of business, the Fund intends to enter into contracts and agreements that contain a variety of representations and warranties that provide general indemnification. The Fund’s maximum exposure under these agreements is unknown, as this would involve future claims that may be made against the Fund that have not occurred. The Fund believes the risk of material obligations under these indemnities to be low, and is not aware of any current commitments or contingencies not otherwise disclosed.

Note 3. Investment Advisory and Other Fees

Investment Advisory Fee

The Investment Adviser receives an annual fee, paid monthly, in an amount equal to 1.25% of the Fund’s Daily Gross Assets. “Daily Gross Assets” is the amount equal to total assets, less any liabilities, but excluding liabilities evidencing leverage.

Service and Distribution Fees

The Distributor serves as the principal underwriter and distributor of the Fund’s shares. The Distributor receives the front-end sales charge imposed on the sale of Class A and Class L Shares and the contingent deferred sales charge (“CDSC”) imposed on certain redemptions of Class A and Class C Shares. The Fund has adopted a Shareholder Servicing Plan and Agreement (the “Plan”) under which the Fund may compensate financial industry professionals for providing ongoing services in respect of clients with whom they have distributed shares of the Fund. The Plan operates in a manner consistent with Rule 12b-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), which regulates the manner in which an open-end investment company may directly or indirectly bear the expenses of distributing its shares. Although the Fund is not an open-end investment company, it has undertaken to comply with the terms of Rule 12b-1 as a condition of an exemptive order under the 1940 Act which permits it to have a multi-class structure, CDSCs and distribution and shareholder servicing fees. Under the Plan, the Fund may incur expenses on an annual basis equal to 0.25% of its average net assets attributable Class A, Class C and Class L shares respectively.

Class C and Class L shares will pay to the Distributor a distribution fee that will accrue at an annual rate equal to 0.75% and 0.25%, respectively, of the Fund’s average daily net assets attributable to Class C and Class L shares and will be payable on a quarterly basis.

NOTES TO FINANCIAL STATEMENT

Other Fees

Upon commencement of operations, the Fund expects to incur other fees and expenses related to its operations. The Fund expects that these fees and expenses may include, but are not limited to, the following: transfer agent fees, trustee fees, accounting service fees, audit and tax preparation fees, legal fees, insurance costs, interest expense, tax fees and printing fees.

Expense Limitation Agreement

The Investment Adviser and the Fund have entered into an expense limitation and reimbursement agreement (the “Expense Limitation Agreement”) under which the Investment Adviser has agreed contractually to waive its fees and to pay, absorb or reimburse the ordinary operating expenses of the Fund (including organizational and offering expenses, but excluding: (i) distribution and shareholder servicing fees, interest, taxes, dividend expenses on short sales, brokerage commissions and other transaction costs, and other expenditures which are capitalized in accordance with generally accepted accounting principles; (ii) expenses incurred indirectly by the Fund as a result of investments in other investment companies and pooled investment vehicles; (iii) other expenses attributable to, and incurred as a result of, the Fund’s investments; (iv) expenses payable by the Fund under any Sub-Administration Agreement; and (v) litigation expenses and extraordinary expenses not incurred in the ordinary course of the Fund’s business), to the extent that they exceed 1.75% per annum of the Fund’s average Daily Gross Assets (the “Expense Limitation”). If the Fund incurs expenses excluded from the Expense Limitation Agreement, the Fund’s expense ratio would be higher and could exceed the Expense Limitation. In consideration of the Investment Adviser’s agreement to limit the Fund’s expenses, the Fund has agreed to repay the Investment Adviser in the amount of any fees waived and Fund expenses paid or absorbed (other than organizational and initial offering expenses, which are those expenses incurred by the Fund prior to the commencement of the offering of Fund shares) to the extent that: (1) the reimbursement for fees and expenses will be made only if payable not more than three years from the date on which such fees are foregone or expenses are incurred by the Investment Adviser; and (2) such recoupment does not cause the Fund’s ordinary operating expenses plus recoupment to exceed the Expense Limitation in effect at the time the expenses were paid or waived or any expense limitation in effect at the time of recoupment. The Expense Limitation Agreement will remain in effect at least until one year after the date of the prospectus, unless and until the Board approves its modification or termination. The Expense Limitation Agreement may be terminated only by the Board. After the expiration of the Expense Limitation Agreement, the agreement may be renewed at the discretion of the Investment Adviser and the Board.

Note 4. Subsequent Events

Management has evaluated the impact of all subsequent events on the Fund through the date the financial statement was issued and determined there are no subsequent events to report.

APPENDIX A

NexPoint Advisors, L.P. Proxy Voting Policy

1. Application; General Principles

1.1 This proxy voting policy (the “Policy”) applies to securities held in Client accounts (including registered investment companies and other pooled investment vehicles) as to which the above-captioned investment adviser (the “Company”) has voting authority, directly or indirectly. Indirect voting authority exists where the Company’s voting authority is implied by a general delegation of investment authority without reservation of proxy voting authority.

1.2 The Company shall vote proxies in respect of securities owned by or on behalf of a Client in the Client’s best economic interests and without regard to the interests of the Company or any other Client of the Company.

2. Voting; Procedures

2.1 Monitoring. The Company has hired Broadridge as its proxy voting agent to vote proxies in respect of securities held in Client accounts for which the Company has proxy voting authority. The Company utilizes Broadridge’s ProxyEdge® internet tool to identify for Broadridge Client accounts for which the Company has proxy voting authority and Broadridge monitors the holdings in these Client accounts via automated electronic interfaces with the Company’s custodian banks and brokers for purposes of determining whether there are shareholder meetings or similar corporate actions affecting holdings in the Client accounts.

2.2 Voting. The Company has authorized Broadridge to vote proxies with respect to securities held in Client accounts for which the Company has proxy voting authority in accordance with recommendations provided by Glass, Lewis & Co. in its US 2010 Proxy Season Proxy Paper Guidelines (and, absent further action, future annual or special Proxy Paper Guidelines issued by Glass, Lewis & Co.). Glass Lewis’s Proxy Paper Guidelines are available on the Company’s internet website and to all Clients, prospective clients, and due diligence inquiries upon request. Broadridge is responsible for ensuring proxies are voted and submitted in a timely manner in accordance with such Guidelines, provided, however, that the Company may instruct Broadridge to vote in a manner inconsistent with the Guidelines in accordance with the procedures set forth below.

The CCO or his/her designee will be responsible for creating a weekly report of all upcoming shareholder meetings or similar corporate actions affecting securities held in Client accounts for which the Company has proxy voting authority, which will include Glass Lewis’s recommendation, if available. The report will be distributed to the relevant portfolio managers and sub-advisers for review and approval. If warranted and determined to be in the best interest of a Client after taking into account all the relevant facts and circumstances, the portfolio manager responsible for the Client account or security can override the recommendations of Glass, Lewis & Co. and direct Broadridge to vote one or more proxies according to his or her own determination of the clients’ best interests. If the Company decides to direct Broadridge to vote a proxy in a manner that is inconsistent with the recommendations of Glass, Lewis & Co., the CCO or his/her designee shall document the reasons for these votes and for the override of the Glass Lewis recommendation.

2.3 Guidelines. In determining how to vote a particular proxy, Glass Lewis follows the principles outlined in its Proxy Paper guidelines. It conducts careful analysis on each issuer looking specifically at Board composition of an issuer, the firm’s financial reporting and integrity of those financial statement, compensation plans and governance structure. The Company has accepted the proxy voting guidelines published by Glass, Lewis & Co., and The Company’s CCO or his/her designee will annually review the Glass Lewis Guidelines to ensure they remain appropriate and relevant to the Company’s proxy voting needs.

2.4 Conflicts of Interest. If a portfolio manager determines that a potential material conflict of interest (as defined in Section 3 of this Policy) exists between the Company and a Client account with respect to voting a particular proxy, the portfolio manager(s) shall contact the Company’s compliance department prior to the proxy being voted by Broadridge. In the event of a potential material conflict of interest, the Company will (i) vote such proxy according to the Glass Lewis Guidelines; or (ii) seek instructions from the Client or request that the Client vote such proxy. All such instances shall be reported to NexPoint’s Compliance Department at least quarterly.

2.4.1 For a security held by an investment company, the Company shall disclose any potential material conflict of interest and its reasoning for voting as it did to the investment company’s Board of Trustees at the next regularly scheduled quarterly meeting. In voting proxies for securities held by an investment company, the Company may consider only the interests of the Trust. It is the responsibility of the Compliance Department to document the basis for the proxy voting decision when a potential material conflict of interest exists and to furnish the documentation to the Board of Trustees.

2.5 Non-Votes. The Company may determine not to vote proxies in respect of the securities of any issuer if it determines it would be in its Client’s overall best interests not to vote. Such determination may apply in respect of all Client holdings of the securities or only certain specified Clients, as the Company deems appropriate under the circumstances. As examples, the portfolio manager(s) may determine: (a) not to recall securities on loan if, in his or her judgment, the matters being voted upon are not material events affecting the securities and the negative consequences to Clients of disrupting the securities lending program would outweigh the benefits of voting in the particular instance or (b) not to vote certain foreign securities positions if, in its judgment, the expense and administrative inconvenience outweighs the benefits to Clients of voting the securities.

2.6 Recordkeeping. Following the submission of any proxy vote by Broadridge, a record of how proxy ballots were voted will be maintained electronically on the ProxyEdge® system, and will be continuously available for review. Broadridge will aggregate the proxy voting records of each investment company client of the Company for purposes of preparing and filing Form N-PX on such investment company’s behalf.

3. Conflicts of Interest

3.1 Voting the securities of an issuer where the following relationships or circumstances exist are deemed to give rise to a material conflict of interest for purposes of this Policy:

3.1.1 The issuer is a Client of the Company, or of an affiliate, accounting for more than 5% of the Company’s or affiliate’s annual revenues.

3.1.2 The issuer is an entity that reasonably could be expected to pay the Company or its affiliates more than $1 million through the end of the Company’s next two full fiscal years.

3.1.3 The issuer is an entity in which a “Covered Person” (as defined in the Company’s Policies and Procedures Designed to Detect and Prevent Insider Trading and to Comply with Rule 17j-1 of the Investment Company Act of 1940, as amended (the “Code of Ethics”)) has a beneficial interest contrary to the position held by the Company on behalf of Clients.

3.1.4 The issuer is an entity in which an officer or partner of the Company or a relative1 of any such person is or was an officer, director or employee, or such person or relative otherwise has received more than $150,000 in fees, compensation and other payment from the issuer during the Company’s last three fiscal years; provided, however, that the Compliance Department may deem such a relationship not to be a material conflict of interest if the Company representative serves as an officer or director of the issuer at the direction of the Company for purposes of seeking control over the issuer.

[1]	For the purposes of this Policy, “relative” includes the following family members: spouse, minor children or stepchildren or children or stepchildren sharing the person’s home.

3.1.5 The matter under consideration could reasonably be expected to result in a material financial benefit to the Company or its affiliates through the end of the Company’s next two full fiscal years (for example, a vote to increase an investment advisory fee for a Fund advised by the Company or an affiliate).

3.1.6 Another Client or prospective Client of the Company, directly or indirectly, conditions future engagement of the Company on voting proxies in respect of any Client’s securities on a particular matter in a particular way.

3.1.7 The Company holds various classes and types of equity and debt securities of the same issuer contemporaneously in different Client portfolios.

3.1.8 Any other circumstance where the Company’s duty to serve its Clients’ interests, typically referred to as its “duty of loyalty,” could be compromised.

3.2 Notwithstanding the foregoing, a conflict of interest described in Section 3.1 shall not be considered material for the purposes of this Policy in respect of a specific vote or circumstance if:

3.2.1 The securities in respect of which the Company has the power to vote account for less than 1% of the issuer’s outstanding voting securities, but only if: (i) the securities for which the Company has voting authority do not, in the aggregate, represent one of top 10 largest shareholders of such issuer and (ii) such securities do not represent more than 2% of the Client’s assets under management with the Company.

3.2.2 The matter to be voted on relates to a restructuring of the terms of existing securities or the issuance of new securities or a similar matter arising out of the holding of securities, other than common equity, in the context of a bankruptcy or threatened bankruptcy of the issuer.

4. Recordkeeping, Retention and Compliance Oversight

4.1 The Company shall retain records relating to the voting of proxies, including:

4.1.1 Copies of this Policy and any amendments thereto.

4.1.2 A copy of the Glass Lewis Proxy Voting Guidelines, amended annually.

4.1.3. A copy of each proxy statement that the Company receives regarding Client securities.

4.1.4 Records of each vote cast by the Company on behalf of Clients.

4.1.5 A copy of any documents created by the Company that were material to making a decision how to vote or that memorializes the basis for that decision.

4.1.6 A copy of each written request for information on how the Company voted proxies on behalf of the Client, and a copy of any written response by the Company to any (oral or written) request for information on how the Company voted.

4.2 These records shall be maintained and preserved in an easily accessible place for a period of not less than five years from the end of the Company’s fiscal year during which the last entry was made in the records, the first two years in an appropriate office of the Company.

4.3 The Company may rely on proxy statements filed on the SEC’s EDGAR system or on proxy statements and records of votes cast by the Company maintained by Broadridge.

4.4 Records relating to the voting of proxies for securities held by investment company Clients will be reported periodically, as requested, to the investment company’s Board of Trustees and, to the SEC on an annual basis pursuant to Form N-PX.

4.5 If at any time any person is pressured or lobbied either by Company personnel or affiliates or third parties with respect to a particular shareholder vote, he or she should provide information regarding such activity to the CCO, who will keep a record of this information.

4.6 Compliance oversees the implementation of this procedure, including oversight over voting and the retention of proxy ballots voted. The CCO may review proxy voting pursuant to the firm’s compliance program.

NEXPOINT LATIN AMERICAN OPPORTUNITIES FUND

PART C—OTHER INFORMATION

Item 25.	Financial Statements and Exhibits

1. Financial Statements.

Part A:	None.
Part B:	Report of Independent Registered Public Accounting Firm(14) Statement of Assets and Liabilities, Statement of Operations(14) Notes to Financial Statements(14)

2. Exhibits

(a)	(1)	Agreement and Declaration of Trust(1)

	(2)	Amended and Restated Agreement and Declaration of Trust(2)

(b)		By-Laws(3)

(g)		Investment Advisory Agreement(4)

(h)	(1)	Distribution Agreement(5)

	(2)	Form of Selling Agreement(6)

	(3)	Form of Shareholder Servicing Plan and Agreement(7)

	(4)	Distribution Plan for Class C Shares(8)

	(5)	Distribution Plan for Class L Shares(14)

(j)	(1)	Master Custodian Agreement with Bank of New York Mellon, dated October 3, 2018(9)

(j)	(2)	Amendment 1 to Master Custodian Agreement dated April 8, 2019(10)

(j)	(3)	Amendment 2 to Master Custodian Agreement dated April 8, 2019(11)

(k)	(1)	Expense Limitation and Reimbursement Agreement(12)

	(2)	Master Sub-Administration Agreement dated July 23, 2018, between NexPoint Advisors, L.P., on behalf of the Registrant, and SEI Investments Global Funds Services(13)

(n)		Consent of Independent Registered Public Accounting Firm(14)

(r)	(1)	Code of Ethics of the Fund(15)

	(2)	Code of Ethics of the Adviser(16)

(s)	(2)	Powers of Attorney for Dr. Bob Froehlich, John Honis, Bryan A. Ward, Ethan Powell, and Dustin Norris(14)

(1)

Incorporated by reference from Exhibit (a)(1) to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-210386) filed by NexPoint Latin American Opportunities Fund on May 27, 2016.

(2)

Incorporated by reference from Exhibit (a)(2) to Pre-Effective Amendment No. 2 to the Registration Statement on Form N-2 (File No. 333-210386) filed by NexPoint Latin American Opportunities Fund on March 13, 2018.

(3)

Incorporated by reference from Exhibit (b) to Pre-Effective Amendment No. 2 to the Registration Statement on Form N-2 (File No. 333-210386) filed by NexPoint Latin American Opportunities Fund on March 13, 2018.

(4)

Incorporated by reference from Exhibit (g) to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-210386) filed by NexPoint Latin American Opportunities Fund on May 27, 2016.

(5)

Incorporated by reference from Exhibit (h)(1) to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-210386) filed by NexPoint Latin American Opportunities Fund on May 27, 2016.

(6)

Incorporated by reference from Exhibit (h)(2) to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-210386) filed by NexPoint Latin American Opportunities Fund on May 27, 2016.

(7)

Incorporated by reference from Exhibit (h)(3) to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-210386) filed by NexPoint Latin American Opportunities Fund on May 27, 2016.

(8)

Incorporated by reference from Exhibit (h)(4) to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-210386) filed by NexPoint Latin American Opportunities Fund on May 27, 2016.

(9)

Incorporated by reference from Exhibit (j)(1) to Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-209932) filed by NexPoint Latin American Opportunities Fund on April 30, 2019.

(10)

Incorporated by reference from Exhibit (j)(2) to Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-209932) filed by NexPoint Latin American Opportunities Fund on April 30, 2019.

(11)

Incorporated by reference from Exhibit (j)(3) to Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-209932) filed by NexPoint Latin American Opportunities Fund on April 30, 2019.

(12)

Incorporated by reference from Exhibit (k)(1) to Pre-Effective Amendment No. 4 to the Registration Statement on Form N-2 (File No. 333-210386) filed by NexPoint Latin American Opportunities Fund on June 22, 2018.

(13)

Incorporated by reference from Exhibit (k)(2) to Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-209932) filed by NexPoint Latin American Opportunities Fund on April 30, 2019.

(14)	Filed herewith
(15)

Incorporated by reference from Exhibit (r)(1) to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-209932) filed by NexPoint Healthcare Opportunities Fund on August 12, 2016.

(16)	Incorporated by reference from Exhibit (r)(2) to Pre-Effective Amendment No. 4 to the Registration Statement on Form N-2 (File No. 333-132436) filed by NexPoint Credit Strategies Fund on June 9, 2006.

Item 26.	Marketing Arrangements

Not Applicable.

Item 27.	Other Expenses of Issuance and Distribution

The following table sets forth the estimated expenses to be incurred in connection with all offerings described in this Registration Statement:

SEC Registration fees	$0	*
FINRA fees	$0
Legal fees	$15,000	*
Blue Sky fees	$40,000
Accounting fees	$0	*
Printing	$20,000	*
Total	$75,000

*

The Adviser has agreed to pay or reimburse the Fund for organizational and offering expenses incurred in connection with the Fund’s commencement of operations and initial offering of shares, and will not seek to recoup such fees.

Item 28.	Persons Controlled by or Under Common Control with Registrant

None.

Item 29.	Number of Holders of Securities as of March 29, 2019:

Title of Class	Number of Record Holders
Shares of Beneficial Ownership.	1

Item 30.	Indemnification

Reference is made to Article VIII, Section 2 of the Registrant’s Amended and Restated Agreement and Declaration of Trust (the “Declaration of Trust”), filed as Exhibit (a)(2) hereto, and to Section 8 of the Registrant’s Distribution Agreement, filed as Exhibit (h)(1) hereto. The Registrant hereby undertakes that it will apply the indemnification provisions of the Declaration of Trust and Distribution Agreement in a manner consistent with Release 40-11330 of the Securities and Exchange Commission (the “SEC”) under the Investment Company Act of 1940, as amended (the “1940 Act”), so long as the interpretation therein of Sections 17(h) and 17(i) of the 1940 Act remains in effect. The Registrant maintains insurance on behalf of any person who is or was an independent trustee, officer, employee, or agent of the Registrant against certain liability asserted against and incurred by, or arising out of, his or her position. However, in no event will the Registrant pay that portion of the premium, if any, for insurance to indemnify any such person for any act for which the Registrant itself is not permitted to indemnify.

Insofar as indemnification for liability arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 31.	Business and Other Connections of Investment Adviser

A description of any other business, profession, vocation, or employment of a substantial nature in which the investment adviser of the Registrant, and each member, director, executive officer, or partner of any such investment adviser, is or has been, at any time during the past two fiscal years, engaged in for his or her own account or in the capacity of member, trustee, officer, employee, partner or director, is set forth in the Registrant’s prospectus in the section entitled “Management of the Fund.” Information as to the members and officers of the Adviser is included in its Form ADV as filed with the SEC (File No. 801-75490), and is incorporated herein by reference.

Item 32.	Location of Accounts and Records

(1) DST Asset Manager Solutions, Inc., 2000 Crown Colony Drive, Quincy, MA 02169 (records relating to its function as transfer agent).

(2) Bank of New York Mellon, 240 Greenwich Street, New York, NY 10286 (records relating to its function as custodian).

(3) NexPoint Advisors, L.P., 300 Crescent Court, Suite 700, Dallas, Texas 75201 (records relating to its function as adviser and administrator).

(4) SEI Investments Global Fund Services, One Freedom Valley Drive, Oaks, Pennsylvania 19456 (records relating to its function as sub-administrator).

(5) NexPoint Securities, Inc. (formerly, Highland Capital Funds Distributor, Inc.) 200 Crescent Court, Suite 700, Dallas, TX 75201 (records relating to its function as distributor)

Item 33.	Management Services

Not Applicable.

Item 34.	Undertakings

1. The Registrant undertakes to suspend the offering of shares until the prospectus is amended if (1) subsequent to the effective date of its registration statement, the net asset value of the Fund declines more than ten percent from its net asset value as of the effective date of the registration statement or (2) the net asset value of the Fund increases to an amount greater than its net proceeds as stated in the prospectus.

2. The Registrant undertakes to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement: (a) (i) to include any prospectus required by Section 10(a)(3) of the Securities Act; (ii) to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement. (b) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. (c) The Registrant undertakes to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering. (d) The Registrant undertakes that, for the purpose of determining liability under the Securities Act, if the Registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the Securities Act as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the Securities Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use. (e) The Registrant undertakes that, for the purpose of determining liability under the Securities Act, in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser: (i) any preliminary prospectus or prospectus of the undersigned

Registrant relating to the offering required to be filed pursuant to Rule 497 under the Securities Act; (ii) the portion of any advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and (iii) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

3. For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant under Rule 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective. The Registrant undertakes that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof.

4. The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery within two business days of receipt of a written or oral request, the Registrant’s statement of additional information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on the day of August 2, 2019.

NEXPOINT LATIN AMERICAN OPPORTUNITIES FUND

By:	/s/ James Dondero
James Dondero
President (Principal Executive Officer)

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities indicated on the on the day of August 2, 2019.

By:	/s/ James Dondero
James Dondero
President (Principal Executive Officer)

By:	/s/ Frank Waterhouse
Frank Waterhouse
Treasurer (Principal Financial and Accounting Officer)

By:	/s/ Bob Froehlich*
Dr. Bob Froehlich
Trustee

By:	/s/ John Honis*
John W. Honis
Trustee

By:	/s/ Ethan Powell*
Ethan Powell
Chairman of the Board of Trustees

By:	/s/ Bryan Ward*
Bryan A. Ward
Trustee

By:	/s/ Dustin Norris*
Dustin Norris
Trustee and Executive Vice President

*By:	/s/ Frank Waterhouse
Frank Waterhouse
Attorney-in-Fact

*	Pursuant to powers of attorney incorporated by reference herein.

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION

(h)(5)	Distribution Plan for Class L Shares

(n)	Consent of Independent Registered Public Accounting Firm

(s)(2)	Powers of Attorney for Dr. Bob Froehlich, John Honis, Bryan A. Ward, Ethan Powell, and Dustin Norris